Exhibit 10.53

AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS

By and Between

SUMITOMO BANK LEASING AND FINANCE, INC.,

a Delaware corporation,

as Landlord,

and

ADOBE SYSTEMS INCORPORATED,

a Delaware corporation,

as Tenant

THIS LEASE IS NOT INTENDED TO CONSTITUTE A TRUE LEASE FOR INCOME TAX PURPOSES. SEE *SECTION 21.2*

AMENDED, RESTATED AND CONSOLIDATED
MASTER LEASE OF LAND AND IMPROVEMENTS

THIS AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS (this "Lease") is by and between **SUMITOMO BANK LEASING AND FINANCE, INC.**, a Delaware corporation ("Landlord"), and **ADOBE SYSTEMS INCORPORATED**, a Delaware corporation ("Tenant"), and is entered into as of the date set forth in *Article I* and shall be effective and binding upon the parties hereto as of such date. Capitalized terms used in this Lease shall have the definitions set forth in *Appendix A* or in the text of this Lease.

RECITALS:

WHEREAS, Landlord and Tenant are parties to (a) that certain Sublease of the Land and Lease of the Improvements, dated October 12, 1994, as amended by that certain First Amendment to Sublease of the Land and Lease of the Improvements, dated August 15, 1996; and (b) that certain Sublease of the Land and Lease of the Improvements, dated August 15, 1996 (collectively, the "Original Leases"), pursuant to which Landlord funded advances for the construction of improvements on the land described therein;

WHEREAS, Landlord and Tenant are parties to (a) that certain Construction Management Agreement, dated October 12, 1994, and (b) that certain Construction Management Agreement, dated August 15, 1996 (collectively, the "Original Construction Management Agreements"), pursuant to which Landlord, as owner, appointed Tenant, as construction manager, to manage the construction of the improvements on the land described in the Original Leases;

WHEREAS, in connection with execution of the Original Leases, Tenant, as trustor, executed in favor of Landlord, as beneficiary (a) that certain Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases), dated and recorded October 12, 1994, in the Official Records of Santa Clara County as Document No. 12684590, as amended by a First Amendment to Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases), dated and recorded August 15, 1996, in the Official Records of Santa Clara County as Document No. 13410225; and (b) that certain Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases), dated and recorded August 15, 1996, in the Official Records of Santa Clara County as Document No. 13410223 (collectively, the "Original Deeds of Trust");

WHEREAS, under the Original Leases, Tenant delivered to Landlord certain money as a security deposit (the "Original Security Deposit"), which Original Security Deposit was held by Landlord as security for the payment of rent under the Original Leases;

WHEREAS, Landlord and Tenant are also parties to that certain Pledge Agreement, dated October 12, 1994 (the "Original Pledge Agreement") pursuant to which Tenant deposited and pledged to Landlord certain money and securities, as described therein;

WHEREAS, Landlord and Sumitomo Bank of New York Trust Company, as custodian (the "Custodian") also entered into that certain Institutional Custody Agreement, dated October 12, 1994 (the "Original Custodial Agreement") pursuant to which the Custodian was appointed as custodian for Landlord to hold the collateral deposited under the Original Pledge Agreement;

WHEREAS, the obligation of Landlord to set off the Security Deposit against certain amounts owed by Tenant under the Original Lease dated August 15, 1996, and certain other obligations of Landlord to Tenant were secured by that certain Deed of Trust, Security Agreement and Fixture Filing, dated and recorded August 15, 1996, in the Official Records of Santa Clara County as Document No. 13410226 (the "Original Adobe Deed of Trust"); and

WHEREAS, Landlord and Tenant wish to amend the transactions described in the above Recitals in certain respects, including by (a) entering into a Rent Purchase Agreement and Participation Agreement, pursuant to which the Rent Purchasers will purchase a portion of the Lease Investment Balance and Tenant will make payment of Base Rent to Landlord and Administrative Agent (for the benefit of the Rent Purchasers), in accordance with the terms thereof; (b) returning to Tenant the Original Security Deposit and all collateral pledged to Landlord under the Original Pledge Agreement; (c) terminating the Original Pledge Agreement and the Original Custodial Agreement; (d) reconveying the Original Adobe Deed of Trust; (e) amending, restating and consolidating the Original Deeds of Trust by the execution and delivery of the Amended Deeds of Trust; and (f) amending, restating and consolidating the Original Leases by the execution and delivery of this Lease.

AGREEMENT:

NOW, THEREFORE, in consideration of the Base Rent reserved herein, and the terms, covenants and conditions set forth below, Landlord and Tenant hereby agree as follow, which agreement shall amend, restate and consolidate the Original Leases and replace the Original Leases in full:

ARTICLE I
BASIC LEASE PROVISIONS

1.1	***Date of Lease:***	August 11, 1999.
1.2	***Landlord:***	Sumitomo Bank Leasing and Finance, Inc., a Delaware corporation.
1.3	***Tenant:***	Adobe Systems Incorporated, a Delaware corporation.
1.4	***Administrative Agent:***	ABN AMRO Bank N.V., as agent for the Rent Purchasers, collectively.
1.5	***Land:***	The tract of land more particularly described on Schedule 1 to a particular Lease Supplement, executed and delivered pursuant to this Lease, together with all easements, rights of way, appurtenances and other rights and benefits belonging or pertaining to such tract of land. Landlord makes no representations as to the accuracy of the description of any Land. Land may be further subject to a Ground Lease, as further described in the Lease Supplement applicable thereto.
1.6	***Parcels:***	The Land and Improvements located on such Land.

1.7 ***Term:***

The term of this Lease ("Master Lease Term") shall commence on the Date of Lease set forth in *Section 1.1* above and shall expire five (5) years from the Date of Lease (the "Expiration Date"). The term of each Lease Supplement ("Lease Supplement Term") shall commence on the date set forth in the applicable Lease Supplement and expire on the Expiration Date. The Master Lease Term may be extended based upon terms that are mutually agreeable to Landlord, Tenant, Administrative Agent, and each Rent Purchaser (the "Extension Term") and in accordance with *Section 4.3* below. The Master Lease Term, the Extension Term and Lease Supplement Term are sometimes collectively referred to herein as the "Term." The Term shall cease upon, and shall not refer to any period of time after, termination of this Lease or with respect to any Lease Supplement, the termination of such Lease Supplement (whether pursuant to the terms of this Lease or such Lease Supplement, by operation of law, or otherwise).

1.8 ***Base Rent:***

As described in Appendix A.

1.9 ***Appraisal:***

The appraisal of the Improvements located on the Land described in Lease Supplement No. 1 and Lease Supplement No. 2 executed as of the Date of Lease and made by Cushman & Wakefield of California prior to the Date of Lease to determine the fair market value of such Improvements as of the Date of Lease (the "Present Value") and the fair market value of such Improvements estimated as of the Expiration Date (the "Estimated Future Value").

1.10 ***Addresses for Notices:***

LANDLORD:

Sumitomo Bank Leasing and Finance, Inc.
277 Park Avenue
New York, NY 10172
Attention: Chief Credit Officer

With a copy to:

Graham & James LLP
One Maritime Plaza, Suite 300
San Francisco, CA 94111
Attention: Bruce W. Hyman, Esq.

ADMINISTRATIVE AGENT:

ABN AMRO Bank N.V.
Syndications Group
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attention: Linda Boardman

and to:

ABN AMRO Bank N.V.
101 California Street, Suite 4550
San Francisco, CA 94111-5812
Attention: Jamie Dillon

TENANT:

Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110
Attention: Treasurer

With a copy to:

Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110
Attention: General Counsel

and to:

Shartsis, Friese & Ginsburg
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Attention: David H. Kremer, Esq.

This *Article 1* is intended to supplement and/or summarize the provisions set forth in the balance of this Lease. If there is any conflict between any provisions contained in this *Article 1* and the balance of this Lease, the balance of this Lease shall control.

ARTICLE II
DEFINITIONS

All defined terms for the Operative Documents are contained in Appendix A.

ARTICLE III
DEMISE

3.1 ***Parcels.*** Subject to the terms, covenants and conditions contained herein and in each Lease Supplement, Landlord shall, upon delivery of a Lease Supplement executed by Tenant, agree to lease to Tenant the Parcel covered by such Lease Supplement and Tenant agrees to lease from Landlord the Parcel covered by such Lease Supplement, together with all rights, privileges, easements and appurtenances relating to the Parcels. Tenant agrees that it shall use the Parcels in accordance with all of the terms and conditions of the Ground Lease, if applicable, and shall comply with all terms and conditions of the Ground Lease.

ARTICLE IV
TERM

4.1 ***Term.*** The Term of this Lease is specified in *Article 1.*

4.2 ***Holding Over.*** If Tenant remains in possession of a Parcel after the expiration of the Term without executing a new lease, such holding over shall be construed as a tenancy from month-to-month, subject to all terms, covenants and conditions herein contained and in the applicable Lease Supplement. The Base Rent shall be calculated based upon the Default Rate and shall be required to be paid by Tenant during such holding over in the same manner as during the Term.

4.3 ***Extension of Term.*** Provided that (i) no Event of Default exists hereunder or would exist except for the passage of time or giving of notice, and (ii) Landlord, in its sole and absolute discretion, consents, Tenant may request, upon not less than twelve (12) months prior written notice to Landlord and Administrative Agent, the extension of the Term of this Lease for an additional period under terms which must be mutually agreeable to Landlord and Tenant. Landlord's consent to the terms of such extension shall be conditioned upon the approval of Administrative Agent and each Rent Purchaser, which may be granted or withheld by such entity in its sole discretion.

ARTICLE V
IMPROVEMENTS

5.1 ***Improvements.*** All Improvements existing on Land covered by Lease Supplement No. 1 and Lease Supplement No. 2 executed as of the Date of Lease were constructed under the Original Construction Management Agreements. Tenant represents and warrants that all such Improvements were constructed in accordance with the Original Lease and the Original Construction Management Agreements.

5.2 ***Title to and Nature of Improvements.*** Subject to the provisions of this Lease, including, without limitation, *Section 21.2*, Tenant agrees that any and all Improvements of whatever nature at any time constructed, placed or maintained on the Land shall be and remain the property of Landlord, subject to Tenant's rights under this Lease and the rights of Administrative Agent and Rent Purchasers under the Operative Documents.

ARTICLE VI
FUNDING

6.1 ***Funding.*** On the Funding Date, the entire Commitment Amount shall have been funded. Landlord, Administrative Agent and all Rent Purchasers shall have no obligation to fund any further Advances to Tenant after the Date of Lease.

ARTICLE VII
RENT

7.1 ***Base Rent.***

(a) The Base Rent to be paid by Tenant under each Lease Supplement shall begin to accrue on the Rent Commencement Date as specified in such Lease Supplement. Tenant shall pay Base Rent by wire transfer in accordance with the terms of the Participation Agreement. Tenant shall be supplied with such bank account information as Tenant shall require to enable payment by wire transfer of Federal funds. Tenant shall wire transfer to such account in accordance with the terms of the Participation Agreement until notified of any account change. Base Rent payments shall be payable monthly in arrears on the fifteenth (15th) day of each successive month, except that the last installment of Base Rent shall be payable on the last day of the Term (each such date shall be a "Rent Payment Date") and Base Rent payments shall be made to Landlord and Administrative Agent in accordance with the terms of the Participation Agreement. No sooner than thirty (30) days or later than ten (10) days prior to the due date for any installment of Base Rent hereunder, Landlord and Administrative Agent each shall deliver to Tenant Notices indicating the exact dollar amount of the Base Rent that is due on such due date to Landlord or Administrative Agent, as applicable (an "Invoice"). If either Landlord or Administrative Agent fails to send an Invoice, Tenant shall pay the amount shown on the previous month's Invoice from such Entity in accordance with the terms of the Participation Agreement. If Tenant's payment of the amount shown on the previous month's Invoice is less than the Base Rent due such Entity for such month, Tenant shall pay the difference within ten (10) days after receipt of notice from such Entity of such shortfall. If Tenant's payment of the amount shown on the previous month's Invoice exceeds the Base Rent due such Entity for such month, then (provided that no Event of Default has occurred which is continuing), such excess amount shall be credited to the next installment of Base Rent due to such Entity.

(b) Tenant may select the number and amounts of the Portions into which the Lease Investment Balance is to be divided and the Rental Period for each such Portion by delivering to Administrative Agent and, to the extent Rental Periods may be selected for the Landlord Contribution, Landlord, not less than three (3) Business Days prior to the Date of Lease and thereafter the last day of each Rental Period for a Portion and in accordance with *Section 21.3*, an irrevocable written notice in the form of *Exhibit I*, appropriately completed (a "*Notice of Rental Period Selection*"), subject to the following:

(i) Prior to August 15, 2003, the Landlord Contribution shall constitute one Portion and no Rental Periods shall be selected for such Portion, and thereafter no Portion shall combine the Landlord Contribution with any part of the Rent Purchasers Contribution.

(ii) Each Portion shall be in a minimum amount of $2,500,000 or an integral multiple of $500,000 in excess thereof (except as otherwise provided below); *provided, however*, that the total number of Portions outstanding at any time shall not exceed five (5) with respect to the Rent Purchasers Contribution (and one such Portion may be in the amount of the remaining balance of the Rent Purchasers Contribution if such balance is less than $2,500,000 or is not an integral multiple of $500,000) or one (1) in the amount of the Landlord Contribution.

(iii) The initial and each subsequent Rental Period selected by Tenant for each Portion shall be one (1), two (2), three (3), six (6), nine (9) or twelve (12) months; *provided, however*, that (A) each Rental Period shall begin and end on the fifteenth (15th) day of the month; (B) no Rental Period shall

end after the Expiration Date; (C) no Rental Period shall be longer than one (1) month if a Default has occurred and is continuing at the time the Notice of Rental Period Selection is required to be delivered in accordance with this *Section 7.1(b)*; and (D) each Rental Period for which Tenant fails to make a selection by delivering a Notice of Rental Period Selection in accordance with this *Section 7.1(b)* shall be one (1) month.

7.2 ***Proration.*** If the Term for any Lease Supplement or this Lease expires or is otherwise terminated on other than the fifteenth (15th) day of a calendar month, then Base Rent shall be prorated for the period from the immediately preceding Rent Payment Date until the end of the Term on an Actual/360 Basis.

7.3 ***No Abatement of Rent.*** Except as a consequence of a reduction in the Lease Investment Balance, Tenant shall not be entitled to any abatement, diminution, reduction, setoff or postponement of Base Rent as a consequence of any inconvenience to, interruption of, cessation of or loss of Tenant's use or enjoyment of the Parcels or as a result of any reason whatsoever, including without limitation, the breach by Landlord of this Lease or the breach by Landlord or any other Entity of any Operative Document.

7.4 ***Delinquent Rent.*** Any Base Rent not paid on the due date shall accrue interest at the Default Rate from the date such Base Rent was originally due until the date such Base Rent is paid. All interest accrued on past due Base Rent shall be due and payable by Tenant at the time the Base Rent is paid, or upon demand by Landlord or Administrative Agent, if earlier.

7.5 ***Additional Rent.***

(a) ***Break Funding Costs.*** In the event that Landlord, Administrative Agent or any Rent Purchasers incur Break Funding Costs, Tenant agrees to pay to Landlord, Administrative Agent or any Rent Purchaser any Break Funding Costs claimed by such Entity. The Entity claiming such Break Funding Costs shall deliver to Tenant a statement setting forth in reasonable detail the calculation used to determine the Break Funding Costs claimed by such Entity. The agreements in this *Section 7.5(a)* shall survive the termination of this Lease with respect to any Break Funding Costs on payments that become due during the Term.

(b) ***Other Additional Rent.*** Tenant agrees to pay all other Additional Rent when it becomes due and payable under this Lease, any Lease Supplement or any other Operative Document.

7.6 ***Rent Upon Default.*** Tenant agrees to pay, and Landlord agrees to accept, the entire Lease Investment Balance as Additional Rent upon an Event of Default pursuant to *Section 19.1* below. If Tenant pays the entire Lease Investment Balance, and any other sums owing Landlord, Administrative Agent and each Rent Purchaser, pursuant to *Sections 7.6 and 19.1* below, Landlord shall reconvey the applicable Security Instruments to Tenant and Landlord shall deliver to Tenant a duly executed and acknowledged grant deed conveying title to each of the Parcels to Tenant or Tenant's designee.

7.7 ***Security Deposit; Pledge Securities; Reconveyance and Termination.*** The Original Security Deposit held by Landlord pursuant to the Original Leases shall be returned to Tenant on the Date of Lease. The pledged securities and collateral held by Landlord and/or any custodian under the Original Pledge Agreement and the Original Custodial Agreement shall be returned to Tenant on the Date of Lease in accordance with the provisions of the Original Pledge Agreement and the Original Custodial Agreement governing the return of such pledged securities and collateral upon the expiration or termination of the Original Pledge Agreement. On the Date of Lease, the Original Adobe Deeds of Trust shall be amended and the Original Pledge Agreement and Original Custodial Agreement shall be terminated.

ARTICLE VIII
TAXES; ADDITIONAL CHARGES; GROSS UP

8.1 ***Real Estate Taxes.***

(a) From and after the date of each Lease Supplement, Tenant shall pay during the Term directly to the appropriate taxing authority all Real Estate Taxes (as defined below) and provide Landlord and Administrative Agent a certified copy of an original official receipt received by Tenant showing payment thereof. If the date of each Lease Supplement occurs on, or the Lease Supplement Term expires or otherwise terminates on, any date other than the beginning or end of a taxable year, Tenant's obligation to pay Real Estate Taxes shall be prorated on the basis of a 365-day year, so as to include only that portion of the taxable year which is a part of the Lease Supplement Term. Unless a termination of the Lease results from the purchase of the Parcels pursuant to *Article 20* below, any Real Estate Taxes levied against the Parcels which accrue during the Term of this Lease but which would not be due and payable to the appropriate taxing authority until after the expiration of the Term of this Lease (as the same may be extended) shall be paid by Tenant to Landlord upon such termination. Landlord shall pay such amounts to the appropriate taxing authority on a timely basis.

(b) Except to the extent that Real Estate Tax bills and statements are sent directly to Tenant by the taxing authority, upon receipt by Landlord of the tax bills or statements, Landlord will use reasonable efforts to promptly advise Tenant in writing of all Real Estate Taxes and shall deliver copies of all applicable tax bills or statements to Tenant. Tenant shall pay directly to the taxing authority all Real Estate Taxes prior to the later of (i) thirty (30) days after receipt by Tenant from Landlord of a copy of such bills and statements referred to above, or (ii) five (5) Business Days prior to delinquency. As used herein, the term "Real Estate Taxes" shall mean any and all taxes, governmental fees and similar charges or assessments levied or assessed against the Improvements and/or the Land including, without limitation, ad valorem taxes and special assessments applicable to real property specifically set forth in a Ground Lease; provided, however, that Real Estate Taxes shall not include any Landlord Taxes (as defined below). Real Estate Taxes shall also include any and all documentary, transfer, sales, mortgage, recording or similar taxes imposed on Landlord or Tenant in connection with any sale of the Parcels to a third party in accordance with this Lease following an Event of Default by Tenant or in a transaction to which Tenant is a party. As used herein, the term "Landlord Taxes" shall mean any and all franchise, gains, gift, succession, excess profits, gross receipts, revenue, estate, rental, income or similar taxes or taxes in lieu thereof imposed upon Landlord or any party other than Tenant (or an affiliate thereof) and any withholding tax imposed as a collection device for, in lieu of, or otherwise related to any of the foregoing without regard to whether such tax is required to be collected by Tenant and without regard to whether Tenant would be liable for such withholding tax in the event it failed to so withhold. For purposes of the foregoing, an income tax shall include, without limitation, any tax imposed under the United States Internal Revenue Code, as well as any tax which could qualify as an "income tax" under United States Treasury Regulation Section 1.901-2 (except to the extent any such statute or regulation is subsequently modified to include a tax or other governmental charge of a materially different type and nature from the taxes currently described therein) and any income tax which may be payable under the laws of any jurisdiction either now or in the future. Real Estate Taxes for any given tax year shall exclude assessment installments that are not due and payable during such tax year.

8.2 ***Personal Property Taxes.*** Tenant shall pay directly to the appropriate taxing authorities prior to delinquency any and all taxes and assessments levied or assessed during the Term upon or against Tenant's furniture, equipment, trade fixtures and any other personal property in the Parcels.

8.3 ***Right to Contest.*** Tenant shall not be required to pay any Real Estate Taxes or any other taxes for which Tenant is liable hereunder (including, without limitation, any taxes for which Tenant is required to indemnify Landlord under *Section 22.1*) (including penalties and interest), so long as (i) Tenant shall contest the same or the validity thereof by appropriate legal proceedings in such a manner to prevent the

sale of any portion of the Parcels and (ii) the position to be taken by Tenant pursuant to such contest would have a realistic possibility of success if litigated. For purposes of this Lease, Tenant may conclusively establish that a position to be taken in a contest would have a realistic possibility of success if litigated by providing to Landlord a letter from counsel stating an opinion to such effect. In the event of any such contest, Tenant shall, within thirty (30) days after the final determination thereof, pay and discharge the amounts determined to be due in accordance therewith and with the provisions of this Lease, together with any penalties, fines, interest, costs and expenses that may have accrued thereon or that may have resulted from Tenant's contest. Tenant also shall have a right to contest any taxes for which it is liable hereunder, but with regard to which the position to be taken pursuant to such contest would not have a realistic possibility of success if litigated, provided that Tenant pays such taxes on or prior to the date upon which such taxes are asserted to be due by the relevant governmental authority. Notwithstanding the foregoing provisions of this *Section 8.3*, Tenant shall have an unconditional right to contest (without prior payment) any taxes imposed by law upon Tenant rather than upon Landlord. Tenant's decision to pay any taxes prior to contesting its or another party's underlying liability therefor shall not be deemed to imply or suggest that the position to be taken in such contest would not have a realistic possibility of success if litigated. Landlord shall cooperate fully with Tenant in connection with the exercise of Tenant's right of contest contained herein, and in the event that applicable law shall require that Landlord, rather than Tenant, pursue legal proceedings for such contest, Landlord will initiate and pursue such contest upon Tenant's request and in accordance with Tenant's instructions (including, without limitation, Tenant's instructions as to the selection of legal counsel and matters of strategy or settlement); provided, however, that Landlord shall not be subject to any liability for the payment of any costs or expenses in connection with any such contest or proceedings, and Tenant will indemnify and save harmless Landlord from any such costs and expenses (including, without limitation, reasonable attorneys' fees, costs of court and appraisal costs), reimbursing Landlord therefor upon demand (or paying such costs and expenses directly when due, all as directed by Landlord). Tenant shall be entitled to any refund of any taxes and penalties or interest from any governmental authority to the extent the refund represents moneys paid to the governmental authority by Tenant or paid by Landlord and reimbursed by Tenant.

8.4 ***Additional Charges.*** All payments made by Tenant under this Lease and each other Operative Document shall be made free and clear of, and without reduction or withholding for or on account of, any present or future taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed pursuant to any Legal Requirement, excluding, however, any Landlord Taxes (all such nonexcluded taxes, levies, imposts, deductions, charges or withholdings being hereinafter called "Additional Charges"). Tenant shall be responsible for the payment of any such Additional Charges; and if any such Additional Charges are required to be withheld from any amounts payable to Landlord, Administrative Agent or any Rent Purchaser hereunder or under any other Operative Document, then the amounts so payable to Landlord, Administrative Agent or such Rent Purchaser shall be increased by an amount ("Additional Amount") necessary to yield to Landlord, Administrative Agent or such Rent Purchaser (after payment of all Additional Charges) the Base Rent, Additional Rent and other amounts payable hereunder or under any other Operative Document at the rates or in the amounts specified in this Lease or such other Operative Document. Whenever any Additional Charges are required to be withheld by Tenant, such Additional Charges shall be deducted or withheld by Tenant, and shall be paid by Tenant to the appropriate governmental authority in accordance with applicable Legal Requirements. As promptly as possible thereafter, Tenant shall send to Landlord and Administrative Agent for their own accounts a copy of an original official receipt (or other evidence of payment) received by Tenant showing payment thereof. If Tenant is required to pay Landlord, Administrative Agent or any Rent Purchaser any Additional Amount, Landlord shall, and shall request that Administrative Agent and the applicable Rent Purchaser, use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to change its jurisdiction if the making of such a change would avoid the need for, or reduce to the greatest extent possible the amount of, any such Additional Amount which may thereafter accrue and would not, in the reasonable judgment of Landlord, Administrative Agent or such Rent

Purchaser, be otherwise disadvantageous to it. The agreements in this *Section 8.4* shall survive the termination of this Lease with respect to any Additional Charges or payments that become due during the Term.

ARTICLE IX
INSURANCE

9.1 ***Liability Insurance.*** At all times during the Term, Tenant shall obtain at Tenant's sole cost and expense a policy or policies of commercial general liability insurance on an "occurrence" basis against claims for "personal injury" liability, including bodily injury, death or property damage liability. The liability insurance policy shall contain coverage limits no less than the following: (1) Three Million Dollars ($3,000,000) per person; (2) Five Million Dollars ($5,000,000) per incident; and (3) One Million Dollars ($1,000,000) for property damage.

9.2 ***Builders' Risk Insurance.*** With respect to any Improvements which may be under construction and not yet covered by insurance under the terms of *Section 9.3*, Tenant shall maintain or cause to be maintained at Tenant's sole cost and expense a policy or policies of builders' risk insurance in an amount equal to the value upon completion of the work (exclusive of land, foundation, excavation, grading, landscaping, architectural and development fees and other items customarily excluded from such coverage), insuring against the risks customarily insured against under such insurance, including fire, vandalism, malicious mischief, sprinkler leakage, lightning, and windstorm.

9.3 ***All-Risk Insurance.*** With respect to any Improvements now or hereafter situated on the Land, at all times, Tenant shall, at Tenant's sole cost and expense, obtain and maintain, or cause to be obtained and maintained, (a) a policy or policies of all-risk insurance covering the Improvements, providing coverage against loss or damage by fire, vandalism, malicious mischief, sprinkler leakage, lightning, windstorm, and other insurable perils, as, under good insurance practice, from time to time are insured against under all-risk coverage for properties of similar character, age and location in an amount or amounts not less than one hundred percent (100%) of the then actual replacement cost (exclusive of land, foundation, excavations, grading, landscaping, architectural and development fees and other items customarily excluded from such coverage and without any deduction for depreciation); (b) on and after September 15, 1999, earthquake coverage for the Improvements (excluding any Tenant's Property) in the amount of not less than $10,000,000.00, with a deductible of not more than $1,000,000.00; and (c) standard flood coverage.

9.4 ***General Requirements.*** The insurance required under this *Article IX* may be furnished under a "primary" policy and an "umbrella" policy or policies. Landlord, Administrative Agent and each Rent Purchaser shall be named as an additional insured under Tenant's policy of insurance required under *Section 9.1*; and such policies shall contain an endorsement for cross-liability coverage. Landlord shall be named as sole loss payee with respect to all insurance required under *Sections 9.2 and 9.3*. Tenant shall furnish Landlord and Administrative Agent with certificates from Tenant's insurers with respect to the insurance required to be carried hereunder on or before the date such insurance is required to be carried. The certificates shall state that such insurance is in full force and effect and that coverage will not be reduced below the amounts required under this *Article IX* or otherwise limited or canceled without thirty (30) days' prior written notice to Landlord and Administrative Agent. Renewal certificates shall be furnished to Landlord and Administrative Agent not less than thirty (30) days prior to the expiration of each such policy. Any blanket insurance policy or policies that insure Tenant against the risks and for the amounts herein specified shall be deemed to satisfy the obligation of Tenant hereunder, provided that Landlord, Administrative Agent and each Rent Purchaser shall be named as additional insured parties thereunder as their interest may appear and that the coverage afforded Landlord, Administrative Agent and each Rent Purchaser will not be reduced or diminished by reason of the use of such blanket policy of insurance, and provided further that the requirements set forth herein are otherwise satisfied, and provided that any such policy of blanket insurance shall specify the amount of the total insurance allocated to the risks required to be insured hereunder and such allocated amount meets the requirements of this

Article IX. All insurance required by this *Article IX* shall be with an insurance company licensed to do business in the state in which the Parcel is located with a general policyholder's rating, as rated by the most current available "Best" Insurance Reports, of no less than A-VII.

9.5 ***Waiver of Subrogation.*** Notwithstanding anything to the contrary contained herein, to the extent permitted by law and so long as any insurance coverage maintained by Tenant is not diminished by reason thereof, Tenant hereby (a) releases and waives any rights it may have against Landlord, Administrative Agent, any Rent Purchaser and their respective officers, agents and employees on account of any loss or damages occasioned to Tenant, its property or the Parcels, and arising from any risk covered by any fire and extended coverage insurance maintained by Tenant, whether or not due to the negligence of Landlord, Administrative Agent, any Rent Purchaser, or their respective agents, employees, contractors, licensees, invitees or other persons, and (b) waives on behalf of any insurer providing such insurance to Tenant any right of subrogation that any such insurer may have or acquire against Landlord, Administrative Agent, any Rent Purchaser or such persons by virtue of payment of any loss under such insurance. Tenant shall cause its insurance policies to contain a waiver of subrogation clauses in accordance with the foregoing.

9.6 ***Indemnity.*** Tenant shall protect, defend, indemnify, hold and save Landlord, Administrative Agent and each Rent Purchaser harmless from and against any and all losses, costs, liabilities or damages (including reasonable attorneys' fees and disbursements and court costs) arising by reason of: (i) any failure of Tenant to maintain insurance for the benefit of Landlord, Administrative Agent and each Rent Purchaser as required pursuant to this *Article IX*; (ii) the failure to obtain the waiver of subrogation clause required by *Section 9.5* hereof; or (iii) the invalidation of such insurance policy required to be obtained by Tenant hereunder by Tenant's insurer. Tenant's duty to indemnify Landlord, Administrative Agent and each Rent Purchaser under this *Section 9.6* shall survive the expiration or earlier termination of this Lease with respect to events occurring during the Term.

ARTICLE X
USE

10.1 ***Use.***

(a) ***Permitted.*** Tenant may use the Parcels for any lawful purpose which shall at all times be subject to the Ground Lease.

(b) ***Environmental Compliance.***

(i) ***Defined Terms.*** The term "Applicable Environmental Laws" shall mean any applicable laws, regulations or ordinances pertaining to health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 or otherwise (as amended, hereinafter called "CERCLA"), the Resource Conservation and Recovery Act of 1976, as amended by the Used Oil Recycling Act of 1980, the Solid Waste Disposal Act Amendments of 1980, the Hazardous and Solid Waste Amendments of 1984 or otherwise (as amended, hereinafter called "RCRA"), and the California Health & Safety Code Section 25501(j). The terms "hazardous substance" and "release" as used in this Lease shall have the meanings specified in CERCLA, and the terms "solid waste" and "disposal" (or "disposed") shall have the meanings specified in RCRA; provided, in the event either CERCLA or RCRA is amended or superseded by other laws so as to broaden the meaning of any term defined thereby, such broader meaning shall apply subsequent to the effective date of such amendment or other laws: and, provided further, to the extent that the laws of any state in which a Parcel is located establish a meaning for "hazardous substance," "release," "solid waste," or "disposal" which is broader than that specified in either CERCLA or RCRA, such broader meaning shall apply.

(ii) ***Tenant's Covenants.*** Tenant will not cause or permit the Parcels to be in violation of, or do anything or permit anything to be done which subjects Landlord, Administrative Agent, any Rent Purchaser, Tenant or the Parcels to any remedial obligations under or which creates a claim or cause of action against Landlord, Administrative Agent, any Rent Purchaser, Tenant (which relates to the Parcels) or the Parcels under, any Applicable Environmental Laws, including, without limitation, CERCLA, RCRA, and the environmental laws of the state in which the Parcel is located assuming disclosure to the applicable governmental authorities of all relevant facts, conditions and circumstances, if any, pertaining to the Parcels and Tenant will promptly notify Landlord and Administrative Agent in writing of any existing, pending or threatened investigation, claim or inquiry of which Tenant has knowledge by any governmental authority in connection with any Applicable Environmental Laws. Tenant shall obtain any permits, licenses or similar authorizations to construct, occupy, operate or use any improvements, fixtures and equipment at any time located on the Parcels by reason of any Applicable Environmental Laws. Tenant will not use the Parcels in a manner which will result in the unlawful disposal or other unlawful release of any hazardous substance or solid waste on or to the Parcels and covenants and agrees to keep or cause the Parcels to be free of any unlawful hazardous substance, solid waste or environmental contaminants (including, without limitation, arsenic in soil and friable asbestos and any substance containing asbestos deemed hazardous and unlawful by any Applicable Environmental Law), and to remove the amounts of the same (or if removal is prohibited by law, to take whatever action is required by law) promptly upon discovery at Tenant's sole expense to the extent required by Applicable Environmental Law. Tenant shall promptly notify Landlord and Administrative Agent in writing of any unlawful disposal or other unlawful release of any hazardous substance, environmental contaminants or solid wastes on or to the Parcels in violation of Applicable Environmental Law. In the event Tenant fails to comply with or perform any of the foregoing covenants and obligations, after thirty (30) days' prior written Notice to Tenant, Landlord or Administrative Agent may, but shall be under no obligation to, cause the Parcels to be freed from such unlawful hazardous substance, unlawful solid waste or unlawful environmental contaminants (or if removal is prohibited by law, to take whatever action is required by law) and the reasonable cost of the removal or such other action shall be a demand obligation owing by Tenant to the remediating party pursuant to this Lease. Notwithstanding the foregoing, Landlord and Administrative Agent shall have no right to cause the removal of such materials so long as Tenant both: (1) is diligently and in good faith proceeding to comply with Tenant's obligation to remove such unlawful amounts of such materials; and (2) has the financial ability to so comply. Subject to the foregoing, Tenant grants to Landlord, and to the extent permitted by the Operative Documents, Administrative Agent and their respective agents and employees access to the Parcels, and the license to remove the unlawful hazardous substance, unlawful solid waste or environmental contaminants (or if removal is prohibited by law, to take whatever action is required by law); and agrees to indemnify and save Landlord, Administrative Agent and all Rent Purchasers harmless from all reasonable costs and expenses involved and from all claims (including consequential damages) asserted or proven against Landlord, Administrative Agent or any Rent Purchaser by any party in connection therewith. Upon reasonable request by Landlord or, to the extent permitted by the Operative Documents, Administrative Agent for "good cause" (defined below), at any time and from time to time during the Term, Tenant will provide at Tenant's sole expense an inspection or audit of the Parcels from an engineering or consulting firm approved by the Entity making such request, indicating the presence or absence of any hazardous substance, solid waste or environmental contaminants located on the Parcels. If Tenant fails to provide same after sixty (60) days' notice, the Entity making such request may order same, and Tenant grants to such Entity and its respective employees and agents access to the Parcels and a license to undertake any testing reasonably required to obtain such inspection or audit. The reasonable cost of obtaining such inspection or audit and any expenses incurred by such Entity in connection therewith, shall be a demand obligation owing by Tenant to such Entity pursuant to this Lease.

For purposes of this *Section 10.1(b)(2)*, "good cause" shall mean that the Entity requesting such inspection or audit shall have reasonable grounds to believe that an unlawful release or an unlawful disposal of hazardous substances or solid wastes has occurred on the Parcels.

(c) ***Compliance With Legal Requirements.*** Tenant shall at all-times comply with all material Legal Requirements applicable to the Land or any improvements now or hereafter situated on the Land and/or the use thereof.

10.2 ***Contest of Legal Requirements.*** Tenant shall have the right at its sole cost and expense to contest the validity of any Legal Requirements applicable to the Parcels by appropriate proceedings diligently conducted in good faith; and upon the request of Tenant and at Tenant's sole cost and expense, Landlord will join and cooperate with Tenant in such proceedings. Subject to *Section 8.3*, and any other provision of this Lease to the contrary notwithstanding, Tenant's right to contest Legal Requirements must be exercised in such a manner as to avoid any exposure of the Parcels or any part thereof to foreclosure or execution sale or exposure of Landlord, Administrative Agent or any Rent Purchaser to civil or criminal penalties arising from Tenant's non-compliance with such Legal Requirements. Tenant shall defend and indemnify Landlord, Administrative Agent and each Rent Purchaser against, and hold Landlord, Administrative Agent and each Rent Purchaser harmless from, any and all liability, loss, cost, damage, injury or expense (including, without limitation, attorneys' fees and costs) which Landlord, Administrative Agent or any Rent Purchaser may sustain or suffer by reason of Tenant's failure or delay in complying with, or Tenant's contest of, any such Legal Requirements (or Landlord's contest, if requested in writing by Tenant), and Tenant's duty to indemnify Landlord, Administrative Agent and each Rent Purchaser under this *Section 10.2* shall survive the expiration or earlier termination of this Lease.

ARTICLE XI
UTILITIES AND SERVICES

11.1 ***Services to the Parcels.*** At Tenant's sole cost and expense, Tenant shall make its own arrangements for the provision of all utilities and services to be provided to or consumed on the Parcels, including, without limitation, air conditioning and ventilation, service contracts, heating, electric power, telephone, water (both domestic and fire protection), sanitary sewer, storm drain, natural gas and janitorial services, including for the installation, maintenance and repair of service lines and meters to measure Tenant's consumption of such utilities.

ARTICLE XII
MAINTENANCE AND REPAIRS; SURRENDER OF THE PARCELS

12.1 ***Tenant Obligations.*** Landlord shall have no obligation to maintain the Parcels. Tenant shall at all times and at Tenants' sole cost and expense maintain the Parcels in good repair, normal wear and tear excepted.

12.2 ***Surrender of the Parcels.*** Except as provided in *Section 20.1* below, upon the expiration or earlier termination of the Term, Tenant shall surrender each Parcel to Landlord in its then condition, subject to compliance by Tenant on or prior to such date with its obligations under this Lease and the other Operative Documents, but including, any condition resulting from: (i) wear and tear; (ii) obsolescence; (iii) damage that is caused by Landlord or its agents, employees or contractors; and (iv) any improvements, alterations, additions, repairs, replacements or decorations, in, to or of the Parcels or on the Land which are not Tenant's Property which Tenant may elect to remain on the Land or the Parcels. Title to all Tenant's Property shall be and remain in Tenant throughout the Term, and at any time during the Term of this Lease, the same may be removed by Tenant, or, at Tenant's abandonment or written election, surrendered with the Parcels, in which event title to such surrendered property shall, if Landlord so elects in Landlord's sole discretion, be deemed transferred to Landlord. Any of such property that is not

removed from the Parcels on or prior to the expiration or early termination of this Lease or any Lease Supplement shall be considered abandoned and Landlord may deal with it as Landlord elects.

ARTICLE XIII
LIENS

13.1 ***Pay and Discharge Liens.*** Except for claims that Tenant is contesting in good faith in such manner as to avoid any exposure of the Parcels or any part thereof to foreclosure or execution sale, Tenant shall promptly pay and discharge all claims for work or labor done, supplies furnished or services rendered to the Parcels, and shall keep the Parcels free and clear of all mechanics' and materialmen's liens in connection therewith.

ARTICLE XIV
ASSIGNMENT BY LANDLORD

14.1 ***Further Mortgages or Encumbrances by Landlord.*** Except for the Security Instruments and the Rent Purchasers' Deed of Trust, and any amendments thereto, Landlord shall not cause or create any mortgages, deeds of trust, encumbrances or exception to exist with respect to the Parcels at any time. Landlord agrees that it will not materially modify any Security Instrument nor will it cause any new bonds or assessments to encumber the Parcels without Tenant approval.

14.2 ***Landlord's Right to Sell.*** Subject to Tenant's Purchase Option set forth in *Article 20* hereof, Landlord may not transfer all or any portion of its right, title and interest in any Parcel; provided, however that nothing contained in this Lease shall be deemed in any way to limit, restrict or otherwise affect the right of Landlord at any time and from time to time to sell or transfer all or any portion of its right, title and estate in any Parcel, with Tenant's consent, which shall not be unreasonably withheld, (provided, however, that Landlord acknowledges and agrees that it shall be reasonable for Tenant to withhold its consent if any such sale or transfer proposed by Landlord would result in an increase in the amount of Real Estate Taxes payable with respect to such Parcel as a consequence of a reassessment thereof) to: (i) a Landlord Affiliate (excluding, however, a non-substantive entity that is formed specifically for the purposes of owning the Parcels subject to this Lease and has no other substantive operations or which is a special purpose entity under the provisions of EITF 90-15); (ii) Administrative Agent, any Rent Purchaser, or another financial institution or trust established by such an institution (excluding, however, a non-substantive entity that is formed specifically for the purposes of owning the Parcels subject to this Lease and has no other substantive operations or which is a special purpose entity under the provisions of EITF 90-15); or (iii) if an Event of Default has occurred and is continuing at the time of such sale or transfer, to any Entity. Notwithstanding the foregoing, if Tenant consents to the transfer proposed by Landlord, Landlord shall provide Administrative Agent (or any Affiliate thereof or, with Tenant's consent, any Rent Purchaser to which Administrative Agent may transfer such right) a right of first refusal with regard to such transfer by giving notice to Administrative Agent that it wishes to undertake such transfer and the terms of such proposed transfer. The Administrative Agent shall notify Landlord of any decision to exercise such right within thirty (30) days of receipt of such notice from Landlord and, if any such right is not exercised within such time period, Landlord may consummate such transfer with a third party on the terms offered to Administrative Agent. Any sale or transfer by Landlord whatsoever shall by its express terms recognize and confirm the right of possession of Tenant to the Parcels and Tenant's other rights arising out of this Lease shall not be affected or disturbed in any way by any such sale, transfer, assignment or conveyance (except for any disturbance resulting from a foreclosure sale conducted pursuant to the laws of the state where each Parcel is located at which independent third party bids were permitted pursuant to the applicable Security Instruments all subject to the terms of *Section 19.3*), and any transferee shall expressly assume in writing all obligations of Landlord to be performed following the date of transfer. Nothing in this *Section 14.2* shall prohibit Landlord from selling rents to any financial institution pursuant

to the Participation Agreement and/or the Rent Purchase Agreement executed by and between Landlord, Administrative Agent and the Rent Purchasers (without transferring Landlord's interest in the Parcels) or from granting a security interest to the Rent Purchasers as additional inducement to participate in this transaction.

14.3 ***Transfer of Funds and Property.*** At each time Landlord sells, assigns, transfers or conveys the entire right, title and estate of Landlord in any Parcel and in this Lease, Landlord shall turn over to the transferee any funds or other property then held by Landlord under this Lease and thereupon all the liabilities and obligations on the part of the Landlord under this Lease arising after the effective date of such sale, assignment, transfer or conveyance shall terminate as to the transferor and be binding upon the transferee.

ARTICLE XV
ASSIGNMENT AND SUBLEASING

15.1 ***Right to Assign.***

(a) ***Tenant's Right.*** Provided that there is not an Event of Default under this Lease which is continuing and uncured or if there is such an Event of Default, provided that Tenant cures the Event of Default in connection with the assignment, Tenant shall have the right, at any time and from time to time during the Term, to assign all of its right, title and estate in a Parcel and in this Lease with the prior written approval of Landlord and Administrative Agent, which consent shall not be unreasonably withheld. Any such assignee, immediate or remote, shall have the same right of assignment. Any such assignment shall be evidenced by a written instrument, properly executed and acknowledged by all parties thereto and, at Tenant's election, duly recorded in the Official Records, wherein and whereby the assignee assumes all of the obligations of Tenant under this Lease. Notwithstanding any such assignment and assumption, Tenant shall remain primarily liable for all obligations and liabilities on the part of Tenant theretofore or thereafter arising under this Lease and all Lease Supplements.

(b) ***Notice.*** Tenant shall, promptly after execution of each assignment, notify Landlord and Administrative Agent of the name and mailing address of the assignee and shall, on demand, permit Landlord and Administrative Agent to examine and copy the assignment agreement.

15.2 ***Right to Sublet.***

(a) ***Tenant's Right.*** Provided that there is not an Event of Default under this Lease which is continuing and uncured or if there is such an Event of Default, provided that Tenant cures the Event of Default in connection with the sublease, Tenant shall have the right, at any time and from time to time during the Term, to sublet all or any portion of the Parcels and to extend, modify or renew any sublease without the approval of Landlord. Notwithstanding any such sublease, Tenant shall remain primarily liable for all obligations and liabilities on the part of Tenant theretofore or thereafter arising under this Lease and all Lease Supplements. It is expressly understood that Tenant may lease certain ground floor space constructed for retail use and currently existing in the building to third parties without the consent of Landlord or Administrative Agent ("Retail Leases"), and such Retail Leases may have a maturity date which extends beyond the Expiration Date.

(b) ***Notice.*** Tenant shall, promptly after execution of each sublease, notify Landlord and Administrative Agent of the name and mailing address of the subtenant and shall, on demand, permit Landlord and Administrative Agent to examine and copy the sublease.

(c) ***Nondisturbance Agreement.*** Upon Tenant's request, Landlord shall enter into a non-disturbance and attornment agreement with any subtenant of Tenant under any Retail Lease. Such agreement shall provide that Landlord shall recognize such Retail Lease and not disturb the subtenant's possession thereunder so long as such subtenant shall not be in default under its Retail

Lease. Tenant shall immediately reimburse Landlord on demand for all reasonable out-of-pocket costs and expenses incurred by Landlord in complying with Landlord's obligations under this *Section 15.2*.

15.3 ***Mortgage by Tenant.*** Tenant shall not have the right to mortgage, pledge or otherwise encumber all or any portion of the right, title and estate of Tenant in any Parcel or in this Lease, without the prior written consent of Landlord and Administrative Agent.

ARTICLE XVI
EMINENT DOMAIN

16.1 ***Total or Substantial Taking.*** If title or access is taken for any public or quasi-public use, or under any statute or by right of condemnation or eminent domain, or by sale in lieu thereof (a "Taking") with respect to any or all of a Parcel, or if title to so much of the Parcel or access thereto is Taken, or if the Parcel or access thereto is damaged, blocked or impaired by the Taking, so that, in Tenant's sole discretion, such Parcel or access thereto, even after a reasonable amount of reconstruction thereof, will no longer be suitable for the conduct of Tenant's (and/or Tenant's subtenants') business, then in any such event, the Lease Supplement relating to such Parcel shall terminate on the date of such Taking, and, to the extent the compensation for such Taking payable to Landlord pursuant to *Section 16.4* is less than the Purchase Price for such Parcel, Tenant shall pay the balance of the Purchase Price for such Parcel into escrow as provided in the Participation Agreement for distribution as provided in the Rent Purchase Agreement. Landlord shall not exercise any right to terminate a Ground Lease without Tenant's prior approval, in Tenant's sole discretion. Tenant shall restore the Parcels to the extent provided in a Ground Lease in the event the applicable Lease Supplement and Ground Lease are terminated. The provisions of *Section 16.4* shall be applicable only as to the compensation allocated to the ground lessee under a Ground Lease in the event of a Taking.

16.2 ***Partial Taking.*** If any part of a Parcel, or access thereto, shall be subject to a Taking, and the Parcel or the remaining part thereof and access thereto will be, in Tenant's reasonable discretion, suitable for the conduct of Tenant's (and/or Tenant's subtenants') business in a manner consistent with the conduct of such business prior to such Taking, all of the terms, covenants and conditions of this Lease and the Lease Supplement covering such Parcel shall continue, except that Base Rent shall be adjusted to reflect the decreased Lease Investment Balance remaining after application thereto of the award made to Landlord for such Taking.

16.3 ***Temporary Taking.*** If the whole or any part of any Parcel is subject to a Taking for temporary use or occupancy, this Lease shall not terminate by reason thereof and Tenant shall continue to pay, in the manner and at the times herein specified, the full amount of the Base Rent payable by Tenant hereunder, and, except only to the extent that Tenant may be prevented from so doing by reason of such Taking, Tenant shall continue to perform and observe all of the other terms, covenants and conditions hereof on the part of Tenant to be performed and observed, as though the Taking had not occurred. In the event of any such temporary Taking, Tenant shall be entitled to receive the entire amount of the award made for the Taking, whether paid by way of damages, rent or otherwise. If the temporary Taking is for a term in excess of thirty (30) days, then the Taking shall be treated as a permanent Taking and be governed by *Section 16.1 or 16.2*, as applicable.

16.4 ***Damages.*** The compensation attributable to the Parcels (in each case the compensation or value shall be determined as of the date of the Taking) awarded or paid upon any Taking (other than a temporary Taking, which shall be governed by *Section 16.3*), whether awarded to Landlord, Tenant, or any of them, shall be held by the Escrow Agent described in *Section 17.3(b)*, and distributed in the same manner as insurance proceeds pursuant to *Section 17.3*. For purposes of this *Section 16.4*, references to the term "casualty" or similar terms in *Section 17.3* shall be deemed to refer to "Taking." Any portion of such compensation which Tenant does not want to use for any construction, restoration or reconstruction shall be paid as follows (the order of payment as set forth below shall be the "Distribution Formula"): (i) to

Landlord (but only to the extent of the then-existing Lease Investment Balance and all accrued and unpaid Base Rent and Additional Rent); and (ii) with any remaining excess to be paid to Tenant. Any compensation in excess of the Lease Investment Balance, plus all accrued and unpaid Base Rent and Additional Rent, shall be paid to Tenant. Any compensation payable to Landlord shall be deposited in escrow as provided in the Participation Agreement and distributed as provided in the Rent Purchase Agreement.

16.5 ***Notice and Execution.*** Immediately upon service of process upon Landlord or Tenant in connection with any Taking relating to any Parcel or any portion thereof or access thereto, each party shall give the other Notice thereof. Each party agrees to execute and deliver to the other all instruments that may be required to effectuate the provisions of this *Article XVI*. Tenant reserves the right to appear in and to contest any proceedings in connection with any such Taking. Tenant shall immediately reimburse Landlord on demand for all reasonable out-of-pocket costs and expenses incurred by Landlord in complying with Landlord's obligations under this *Section 16.5*.

16.6 ***Terms of Ground Lease.*** Notwithstanding any of the foregoing provisions of this *Article XVI*, Landlord and Tenant acknowledge that in the event of any inconsistency between the foregoing terms of this *Article XVI* and Article XI of the Ground Lease, the terms of Article XI of the Ground Lease shall control; and Tenant shall have no right to terminate this Lease as a consequence of a Taking unless Landlord shall also have the right to terminate the Ground Lease as a consequence thereof (provided that Tenant may exercise the Purchase Option under *Section 20.1* at any time); Landlord shall not exercise any right to terminate the Ground Lease without Tenant's prior approval, in Tenant's sole discretion; Tenant shall restore the Parcels to the extent provided in the Ground Lease in the event this Lease and the Ground Lease are not terminated; and the provisions of *Section 16.4* above shall be applicable only to the compensation allocated to the ground lessee under the terms of the Ground Lease in the event of a Taking.

ARTICLE XVII
DAMAGE OR DESTRUCTION

17.1 ***Casualty.*** If any of the improvements now or hereafter situated on a Parcel (including the Improvements) are damaged or destroyed by fire or other casualty, except as provided to the contrary in *Section 17.2*, this Lease and corresponding Lease Supplement shall continue in full force and effect without any abatement or reduction in Base Rent, and Tenant, at Tenant's election, shall either (a) restore such improvements substantially to their condition prior to the damage or destruction, subject to Landlord's approval in accordance with the terms of an applicable construction management agreement, if any, which shall not be unreasonably withheld, of the plans and general contractor's construction contract; or (b) not restore such improvements and terminate the Lease Supplement for such Parcel as provided in *Section 17.2*. Notwithstanding the foregoing, Tenant shall be required to perform, or cause to be performed, at Tenant's sole cost and expense, any work or service required by any Legal Requirement for the protection of persons or property from any risk, or for the abatement of any nuisance, created by or arising from the casualty or the damage or destruction caused thereby.

17.2 ***Termination of Lease Supplement.*** In the case of: (a) any damage or casualty of any Improvements located on a particular Parcel, which in the good faith judgment of Tenant's Board of Directors would render the Improvements either unsuitable or uneconomic for restoration or continued use by Tenant; (b) the damage or destruction of all or substantially all (as determined in good faith by Tenant's Board of Directors) of the Improvements; or (c) the damage or destruction of the Improvements where restoration cannot (as determined in good faith by Tenant's Board of Directors) reasonably be completed either within 365 days or prior to the Expiration Date, then Tenant shall elect to terminate the Lease Supplement and exercise the Purchase Option for such Parcel. In the event Tenant terminates the Lease Supplement pursuant to the preceding sentence, Tenant shall purchase Landlord's interest in such Parcel for a purchase price equal to the Purchase Price for the Parcel as such Purchase Price shall have the meaning set forth in *Section 20.1*. The purchase of Landlord's interest in the Parcel shall be pursuant to the

terms of *Section 20.1*, as applicable to the Parcel. Upon the completion of such purchase, the Lease Supplement and all obligations with respect to the purchased Parcel shall terminate.

17.3 ***Insurance Proceeds.*** In the event of any fire or other casualty, the proceeds of any insurance policies maintained by Tenant pursuant to *Section 9.2 or 9.3* shall be held, applied and dealt with as follows:

(a) If no Event of Default has occurred and is continuing, any proceeds (per occurrence) of such policies attributable to the Improvements below the amount of Two Million Dollars ($2,000,000.00) or any proceeds directly attributable to improvements constructed on the Property by Tenant solely with its own funds shall be paid directly to Tenant and applied and used as Tenant may direct in its sole discretion for any construction, restoration or reconstruction purposes in connection with any improvements located on the Land which were destroyed, damaged or affected by such casualty; provided, however, that Tenant is not at such time in an Event of Default pursuant to this Lease. Any portion of such proceeds which Tenant does not want to use (subject to the terms of *Section 17.3(c))* for any construction, restoration or reconstruction shall be paid in accordance with the Distribution Formula set forth in *Section 16.4* above.

(b) If no Event of Default has occurred and is continuing, any proceeds (per occurrence) of such policies attributable to the Improvements greater than Two Million Dollars ($2,000,000.00) shall be paid to an escrow agent ("Escrow Agent") mutually agreeable to the parties (but such escrow agent shall not be a party which is related to or affiliated with either of the parties to this Lease, but shall be bound by the terms of this *Article XVII*). Such proceeds shall be invested by the Escrow Agent as Tenant may direct (provided, however, that such proceeds may not be invested in any securities or any debt obligations issued by Tenant). Such proceeds shall be paid by the Escrow Agent to Tenant (or to third parties as Tenant may direct), as Tenant may direct from time to time as restoration, construction or rebuilding progresses to pay the cost of any restoration, construction or rebuilding on the Land required by *Section 17.1* or any Improvements located upon the Land, so long as Landlord reasonably determines that the following conditions are satisfied at the time of such request for payment by Tenant: (i) the sum requested has been paid or is then due and payable or will become due and payable within thirty (30) days; (ii) Tenant has the financial ability (taking into account the insurance proceeds held by the Escrow Agent) to complete the restoration, construction or rebuilding required by *Section 17.1*; (iii) Landlord has approved the plans, if any, relating to the restoration of Improvements (which approval shall not be unreasonably withheld or delayed); and (iv) in Landlord's reasonable judgment, such restoration work required by *Section 17.1* in connection with the Improvements can be completed at least nine(9) months prior to the expiration of the Term. Landlord shall promptly upon request instruct the Escrow Agent to make the payments requested by Tenant unless one of the four (4) conditions described above is not satisfied at the time of such request. Any excess insurance proceeds existing after either Tenant's completion of the restoration, construction or rebuilding which Tenant elects to perform or Tenant's failure to comply with the funding condition described in subitems (i), (ii) and (iv) immediately above in this *Section 17.3(b)*, shall be paid pursuant to the Distribution Formula.

(c) If Tenant elects to terminate the applicable Lease Supplement, Tenant may use any insurance proceeds to pay the purchase price described in *Section 17.2*, and all rights of Landlord in insurance proceeds not used to pay the purchase price shall be assigned to Tenant by Landlord at the time Tenant purchases Landlord's interest in the parcel covered by such Lease Supplement. If either: (1) Tenant has not delivered written notice to Landlord within ninety (90) days after reaching final written settlement with all insurance companies regarding the amount of proceeds to be paid for the casualty in question, pursuant to which notice Tenant elects to either exercise its termination rights under *Section 17.2* and/or to fully repair or restore pursuant to *Section 17.1*; or (2) Landlord reasonably believes that Tenant has abandoned reconstruction or restoration work required by *Section 17.1* (and Tenant shall have failed to diligently recommence reconstruction or restoration work which Tenant is then able to perform within thirty (30) days after Tenant's receipt from Landlord

of a Notice of Landlord's belief of Tenant's abandonment of the reconstruction or restoration work); then, in either case, the proceeds attributable to the Improvements shall be paid pursuant to the Distribution Formula.

(d) Any insurance proceeds payable to Landlord under this *Article XVII* shall be deposited into escrow as provided in the Participation Agreement and applied pursuant to the Rent Purchase Agreement to reduce the Lease Investment Balance for such Parcel by a like amount.

(e) Notwithstanding any of the foregoing provisions of this *Article XVII*, Landlord and Tenant acknowledge that in the event of any inconsistency between the foregoing terms of this *Article XVII* and any Ground Lease, the terms of the Ground Lease shall control; and Tenant shall have no right to terminate the applicable Lease Supplement as a consequence of any damage or destruction unless Landlord has the right to terminate the Ground Lease as a consequence thereof (provided that Tenant may exercise the Purchase Option under *Section 20.1* at any time); Landlord shall not exercise any right to terminate any Ground Lease without Tenant's prior approval, in Tenant's sole discretion; Tenant shall restore or rebuild the Parcels in the manner and subject to the terms of the applicable Ground Lease in the event the Lease Supplement and Ground Lease are not terminated; and the provisions regarding the application of insurance proceeds provided in *Section 17.3* above shall be subject to the terms of any Ground Lease and the allocation of insurance proceeds between the ground lessor and ground lessee if provided for therein.

ARTICLE XVIII
QUIET ENJOYMENT

18.1 ***Quiet Enjoyment.*** Landlord covenants to secure to Tenant the quiet possession of the Parcels for the full Term against all persons claiming the same, by, through or in the right of Landlord, subject to Landlord's rights and remedies under *Article XIX* upon an Event of Default by Tenant. The existence of any Permitted Title Exceptions shall not be deemed to constitute a breach of Landlord's obligations hereunder. Tenant shall, immediately upon demand, reimburse Landlord for all reasonable costs, expenses and damages incurred or paid by Landlord in the performance of Landlord's obligations under this *Article XVIII* (except for any costs, expenses or damages arising from any Landlord liens or Landlord's willful breach of this Lease). Landlord agrees that, so long as no Event of Default has occurred and is continuing, Landlord shall not exercise the right to terminate any Ground Lease.

ARTICLE XIX
DEFAULT

19.1 ***Default.*** Each of the following events shall constitute an event of default ("Event of Default") by Tenant:

(a) ***Non-Payment.*** Tenant shall (i) fail to pay on the Expiration Date any amounts payable by Tenant under this Lease or any of the other Operative Documents, or (ii) fail to pay within five (5) days after the same becomes due, any Base Rent, Additional Rent or other amounts required under the terms of this Lease or any of the other Operative Documents; or

(b) ***Specific Defaults.*** (i) Tenant shall fail to carry any policy of insurance required by *Article IX*, (ii) Tenant or any of its Subsidiaries shall fail to perform any covenant, obligation, condition or agreement set forth in *Sections 21.21 and 21.22*, or (iii) Tenant shall fail to provide the as-built surveys of the Parcels as required by Section 3.3 of the Participation Agreement; or

(c) ***Other Defaults.*** Tenant or any of its Subsidiaries shall fail to observe or perform any other covenant, obligation, condition or agreement contained in this Lease or the other Operative Documents and such failure shall continue for fifteen (15) Business Days after the earlier of (i) Tenant's

written acknowledgment of such failure and (ii) written notice to Tenant by Landlord, Administrative Agent or any Rent Purchaser of such failure; or

(d) ***Representations and Warranties.*** Any written representation, warranty, certificate, information or other statement (financial or otherwise) made or furnished by Tenant or any of its Subsidiaries to Landlord, Administrative Agent or any Rent Purchaser in or in connection with this Lease or any of the other Operative Documents shall be false, incorrect, incomplete or misleading in any material respect when made or furnished and either:

(i) Tenant has acknowledged that such representation, warranty, certificate, information or other statement was false, incorrect, incomplete or misleading in any material respect or Landlord, Administrative Agent or any Rent Purchaser has delivered to Tenant written notice to such effect and such representation, warranty, certificate, information or other statement cannot be remedied; or

(ii) Such representation, warranty, certificate, information or other statement continues to be false, incorrect, incomplete or misleading in any material respect thirty (30) days after the earlier of (A) Tenant's written acknowledgment that such representation, warranty, certificate, information or other statement was false, incorrect, incomplete or misleading in any material respect and (B) written notice to Tenant by Landlord, Administrative Agent or any Rent Purchaser to such effect; or

(e) ***Cross-Default.*** (i) Tenant or any of its Subsidiaries shall fail to make any payment on account of any Indebtedness of such Entity (other than the Obligations) when due (whether at scheduled maturity, by required prepayment, upon acceleration or otherwise) and such failure shall continue beyond any period of grace provided with respect thereto, if the amount of such Indebtedness exceeds $5,000,000 or the effect of such failure is to cause, or permit the holder or holders thereof to cause, Indebtedness of Tenant and its Subsidiaries (other than the Obligations) in an aggregate amount exceeding $5,000,000 to become redeemable, due or otherwise payable (whether at scheduled maturity, by required prepayment, upon acceleration or otherwise) and/or to be secured by cash collateral or (ii) Tenant or any of its Subsidiaries shall otherwise fail to observe or perform any agreement, term or condition contained in any agreement or instrument relating to any Indebtedness of such Entity (other than the Obligations), or any other event shall occur or condition shall exist, if the effect of such failure, event or condition is to cause, or permit the holder or holders thereof to cause, Indebtedness of Tenant and its Subsidiaries (other than the Obligations) in an aggregate amount exceeding $5,000,000 to become redeemable, due or otherwise payable (whether at scheduled maturity, by required prepayment, upon acceleration or otherwise) and/or to be secured by cash collateral; or

(f) ***Insolvency, Voluntary Proceedings.*** Tenant or any of its Material Subsidiaries shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) except as otherwise provided in *Section 21.21(d) below*, be dissolved or liquidated in full or in part, (v) become insolvent (as such term may be defined or interpreted under any applicable statute), (vi) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing; or

(g) ***Involuntary Proceedings.*** Proceedings for the appointment of a receiver, trustee, liquidator or custodian of Tenant or any of its Material Subsidiaries or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief

with respect to Tenant or any of its Material Subsidiaries or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty (60) days of commencement; or

(h) ***Judgments.*** (i) One or more judgments, orders, decrees or arbitration awards requiring Tenant and/or its Subsidiaries to pay an aggregate amount of $10,000,000 or more (exclusive of amounts covered by insurance issued by an insurer not an Affiliate of Tenant and otherwise satisfying the requirements set forth in *Section 21.20(d)* below shall be rendered against Tenant and/or any of its Subsidiaries in connection with any single or related series of transactions, incidents or circumstances and the same shall not be satisfied, vacated or stayed for a period of ten (10) consecutive days; (ii) any judgment, writ, assessment, warrant of attachment, tax lien or execution or similar process shall be issued or levied against a substantial part of the property of Tenant and its Subsidiaries taken as a whole and the same shall not be released, stayed, vacated or otherwise dismissed within ten (10) days after issue or levy; or (iii) any other judgments, orders, decrees, arbitration awards, writs, assessments, warrants of attachment, tax liens or executions or similar processes which, alone or in the aggregate, are reasonably likely to have a Material Adverse Effect are rendered, issued or levied; or

(i) ***Operative Documents.*** The Operative Documents, taken as a whole, shall cease to provide Landlord, Administrative Agent or any Rent Purchaser the practical realization of the material rights and remedies intended to be provided thereunder; or any Operative Document shall be asserted by Tenant or any of its Subsidiaries not to be a legal, valid and binding obligation of Tenant or any of its Subsidiaries enforceable in accordance with its terms; or

(j) ***Employee Benefit Plans.*** Any Reportable Event which constitutes grounds for the termination of any Employee Benefit Plan by the PBGC or for the appointment of a trustee by the PBGC to administer any Employee Benefit Plan shall occur, or any Employee Benefit Plan shall be terminated within the meaning of Title IV of ERISA or a trustee shall be appointed by the PBGC to administer any Employee Benefit Plan; or

(k) ***Change of Control.*** Any Change of Control shall occur; or

(l) ***Material Adverse Effect.*** Any event(s) or condition(s) which is (are) reasonably likely to have a Material Adverse Effect shall occur or exist; or

(m) ***Ground Lease Default.*** Tenant shall fail to observe or perform any covenant, obligation, condition or agreement in any Ground Lease; or

(n) ***Default in Payment of Purchase Price or Guaranteed Residual Value.*** Failure of Tenant to (a) complete the Purchase Option after election (or deemed election pursuant to *Section 17.2* or otherwise) to do so, (b) perform all of its obligations pursuant to the Termination Option if Tenant has elected to exercise the Termination Option (defined in *Section 20.2*) (and has not rescinded its election to exercise such option) set forth in *Section 20.2*, including, without limitation, the obligations to make the payments required pursuant to *Sections 20.2(b), (d) and (e),* or (c) pay the Purchase Price upon a Taking pursuant to *Section 16.1.*

19.2 ***Landlord's Remedies.*** Landlord shall have the remedies specified below and the exercise of such remedies shall be subject to the rights of Administrative Agent and the Rent Purchasers set forth in the Participation Agreement and the Rent Purchase Agreement:

(a) ***Continue Lease.*** After the occurrence of an Event of Default, Landlord shall have the right to enforce, by suit or otherwise, all other covenants and conditions hereof to be performed or complied with by Tenant and to exercise all other remedies permitted by the laws of the state in which the Parcel is located. Upon application by Landlord, a receiver may be appointed to take possession of such Parcel and exercise all rights granted to Landlord as set forth in this *Section 19.3.*

(b) ***Terminate Lease.*** In connection with an Event of Default, Landlord may terminate this Lease or any Lease Supplement by giving Tenant Notice thereof at any time after the occurrence of such Event of Default. In such event Tenant shall be obligated to purchase the Parcel (if Landlord has terminated only the Lease Supplement for such Parcel) or all of the Parcels (if Landlord has terminated this Lease) for an amount equal to the Purchase Price for such Parcel or all of the Parcels, as applicable, described in the Purchase Option contained in *Section 20.1* below (that is, all accrued Base Rent, Additional Rent and the Lease Investment Balance under each Lease Supplement). Notwithstanding the foregoing, if this Lease or any Lease Supplement is being terminated on the basis of the occurrence of an Event of Default under *Section 19.1(e) or 19.1(l)* solely as a result of a Material Adverse Effect, Tenant shall be obligated to pay only the Guaranteed Residual Value upon such termination but the Security Instruments executed in connection herewith shall continue and remain in full force and effect in accordance with their terms after such payment with respect to the remainder of the Lease Investment Balance. Landlord shall also have its other remedies at law (including its rights under the Security Instruments), provided, however, that Tenant's option to purchase the Parcels pursuant to *Section 20.1* shall survive any termination of this Lease up through the date of foreclosure sale under the applicable Security Instruments.

(c) ***Landlord's Continuing Obligation to Sell.*** Except in the case of a foreclosure under the applicable Security Instruments, in the event Landlord obtains possession of a Parcel pursuant to the terms of this Lease (because of Tenant's default, Lease expiration, or otherwise), Landlord shall be under a continuing obligation to use its commercially reasonable efforts to sell such Parcel to one or more unrelated third parties; provided, however, that Landlord shall not be required to sell or attempt to sell any portion of such Parcel (i) in a manner, or under circumstances, that could materially impair Landlord's ability to enforce any of its rights or remedies under the Operative Documents (as determined in Landlord's sole discretion, subject to the rights of Administrative Agent and the Rent Purchasers under the Participation Agreement and the Rent Purchase Agreement) or (ii) at a time when market conditions render it inadvisable to sell or attempt to sell such Parcel (as determined in Landlord's sole discretion, subject to the rights of Administrative Agent and the Rent Purchasers under the Participation Agreement and the Rent Purchase Agreement). Upon the occurrence of any such sale, Landlord shall be obligated to pay to Tenant any excess of the amount realized by Landlord in connection with such sale over the Purchase Price. For purposes of the preceding sentence, the amount realized by Landlord upon a sale of a Parcel shall be net of Landlord's reasonable sale expenses and other expenses reasonably incurred by Landlord to consummate such sale. Landlord's obligation to pay such excess to Tenant shall survive any termination of this Lease and shall remain subject to the terms of the Rent Purchase Agreement or Participation Agreement. Tenant agrees that the Landlord will be deemed to be acting in good faith if it refuses to sell its interest for less than the excess of the Lease Investment Balance over the Guaranteed Residual Value.

19.3 ***No Waiver.*** No failure by Landlord or Tenant to insist upon the strict performance of any term, covenant or condition of this Lease or to exercise any right or remedy consequent upon a breach thereof and no acceptance of full or partial Base Rent or Additional Rent during the continuance of any breach shall constitute a waiver of any such breach or of the term, covenant, or condition. No term, covenant or condition of this Lease to be performed or complied with by Tenant or Landlord, and no breach thereof, shall be waived, terminated, altered or modified except by a written instrument executed by Landlord and Tenant. No waiver of any breach shall affect or alter this Lease, but each and every term, covenant, and condition of this Lease shall continue in full force and effect with respect to any other then existing subsequent breach thereof.

19.4 ***Effect of Assignment.*** Notwithstanding an Entity's prior assignment or transfer of its interest as Tenant under this Lease, so long as Landlord and Administrative Agent have been given Notice of such assignment pursuant to *Section 15.1* and *Section 21.3*, Landlord shall give such Entity copies of all Notices required by this *Article XIX* in connection with any Event of Default, and such Entity shall have the period

granted hereunder to Tenant to cure such Event of Default, unless such Entity shall have been released from all obligations arising under this Lease and all Operative Documents. Landlord may not assert any rights against such Entity in the absence of such Notice and opportunity to cure, so long as Landlord and Administrative Agent have been given Notice of such assignment pursuant to *Sections 15.1 and 21.3*.

19.5 ***Landlord Right to Perform.*** If Tenant fails to perform any covenant or agreement to be performed by Tenant under this Lease, and if the failure or default continues for thirty (30) days after Notice to Tenant (except for emergencies and except for payment of any lien or encumbrance threatening the imminent sale of any Parcel or any portion thereof, in which case payment or performance may be made as soon as necessary to minimize the damage to person or property caused by such emergency or to prevent any such sale), Landlord may, but shall have no obligation to, pay the same and perform such covenant or agreement on behalf of and at the expense of Tenant and do all reasonably necessary work and make all reasonably necessary payments in connection therewith including, but not limited to, the payment of reasonable attorneys' fees and disbursements incurred by Landlord. Notwithstanding the foregoing, Landlord shall have no right to perform on behalf of Tenant so long as Tenant: (1) is diligently and in good faith attempting to cure such matter and prosecuting such cure to completion; (2) has the financial ability to so comply; and (3) commenced cure of such matter within thirty (30) days after Tenant's receipt of Notice thereof from Landlord. Failure by Tenant to comply with the above shall allow Landlord to commence in a reasonable and customary manner and in good faith to attempt to cure such matter. Upon demand, Tenant shall reimburse Landlord for the reasonable amount so paid, together with interest at the Default Rate from the date incurred until the date repaid. Neither the performance by Landlord pursuant to this *Section 19.5* nor the exercise by Landlord of any of its other rights and remedies shall constitute a cure or waiver of any Event of Default or nullify any Notice of Default or sale, unless and until all obligations under the Operative Documents are paid in full.

19.6 ***Landlord's Default.*** If Landlord fails to perform any covenant or agreement to be performed by Landlord under *Section 14.1*, *Section 16.4*, *Article XX*, *Article XXI*, or *Section 21.8* of this Lease (including, but not limited to, Landlord's failure to keep the Parcels free of any and all liens created by or through Landlord except as approved by Tenant in writing), and if the failure or default continues for thirty (30) days after Notice to Landlord (except for emergencies and except for payment of any lien or encumbrance threatening the imminent sale of the Parcels or any portion thereof, in which case payment or cure may be made as soon as necessary to minimize the damage to person or property caused by such emergency or to prevent any such sale), Tenant may, but shall have no obligation to, pay the same and cure such default on behalf of and, so long as such failure to perform arises due to Landlord's gross negligence, willful misconduct, or willful breach of this Lease, at the expense of Landlord and do all reasonably necessary work and make all reasonably necessary payments in connection therewith including, but not limited to, the payment of reasonable attorneys' fees and disbursements incurred by Tenant. Notwithstanding the foregoing, Tenant shall have no right to cure any such failure to perform by Landlord so long as Landlord is diligently and in good faith attempting to cure such matter. Notwithstanding anything to the contrary, Landlord's liability under this Lease shall in all events be limited as provided in *Section 21.13* below, or as otherwise indicated in this Lease.

ARTICLE XX
TENANT'S OPTION TO PURCHASE OR TERMINATE

20.1 ***Option To Purchase Parcels. Purchase Option.*** On any Rent Payment Date during the Term, Tenant shall have the option ("Purchase Option") to purchase all, but not less than all of a Parcel covered by a Lease Supplement. The purchase price ("Purchase Price") for the Parcel shall be the sum of accrued and unpaid Base Rent, any accrued and unpaid Additional Rent, plus the Lease Investment Balance under the applicable Lease Supplement and expenses incurred by Landlord in consummating the transfer of the Parcel pursuant to this *Article XX*. The Purchase Price shall be deposited by Tenant in escrow as provided in the Participation Agreement and distributed as provided in the Rent Purchase Agreement.

(b) ***Purchase Option Exercise Notice.*** If Tenant desires to exercise the Purchase Option, Tenant shall deliver to Landlord and Administrative Agent thirty (30) days prior written notice ("Purchase Option Exercise Notice") of Tenant's election. If Tenant does not exercise the Termination Option with respect to any Parcel as provided in *Section 20.2* below it shall be deemed to have exercised the Purchase Option with respect to such Parcel.

(c) ***Transfer.*** If Tenant exercises the Purchase Option with respect to a Parcel, the purchase and sale of the Parcels shall be consummated as follows:

(i) Landlord shall grant and convey the Parcels to Tenant, its authorized agent or assignee, pursuant to a duly executed and acknowledged assignment and assumption of leasehold interest (as to the Land) and a grant deed as to the Parcels (collectively herein the "Deed"), free and clear of all title defects, liens, encumbrances, deeds of trust, mortgages, rights-of-way and restrictive covenants or conditions, of record, placed against the Parcels by Landlord except for (A) the Permitted Title Exceptions (but not the Security Instruments), and (B) any UCC-1 filed or recorded which evidence security interests encumbering the Parcels or any part thereof in favor of Landlord, which security interests Landlord shall cause to be released so that they no longer affect the Parcels.

(ii) The Purchase Price shall be paid to Landlord upon delivery of the Deed and any other documents reasonably requested by Tenant (the "Additional Documents") to evidence the transfer of the Parcels subject to the Permitted Title Exceptions (excluding the Security Instruments, and any UCC-1 filed or recorded which evidence security interests encumbering the Parcels or any part thereof in favor of Landlord, which security interests Landlord shall cause to be released so that they no longer affect the Parcels). In the event that Tenant elects to assign the Purchase Option pursuant to *Section 20.1(d)* below, and Tenant's assignee pays an amount less than the Purchase Price for the Parcels, Tenant shall pay to Landlord any excess of the Purchase Price over the amount paid by such assignee. Landlord shall deliver the Deed and the Additional Documents to Tenant or Tenant's assignee on the date for closing specified by Tenant in the Purchase Option Exercise Notice. The closing shall take place at the location and in the manner reasonably set forth by Tenant or Tenant's Assignee in the Purchase Option Exercise Notice; provided that the date of closing shall occur no later than the last day of the Term of the Lease.

(iii) If Landlord shall fail to cause title to be in the condition required in *Section 20.1(c)(i)* above within the time herein prescribed for the delivery of the Deed, then Tenant shall have the right (in addition to all other rights provided by law or in equity) by a written notice to Landlord: (1) to extend the time (notwithstanding the Expiration Date of this Lease) in which Landlord shall clear title and deliver the Deed and Additional Documents, during which extension this Lease shall remain in full force and effect, except Tenant shall be released from its obligation to pay Base Rent and Additional Rent during the extension; (2) to accept delivery of the Deed and Additional Documents subject to such title defects, liens, encumbrances, deeds of trust, mortgages, rights-of-way and restrictive covenants or conditions specified and set forth in the Deed and not cleared by Landlord; (3) to rescind, by notice to Landlord and without any penalty or liability therefor, any and all obligations Tenant may have under and by virtue of the Purchase Option or the exercise thereof, whereupon this Lease shall remain in full force and effect; (4) to accept delivery of the Deed and the Additional Documents and if the title exception is curable by the payment of money, Tenant may make such payment and such payment shall be a credit against the Purchase Price in favor of Tenant.

(iv) Base Rent shall be prorated and paid and all Additional Rent which is then due and payable shall be paid as of the date title to the Parcel is vested of record in Tenant. Tenant shall pay the escrow fees; the recorder's fee for recording the Deed; the premium for the title insurance policy; all documentary transfer taxes; Tenant's attorneys' fees; Landlord's reasonable

attorneys' fees; all other costs and expenses incurred by Tenant in consummating the transfer of the Parcel; and all reasonable expenses (except as specified in the next sentence) incurred by Landlord in consummating the transfer of the Parcel pursuant to this *Section 20.1.* Landlord shall pay the costs and expenses of clearing title as required by *Section 20.1(c)(i).*

(d) ***Assignment.*** Tenant shall have the right, without Landlord's consent, to assign this Purchase Option, in whole, to any Entity at any time, whether or not Tenant also assigns its interest in the Lease. Notwithstanding any such assignment, Tenant shall remain primarily liable for all obligations and liabilities on the part of Tenant theretofore or thereafter arising under this Lease and all Lease Supplements.

20.2 ***Termination Option.***

(a) ***Notice.*** Provided that no Event of Default has occurred and is then continuing, unless Tenant has notified Landlord and Administrative Agent prior to such date that it elects the Purchase Option, Tenant may, on or before the date which is nine (9) months prior to the expiration of the Term, exercise an option ("Termination Option") to sell a Parcel; provided, however that at any time Tenant can rescind its election to exercise its Termination Option if it then exercises its Purchase Option pursuant to *Section 20.1* above. The nine (9) month period is referred to herein as the "Sales Period."

(b) ***Termination Option.*** After giving the notice set forth in *Section 20.2(a)* above Tenant shall then use its best efforts to sell the Parcel for cash to a third party purchaser (who is not an affiliate of Tenant within the meaning of Rule 405 under the Securities Act of 1933) and, if the Parcels are not conveyed to such purchaser prior to the expiration of the Term, Tenant shall have no further right to sell the Parcels and Landlord may, at its option, either allow the Tenant to holdover pursuant to *Section 4.2* above, or terminate the Lease, in which case Tenant shall immediately vacate the Parcels and quitclaim all interest of Tenant, if any, therein to Landlord. Tenant shall pay to Landlord, on the last day of the Term, any Base Rent or Additional Rent due and owing under the applicable Lease Supplement, this Lease or any other Operative Document.

(c) ***Termination Option Procedures.*** In the event that Tenant elects the Termination Option with respect to a Parcel, Tenant shall use its best efforts throughout the Sales Period to obtain a purchaser (who is not an affiliate of Tenant as described above) for the Parcels. Tenant shall have the exclusive right to market the Parcels during the first three (3) months of the Sales Period (the "Exclusive Period"). Landlord may direct Tenant to hire and pay for no more than one (1) commission sales agent after the expiration of the Exclusive Period. Except as otherwise provided below, any sale by Tenant shall be for the highest cash bid submitted to Tenant, including any cash bid submitted by or through Landlord. The determination of the highest bid shall be made by Landlord prior to the end of the Sales Period. After the end of the Exclusive Period, Landlord may accept any commercially reasonable bid solicited by Landlord, Tenant or its agent, in which case Tenant's sales effort may be suspended until the earlier of the closing of such sale on the last day of the Term or revocation or rejection of such cash bid. Notwithstanding the above provisions, Tenant may (i) accept during the Exclusive Period any cash bid which (net of expenses of sale) exceeds the Lease Investment Balance, or (ii) rescind the Termination Option at any time so long as it is exercising its Purchase Option, which shall be prior and superior to an accepted offer from a third party. If Landlord undertakes any sales efforts, Tenant shall promptly reimburse Landlord for any reasonable charges, costs and expenses incurred in such effort, including any commissions, allocated time charges, costs and expenses of internal counsel, external counsel or other attorneys' fees.

(d) ***Payments under Termination Option.*** If Tenant elects the Termination Option with respect to a Parcel, Tenant shall pay into escrow, on the day Tenant elects such Termination Option, in immediately available funds, an amount equal to the Guaranteed Residual Value under the applicable Lease Supplement. Except as provided in *Section 20.2(e)*, the proceeds (the "Proceeds") of any sale of

a Parcel pursuant to the Termination Option shall be paid into escrow upon any such sale without deductions, and not later than the expiration of the Master Lease Term. All Proceeds and other payments made by Tenant under this *Section 20.2* shall be deposited in escrow as provided in the Participation Agreement and distributed as provided in the Rent Purchase Agreement.

(e) ***Procedures Upon Sale under the Termination Option.*** Any sale pursuant to the Termination Option shall be consummated on the last day of the Term. To the extent the Proceeds exceed the Lease Investment Balance under the applicable Lease Supplement (after reduction by any payment of Guaranteed Residual Value made pursuant to *Section 20.2(d)* above) plus any holdover rent due from Tenant under *Section 4.2* above, such excess shall be paid out of escrow to Tenant. Upon payment to Landlord and Administrative Agent of all amounts due under this Lease and the Lease Supplement, Landlord shall execute and deliver to the purchaser of a Parcel a grant deed in the same manner and subject to the same conditions and obligations as are set forth in *Section 20.1(c)* above and have the same obligation to deliver title and remove exceptions as set forth in said section. Except as provided in the second sentence of this subparagraph, the Proceeds shall be applied to the Lease Investment Balance under the applicable Lease Supplement (after reduction by any payment of Guaranteed Residual Value made pursuant to *Section 20.2(d)* above) plus any holdover rent under *Section 4.2* above.

ARTICLE XXI
MISCELLANEOUS

21.1 ***Relationship.*** Neither this Lease nor any other Operative Documents or transactions contemplated hereby or thereby shall in any respect be interpreted, deemed or construed as constituting Landlord, Rent Purchasers, Administrative Agent and Tenant as partners or joint venturers, one with the other, or as creating any partnership, joint venture, association or, except as set forth in *Section 21.2* below, any other relationship other than that of landlord and tenant: and, except as set forth in *Section 21.2* below, both Landlord and Tenant agree not to make any contrary assertion, contention, claim or counterclaim in any action, suit or other legal proceeding involving either Landlord or Tenant or the subject matter of this Lease.

21.2 ***Form of Transaction: Certain Tax Matters.*** Landlord and Tenant hereby agree and declare that the transactions contemplated by this Lease are intended to constitute, both as to matters of form and substance:

(i) an operating lease for financial accounting purposes, and

(ii) a financing arrangement secured by the Parcels (and not a "true lease") for purposes of Federal, state and local income tax and certain other legal purposes, including bankruptcy.

Accordingly, and notwithstanding any other provision of this Lease to the contrary, Landlord and Tenant agree and declare that (A) the transactions contemplated hereby are intended to have a dual, rather than single, form and (B) all references in this Lease to the "Lease" of the Parcels which fail to reference such dual form do so as a matter of convenience only and do not reflect the intent of Landlord and Tenant as to the true form of such arrangements.

(b) Landlord and Tenant agree that, in accordance with their intentions and the substance of the transactions contemplated hereby, Tenant (and not Landlord) shall be treated as the owner of the Parcels for Federal, state, local income tax purposes and this Lease shall be treated as a financing arrangement secured by the Parcels. Tenant shall be entitled to take any deduction, credit allowance or other reporting, filing or other tax position consistent with such characterizations. Landlord shall not file any Federal, state or local income tax returns, reports or other statements in a manner which is inconsistent with the foregoing provisions of this *Section 21.2.*

(c) Tenant acknowledges that it has retained accounting, tax and legal advisors to assist it in structuring this Lease and Tenant is not relying on any representations of Landlord regarding the proper treatment of this transaction for accounting, income tax or any other purpose.

21.3 ***Notices.*** Each Notice shall be in writing and shall be sent by personal delivery, overnight courier (charges prepaid or billed to the sender) or by the deposit of such with the United States Postal Service, or any official successor thereto, designated as registered or certified mail, return receipt requested, bearing adequate postage and in each case addressed as provided in the *Section 1.10*. Each Notice shall be effective upon being personally delivered or actually received. The time period in which a response to any such Notice must be given or any action taken with respect thereto shall commence to run from the date of personal delivery or receipt of the Notice by the addressee thereof, as reflected on the return receipt of the Notice. Rejection or other refusal to accept shall be deemed to be receipt of the Notice sent. By giving to the other party at least thirty (30) days' prior Notice thereof, either party to this Lease shall have the right from time to time during the Term of this Lease to change the address(es) thereof and to specify as the address(es) thereof any other address(es) within the continental United States of America.

21.4 ***Severability of Provisions.*** If any term, covenant or condition of this Lease shall be invalid or unenforceable, the remainder of this Lease, or the application of such term, covenant or condition to Entities or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby.

21.5 ***Entire Agreement: Amendment.*** This Lease and each Operative Document constitutes the entire agreement of Landlord, Administrative Agent, each Rent Purchaser and Tenant with respect to the subject matter hereof and thereof. Neither this Lease nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed as set forth in the Rent Purchase Agreement.

21.6 ***Memorandum of Amended and Restated Lease.*** Neither party shall record this Lease. However, concurrently with the execution of any Lease Supplement, Landlord and Tenant shall execute a Memorandum of Lease ("Memorandum of Lease") in the form attached to each Lease Supplement and by this reference made a part hereof, which Memorandum of Lease shall be promptly recorded in the Official Records.

21.7 ***Successors and Assigns.*** Subject to *Articles XIV and XV*, this Lease shall inure to the benefit of and be binding upon Landlord and Tenant and their respective heirs, executors, legal representatives, successors and assigns. Whenever in this Lease a reference to any Entity is made, such reference shall be deemed to include a reference to the heirs, executors, legal representatives, successors and permitted assigns of such Entity.

21.8 ***Commissions.*** Landlord and Tenant each represent and warrant that neither has dealt with any broker in connection with this transaction and that no real estate broker, salesperson or finder has the right to claim a real estate brokerage, salesperson's commission or finder's fee by reason of contact between the parties brought about by such broker, salesperson or finder. Each party shall hold and save the other harmless of and from any and all loss, cost, damage, injury or expense arising out of or in any way related to claims for real estate broker's or salesperson's commissions or fees based upon allegations made by the claimant that it is entitled to such a fee from the indemnified party arising out of contact with the indemnifying party or alleged introductions of the indemnifying party to the indemnified party.

21.9 ***Attorneys' Fees.*** In the event any action is brought by Landlord or Tenant against the other to enforce or for the breach of any of the terms, covenants or conditions contained in this Lease, the prevailing party shall be entitled to recover reasonable attorneys' fees to be fixed by the court, together with costs of suit therein incurred. Tenant shall pay the reasonable attorneys' fees incurred by Landlord for the review and negotiation of this Lease.

21.10 ***Governing Law.*** This Lease and the obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of California.

21.11 ***Counterparts.*** This Lease may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument.

21.12 ***Time Is of the Essence.*** Time is of the essence of this Lease, and of each provision hereof.

21.13 ***Limitations on Recourse.*** The obligations of Tenant and Landlord under this Lease shall be without recourse to any partner, officer, trustee, beneficiary, shareholder, director or employee of Tenant or Landlord. Except for the gross negligence or willful misconduct of Landlord or for breach of Landlord's obligations to fund pursuant to *Article VI* above, Landlord's liability to Tenant for any default by Landlord under this Lease: (1) shall be limited to Landlord's equity in the Parcels; and (2) shall extend to any actual damages of Tenant, but shall not extend to any foreseeable or unforeseeable consequential damages.

21.14 ***Estoppel Certificates.*** Within thirty (30) days after request therefor by either party, the non-requesting party shall deliver, in recordable form, a certificate to any proposed mortgagee, purchaser, sublessee or assignee and to the requesting party, certifying (if such be the case) that this Lease is in full force and effect, the date of Tenant's most recent payment of Base Rent, that, to the best of its knowledge, the non-requesting party has no defenses or offsets outstanding, or stating those claimed, and any other information reasonably requested. Failure to deliver said statement in time shall be conclusive upon the non-requesting party that: (a) this Lease is in full force and effect, without modification except as may be represented by the requesting party; (b) there are no uncured defaults in the requesting party's performance and the non-requesting party has no right of offset, counterclaim or deduction against the non-requesting party's obligations hereunder; (c) no more than one month's Base Rent has been paid in advance; and (d) any other matters reasonably requested in such certificate.

21.15 ***As-Is Lease.*** Landlord makes no representations or warranties concerning the condition, suitability or any other matters relating to the Parcels, and Tenant hereby acknowledges that Tenant leases the Parcels from Landlord on an "as is" basis.

21.16 ***Net Lease.*** Except as otherwise provided in this Lease, Tenant agrees that this Lease is an absolute net Lease, and the Base Rent called for hereunder shall be paid as required inclusive of all expenses associated with the Parcels, including without limitation, Real Estate Taxes and insurance premiums for the insurance required to be carried hereunder, and all other reasonable and customary costs and expenses incurred by Landlord, in connection with the Parcels or this Lease, all of which shall be paid or reimbursed by Tenant unless otherwise specifically provided herein. Tenant agrees to reimburse Landlord, within five (5) Business Days following receipt of any written demand therefor, for all reasonable and customary fees, late charges, title endorsements, and other costs and expenses charged to Landlord which accrue during any period.

21.17 ***Landlord's Representations and Warranties.*** Landlord hereby represents and warrants that:

(a) Landlord has the full right and authority to enter into this Lease, consummate the sale, transfers and assignments contemplated herein and otherwise perform its obligations under this Lease;

(b) the person or persons signatory to this Lease and any document executed pursuant hereto on behalf of such party have full power and authority to bind such party;

(c) the execution and delivery of this Lease and the performance of such party's obligations hereunder do not and shall not result in the violation of its organizational documents or any material contract or agreement to which such party may be a party; and

(d) it is duly organized and existing under the laws of the jurisdiction in which it is formed, and is qualified to do business in the State of California.

21.18 ***Tenant's Representations and Warranties.*** In order to induce Landlord, Administrative Agent and each Rent Purchaser to enter into the Operative Documents, Tenant hereby represents and warrants to Landlord, Administrative Agent and each Rent Purchaser as follows:

(a) ***Due Incorporation, Qualification, etc.*** Each of Tenant and Tenant's Material Subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted; and (iii) is duly qualified, licensed to do business and in good standing as a foreign corporation in each jurisdiction where the failure to be so qualified or licensed is reasonably likely to have a Material Adverse Effect.

(b) ***Authority.*** The execution, delivery and performance by Tenant of each Operative Document executed, or to be executed, by Tenant and the consummation of the transactions contemplated thereby (i) are within the power of Tenant and (ii) have been duly authorized by all necessary actions on the part of Tenant.

(c) ***Enforceability.*** Each Operative Document executed, or to be executed, by Tenant has been, or will be, duly executed and delivered by Tenant and constitutes, or will constitute, a legal, valid and binding obligation of Tenant, enforceable against Tenant in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d) ***Non-Contravention.*** The execution and delivery by Tenant of the Operative Documents executed by Tenant and the performance and consummation of the transactions contemplated thereby do not (i) violate any Legal Requirement applicable to Tenant; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other Entity to accelerate (whether after the giving of notice or lapse of time or both), any Contractual Obligation of Tenant required by Regulation S-K to be made part of Tenant's public filings; or (iii) result in the creation or imposition of any Lien (or the obligation to create or impose any Lien) upon any property, asset or revenue of Tenant (except such Liens as may be created in favor of Landlord, Administrative Agent or any Rent Purchaser pursuant to this Lease or the other Operative Documents).

(e) ***Approvals.*** No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required in connection with the execution and delivery of the Operative Documents executed by Tenant or the performance or consummation of the transactions contemplated thereby, except for those which have been made or obtained and are in full force and effect.

(f) ***No Violation or Default.*** Neither Tenant nor any of its Subsidiaries is in violation of or in default with respect to (i) any Legal Requirement applicable to such Entity or (ii) any Contractual Obligation of such Entity (nor is there any waiver in effect which, if not in effect, would result in such a violation or default), where, in each case, such violation or default is reasonably likely to have a Material Adverse Effect. Without limiting the generality of the foregoing, neither Tenant nor any of its Subsidiaries (A) has violated any Applicable Environmental Laws, (B) has any liability under any Applicable Environmental Laws or (C) has received notice or other communication of an investigation or is under investigation by any Governmental Authority having authority to enforce Applicable Environmental Laws, where such violation, liability or investigation is reasonably likely to have a Material Adverse Effect. No Default has occurred and is continuing.

(g) ***Litigation.*** Except as disclosed in the 10-Q report filed by Tenant with the Securities and Exchange Commission for the fiscal quarter ended June 4, 1999, no actions (including derivative actions), suits, proceedings or investigations are pending or, to the knowledge of Tenant, threatened against Tenant or any of its Subsidiaries at law or in equity in any court or before any other Governmental Authority which (i) is reasonably likely (alone or in the aggregate) to have a Material

Adverse Effect or (ii) seeks to enjoin, either directly or indirectly, the execution, delivery or performance by Tenant of the Operative Documents or the transactions contemplated thereby.

(h) ***Title; Possession Under Leases.*** Tenant and its Material Subsidiaries own and have good and marketable title, or a valid leasehold interest in, or licenses with respect to, all their respective properties and assets as reflected in the most recent Financial Statements delivered to Landlord and Administrative Agent (except those assets and properties disposed of in the ordinary course of business or otherwise in compliance with this Lease since the date of such Financial Statements) and all respective assets and properties acquired by Tenant and its Material Subsidiaries since such date (except those disposed of in the ordinary course of business or otherwise in compliance with this Lease). Such assets and properties are subject to no Lien, except for Permitted Liens. Each of Tenant and its Material Subsidiaries has complied with all material obligations under all material leases to which it is a party and enjoys peaceful and undisturbed possession under such leases subject only to rights of sublessees of Tenant or its Material Subsidiaries.

(i) ***Financial Statements.*** The Financial Statements of Tenant and its Subsidiaries which have been delivered to Landlord and Administrative Agent, (i) are in accordance with the books and records of Tenant and its Subsidiaries, which have been maintained in accordance with good business practice; (ii) have been prepared in conformity with GAAP; and (iii) fairly present in all material respects the financial conditions and results of operations of Tenant and its Subsidiaries as of the date thereof and for the period covered thereby. Neither Tenant nor any of its Subsidiaries has any Contingent Obligations, liability for taxes or other outstanding obligations which are material in the aggregate, except as disclosed in the audited Financial Statements dated November 27, 1998, or unaudited Financial Statements for the fiscal quarter ended June 4, 1999, furnished by Tenant to Landlord and Administrative Agent prior to the date hereof, or in the Financial Statements delivered to Landlord and Administrative Agent pursuant to the terms of this Lease.

(j) ***Equity Securities.*** All Equity Securities of Tenant have been offered and sold in compliance with all federal and state securities laws and all other Legal Requirements, except where any failure to comply is not reasonably likely to have a Material Adverse Effect.

(k) ***No Agreements to Sell Assets; Etc.*** Neither Tenant nor any of its Subsidiaries has any legal obligation, absolute or contingent, to any Entity to sell the assets of Tenant or any of its Subsidiaries (except as permitted by *Section 21.21(c)*, or to effect any merger, consolidation or other reorganization of Tenant or any of its Subsidiaries (except as permitted by *Section 21.21(d)* or to enter into any agreement with respect thereto.

(l) ***Employee Benefit Plans.***

(i) Based upon the latest valuation of each Employee Benefit Plan that either Tenant or any ERISA Affiliate maintains or contributes to, or has any obligation under (which occurred within twelve months of the date of this representation), the aggregate benefit liabilities of such plan within the meaning of § 4001 of ERISA did not exceed the aggregate value of the assets of such plan. Neither Tenant nor any ERISA Affiliate has any liability with respect to any post-retirement benefit under any Employee Benefit Plan which is a welfare plan (as defined in section 3(1) of ERISA), other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, which liability for health plan contribution coverage is not reasonably likely to have a Material Adverse Effect.

(ii) Each Employee Benefit Plan complies, in both form and operation, in all material respects, with its terms, ERISA and the IRC, and no condition exists or event has occurred with respect to any such plan which would result in the incurrence by either Tenant or any ERISA Affiliate of any material liability, fine or penalty. Each Employee Benefit Plan, related trust agreement, arrangement and commitment of Tenant or any ERISA Affiliate is legally valid and

binding and in full force and effect. No Employee Benefit Plan is being audited or investigated by any government agency or is subject to any pending or threatened claim or suit. Neither Tenant nor any ERISA Affiliate nor any fiduciary of any Employee Benefit Plan has engaged in a prohibited transaction under section 406 of ERISA or section 4975 of the IRC.

(iii) Neither Tenant nor any ERISA Affiliate contributes to or has any material contingent obligations to any Multiemployer Plan. Neither Tenant nor any ERISA Affiliate has incurred any material liability (including secondary liability) to any Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan under Section 4201 of ERISA or as a result of a sale of assets described in Section 4204 of ERISA. Neither Tenant nor any ERISA Affiliate has been notified that any Multiemployer Plan is in reorganization or insolvent under and within the meaning of Section 4241 or Section 4245 of ERISA or that any Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA.

(m) ***Other Regulations.*** Tenant is not subject to regulation under the Investment Company Act of 1940, the Public Utility Holding Company Act of 1935, the Federal Power Act, the Interstate Commerce Act, any state public utilities code or to any other Governmental Rule limiting its ability to incur indebtedness.

(n) ***Patent and Other Rights.*** Except as disclosed in the 10-Q report filed by Tenant with the Securities and Exchange Commission for the fiscal quarter ended March 5, 1999, Tenant and its Material Subsidiaries own, license or otherwise have the full right to use, under validly existing agreements, all material patents, licenses, trademarks, trade names, trade secrets, service marks, copyrights and all rights with respect thereto, which are required to conduct their businesses as now conducted.

(o) ***Governmental Charges.*** Tenant and its Subsidiaries have filed or caused to be filed all tax returns or requests for extension which are required to be filed by them. Tenant and its Subsidiaries have paid, or made provision for the payment of, all taxes and other Governmental Charges which have or may have become due pursuant to said returns or otherwise and all other indebtedness, except such Governmental Charges or indebtedness, if any, which are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided or which are not reasonably likely to have a Material Adverse Effect if unpaid.

(p) ***Margin Securities.*** No part of the Commitment Amount will be used directly or indirectly for the purpose of purchasing or carrying, or for payment in full or in part of debt that was incurred for the purposes of purchasing or carrying, any margin security as such term is defined in Section 207.2 of Regulation G of the Board of Governors of the Federal Reserve System (12 C.F.R., Chapter II, Part 207).

(q) ***Subsidiaries, Etc.*** *Exhibit E* (as supplemented by Tenant from time to time in a written notice to Landlord and Administrative Agent pursuant to *Section 21.20(a)(iii)* sets forth each of Tenant's Subsidiaries, its jurisdiction of organization, the classes of its Equity Securities and the percentages of shares of each such class owned directly or indirectly by Tenant.

(r) ***Solvency, Etc.*** On the Date of Lease and after the execution and delivery of the Operative Documents and the consummation of the transactions contemplated thereby, (i) the fair value of the property of Tenant is greater than the fair value of the liabilities (including contingent, subordinated, matured and unliquidated liabilities) of Tenant, (ii) the present fair saleable value of the assets of Tenant is greater than the amount that will be required to pay the probable liability of Tenant on its debts as they become absolute and matured, (iii) Tenant does not intend to, and does not believe that it will, incur debts or liabilities beyond Tenant's ability to pay as such debts and liabilities mature and (iv) Tenant is not engaged in or about to engage in business or transactions for which Tenant's property would constitute an unreasonably small capital.

(s) ***Catastrophic Events.*** Neither Tenant nor any of its Subsidiaries and none of their properties is or has been affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or other casualty that is reasonably likely to have a Material Adverse Effect. There are no disputes presently subject to grievance procedure, arbitration or litigation under any of the collective bargaining agreements, employment contracts or employee welfare or incentive plans to which Tenant or any of its Subsidiaries is a party, and there are no strikes, lockouts, work stoppages or slowdowns, or, to the best knowledge of Tenant, jurisdictional disputes or organizing activities occurring or threatened which alone or in the aggregate are reasonably likely to have a Material Adverse Effect.

(t) ***No Material Adverse Effect.*** No event has occurred and no condition exists which is reasonably likely to have a Material Adverse Effect.

(u) ***Year 2000 Compatibility.*** The 10-Q report filed by Tenant with the Securities and Exchange Commission for the fiscal quarter ended March 5, 1999, describes the actions which Tenant and its Subsidiaries have taken, are planning to take or are taking to address the "Year 2000 Problem" (that is, the risk that computer applications used by Tenant and its Subsidiaries may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date on or after December 31, 1999). Based upon the matters described in such report, Tenant believes that the "Year 2000 Problem" will not have a Material Adverse Effect.

(v) ***Accuracy of Information Furnished.*** The Operative Documents and the other certificates and written statements and information (excluding projections and analyst reports) prepared by and furnished by Tenant and its Subsidiaries to Landlord, Administrative Agent and the Rent Purchasers in connection with the Operative Documents and the transactions contemplated thereby, taken as a whole, do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All projections furnished by Tenant and its Subsidiaries to Landlord, Administrative Agent and the Rent Purchasers in connection with the Operative Documents and the transactions contemplated thereby have been based upon reasonable assumptions and represent, as of their respective dates of presentations, Tenant's and its Subsidiaries' reasonable estimates of the future performance of Tenant and its Subsidiaries.

(w) ***Offer of Securities, etc.*** Neither the Tenant nor any person authorized to act on the Tenant's behalf has, directly or indirectly, offered any interest in any Parcels or any other interest similar thereto (the sale or offer of which would be integrated with the sale or offer of such interest in a Parcels), for sale to, or solicited any offer to acquire any of the same from, any person other than the Landlord and other "accredited investors" (as defined in Regulation D of the Securities and Exchange Commission).

(x) ***Parcels.*** To the best of Tenant's knowledge, the Parcels will comply in all material respects with all material requirements of law (including, without limitation, all zoning and land use laws and environmental laws) and insurance requirements.

(y) ***Flood Hazard Areas.*** To the best of Tenant's knowledge, except as otherwise identified on the survey delivered to Landlord in connection with the Original Leases, no portion of any Parcel is located in an area identified as a special flood hazard area by the Federal Emergency Management Agency or other applicable agency. If any Parcel is located in an area identified as a special flood hazard area by the Federal Emergency Management Agency or other applicable agency, then flood insurance has been obtained for such Parcel in accordance with *Article IX* and in accordance with the National Flood Insurance Act of 1968, as amended.

(z) ***Lease.*** Upon the execution and delivery of each Lease Supplement, (i) the Tenant will have unconditionally accepted the Parcel covered by such Lease Supplement (provided that nothing

contained herein shall be deemed a waiver by the Tenant of any right of action against persons with respect to title to and condition of the Parcel on the Rent Commencement Date other than the Landlord), (ii) no right of offset will exist with respect to any Base Rent or other sums payable under this Lease, and (iii) no Base Rent under this Lease will have been prepaid.

21.19 ***Capital Adequacy.*** If, after the date hereof, Landlord, Administrative Agent or any Rent Purchaser shall have reasonably determined that the adoption after the date hereof of any Legal Requirement regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or any request or directive regarding capital adequacy, whether or not having the force of law, of any such Governmental Authority, has or would have the effect of reducing the rate of return on the capital of Landlord or any Rent Purchaser as a consequence of its obligations hereunder to a level below that which Landlord or any Rent Purchaser could have achieved but for such adoption, change or compliance (taking into consideration Landlord's and Rent Purchasers' policies with respect to capital adequacy), then from time to time, within fifteen (15) days after written demand (which demand shall be accompanied by a statement setting forth the basis for such demand) delivered to Tenant by Landlord, Administrative Agent or any Rent Purchaser, Tenant shall pay to Landlord, Administrative Agent and/or such Rent Purchaser such additional amount or amounts as will compensate Landlord, Administrative Agent and/or any Rent Purchaser for such reduction.

21.20 ***Affirmative Covenants of Tenant.*** Until the termination of this Lease and the satisfaction in full by Tenant of all Obligations, Tenant will comply, and will cause compliance, with the following affirmative covenants, unless Landlord and Majority Rent Purchasers shall otherwise consent in writing:

(a) ***Financial Statements, Reports, etc.*** Tenant shall furnish to Landlord and Administrative Agent, with sufficient copies for each Rent Purchaser, the following, each in such form and such detail as Landlord, Administrative Agent or Majority Rent Purchasers shall reasonably request:

(i) As soon as available and in no event later than forty-five (45) days after the last day of each fiscal quarter of Tenant, a copy of the Financial Statements of Tenant and its Subsidiaries (prepared on a consolidated basis) for such quarter and for the fiscal year to date, certified by the chief executive officer or chief financial officer of Tenant to present fairly in all material respects the financial condition, results of operations and other information reflected therein and to have been prepared in accordance with GAAP (subject to normal year-end audit adjustments);

(ii) As soon as available and in no event later than ninety (90) days after the close of each fiscal year of Tenant, (A) copies of the audited Financial Statements of Tenant and its Subsidiaries (prepared on a consolidated basis) for such year, audited by KPMG LLP or other independent certified public accountants of recognized national standing acceptable to Landlord and Administrative Agent, and (B) copies of the unqualified opinions (or qualified opinions reasonably acceptable to Landlord and Administrative Agent) and, to the extent delivered and within ten (10) days after delivery, final management letters delivered by such accountants to the Audit Committee of the Board of Directors in connection with all such Financial Statements;

(iii) Contemporaneously with the quarterly and year-end Financial Statements required by the foregoing *clauses (i) and (ii)*, a compliance certificate of the chief executive officer, chief financial officer or treasurer of Tenant (a "*Compliance Certificate*") which (A) states that the representations and warranties of Tenant set forth in *21.18* and in the other Operative Documents are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which shall be true as of such date) and no Default has occurred and is continuing, or, if any such Default has occurred and is continuing, a statement as to the nature thereof and what action Tenant proposes to take with respect thereto; (B) sets forth, for the quarter, year or other applicable period covered by such Financial Statements or as of the last day of such quarter or year (as the case may be), the

calculation of the financial ratios and tests provided in *Sections 21.21(f) and 21.22*; (C) upon Landlord's or Administrative Agent's request, attaches copies of any letters being provided routinely to requesting vendors or customers at such time describing the Year 2000 remediation efforts of Tenant and its Subsidiaries and (D) lists all Subsidiaries of Tenant and identifies each such Subsidiary which is a Material Subsidiary;

(iv) As soon as available and in no event later than forty-five (45) days after the last day of each fiscal quarter of Tenant, a certificate of the chief financial officer or treasurer of Tenant which sets forth the calculation of Tenant's Debt/EBITDA Ratio for the consecutive four-quarter period ending as of such date;

(v) As soon as possible and in no event later than five (5) Business Days after any officer of Tenant knows of the occurrence or existence of (A) any Reportable Event under any Employee Benefit Plan or Multiemployer Plan; (B) any actual litigation, suits or claims against Tenant or any of its Subsidiaries which individually asserts a claim for monetary damages payable by Tenant or its Subsidiaries of $10,000,000 or more; (C) any other event or condition which is reasonably likely to have a Material Adverse Effect; or (D) any Default; the statement of the chief executive officer, chief financial officer or treasurer of Tenant setting forth details of such event, condition or Default and the action which Tenant proposes to take with respect thereto;

(vi) As soon as available and in no event later than five (5) Business Days after they are sent, made available or filed, copies of (A) all registration statements and reports filed by Tenant or any of its Subsidiaries with any securities exchange or the United States Securities and Exchange Commission (including, without limitation, all 10-Q, 10-K and 8-K reports); (B) all reports, proxy statements and financial statements sent or made available by Tenant to its security holders; and (C) all press releases concerning any material developments in the business of Tenant made available by Tenant to the public generally; and

(vii) Such other instruments, agreements, certificates, opinions, statements, documents and information relating to the operations or condition (financial or otherwise) of Tenant or its Subsidiaries, and compliance by Tenant with the terms of this Lease and the other Credit Documents as Landlord and Administrative Agent may from time to time reasonably request.

(b) ***Books and Records.*** Tenant and its Subsidiaries shall at all times keep proper books of record and account in which full, true and correct entries will be made of their transactions in accordance with GAAP.

(c) ***Inspections.*** Tenant and its Subsidiaries shall permit Landlord, Administrative Agent and each Rent Purchaser, or any agent or representative thereof, upon reasonable notice and during normal business hours and to the extent reasonably necessary for the administration of the Obligations, to visit and inspect any of the properties and offices of Tenant and its Material Subsidiaries, to examine the books and records of Tenant and its Subsidiaries and make copies thereof, and to discuss the affairs, finances and business of Tenant and its Subsidiaries with, and to be advised as to the same by, their officers and, after prior written notice to Tenant, their auditors and accountants, all at such times and intervals as Landlord, Administrative Agent and each Rent Purchaser may reasonably request; *provided, however*, (i) unless an Event of Default shall have occurred and be continuing, any such visit and inspection shall be made at the sole expense of Landlord or Administrative Agent whose agent or representative is making such visit and inspection and (ii) when an Event of Default exists, any such visit and inspection shall be made at the sole expense of Tenant.

(d) ***Insurance.*** Without limiting Article IX, Tenant and its Material Subsidiaries shall:

(i) Carry and maintain insurance of the types and in the amounts customarily carried from time to time during the term of this Lease by others engaged in substantially the same business as

such Entity and operating in the same geographic area as such Entity, including, but not limited to, fire, public liability, property damage and worker's compensation;

(ii) Carry and maintain each policy for such insurance with (A) a company which is rated A or better by A.M. Best and Company at the time such policy is placed and at the time of each such annual renewal thereof or (B) any other insurer which is reasonably satisfactory to Landlord and Administrative Agent; and

(iii) Deliver to Landlord and Administrative Agent upon request not more than once each year schedules setting forth all insurance then in effect.

(e) ***Governmental Charges and Other Indebtedness.*** Tenant and its Subsidiaries shall promptly pay and discharge when due (i) all taxes and other Governmental Charges prior to the date upon which penalties accrue thereon, (ii) all indebtedness which, if unpaid, could become a Lien upon the property of Tenant or its Material Subsidiaries and (iii) subject to any subordination provisions applicable thereto, all other Indebtedness which in each case, if unpaid, is reasonably likely to have a Material Adverse Effect, except such Indebtedness as may in good faith be contested or disputed, or for which arrangements for deferred payment have been made, provided that in each such case appropriate reserves are maintained to the reasonable satisfaction of Landlord and Administrative Agent.

(f) ***General Business Operations.*** Other than as permitted by *Sections 21.21(c) and 21.21(d)* each of Tenant and its Subsidiaries shall (i) preserve and maintain its corporate existence and all of its rights, privileges and franchises reasonably necessary to the conduct of its business, (ii) conduct its business activities in compliance with all Legal Requirements and Contractual Obligations applicable to such Entity and (iii) keep all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted, except, in each case, where any failure is not reasonably likely to have a Material Adverse Effect. Tenant shall maintain its chief executive office and principal place of business in the United States.

(g) ***Year 2000 Compatibility.*** Tenant and its Subsidiaries shall take all acts reasonably necessary to ensure that all software, hardware, firmware, equipment, goods and systems utilized by or material to their business operations or financial condition will properly perform date sensitive functions before, during and after the year 2000 except where the failure to do so would not have a Material Adverse Effect.

21.21 ***Negative Covenants of Tenant.*** Until the termination of this Lease and the satisfaction in full by Tenant of all Obligations, Tenant will comply, and will cause compliance, with the following negative covenants, unless Landlord and Majority Rent Purchasers shall otherwise consent in writing:

(a) ***Indebtedness.*** Neither Tenant nor any of its Subsidiaries shall create, incur, assume or permit to exist any Indebtedness except for the following:

(i) The Obligations of Tenant under the Operative Documents;

(ii) Indebtedness of Tenant and its Subsidiaries (A) arising under the Credit Agreement, dated as of the Date of Lease, among Tenant, as borrower, the Rent Purchasers and certain other financial institutions, as lenders, and Administrative Agent or (B) listed in *Exhibit F* and existing on the Date of Lease which is not otherwise permitted under this *Section 21.21(a)*;

(iii) Indebtedness of Tenant and its Subsidiaries arising from the endorsement of instruments for collection in the ordinary course of their businesses;

(iv) Indebtedness of Tenant and its Subsidiaries for trade accounts payable, provided that (A) such accounts arise in the ordinary course of business and (B) no material part of any such

account is more than ninety (90) days past due (unless subject to a bona fide dispute and for which adequate reserves have been established);

(v) Indebtedness of Tenant and its Subsidiaries under Rate Contracts, provided that, at the time each Rate Contract is entered into, such Rate Contract is for bona fide hedging operations and not for speculation;

(vi) Indebtedness of Tenant and its Subsidiaries under initial or successive refinancings of any Indebtedness permitted by *clause (ii)* above, provided that (A) the principal amount of any such refinancing does not exceed the principal amount of the Indebtedness being refinanced and (B) the material terms and provisions of any such refinancing (including maturity, redemption, prepayment, default and subordination provisions) are no less favorable to Landlord or the Rent Purchasers than the Indebtedness being refinanced;

(vii) Indebtedness of Tenant and its Subsidiaries with respect to surety, appeal, indemnity, performance or other similar bonds in the ordinary course of business (including surety or similar bonds issued in connection with the stay of a proceeding of the type described in *Section 19.1(h)*);

(viii) Guaranty Obligations of Tenant in respect of Indebtedness of its Subsidiaries permitted by this *Section 21.21(a)*;

(ix) Indebtedness of Tenant to any of its Subsidiaries, Indebtedness of any of Tenant's Subsidiaries to Tenant or Indebtedness of any of Tenant's Subsidiaries to any of Tenant's other Subsidiaries;

(x) Other Indebtedness of Tenant and its Subsidiaries, provided that the aggregate principal amount of all such other Indebtedness outstanding at any time does not exceed the sum of $200,000,000 plus ten percent (10%) of Tenant's Net Worth determined as of the last day of the immediately preceding fiscal quarter.

(b) ***Liens.*** Neither Tenant nor any of its Subsidiaries shall create, incur, assume or permit to exist any Lien on or with respect to any of its assets or property of any character, whether now owned or hereafter acquired, except for the following ("*Permitted Liens*"):

(i) Liens in favor of Landlord, Administrative Agent or any Rent Purchaser securing the Obligations;

(ii) Liens listed on *Schedule 2* to any Lease Supplement as approved by Landlord and Administrative Agent or listed on *Exhibit G* and existing on the Date of Lease;

(iii) Liens for taxes or other Governmental Charges not at the time delinquent or thereafter payable without penalty or being contested in good faith, provided that adequate reserves for the payment thereof have been established in accordance with GAAP;

(iv) Liens of carriers, warehousemen, mechanics, materialmen, vendors, and landlords and other similar Liens imposed by law incurred in the ordinary course of business for sums not overdue more than 45 days or being contested in good faith, provided that adequate reserves for the payment thereof have been established in accordance with GAAP;

(v) Deposits under workers' compensation, unemployment insurance and social security laws or to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or to secure statutory obligations of surety or appeal bonds or to secure indemnity, performance or other similar bonds in the ordinary course of business;

(vi) Zoning restrictions, easements, rights-of-way, title irregularities and other similar encumbrances, which alone or in the aggregate are not substantial in amount and do not

materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of Tenant or any of its Subsidiaries;

(vii) Banker's Liens and similar Liens (including set-off rights) in respect of bank deposits;

(viii) Liens on any property or assets acquired, or on the property or assets of any Entities acquired, by Tenant or any of its Subsidiaries after the Date of Lease pursuant to *Section 21.21(d)*, provided that (A) such Liens exist at the time such property or assets or such Entities are so acquired and (B) such Liens were not created in contemplation of such acquisitions;

(ix) Judgment Liens, provided that such Liens do not constitute an Event of Default under *Section 19.1(h);*

(x) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties and in connection with the importation of goods in the ordinary course of Tenant's and its Subsidiaries' businesses;

(xi) Liens securing purchase money loans and Capital Leases incurred by Tenant and its Subsidiaries to finance their acquisition of real property, fixtures or equipment provided that (A) in each case, the Indebtedness secured by such Liens (1) is incurred by such Entity at the time of, or not later than ninety (90) days after, the acquisition by such Entity of the property so financed, (2) does not exceed the purchase price of the property so financed; and (3) constitutes Indebtedness permitted under *Section 21.21(a)*; and (B) in each case, such Lien (1) covers only those assets, the acquisition of which was financed by such Indebtedness permitted under *Section 21.21(a)*, and (2) secures only such Permitted Indebtedness; and provided, further, that this *clause (xi)* shall apply to Liens incurred to finance the costs incurred by Adobe Systems Europe, Ltd. to acquire real property in Scotland prior to the Date of Lease, construct improvements thereon and install fixtures and equipment therein prior to completion so long as the Indebtedness secured thereby meets all of the foregoing requirements except *clause (A)(1);*

(xii) Liens on the property or assets of any Subsidiary of Tenant in favor of Tenant or any other Subsidiary of Tenant;

(xiii) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by the Liens described in *clause (xi)* above, provided that any extension, renewal or replacement Lien (A) is limited to the property covered by the existing Lien and (B) secures Indebtedness which is no greater in amount and has material terms no less favorable to Landlord or the Rent Purchasers than the Indebtedness secured by the existing Lien; and

(xiv) Other Liens, provided that the aggregate principal amount of such Indebtedness outstanding at any time does not exceed ten percent (10%) of Tenant's Net Worth determined as of the last day of the immediately preceding fiscal quarter.

Notwithstanding the foregoing, with respect to the Parcels only the Liens described in clauses (i) through (iv) shall be considered "Permitted Liens."

(c) ***Asset Dispositions.*** Neither Tenant nor any of its Subsidiaries shall sell, lease, transfer or otherwise dispose of any of its assets or property, whether now owned or hereafter acquired, except for the following:

(i) Sales by Tenant and its Subsidiaries of inventory in the ordinary course of their businesses;

(ii) Sales by Tenant and its Subsidiaries of surplus, damaged, worn or obsolete equipment or inventory in the ordinary course of their businesses;

(iii) Sales by Tenant and its Subsidiaries or other dispositions of Investments permitted by *Section 21.21(e);*

(iv) Sales or assignments by Tenant and its Subsidiaries of defaulted receivables to a collection agency in the ordinary course of their businesses;

(v) Licenses by Tenant and its Subsidiaries of their products, patents, copyrights, trademarks, trade names, trade secrets, service marks and any other intellectual property in the ordinary course of their businesses;

(vi) Sales by Tenant and its Subsidiaries of closed facilities which are for cash and do not exceed $55,000,000 in the aggregate during the Term;

(vii) Sales, licenses or other dispositions of assets and property by Tenant to any of Tenant's Subsidiaries or by any of Tenant's Subsidiaries to Tenant or any of its other Subsidiaries; and

(viii) Other sales, leases, transfers and disposals by Tenant and its Subsidiaries of assets and property, provided that(A) no Default has occurred and is continuing on the date of, or will result after giving effect to, any such sale, lease, transfer or disposal and (B) the aggregate book value of all such assets and property so sold, leased, transferred or otherwise disposed of in any fiscal year does not exceed ten percent (10%) of Tenant's Net Worth determined as of the last day of the immediately preceding fiscal year.

(d) ***Mergers, Acquisitions, Etc.*** Neither Tenant nor any of its Subsidiaries shall consolidate with or merge into any other Entity or permit any other Entity to merge into it, establish any new Subsidiary, acquire any Entity as a new Subsidiary or acquire all or substantially all of the assets of any other Entity, except as follows:

(i) Tenant and its Subsidiaries may merge with each other, provided that (A) no Default has occurred and is continuing on the date of, or will result after giving effect to, any such merger and (B) in any such merger involving Tenant, Tenant is the surviving corporation;

(ii) Any Subsidiary of Tenant may dissolve after transferring or distributing its assets to Tenant or any of its Subsidiaries, provided that no Default has occurred and is continuing on the date of, or will result after giving effect to, any such dissolution; and

(iii) Tenant and its Subsidiaries may establish any new Subsidiary or acquire any Entity as a new Subsidiary or all or substantially all of the assets of any other Entity, provided that no Default has occurred and is continuing on the date of, or will result after giving effect to, any such acquisition.

(e) ***Investments.*** Neither Tenant nor any of its Subsidiaries shall make any Investment except for Investments in the following:

(i) Investments permitted by the investment policy of Tenant set forth in *Exhibit D* or, if any changes to the investment policy of Tenant are hereafter duly approved by the Board of Directors of Tenant or designated committee thereof, in any subsequent investment policy which is the most recent investment policy delivered by Tenant to Landlord and Administrative Agent with a certificate of Tenant's chief financial officer to the effect that such investment policy has been duly approved by Tenant's Board of Directors and is then in effect;

(ii) Investments listed in *Exhibit D* existing on the Date of Lease which are not otherwise permitted by the investment policy of Tenant set forth in *Exhibit D;*

(iii) Investments received by Tenant and its Subsidiaries in connection with the bankruptcy or reorganization of customers and suppliers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(iv) Investments arising from rights received by Tenant and its Subsidiaries upon the required payment of any permitted Indebtedness of Tenant and its Subsidiaries;

(v) Investments consisting of loans to employees, officers and directors of Tenant or its Subsidiaries;

(vi) Investments by Tenant and its Subsidiaries in Rate Contracts, provided that, at the time each Rate Contract is entered into, such Rate Contract is for bona fide hedging operations and not for speculation;

(vii) Deposit accounts;

(viii) Investments permitted by *Section 21.21(d)*;

(ix) Investments by Tenant and its Subsidiaries in each other;

(x) Venture capital Investments made by Tenant and/or its Subsidiaries and Adobe Ventures, L.P., Adobe Ventures II, L.P. and any other venture capital partnership in which all of the limited partners are Tenant, its Subsidiaries, its Affiliates or employees of Tenant or its Subsidiaries (individually, a "*VC Partnership*"), provided that (A) at the time a venture capital Investment is made in any Entity, such Entity either operates or is expected to operate in an industry related to the business operations of Tenant or its Subsidiaries (including Entities which possess or may possess technologies, sales and services capabilities, operations or content related to any product of Tenant or its Subsidiaries) or has been identified by Tenant as a candidate for a strategic relationship with Tenant or its Subsidiaries, (B) the aggregate consideration paid (including Indebtedness incurred) by Tenant or its Subsidiaries for all such venture capital Investments (less any return of capital received in cash on the sale of such venture capital Investments and any gain or other income realized on such venture capital Investments which is reinvested in new venture capital Investments) does not exceed $175,000,000 at any time, and (C) no Default has occurred and is continuing on the date of, or will result after giving effect to, any such venture capital Investment;

(xi) Investments consisting of purchase money financing provided by Tenant and its Subsidiaries to their customers; and

(xii) Other Investments, provided that:

(A) No Default has occurred and is continuing on the date of, or will result after giving effect to, any such Investment; and

(B) The aggregate consideration paid (including Indebtedness incurred) by Tenant and its Subsidiaries for all such Investments in any fiscal year does not exceed ten percent (10%) of Tenant's Net Worth determined as of the last day of the immediately preceding fiscal year.

(f) ***Dividends, Redemptions, Etc.*** Neither Tenant nor any of its Subsidiaries shall pay any dividends or make any distributions on its Equity Securities; purchase, redeem, retire, defease or otherwise acquire for value any of its Equity Securities; return any capital to any holder of its Equity Securities as such; make any distribution of assets, Equity Securities, obligations or securities to any holder of its Equity Securities as such; or set apart any sum for any such purpose; except as follows:

(i) Tenant or any of its Subsidiaries may pay dividends on its capital stock payable solely in such Entity's own capital stock and Tenant may purchase, redeem, retire, defease or otherwise acquire for value capital stock of Tenant issued to employees of Tenant or its Subsidiaries in exchange for other capital stock of Tenant;

(ii) Any Subsidiary of Tenant may pay dividends to or repurchase its capital stock from Tenant;

(iii) Adobe Incentive Partners may make Adobe Incentive Partners Distributions and any VC Partnership may make distributions to its partners;

(iv) Tenant may repurchase its capital stock from an employee of Tenant or its Subsidiaries (A) in an amount equal to any taxes payable by such employee upon the exercise of options to purchase capital stock of Tenant, or (B) upon termination of such employee's employment; and

(v) Tenant may pay other dividends on its capital stock in cash or repurchase its capital stock for cash, provided that:

(A) In each case, no Event of Default has occurred and is continuing on the date of, or will result after giving effect to, any such payment or repurchase; and

(B) If the Debt/EBITDA Ratio of Tenant for any consecutive four-quarter period is equal to or greater than 1.25:1.00, the sum of Tenant's Net Share Repurchases and cash dividends (excluding dividends payable pursuant to *clauses (ii) and (iii)* above) for the next succeeding quarter shall not exceed forty percent (40%) of Tenant's EBITDA for such consecutive four-quarter period.

(g) ***Change in Business.*** Neither Tenant nor any of its Subsidiaries shall engage in any business substantially different from its present business, as described in the 10-K report filed by Tenant with the Securities and Exchange Commission for the fiscal year ended November 27, 1998, and other internet-related services for its customers.

(h) ***Employee Benefit Plans.***

(i) Neither Tenant nor any ERISA Affiliate shall (A) adopt or institute any Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (B) take any action which will result in the partial or complete withdrawal, within the meanings of section s 4203 and 4205 of ERISA, from a Multiemployer Plan, (C) engage or permit any Entity to engage in any transaction prohibited by section 406 of ERISA or section 4975 of the IRC involving any Employee Benefit Plan or Multiemployer Plan which would subject Tenant or any ERISA Affiliate to any tax, penalty or other liability including a liability to indemnify, (D) incur or allow to exist any accumulated funding deficiency (within the meaning of section 412 of the IRC or section 302 of ERISA), (E) fail to make full payment when due of all amounts due as contributions to any Employee Benefit Plan or Multiemployer Plan, (F) fail to comply with the requirements of section 4980B of the IRC or Part 6 of Title I(B) of ERISA, or (G) adopt any amendment to any Employee Benefit Plan which would require the posting of security pursuant to section 401(a)(29) of the IRC, where singly or cumulatively, the above would be reasonably likely to have a Material Adverse Effect.

(ii) Neither Tenant nor any of its Subsidiaries shall (A) engage in any transaction prohibited by any Governmental Rule applicable to any Foreign Plan, (B) fail to make full payment when due of all amounts due as contributions to any Foreign Plan or (C) otherwise fail to comply with the requirements of any Governmental Rule applicable to any Foreign Plan, where singly or cumulatively, the above would be reasonably likely to have a Material Adverse Effect.

(i) ***Transactions With Affiliates.*** Neither Tenant nor any of its Subsidiaries shall enter into any Contractual Obligation with any Affiliate (other than Tenant or one of its Subsidiaries) or engage in any other transaction with any Affiliate except (i) for agreements with officers and directors of Tenant or its Subsidiaries for indemnification or participation under Tenant's equity plans and loans to or retention or severance agreements with officers and directors of Tenant or its Subsidiaries, each as approved by the Board of Directors of Tenant; (ii) upon terms at least as favorable to Tenant or such Subsidiary as an arms-length transaction with unaffiliated Entities; or (iii) for transactions with

Affiliates in which Tenant or its Subsidiaries have venture capital Investments permitted by *Section 21.21(e)(x)*.

(j) ***Accounting Changes.*** Neither Tenant nor any of its Subsidiaries shall change (i) its fiscal year (currently ending the Friday closest to November 30) or (ii) its accounting practices except as required by GAAP.

21.22 ***Financial Covenants.*** Until the termination of this Lease and the satisfaction in full by Tenant of all Obligations, Tenant will comply, and will cause compliance, with the following financial covenants, unless Landlord and Majority Rent Purchasers shall otherwise consent in writing:

(a) ***Quick Ratio.*** Landlord shall not permit its Quick Rate to be less than 1.00 on the last day of any fiscal quarter.

(b) ***Debt/EBITDA Ratio.*** Tenant shall not permit its Debt/EBITDA Ratio for any consecutive four-quarter to be greater than 2.50.

(c) ***Fixed Charge Coverage Ratio.*** Tenant shall not permit its Fixed Charge Coverage Ratio for any consecutive four-quarter period to be less than 2.25.

21.23 ***Regulation D Compensation.*** For so long as the Landlord or any Rent Purchaser is required to maintain reserves against Eurocurrency Liabilities (or any other category of liabilities which include deposits by reference to which the LIBOR Rate is determined or any category of extensions of credit or other assets which includes loans by a non-United States office of the Landlord or any Rent Purchaser to United States residents), and, as a result, the cost to the Landlord or such Rent Purchaser (or its funding office) of making or maintaining its Advances is increased, then the Landlord or such Rent Purchaser may require the Tenant to pay, contemporaneously with each payment of Base Rent, an additional amount (the "Additional Amount") at a rate per annum up to but not exceeding the excess of (i) (A) the applicable LIBOR Rate divided by (B) one *minus* the Eurocurrency Reserve Requirements, over (ii) the applicable LIBOR Rate. In the event that the Landlord or such Rent Purchaser wishes to require payment of the Additional Amount, Landlord or such Rent Purchaser (through Administrative Agent), (x) shall so notify the Tenant, in which case the Additional Amount shall be payable to the Landlord or such Rent Purchaser, at the place indicated in such notice with respect to each Borrowing Period commencing at least three (3) Business Days after the giving of such notice and (y) shall furnish to the Tenant at least five (5) business days prior to each date on which Base Rent is payable (the "Additional Amount Notice") a certificate setting forth the Additional Amount to which it is then entitled under this *Section 21.21* (which shall be consistent with its good faith estimate of the level at which the related reserves are maintained by it). Each such certificate shall be accompanied by such information as the Tenant may reasonably request as to the computation set forth therein.

21.24 ***Nonmerger of Estates.*** If both Landlord's and Tenant's estates in the Parcels become vested in the same owner, this Lease shall nevertheless not be destroyed by application of the doctrine of merger except at the express election of Landlord and the consent of Administrative Agent.

21.25 ***Title to and Nature of Improvements.*** Subject to the provisions of *Sections 12.2* and as otherwise appropriate in this Lease, Tenant agrees that any and all Improvements of whatever nature at any time constructed, placed or maintained upon any part of the Land shall be and remain the property of the Landlord, subject to Tenant's rights under this Lease, including, without limitation, *Section 21.2* and the rights of Administrative Agent and the Rent Purchasers under the Operative Documents.

21.26 ***Nondiscrimination.*** Tenant hereby covenants by and for itself, its heirs, executors, administrators and assigns, and all persons claiming under or through it, and this Lease is made and accepted upon and subject to the following conditions: that there shall be no discrimination against or segregation of any person or group of persons on account of race, color, creed, religion, sex, age, handicap, marital status, ancestry or national origin in the leasing, subleasing, transferring, use, occupancy, tenure or enjoyment of

the Parcels herein leased, nor shall Tenant itself, or any person claiming under or through it establish or permit any such practice or practices of discrimination or segregation with reference to the selection, location, number, use or occupancy of tenants, lessees, subtenants, sublessees or vendees in the Parcels herein leased.

21.27 ***Grant of Option by Landlord to SPC.*** Notwithstanding anything to the contrary herein, Landlord may grant to a special purpose funding entity which is an Affiliate of such Landlord (such entity being an "*SPC*"), the option to provide to Tenant all or part of any Commitment Amount that Landlord would otherwise be obligated to advance to Tenant, *provided* that (i) nothing herein shall constitute a commitment to make any loan by any SPC, (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such commitment, Landlord shall be obligated to make such advance pursuant to the terms hereof, and (iii) Landlord shall not sell or transfer to such SPC Landlord's interest in any Parcel. The making of an advance by an SPC hereunder shall utilize the commitment of the Landlord to the same extent, and as if, such advance were made by Landlord, but shall not release Landlord from any other liability under the Operative Documents. Each party hereto agrees that no SPC shall be liable for any indemnity or similar payment obligation under this Lease or the other Operative Documents (all liability for which shall remain with Landlord). In furtherance of the foregoing, each party hereto hereby agrees, which agreement shall survive the termination of this Lease, that, prior to the date that is one year and one day after the payment in full all outstanding senior Indebtedness of any SPC, it will not institute against, or join any other Entity in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or similar proceedings under the laws of the United States of America or any state thereof. In addition, notwithstanding anything to the contrary contained in this *Section 21.27*, any SPC may with notice, but without prior written consent of Tenant and without paying any registration and proceeding fee, assign all or part of its interest in any amounts advanced hereunder by Landlord. In no event shall Tenant be obligated to pay to an SPC that has made a advance hereunder any greater amount than Tenant would have been obligated to pay under this Lease if Landlord had made such Advance the Tenant and Administrative Agent shall continue to deal solely and directly with, and send notices solely to, Landlord with respect to any amounts advanced hereunder by its SPC and Landlord shall not transfer or grant to its SPC the right to approve any amendment, waiver or consent hereunder. This *Section 21.27* may not be amended without the written consent of Landlord.

ARTICLE XXII
INDEMNIFICATION

22.1 ***Tax Indemnity.*** Notwithstanding anything in *Article 8 (Taxes)* to the contrary, Tenant shall protect and defend Landlord, Administrative Agent and Rent Purchasers from and against all criminal prosecution regarding and shall indemnify and hold Landlord, Administrative Agent and Rent Purchasers harmless from and against any and all losses, costs, liabilities or damages (including reasonable attorneys' fees and disbursements and court costs) arising by reason of:

(a) Any and all U.S. Federal, state or local income taxes imposed upon Landlord, Administrative Agent or Rent Purchasers in consequence of Landlord, Administrative Agent or Rent Purchasers being treated as the owner or lessor of the Parcels (or any part thereof) for such tax purposes to the extent such taxes exceed such entity's tax liability under this transaction if such entity were not treated as the owner or lessor of the Parcels (but as lender) for tax purposes; provided Landlord has fully complied with *Section 21.2;*

(b) Any and all taxes imposed upon Tenant (except to the extent of Landlord's Taxes or to the extent that such taxes are imposed upon Tenant as a result of Landlord's failure to comply with its obligations under this Lease);

(c) Any and all taxes required to be withheld from payments made by Tenant to a third party not related to or affiliated with Landlord;

(d) Any and all Real Estate Taxes;

(e) Any and all taxes owed by Landlord, Administrative Agent or any Rent Purchaser (other than Landlord Taxes) as a result of payment made by Tenant to such entity pursuant to Tenant's indemnity obligations under this *Section 22.1*; and

(f) Any and all costs, liabilities or damages (including reasonable attorneys' fees) incurred by Landlord, Administrative Agent or any Rent Purchaser in obtaining indemnification payments from Tenant under the provisions of this *Section 22.1*.

Tenant's duty to indemnify Landlord, Administrative Agent and each Rent Purchaser under this *Section 22.1* shall apply only to taxes arising during the Term (whether or not due and payable at the conclusion of the Term), but shall otherwise survive the expiration or earlier termination of this Lease.

22.2 ***Indemnification Concerning the Parcels.*** Tenant will defend, protect, indemnify and save harmless Landlord, Administrative Agent and each Rent Purchaser from and against all liabilities, obligations, claims, damages, causes of action, costs and expenses, imposed upon or incurred by Landlord, Administrative Agent and each Rent Purchaser by reason of the occurrence or existence of any of the following during the Term, except to the extent caused by the willful misconduct, gross negligence, or willful breach of contract of such Entity or its respective agents: (a) any accident, injury to or death of persons or loss of or damage to property occurring on or about the Parcels or Improvements; (b) performance of any labor or services or the furnishing of any materials or other property in respect of the Parcels or the Improvements; (d) the negligence or willful misconduct on the part of Tenant or any of its agents, invitees, employees or contractors or any other persons entering onto the Parcels or the Improvements at the request, behest or with the permission of Tenant; (d) the use or occupancy of the Improvements; or (e) the use of the Land. Tenant's duty to indemnify Landlord, Administrative Agent and each Rent Purchaser under this *Section 22.2* shall survive the expiration or earlier termination of this Lease with respect to events occurring during the Term or after the Term while Landlord has record title to and Tenant is occupying the Parcels.

22.3 ***Environmental Indemnity.*** Tenant agrees to indemnify and hold Landlord, Administrative Agent and each Rent Purchaser harmless from and against, and to reimburse Landlord, Administrative Agent and each Rent Purchaser with respect to, any and all claims, demands, causes of action, losses, damages, liabilities, costs and expenses (including attorneys' fees and court costs), fines and/or penalties of any and every kind or character, known or unknown, fixed or contingent, asserted or potentially asserted against or incurred by Landlord, Administrative Agent or such Rent Purchaser at any time and from time to time by reason of, in connection with or arising out of (a) the failure of Tenant to perform any obligation herein required to be performed by Tenant regarding Applicable Environmental Laws, (b) any violation of any Applicable Environmental Law by Tenant with respect to the Parcels or any disposal or other release by Tenant or with respect to the Parcels of any hazardous substance, environmental contaminants or solid waste on or to the Parcels, whether or not resulting in a violation of any Applicable Environmental Law, (c) any act, omission, event or circumstance by Tenant or with any respect to the Parcels which constitutes or has constituted violation of any Applicable Environmental Law with respect to the Parcels, regardless of whether the act, omission, event or circumstance constituted a violation of any Applicable Environmental Law at the time of its existence or occurrence, and (d) any and all claims or proceedings (whether brought by private party or governmental agencies) for bodily injury, property damage, abatement or remediation, environmental damage or impairment or any other injury or damage resulting from or relating to any hazardous or toxic substance or contaminated material located upon or migrating into, from or through the Parcels (whether or not the release of such materials was caused by Tenant, a subtenant, a prior owner of the Parcels or any other Entity) which Landlord, Administrative Agent or such Rent Purchaser may incur. Tenant's duty to indemnify Landlord, Administrative Agent or such Rent Purchaser under this *Section 22.3* shall survive the expiration or earlier termination of the Lease or applicable Lease Supplement with respect to events occurring during or prior to the Term or after the Term while Landlord has record title to and Tenant is occupying the Parcels.

22.4 *General Indemnity.* Except to the extent of the gross negligence or willful misconduct of the Entity seeking such indemnification, Tenant shall defend, indemnify, and hold Landlord, Administrative Agent and each Rent Purchaser harmless from and against any and all losses, costs, expenses, liabilities, claims, causes of action and damages of all kinds that may result to Landlord, Administrative Agent or any Rent Purchaser, including reasonable attorneys' fees and disbursements incurred by Landlord, Administrative Agent or any Rent Purchaser, in any way relating to or arising out of this Lease or the other Operative Documents executed by Tenant in connection with this Lease or the transactions contemplated hereby or thereby or the enforcement against Tenant of any of the terms hereof or thereof. Tenant's duty to indemnify Landlord, Administrative Agent and each Rent Purchaser under this Lease shall survive the expiration or earlier termination of this Lease.

ARTICLE XXIII
COVENANTS OF LANDLORD

23.1 *Title.* In the event Tenant so requests in writing (and so long as either Tenant agrees to indemnify Landlord to Landlord's satisfaction from any liabilities or obligations in connection therewith, or Landlord does not incur any liabilities or obligations in connection therewith), Landlord shall execute all documents, instruments and agreements reasonably requested by Tenant in order to accomplish any of the following in the manner reasonably requested by Tenant and within the time parameters reasonably requested by Tenant: (1) remove exceptions to title to or affecting the Parcels; (2) create exceptions to title (including, without limitation, easements and rights of way) to or affecting the Parcels; or (3) modify any then-existing exception to title. Tenant shall promptly reimburse Landlord for, or at Landlord's request, pay directly in advance, all reasonable costs, expenses and other amounts incurred or required to be expended by Landlord in order to comply with Tenant's requests made in accordance with the preceding sentence, and the failure of Tenant to reimburse or pay any such amounts shall result in the suspension of Landlord's obligations under such sentence with respect to that particular request until the amounts required to be paid by Tenant under this sentence have been paid.

23.2 *Land Use.* Except where requested by Tenant pursuant to this *Section 23.2*, Landlord shall not cause or give its written consent to any land use or zoning change affecting the Parcels or any changes of street grade. In the event Tenant so requests in writing (and so long as either Tenant agrees to indemnify Landlord to Landlord's satisfaction, from any liabilities or obligations in connection therewith, or Landlord does not incur any liabilities or obligations in connection therewith), Landlord shall execute all documents, instruments and agreements reasonably requested by Tenant in order to accomplish any of the following in the manner reasonably requested by Tenant and within the time parameters reasonably requested by Tenant: (1) cause a change in any land use restriction or law affecting the Parcels; (2) cause a change in the zoning affecting a Parcels; or (3) cause a change in the street grade with respect to any street in the vicinity of a Parcels. Tenant shall promptly reimburse Landlord for, or at Landlord's request, pay directly in advance, all reasonable costs, expenses and other amounts incurred or required to be expended by Landlord in order to comply with Tenant's requests made in accordance with the preceding sentence, and the failure of Tenant to reimburse or pay any such amounts shall result in the suspension of Landlord's obligations under such sentence with respect to that particular request until the amounts required to be paid by Tenant under this sentence have been paid. In any event, all land usage shall remain subject to the terms of the Ground Lease, if applicable to a particular Lease Supplement.

23.3 *Transfer of Property Interests.* Except as requested by Tenant pursuant to this Lease, Landlord shall not transfer to any third party any rights inuring to or benefits associated with the Parcels (including, without limitation, zoning rights, development rights, air space rights, mineral, oil, gas or water rights). Nothing in this *Section 23.3* shall limit Landlord's right to transfer Landlord's interest in this Lease to a third party or its rights to transfer the Parcels, pursuant to *Section 14.2*; provided that as to a transfer under *Section 14.2* any purchaser of Landlord's interest in the Parcels shall be bound by the terms of this Lease, including without limitation the terms of this *Section 23.3*).

23.4 ***No Impairment of Value.*** No action shall be taken under *Section 23.1, 23.2 or 23.3* which would impair the value, utility or useful life of the Improvements without the prior written consent of Administrative Agent and the Rent Purchasers as provided in the Rent Purchase Agreement.

23.5 ***Ground Leases.*** Landlord shall not exercise any of its purchase option rights under any Ground Lease affecting any Lease Supplement without Tenant's prior written consent, in Tenant's sole discretion.

IN WITNESS WHEREOF, the parties hereto have duly executed this Lease as of the day and year first above written.

[Signatures begin on next page.]

TENANT: ADOBE SYSTEMS INCORPORATED,
a Delaware corporation

By: /s/ Harold L. Covert

Name: Harold L. Covert

Its: Executive Vice President and
Chief Financial Officer

Date: August 5, 1999

[Signatures continued on next page.]

LANDLORD: SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By: /s/ William M. Ginn

Name: William M. Ginn

Its: President

Date: ______________________

EXHIBIT A

LEASE SUPPLEMENT NO. 1

LEASE SUPPLEMENT NO. 1 is dated as of August 11, 1999 and executed by and between SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("Landlord"), and ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("Tenant").

Landlord and Tenant have heretofore entered into that certain Amended, Restated and Consolidated Master Lease of Land and Improvements dated as of August 11, 1999, relating to the lease of certain parcels of real property (herein called the "Lease" and the defined terms therein being hereinafter used with the same meanings). The Lease provides for the execution and delivery from time to time of Lease Supplements for the purpose of leasing individual Parcels under the Lease as and when delivered by Landlord in accordance with the terms thereof.

The Land and Improvements represented by this Lease Supplement were originally leased by Landlord to Tenant by a lease dated October 12, 1994, and the terms of such lease are amended and restated in their entirety by the Lease.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, Landlord and Tenant hereby agree as follows:

(a) Landlord hereby delivers and leases to Tenant under the Lease and Tenant accepts and leases from Landlord under the Lease the Parcel described in *Schedule 1* attached hereto.

(b) The Permitted Title Exceptions are described in *Schedule 2* attached hereto.

(c) The original Lease Investment Balance for this Lease Supplement No. 1 is $66,702,127.66 and the Guaranteed Residual Value for this Lease Supplement No. 1 is $62,070,230.23.

(d) The Lease Supplement Term commenced as of the date hereof (the "Rent Commencement Date") and will expire on August 11, 2004 (the "Expiration Date").

(e) Tenant hereby confirms its agreement to pay Landlord Base Rent and Additional Rent for the Parcel during the Lease Supplement Term in accordance with *Article VII* of the Lease.

(f) Tenant hereby confirms to Landlord that Tenant has accepted the Parcel and agrees that it shall be incorporated into the Lease.

(g) The Land upon which the Improvements have been constructed and which is a part of this Lease Supplement is subject to that certain Ground Lease between Landlord, as ground lessee, and the Redevelopment Agency of the City of San Jose, as ground lessor, dated October 12, 1994, a memorandum of which has been recorded with the Santa Clara County Recorder as Document No. 12684585.

(h) This Lease Supplement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

(i) This Lease Supplement is being delivered in the State of California and in all respects shall be governed by, and construed in accordance with, the laws of the State of California, including all matters of construction, validity and performance.

[Signatures begin on next page.]

IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease Supplement to be duly executed on the day and year first above written.

LANDLORD

SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By ____________________________________

Name ____________________________________

Its ____________________________________

[Signatures continued on next page]

TENANT

ADOBE SYSTEMS INCORPORATED,
a Delaware corporation

By ____________________________________

Name Harold L. Covert

Its Executive Vice President and Chief Financial Officer

Schedule 1 to

Lease Supplement No. 1

DESCRIPTION OF PARCELS

Real property in the City of San Jose, County of Santa Clara, State of California, described as follows:

PARCEL ONE:

Commencing at the point of intersection of the centerline of Park Avenue (60 feet wide) with the centerline of the now vacated Locust Street (80 feet wide) as said point is shown on that certain Map entitled "Record of Survey of Properties Bounded by San Carlos Street, San Fernando Street and Guadalupe River, Market-Almaden Streets", which Map filed for record September 27, 1966 in Book 214 of Maps page 54, Santa Clara County Records; thence from said point of commencement along the said centerline of Locust Street, North 29° 50′ 44″ West 79.00 feet to the True Point of Beginning of this description; thence South 58° 14′ 29″ West 153.83 feet; thence South 59° 53′ 41″ West 102.10 feet to the northeasterly line of the now vacated River Street (60 feet wide) as said River Street is shown on said Record of Survey Map; thence along said northeasterly line of River Street North 37° 11′ 35″ West 173.10 feet; thence leaving said northeasterly line of River Street South 86° 43′ 10″ West 22.45 feet; thence North 29° 50′ 44″ West 129.77 feet; thence North 60° 57′ 13″ East 258.09 feet to a point on the Southwesterly line of Locust Street; thence along said Southerwesterly line of Locust Street North 29° 50′ 44″ West 70.00 feet; thence North 60° 57′ 13″ East 40.00 feet to a point on the said centerline of Locust Street; thence along the said centerline of Locust Street South 29° 50′ 44″ East 371.74 feet to the True Point of Beginning.

PARCEL TWO:

A non-exclusive easement for pedestrian and vehicular ingress and egress, utilities and construction, maintenance and use of a loading ramp as more particularly described in an instrument recorded October 12, 1994 as Instrument No. 12684586, Official Records, being more particularly described as:

Beginning at the point of intersection of the Southeasterly line of San Fernando Street (60 feet wide) with the Southwesterly line of the now vacated Locust Street (80 feet wide), as said point is shown on that certain map entitled "Record of Survey of Properties bounded by San Carlos Street, San Fernando Street and Guadalupe River, Market-Almaden Streets," which map was filed for record September 27, 1966 in Book 214 of Maps at page 54, Santa Clara County Records; thence along said line of Locust Street South 29° 50′ 44″ East 27.58 feet to the True Point of Beginning of this description; thence from said True Point of Beginning North 60° 57′ 13″ East 40.00 feet to a point on the centerline of said Locust Street; thence Southeasterly along said centerline of Locust Street South 29° 50′ 44″ East 130.01 feet; thence South 60° 57′ 13″ West 40.00 feet to a point on the said Southwesterly line of Locust Street; thence along said Southwesterly line of Locust Street North 29° 50′ 44″ West 130.01 feet to the True Point of Beginning.

APN: 259-44-85
ARB: 259-44-x25, 41, 63, 65, 43, 64, X84, 84.01, 67.01, 81, 81.1, 66

Schedule 2 to

Lease Supplement No. 1

PERMITTED TITLE EXCEPTIONS

MEMORANDUM OF AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE—LEASE SUPPLEMENT NO. 1

Dated as of August 11, 1999

by and between

SUMITOMO BANK LEASING AND FINANCE, INC., as Landlord,

and

ADOBE SYSTEMS INCORPORATED, as Tenant

After recording please return to:
Graham & James LLP
One Maritime Plaza, Suite 300
San Francisco, CA 94111
Attention: Gary S. Hand, Esq.

MEMORANDUM OF AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE—LEASE SUPPLEMENT NO. 1

THIS MEMORANDUM OF AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE ("Memorandum of Master Lease") is executed as of August 11, 1999 by and between **SUMITOMO BANK LEASING AND FINANCE, INC.,** a Delaware corporation ("Landlord"), and **ADOBE SYSTEMS INCORPORATED,** a Delaware corporation ("Tenant").

RECITALS

WHEREAS, Landlord and Tenant have executed that certain Amended, Restated and Consolidated Master Lease ("Amended and Restated Master Lease") and a Lease Supplement No. 1 (the "Lease Supplement No. 1") (the Amended and Restated Master Lease and Lease Supplement No. 1 are hereinafter collectively referred to as the "Amended and Restated Master Lease"), which Amended and Restated Master Lease amends, restates and consolidates that certain Lease by and between Landlord and Tenant dated October 12, 1994, a Memorandum of which was recorded October 12, 1994, as Series No. 12684589 in Official Records, Santa Clara County, California, covering a leasehold interest in certain land located on the real property located in the City of San Jose, Santa Clara County, California as more particularly described in *Schedule 1* attached hereto and incorporated herein by this reference ("Land") and the improvements which are located on said Land (the Land and improvements are referred to herein as the "Parcel"); and

WHEREAS, Landlord and Tenant desire to record notice of the Lease in the real estate records of Santa Clara County, California:

NOW, THEREFORE, in consideration of the foregoing, Landlord and Tenant hereby declare as follows:

1. *Demise.* Landlord hereby leases the Parcel to Tenant and Tenant hereby leases the Parcels from Landlord upon and subject to all the terms, covenants and conditions set forth in the Amended and Restated Master Lease and Lease Supplement No. 1.

2. *Expiration Date.* The term of the Lease Supplement No. 1 shall commence with respect to the Parcel on the date hereof and shall expire on August 11, 2004, unless extended pursuant to the terms of the Lease.

3. *Option to Purchase.* Tenant has an option to purchase the Parcel, as more particularly described in the Amended and Restated Master Lease, at any time during the Term (including any extension thereof).

4. *Restrictions on Encumbrances.* Landlord is prohibited from recording against the Parcel liens (including, without limitation, deeds of trust), encumbrances, and other matters that would constitute exceptions to title, and from amending or modifying any of the foregoing that may exist now or during the Term, as more particularly described in the Amended and Restated Master Lease. Notwithstanding the foregoing, Landlord shall be permitted to execute and cause to be recorded the Rent Purchasers' Deed of Trust as more particularly described in the Amended and Restated Master Lease and the Participation Agreement.

5. *Restrictions on Transfers by Landlord.* Subject to certain exceptions, Landlord may transfer its interest in the Parcel to a third party subject to the restrictions which are set forth with more particularity in the Amended and Restated Master Lease.

6. *Ground Lease.* The Land upon which the Improvements have been constructed and which is a part of this Lease Supplement is subject to that certain Ground Lease between Landlord, as ground lessee, and the Redevelopment Agency of the City of San Jose, as ground lessor, dated October 12, 1994, a memorandum of which has been recorded with the Santa Clara County Recorder as Document No. 12684585.

7. *Counterparts.* This Memorandum of Master Lease may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Memorandum of Master Lease as of the date and year first written above.

TENANT: ADOBE SYSTEMS INCORPORATED,
a Delaware corporation

By: ______________________________

Name: ______________________________

Its: ______________________________

(Signatures continued on next page)

LANDLORD: SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By: ______________________________

Name: ______________________________

Its: ______________________________

EXHIBIT B

LEASE SUPPLEMENT NO. 2

LEASE SUPPLEMENT NO. 2 is dated as of August 11, 1999 and executed by and between SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("Landlord"), and ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("Tenant").

Landlord and Tenant have heretofore entered into that certain Amended, Restated and Consolidated Master Lease of Land and Improvements dated as of August 11, 1999, relating to the lease of certain parcels of real property (herein called the "Lease" and the defined terms therein being hereinafter used with the same meanings). The Lease provides for the execution and delivery from time to time of Lease Supplements for the purpose of leasing individual Parcels under the Lease as and when delivered by Landlord in accordance with the terms thereof.

The Land and Improvements represented by this Lease Supplement were originally leased by Landlord to Tenant by a lease dated August 15, 1996, and the terms of such lease are amended and restated in their entirety by the Lease.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, Landlord and Tenant hereby agree as follows:

(a) Landlord hereby delivers and leases to Tenant under the Lease and Tenant accepts and leases from Landlord under the Lease the Parcel described in *Schedule 1* attached hereto.

(b) The Permitted Title Exceptions are described in *Schedule 2* attached hereto.

(c) The original Lease Investment Balance for this Lease Supplement No. 2 is $75,797,872.34 and the Guaranteed Residual Value to this Lease Supplement No. 2 is $70,534,352.54.

(d) The Lease Supplement Term commenced on as of the date hereof (the "Rent Commencement Date") and will expire on August 11, 2004 (the "Expiration Date").

(e) Tenant hereby confirms its agreement to pay Landlord Base Rent and Additional Rent for the Parcel during the Lease Supplement Term in accordance with *Article VII* of the Lease.

(f) Tenant hereby confirms to Landlord that Tenant has accepted the Parcel and agrees that it shall be incorporated into the Lease.

(g) The Land upon which the Improvements have been constructed and which is a part of this Lease Supplement is subject to that certain Ground Lease between Landlord, as ground lessee, and the Redevelopment Agency of the City of San Jose, as ground lessor, dated August 15, 1996, a memorandum of which has been recorded with the Santa Clara County Recorder as Document No. 13410218.

(h) This Lease Supplement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

(i) This Lease Supplement is being delivered in the State of California and in all respects shall be governed by, and construed in accordance with, the laws of the State of California, including all matters of construction, validity and performance.

[Signatures begin on next page.]

IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease Supplement to be duly executed on the day and year first above written.

LANDLORD

SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By ____

Name ____

Its ____

[Signatures continued on next page]

TENANT

ADOBE SYSTEMS INCORPORATED,
a Delaware corporation

By ______________________________

Name Harold L. Covert

Its Executive Vice President and Chief Financial Officer

Schedule 1 to

Lease Supplement No. 2

DESCRIPTION OF PARCELS

PARCEL ONE:

Commencing at the intersection of the centerline of Locust Street (now vacated) with the centerline of Park Avenue, as said centerlines are shown on the Record of Survey recorded in Book 214 of Maps, at page 54, Santa Clara County Records; thence North 29° 50′ 44″ West 79.00 feet along said centerline of Locust Street to the true point of beginning of this description; thence from said true point of beginning North 29° 50′ 44″ West 501.75 feet along said centerline of Locust Street to a point thereon which bears South 29° 50′ 44″ East 58.18 feet from the intersection of said Locust Street centerline with the centerline of San Fernando Street, as said centerlines are shown on said Record of Survey; thence leaving said Locust Street centerline North 60° 57′ 13″ East 25.58 feet; thence South 29° 50′ 44″ East 13.20 feet; thence at right angles North 60° 09′ 16″ East 244.61 feet; thence South 29° 53′ 36″ East 32.91 feet; thence South 30° 40′ 51″ East 272.06 feet; thence along a tangent curve to the right, having a radius of 50.00 feet, through a central angle of 88° 55′ 20″ an arc distance of 77.60 feet; thence South 58° 14′ 29″ West 225.99 feet to the true point of beginning.

PARCEL TWO:

A non-exclusive easement for pedestrian and vehicular ingress and egress, utilities and construction, maintenance and use of a loading ramp as more particularly described in an instrument recorded August 15, 1996 as Instrument No. 13410219, Official Records.

APN: 259-44-69, 79
ARB: 259-44-x25, 25.01

Schedule 2 to

Lease Supplement No. 2

PERMITTED TITLE EXCEPTIONS

MEMORANDUM OF AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE—LEASE SUPPLEMENT NO. 2

Dated as of August 11, 1999

by and between

SUMITOMO BANK LEASING AND FINANCE, INC., as Landlord,

and

ADOBE SYSTEMS INCORPORATED, as Tenant

After recording please return to:
Graham & James LLP
One Maritime Plaza, Suite 300
San Francisco, CA 94111
Attention: Gary S. Hand, Esq.

MEMORANDUM OF AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE—LEASE SUPPLEMENT NO. 2

THIS MEMORANDUM OF AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE ("Memorandum of Master Lease") is executed as of August 11, 1999 by and between **SUMITOMO BANK LEASING AND FINANCE, INC.**, a Delaware corporation ("Landlord"), and **ADOBE SYSTEMS INCORPORATED**, a Delaware corporation ("Tenant").

RECITALS

WHEREAS, Landlord and Tenant have executed that certain Amended, Restated and Consolidated Master Lease ("Amended and Restated Master Lease") and a Lease Supplement No. 2 (the "Lease Supplement No. 2") (the Amended and Restated Master Lease and Lease Supplement No. 2 are hereinafter collectively referred to as the "Amended and Restated Master Lease"), which Amended and Restated Master Lease amends, restates and consolidates that certain Sublease by and between Landlord and Tenant dated August 15, 1996, a Memorandum of which was recorded August 15, 1996, as Series No. 13410224 in Official Records, Santa Clara County, California, covering a leasehold interest in certain land located on the real property located in the City of San Jose, Santa Clara County, California as more particularly described in *Schedule 1* attached hereto and incorporated herein by this reference ("Land") and the improvements which are located on said Land (the Land and improvements are referred to herein as the "Parcel"); and

WHEREAS, Landlord and Tenant desire to record notice of the Lease in the real estate records of Santa Clara County, California:

NOW, THEREFORE, in consideration of the foregoing, Landlord and Tenant hereby declare as follows:

1. *Demise.* Landlord hereby leases the Parcel to Tenant and Tenant hereby leases the Parcels from Landlord upon and subject to all of the terms, covenants and conditions set forth in the Amended and Restated Master Lease and Lease Supplement No. 2.

2. *Expiration Date.* The term of the Lease Supplement No. 2 shall commence with respect to the Parcel on the date hereof and shall expire on August 11, 2004, unless extended pursuant to the terms of the Lease.

3. *Option to Purchase.* Tenant has an option to purchase the Parcel, as more particularly described in the Amended and Restated Master Lease, at any time during the Term (including any extension thereof).

4. *Restrictions on Encumbrances.* Landlord is prohibited from recording against the Parcel liens (including, without limitation, deeds of trust), encumbrances, and other matters that would constitute exceptions to title, and from amending or modifying any of the foregoing that may exist now or during the Term, as more particularly described in the Amended and Restated Master Lease. Notwithstanding the foregoing, Landlord shall be permitted to execute and cause to be recorded the Rent Purchasers' Deed of Trust as more particularly described in the Amended and Restated Master Lease and the Participation Agreement.

5. *Restrictions on Transfers by Landlord.* Subject to certain exceptions, Landlord may transfer its interest in the Parcel to a third party subject to the restrictions which are set forth with more particularity in the Amended and Restated Master Lease.

6. *Ground Lease.* The Land upon which the Improvements have been constructed and which is a part of this Lease Supplement is subject to that certain Ground Lease between Landlord, as ground lessee, and the Redevelopment Agency of the City of San Jose, as ground lessor, dated August 15, 1996, a memorandum of which has been recorded with the Santa Clara County Recorder as Document No. 13410218.

7. *Counterparts.* This Memorandum of Master Lease may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Memorandum of Master Lease as of the date and year first written above.

TENANT: ADOBE SYSTEMS INCORPORATED,
a Delaware corporation

By: ______________________________

Name: ______________________________

Its: ______________________________

(Signatures continued on next page)

LANDLORD: SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By: ______________________________

Name: ______________________________

Its: ______________________________

EXHIBIT C

PARTICIPATION AGREEMENT

[Included Herewith]

EXHIBIT D

EXISTING INVESTMENTS

See Adobe Investment Policy (attached).

Adobe Systems Incorporated 1585 Charleston Road
P.O. Box 7900
Mountain View, CA 94039-7900
Phone 415 961.4400
Fax 415 961.3769

INVESTMENT GUIDELINES FOR ADOBE SYSTEMS INCORPORATED

Funds Managed By Weiss, Peck & Greer

INVESTMENT OBJECTIVES AND PROCEDURES

The Advisor shall manage the account of Adobe Systems Incorporated in accordance with the following objectives:

- To maintain *safety* of principal and *liquidity* in order to meet projected cash requirements of the portfolio.
- To maximize the *after-tax total rates of return* on the portfolio while minimizing risk through a balance of high quality, liquidity, and diversification in the fixed-income investment portfolio.

The Advisor shall achieve these objectives in the context of the following investment parameters:

PERMISSIBLE INVESTMENTS

U.S. Government and Agencies - Obligations of the U.S. Government and its federal agencies may be purchased.

Repurchase Agreements - Repurchase agreements will be transacted with banks and primary broker/dealers. Collateral must be delivered versus payment. No safekeeping agreements will be entered into, and no repurchase agreements will be executed with non-primary broker/dealers or savings and loans.

Financial Institutions - Obligations issued by financial institutions with Standard & Poor's or Moody's short-term rating of A-1 or P-1 or long-term rating of A or deposit rating of A or better by either Standard & Poor's or Moody's.

Corporate Obligations - All commercial paper, medium term notes, and public debt securities will be rated Standard & Poor's or Moody's short-term rating of A-1 or P-1, or long-term rating of A or better, by either Standard & Poor's or Moody's.

Asset-Backed Securities (ABS) - Securities, rated AAA, supported by assets, such as automobile loans, owned by the issuer and, usually, placed with a trustee. Must have a WAL (Weighted Average Life) not exceeding the longest allowable security under the Investment Policy. Limited to Aaa rating by Moody's and a AAA rating by Standard & Poor's.

Taxable and Tax-Exempt Municipal Obligations - All tax-exempt issues must have short-term debt ratings of MIG1/VMIG1 or P1 by Moody's or SP-1 or A1 by Standard & Poor's or better. Long-term debt must be rated Baa and/or BBB or better by Moody's or Standard & Poor's. Insured issues which are rated based on their insurance must be rated Aaa by Moody's or AAA by Standard & Poor's.

Municipal securities subject to the Alternative Minimum Tax Calculation are permissible.

Unrated Tax-Exempt Securities - Issues that are not rated may be purchased, if in the opinion of the Advisor, they are of equivalent investment quality which meet one or more of the following criteria:

- Have been funded to maturity
- Collateralized
- Backed by an Irrevocable Bank Letter of Credit which meets the requisite quality standards
- Guaranteed by a Corporation which meets the requisite quality standards
- Outstanding bonds are not rated; had a rating been applied for, the Advisor believes these securities would have received either an A long-term rating or an A1/P1 short-term rating
- Guaranteed by an Investment Contract from a Bank, Corporation, or Insurance Company which meets the requisite quality standards.

Unrated securities will be limited to 25% of the portfolio.

Auction-Rate Preferred Stocks - Industrial auction-rate preferreds must be rated A or better by either Standard & Poor's or Moody's. In addition, these securities must be evaluated and approved by the Advisor.

Money Market Funds or Sweep Account - As a portion of the liquidity of Adobe System's account, the Advisor may invest in money market funds on a short-term basis. Only funds that seek to maintain a net asset value of $1.00 and maintain investment parameters that are at least as restrictive as those of the manager's will be permissible.

DIVERSIFICATION

Portfolio diversification of the portfolio will be a tool for minimizing risk while maintaining liquidity.

No more than 10% of the portfolio will be invested with any one issuer, with the exception of the U.S. Government and its agencies for which no limit will be imposed.

For corporate credits, maximum permissible concentration in an industry is 25% of the portfolio.

Auction-rate preferred stocks shall be limited to 15% of the portfolio. Corporate obligations for an issuer rated AAA by either Standard & Poor's or Moody's, shall be limited to 50% of the Portfolio.

Insured municipal securities rated AAA based on their insurance are limited to 50% of the portfolio.

No more than 10% of the portfolio will be invested in securities rated Baa and/or BBB by Moody's or Standard & Poor's.

Municipal securities escrowed in or collateralized with U.S. Government and its agencies' securities will be limited to 50% of the portfolio. Municipal securities that may have been funded to maturity in U.S. Government or its agencies' securities may be up to 50% of the portfolio.

PORTFOLIO CONCENTRATIONS

The Advisor will annually discuss tax implications for certain investments issued by certain states that may provide incremental after-tax benefits to Adobe Systems.

MATURITY RESTRICTIONS

The maximum maturity of any issue of the portfolio will be 3 years.

For securities that have put dates, reset dates, auction dates, or trade based on their average maturity, the put date, auction date, reset date, or average maturity will be used instead of the final maturity date for duration and maturity guideline purposes.

DURATION

The average duration of the portfolio will range from 1.0 to 2.0 years.

EXCEPTIONS TO THE POLICY

No intended exceptions to this policy will occur without Adobe Systems' prior approval.

In the event that any unintended exceptions to this policy do occur, it will be reported on a monthly basis. Actions to eliminate any unauthorized exception will be taken as soon as the exception is discovered.

VALUATION AND REPORTING

All assets held for Adobe Systems in this account will be priced to market value at each month's end. A complete and detailed listing of all securities held for this account, a summary of performance, and a detailed transaction ledger will be provided to the client on a monthly basis.

For accounting purposes, all investments shall be deemed to be in the "Available-for-sale" category, as defined under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

POLICY REVIEW

A review of the sufficiency of this policy will be conducted annually in conjunction with a review of account performance. Any modifications or amendments to this policy must be in written form. Adobe Systems has the right to modify this policy at any time upon written notice to the advisor.

BENCHMARK

The performance benchmark for this portfolio will be calculated as the average of the Bankers Trust Tax-Exempt Tender note and Lehman Bros. 3-year Tax-Exempt Bond Index. This benchmark will be used as a relative measure of performance but not as the sole measure of performance quality. Optimal after-tax total rates of return are the key objective. A negative return of 2% or more on a 12-month rolling basis will trigger immediate review of the manager and the investment strategy.

INVESTMENT ADVISOR | **Weiss, Peck & Greer**

Date: June 9, 1994

By: /s/ Arthur L. Schwarz

Arthur L. Schwarz
Partner

CLIENT | **Adobe Systems Incorporated**

Date: December 21, 1994

By: /s/ M. Bruce Nakao

M. Bruce Nakao
Senior Vice President
Chief Financial Officer

Adobe

Adobe Systems Incorporated 1585 Charleston Road
P.O. Box 7900
Mountain View, CA 94039-7900
Phone 415 961.4400
Fax 415 961.3769

ADOBE LIQUIDITY ACCOUNT
WPG 9041

INVESTMENT GUIDELINES FOR ADOBE SYSTEMS INCORPORATED

Funds managed By Weiss, Peck & Greer

INVESTMENT OBJECTIVES AND PROCEDURES

The Advisor shall manage the account of Adobe Systems Incorporated in accordance with the following objectives:

- To maintain *safety* of principal and *liquidity* in order to meet projected cash requirements of the portfolio.
- To maximize the *after-tax total rates of return* on the portfolio while minimizing risk through a balance of high quality, liquidity, and diversification in the fixed-income investment portfolio.

The Advisor shall achieve these objectives in the context of the following investment parameters:

PERMISSIBLE INVESTMENTS

U.S. Government and Agencies - Obligations of the U.S. Government and its federal agencies may be purchased.

Repurchase Agreements - Repurchase agreements will be transacted with banks and primary broker/dealers. Collateral must be delivered versus payment. No safekeeping agreements will be entered into, and no repurchase agreements will be executed with non-primary broker/dealers or savings and loans.

Financial Institutions - Obligations issued by financial institutions with Standard & Poor's or Moody's short-term rating of A-1 or P-1 or long-term rating of A or deposit rating of A or better by either Standard & Poor's or Moody's.

Corporate Obligations - All commercial paper, medium term notes, and public debt securities will be rated Standard & Poor's or Moody's short-term rating of A-1 or P-1, or long-term rating of A or better, by either Standard & Poor's or Moody's.

Asset-Backed Securities (ABS) - Securities, rated AAA, supported by assets, such as automobile loans, owned by the issuer and, usually, placed with a trustee. Must have a WAL (Weighted Average Life) not exceeding the longest allowable security under the Investment Policy. Limited to Aaa rating by Moody's and a AAA rating by Standard & Poor's.

Taxable and Tax-Exempt Municipal Obligations - All tax-exempt issues must have short-term debt ratings of MIG1/VMIG1 or P1 by Moody's or SP-1 or A1 by Standard & Poor's or better. Long-term debt

must be rated Baa and/or BBB or better by Moody's or Standard & Poor's. Insured issues which are rated based on their insurance must be rated Aaa by Moody's or AAA by Standard & Poor's.

Municipal securities subject to the Alternative Minimum Tax Calculation are permissible.

Unrated Tax-Exempt Securities - Issues that are not rated may be purchased, if in the opinion of the Advisor, they are of equivalent investment quality which meet one or more of the following criteria:

- Have been funded to maturity
- Collateralized
- Backed by an Irrevocable Bank Letter of Credit which meets the requisite quality standards
- Guaranteed by a Corporation which meets the requisite quality standards
- Outstanding bonds are not rated; had a rating been applied for, the Advisor believes these securities would have received either an A long-term rating or an A1/P1 short-term rating
- Guaranteed by an Investment Contract from a Bank, Corporation, or Insurance Company which meets the requisite quality standards.

Unrated securities will be limited to 25% of the portfolio.

Auction-Rate Preferred Stocks - Industrial auction-rate preferreds must be rated A or better by either Standard & Poor's or Moody's. In addition, these securities must be evaluated and approved by the Advisor.

Money Market Funds or Sweep Account - As a portion of the liquidity of Adobe System's account, the Advisor may invest in money market funds on a short-term basis. Only funds that seek to maintain a net asset value of $1.00 and maintain investment parameters that are at least as restrictive as those of the manager's will be permissible.

DIVERSIFICATION

Portfolio diversification of the portfolio will be a tool for minimizing risk while maintaining liquidity.

No more than 10% of the portfolio will be invested with any one issuer, with the exception of the U.S. Government and its agencies for which no limit will be imposed.

For corporate credits, maximum permissible concentration in an industry is 25% of the portfolio.

Auction-rate preferred stocks shall be limited to 15% of the portfolio. Corporate obligations for an issuer rated AAA by either Standard & Poor's or Moody's, shall be limited to 50% of the Portfolio.

Insured municipal securities rated AAA based on their insurance are limited to 50% of the portfolio.

No more than 10% of the portfolio will be invested in securities rated Baa and/or BBB by Moody's or Standard & Poor's.

Municipal securities escrowed in or collateralized with U.S. Government and its agencies' securities will be limited to 50% of the portfolio. Municipal securities that may have been funded to maturity in U.S. Government or its agencies' securities may be up to 50% of the portfolio.

PORTFOLIO CONCENTRATIONS

The Advisor will annually discuss tax implications for certain investments issued by certain states that may provide incremental after-tax benefits to Adobe Systems.

MATURITY RESTRICTIONS

The maximum maturity of any issue in the portfolio may not exceed 1.5 years.

For securities that have put dates, reset dates, auction dates, or trade based on their average maturity, the put date, auction date, reset date, or average maturity will be used instead of the final maturity date for duration and maturity guideline purposes.

DURATION

The maximum duration of the portfolio may not exceed 6 months.

EXCEPTIONS TO THE POLICY

No intended exceptions to this policy will occur without Adobe Systems' prior approval.

In the event that any unintended exceptions to this policy do occur, it will be reported on a monthly basis. Actions to eliminate any unauthorized exception will be taken as soon as the exception is discovered.

VALUATION AND REPORTING

All assets held for Adobe Systems in this account will be priced to market value at each month's end. A complete and detailed listing of all securities held for this account, a summary of performance, and a detailed transaction ledger will be provided to the client on a monthly basis.

For accounting purposes, all investments shall be deemed to be in the "Available-for-sale" category, as defined under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

POLICY REVIEW

A review of the sufficiency of this policy will be conducted annually in conjunction with a review of account performance. Any modifications or amendments to this policy must be in written form. Adobe Systems has the right to modify this policy at any time upon written notice to the advisor.

BENCHMARK

The benchmark for the portfolio will be the Merrill Lynch 3-Month Bill.

INVESTMENT ADVISOR	**WEISS, PECK & GREER, L.L.C.**
Date: 10-3-97	By: /s/ [ILLEGIBLE]
CLIENT	**ADOBE SYSTEMS INCORPORATED**
Date: 10-3-97	By: /s/ P. Jackson Bell

Adobe Systems Incorporated 1585 Charleston Road
P.O. Box 7900
Mountain View, CA 94039-7900
Phone 415 961.4400
Fax 415 961.3769

INVESTMENT GUIDELINES FOR ADOBE SYSTEMS INCORPORATED

Funds Managed By Sterling Capital Management

INVESTMENT OBJECTIVES AND PROCEDURES

The Advisor shall manage the account of Adobe Systems Incorporated in accordance with the following objectives:

- To maintain *safety* of principal and *liquidity* in order to meet projected cash requirements of the portfolio.
- To maximize the *after-tax total rates of return* on the portfolio while minimizing risk through a balance of high quality, liquidity, and diversification in the fixed-income investment portfolio.

The Advisor shall achieve these objectives in the context of the following investment parameters:

PERMISSIBLE INVESTMENTS

U.S. Government and Agencies - Obligations of the U.S. Government, its federal agencies may also be purchased.

Repurchase Agreements - Repurchase agreements will be transacted with banks and primary broker/dealers. Collateral must be delivered versus payment. No safekeeping agreements will be entered into, and no repurchase agreements will be executed with non-primary broker/dealers or savings and loans.

Financial Institutions - Obligations issued by financial institutions with Standard & Poor's or Moody's short-term rating of A-1 or P-1 or long-term rating of A or deposit rating of A or better by either Standard & Poor's or Moody's.

Corporate Obligations - All commercial paper, medium term notes, and public debt securities will be rated Standard & Poor's or Moody's short-term rating of A-1 or P-1, or long-term rating of A or better, by either Standard & Poor's or Moody's.

Asset-Backed Securities (ABS) - Securities, rated AAA, supported by assets, such as automobile loans, owned by the issuer and, usually, placed with a trustee. Must have a WAL (Weighted Average Life) not exceeding the longest allowable security under the Investment Policy. Limited to AAA rating by Moody's and a AAA rating by Standard & Poor's.

Taxable and Tax-Exempt Municipal Obligations - All tax-exempt issues must have short-term debt ratings of MIG1/VMIG1 or P1 by Moody's or SP-1 or A-1 by Standard & Poor's. Long-term debt must be rated A or better.

All general obligations of governmental entities bearing a long-term rating of A or better or have a short-term rating of SP-1 or VMIG1 or better by Standard & Poor's Corporation or Moody's Investors Service, Inc.

All revenue obligations issued in conjunction with governmental entities described above bearing a long-term rating of A or short-term rating of SP-1 or VMIG1 by Standard & Poor's or Moody's.

Pre-refunded municipal issues are permissible if, in the opinion of the Advisor, they are of equivalent investment quality and have been funded to maturity or are collateralized.

Municipal securities subject to the Alternative Minimum Tax Calculation are permissible.

Auction-Rate Preferred Stocks - Industrial auction-rate preferreds must be rated A or better by either Standard & Poor's or Moody's. In addition, these securities must be evaluated and approved by the Advisor.

Money Market Funds or Sweep Account - As a portion of the liquidity of Adobe System's account, the Advisor may invest in money market funds on a short-term basis.

DIVERSIFICATION

Portfolio diversification of the portfolio will be a tool for minimizing risk while maintaining liquidity.

No more than 10% of the portfolio will be invested with any one issuer, with the exception of the U.S. Government and its agencies for which no limit will be imposed.

For corporate credits, the maximum permissible concentration in an industry is 25% of the portfolio.

Auction rate preferred stocks rated A or better by either Standard & Poor's or Moody's shall be limited to 25% of the portfolio. Corporate obligations for an issuer rated A or better by either Standard & Poor's or Moody's, shall be limited to 50% of the portfolio.

Municipal securities can be up to 100% of the portfolio.

Asset-backed securities shall be limited to 10% of the portfolio.

Municipal securities escrowed in or collateralized with U.S. Government and its agencies' securities will be limited to 50% of the portfolio.

PORTFOLIO CONCENTRATIONS

The Advisor will annually discuss tax implications for certain investments issued by certain states that may provide incremental after-tax benefits to Adobe Systems.

MATURITY RESTRICTIONS

The maximum effective maturity of any issue of the portfolio will be 2 years. Variable rate obligations with maturities in excess of 2 years will be permissible if the rate adjustment occurs within 12 months and/or there exists a put option/provision for the instrument that can be exercised within 2 years.

DURATION

The average duration of the portfolio will range from .5 to 1.25 years.

EXCEPTIONS TO THE POLICY

No intended exceptions to this policy will occur without Adobe Systems' prior approval.

In the event that any unintended exceptions to this policy do occur, it will be reported on a monthly basis. Actions to eliminate any unauthorized exception will be taken as soon as the exception is discovered.

VALUATION AND REPORTING

All assets held for Adobe Systems in this account will be priced to market value at Adobe System's fiscal month end. A complete and detailed listing of all securities held for this account, a summary of performance, and a detailed transaction ledger will be provided to the client on a monthly basis.

For accounting purposes, all investments shall be deemed to be in the "Available-for-sale" category, as defined under Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

POLICY REVIEW

A review of the sufficiency of this policy will be conducted annually in conjunction with a review of account performance. Any modifications or amendments to this policy must be in written form. Adobe Systems has the right to modify this policy at any time upon written notice to the Advisor.

BENCHMARK

The benchmark will be used as a relative measure of performance but not as the sole measure of performance quality. Optimal after-tax total rates of return are the key performance objective. The 1-Year Municipal Index will be the benchmark used for performance measurement of this portfolio. The portfolio will not be permitted to have negative returns on a 12-month rolling average basis.

INVESTMENT ADVISOR	**Sterling Capital Management**
Date: ______________________	By: ______________________
CLIENT	**Adobe Systems Incorporated**
Date: ______________________	By: /s/ M. Bruce Nakao
	M. Bruce Nakao Senior Vice President Chief Financial Officer

ADDENDUM TO INVESTMENT POLICY AGREEMENT

This Addendum is being made this 15th day of October, 1997 with respect to that certain Investment Policy Agreement dated December 21, 1994 between Adobe Systems, Inc. ("Client") and Sterling Capital Management Company ("Advisor").

1. This Addendum amends the Investment Policy Agreement, and in the event of any conflict or inconsistency between the provisions of this Addendum and the provisions of the Investment Policy Agreement, the provisions of this Addendum shall supersede and control.

2. In response to section "Maturity Restrictions", the following change should be included:

Liquidity Portfolio

The maximum effective maturity of any issue of the portfolio will be 15 months. Variable rate obligations with maturities in excess of 15 months will be permissible if the rate adjustment occurs within 15 months and/or there exists a put option/provision for the instrument that can be exercised within 15 months.

Core Portfolio

The Maximum effective maturity of any issue of the portfolio will be 5 years. Variable rate obligations with maturities in excess of 5 years will be permissible if the rate adjustment occurs within 5 years and/or there exists a put option/provision for the instrument that can be exercised within 5 years.

No more than 30% of the securities in the Core Portfolio will have final maturities in excess of 3.5 years.

3. In response to section "Duration", the following change should be included:

Liquidity Portfolio

This average duration of the portfolio will range from 3 to 6 months.

Core Portfolio

The average duration of the portfolio will range from 1.3 to 2.3 years.

4. In response to section "Benchmark", the following change should be included:

Liquidity Portfolio

The benchmark will be used as a relative measure of performance but not as the sole measure of performance quality. Optimal after-tax total rates of return are the key performance objective. The benchmark for performance measurement of this portfolio will consist of 38% 1-Year Bond Buyer General Obligation Municipal and 62% 7-Day Floating Rate Municipal Index. The portfolio will not be permitted to have negative returns on a 12-month rolling average basis.

Core Portfolio

the benchmark will be used as a relative measure of performance but not as the sole measure of performance quality. Optimal after-tax total rates of return are the key performance objective. The 2-Year Bond Buyer General Obligation Municipal Index will be the benchmark used for performance measurement of this portfolio. The portfolio will not be permitted to have negative returns on a 12-month rolling average basis.

The undersigned do hereby acknowledge and agree to the aforementioned addendum to the Investment Policy Agreement between Adobe Systems, Inc. and Sterling Capital Management Company.

"Client"

ADOBE SYSTEMS, INC.

By: /s/ P. Jackson Bell

P. Jackson Bell - *Chief Financial Officer*

Dated: October 15, 1997

"Advisor"

STERLING CAPITAL MANAGEMENT COMPANY

By: /s/ Alexander W. McAlister

Alexander W. McAlister - *Senior Vice President*

Dated: October 15, 1997

ADOBE SYSTEMS INCORPORATED POLICY/PROCEDURE STATEMENT

Control #:	**2.3-2**
Department:	**Treasury**
Page:	**1 of 11**
Issue Date:	
Created by:	**Barbara Hill**
Supersedes:	

POLICY DESCRIPTION: Investments

1.0 PURPOSE

The purpose of the Investment Policy is to establish a worldwide Policy and guidelines to direct the investment of temporarily idle or surplus cash of the Company. Surplus cash shall be defined as funds exceeding the operational requirements of the Company and not immediately required for working capital, capital investments, debt repayment or other financial obligation. The basic objectives of the Investment Policy are, in order of priority:

1. Safety and preservation of invested funds
2. Liquidity of investments that is sufficient to meet the Company's cash flow requirements
3. Attainment of a market rate of return on invested funds that is consistent with the stated objectives

2.0 SCOPE

This Policy shall apply to Adobe Systems Incorporated and all majority owned entities. This Policy shall specifically apply to all funds managed in-house by Adobe. In separate attached exhibits, additional guidelines and/or variations on this Policy are included for funds managed by outside investment managers as well as Adobe's foreign subsidiaries. **This policy provides for investments in U.S. dollar denominated instruments only.**

This policy applies to:

- ✔ **All Adobe Companies**
- ☐ Domestic Adobe Companies (in the U.S. and Canada)
- ☐ International Adobe Companies
- ☐ Other (describe:)

3.0 RESPONSIBILITY

3.1 The Board of Directors is responsible to:

1. Direct the Corporate Investment Committee

3.2 The Corporate Investment Committee is responsible to:

1. Establish and maintain the Corporate Investment Policy;
2. Periodically review the investment guidelines and policies, as required by changing conditions, but at least annually;

3. Submit any recommended changes to that policy as needed to the Board of Directors for approval;

4. The Committee shall consist of the President, Chief Financial Officer, Treasurer, Assistant Treasurer and Cash Manager.

3.3 The Chief Financial Officer (CFO) has the responsibility for:

1. Executing the investment policy as well as designate those who can execute it;

2. Administrative and operating approval for establishing any and all bank accounts, safekeeping/custody accounts, and brokerage accounts;

3. Selection of or changes in investment managers;

4. Monitoring investment results of all investment managers engaged, as well as results of in-house investment activities;

5. Advance approval of all investment transactions outside the parameters of the current investment policy, and notification to the Board of Directors of such transactions, and

6. Control systems and procedures that provide for an appropriate level if segregation of duties related to the conduct and accounting for investment activity.

3.4 The Treasurer has the responsibility for:

1. Investment of the excess cash in accordance with the guidelines specified in this policy;

2. Custody of securities as well as maintenance of bank/brokerage accounts required for investment trading, and the underlying accounting for such transactions;

3. Reporting the status of investments to the Corporate Investment Committee on a quarterly basis, and more frequently in the event of unusual and material events in the marketplace that would effect the status of the portfolio;

4. Managing all in-house funds in accordance with this investment policy as well as directing funds to any Investment Advisor/Management firm which has been approved by the CFO.

3.5 For purposes of compliance, the investments managed by any Investment Advisor/Management firm shall not be combined with investments made by the Treasurer but shall be considered separately.

4.0 POLICIES

4.1 Statement of Objectives

The surplus cash of the Company will be invested in accordance with principles of sound investment management and this Investment Policy. Any exceptions to this policy will have to be approved, in writing, by the Chief Financial Officer.

The basic objectives of the Investment Policy are, in order of priority:

1. Safety and preservation of invested funds;

2. Liquidity of investments that is sufficient to meet the Company's cash flow requirements;

3. Attainment of a market rate of return on invested funds that is consistent with the stated objectives.

4.2 Overall Risk Profile

The above mentioned objectives and the methods that the Company will use to achieve them are described below: *It is noted, however, that these guidelines will remain applicable until the Company's cash position and outlook change significantly, at which time, the guidelines should be reviewed and, if appropriate, revised.*

4.2.1. Adobe will ensure the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk.

4.2.2. The Company will mitigate the effects of default risk (the failure by a debtor to pay interest or principal when due) by:

1. Pre-qualifying all financial institutions and security dealers with whom the Company will do business;
2. Diversify the investment portfolio to minimize the adverse effects of the failure of any one issuer or guarantor;
3. Monitor the portfolio and trends in the business climate on a timely basis to anticipate and respond appropriately to a significant reduction in credit rating of any investment issuer, guarantor or depository.
4. Invest only the safest type of securities.

4.2.3. Market risk occurs because the value of any security can rise or fall. Reinvestment risk will occur when a security matures or is called and yields have declined. The Company will balance the effects of market risk and reinvestment risk by structuring the investment portfolio so that security maturities approximate cash requirements, thereby avoiding the need to sell securities in the open market prior to their maturity.

4.2.4. The Company will structure its investment portfolio so that securities mature to meet anticipated cash requirements (static liquidity). In addition, the portfolio will include only securities with active secondary or resale markets (dynamic liquidity), providing liquidity through sale of a security should that be necessary.

4.2.5. Yield on the company's investment portfolio is of great importance, though of secondary importance when compared to the safety and liquidity objectives described above. Investments are structured in accordance with safety and liquidity in anticipation of earning a market rate of return relative to the risk being assumed. It may occasionally be necessary for the company to sell a security prior to maturity to meet anticipated cash needs. This Policy does not exclude selling securities for realizing profits, but this is not the primary goal of function of this Policy.

4.2.6. As described above, the Company's investment portfolio will be comprised of securities that provide sufficient cashflow to meet anticipated cash requirements. Because cash requirement forecasts are necessarily uncertain, the maturity of investments in the portfolio will tend to be shorter than the actual cash requirements forecast. Maturities may also be affected by liquidity needs, changes in interest rate environment or other economic or business needs. The following maturity guidelines will apply to individual investment transactions and to the portfolio as a whole:

1. The weighted-average maturity is the average length of time from the settlement date to the maturity of the investments in the portfolio weighted according to the face value of the investments. The weighted-average of the portfolio will not exceed one year.
2. For purposes of determining the weighted-average maturity calculation, the calculated weighted-average life (WAL) will be used for any asset-backed securities in the portfolio. If

one or more Investment Managers are used, separate duration requirements will be established under their specific Investment Policies. In addition, a maturity by definition shall include puts, announced calls, auctions or other structural features which allow the Company to redeem the investment(s) at a quantifiable price consistent with liquidity, safety, and preservation of capital.

3. Individual security maturities will not exceed two years.

4.2.7. The Company may invest in obligations of foreign branches of U.S. banks (Eurodollars) and U.S. branches of foreign banks (Yankee dollars) as well as U.S. denominated commercial paper of foreign institutions. These foreign investments involve additional risks not found in investments of U.S. institutions. These risks, commonly known as Foreign Credit and Sovereign Risk, may include unfavorable political and economic developments such as interest limitations, withholding taxes or the seizure of foreign assets.

4.2.8. Foreign Credit Risk is defined as the strength and security of the institution's national economy. Sovereign Risk is defined as the political stability and security of the country in which the assets are domiciled. For instance, a Japanese Eurodollar CD is exposed to the Foreign Credit Risk of Japan and it is exposed to the Sovereign Risk of being domiciled "offshore" in Grand Cayman. Foreign Credit Risk is minimized by selecting very highly rated and respected foreign institutions. Investments are limited to only those international institutions whose ratings qualify as "Investment Grade." In addition, Foreign Credit Risk is also managed by assigning foreign country exposure limits. These limits are based on an assessment of the country's overall political and economic stability and are as follows:

Japan, Germany, United Kingdom, France, Canada, Switzerland, Netherlands	25%
All others	10%

4.2.9. Sovereign Risk will be minimized by limiting the domicile of Eurodollar deposits to generally accepted safe havens, such as London, The Netherlands, Toronto, Montreal, Nassau and Grand Cayman.

4.2.10. The Company will maintain a diversified portfolio consistent with the following:

1. Other than U.S. Treasury and Federal Agency Securities, investments in any one obligation shall not exceed $15,000,000;
2. Other than U.S. Treasury and Federal Agency Securities, investments in the obligations of any one issuer or guarantor may not exceed 10% of the value of holdings of any fund portfolio or $15,000,000, whichever is greater;
3. For corporate obligations, investments in any one industry group shall not exceed 25% of the fund portfolio;
4. Investments in entities of issuers of any one foreign country shall not exceed 25% of the fund portfolio;
5. Investments in the following security structures (unless backed by U.S. Treasury or Federal Agency Securities) shall be limited to 25% of the fund portfolio or $30,000,000, whichever is greater: Money Market Funds, Repurchase Agreements;
6. At least 25% of the portfolio will have a maturity of 90 days or less.

4.2.11. Temporarily idle or surplus funds, available funds, are funds not needed for immediate cash requirements. Funds not so needed are available for investing in instruments of appropriate quality and maturity. Funds that are raised via debt are available for investment until such time as they are required for the purpose for which they were borrowed. However, any borrowing of

funds for the sole purpose of leveraging the portfolio by investing those funds is strictly prohibited.

4.2.12. The Company may not engage in any non-business related investment activity that would be considered speculative according to the principles of conservative investment management, whether or not that activity is specifically prohibited elsewhere in this Policy.

4.3 Safekeeping

Investments will be held in a custodial account, a safekeeping account or a broker's segregated account. All of the U.S. institutions qualified to do business with the Company are authorized to hold investments in safekeeping on behalf of the Company. All investments owned by the Company will be held in safekeeping by a dealer or financial institution so qualified. For Outside Investment Managers, a safekeeping/custody account may be established with an eligible bank or trust company to accept delivery of all investments made by the Investment Manager. Corporate Treasury will reconcile the safekeeping/custody account statement to the investment report submitted by the Investment Manager on a monthly basis.

4.4 External Investment Managers

Upon approval of the Chief Financial Officer, the Company may utilize outside fund managers to manage investments under the following criteria:

1. The Manager must manage a minimum of $500 million for other institutional clients;
2. The Manager must have an average performance for the prior three years exceeding either the average Donoghue index for the period for the short duration funds or the Merrill Lynch 1-3 year Treasury Index for the medium duration funds;
3. The Manager must provide the Company with requisite reporting;
4. The Manager must comply with the Performance Reporting Standards of AIMR;
5. The maximum amount of funds under one external investment manager shall not exceed $300 million;
6. The intent is to treat all investments as "Available-for-sale" as defined in SFAS 115, unless otherwise designated.

4.5 Internal Investments

4.5.1. All investments made shall be consistent with the investment criteria of this policy unless prior consent has been received from the CFO.

4.5.2. Safekeeping and custodial arrangements may be made with investment banks who qualify under the stated requirements of Approved Securities Dealers.

4.6 Subsidiaries and Regional Offices (for those subsidiaries without specific investment guidelines)

4.6.1. Investments shall be limited to interest bearing deposits or similar investments of a branch bank where the subsidiary/entity has an existing operating account that has been previously approved by the Chief Financial Officer. These instruments must be direct obligations of banks where the Company does business.

4.6.2. Investments shall have a maximum maturity of 90 days and may only be executed by persons who have signature authority on accounts at that bank.

4.6.3. Specific investments or custodian relationships or procedures that are not consistent with this Policy can be executed or implemented only if approved by the CFO in advance, in writing.

4.7 Controls

4.7.1. Reporting requirements. Each month confirmation statements of activity and position will be sent to the Finance department for all investments managed internally and externally.

4.7.2. Someone who does not have investment authority will reconcile all confirmations to bank or custody account statements.

4.7.3. Corporate Treasury will report individual and combined results to the Investment Committee on a quarterly basis.

4.7.4. Corporate Treasury will prepare a Report of compliance at the end of each quarter for all investments. In addition, compliance will be monitored on a daily or weekly basis as reports and confirmations are received.

4.7.5. Appropriate performance benchmarks will be established for each segment of managed funds. Analysis of performance will be done on a quarterly basis and include: credit quality of each issue, credit quality of any financial institution that provides a credit enhancement for the underlying security, maturity/liquidity, diversification, total after tax return, reports of any capital gains/losses.

4.7.6. The "Investment Report" will be prepared on a quarterly basis for distribution to the Investment Committee and will at a minimum contain the following information:

1. Inventory of portfolio investments as of the date of the report;
2. Average portfolio maturity;
3. Rate of return on investments;
4. Rate of return on the particular portfolio as compared to an appropriate benchmark;
5. SFAS No. 115 reports;
6. Any violations or exceptions to the Investment Policy, including the reasons for and amounts of the violations or exceptions;
7. Status of any investments that might require management attention (such as investments affected by a credit rating change, or similar circumstances that could have an affect on the value and collectibility of the investment);
8. Summary of all international investments, including rates of return, average maturity and after tax yields;
9. Verification of securities held in safekeeping.

4.7.7. On a quarterly basis the Investment Report will be summarized for distribution to the Board of Directors.

4.7.8. This Investment Policy will be reviewed annually, at a minimum, to ensure that it remains consistent with the overall objectives of the Company and with current financial trends. The Policy may be reviewed and updated more frequently if conditions dictate. Proposed amendments to the Policy should be prepared by the Treasurer and reviewed and ratified by the Corporate investment Committee, the CFO and the Board of Directors.

5.0 PROCEDURE

6.0 EXCEPTIONS

6.1 This Policy provides guidelines for the management of the investment portfolio. Under some circumstances, investment transactions that are appropriate for the Company and entirely within the spirit of this Investment Policy as described may not fall within the prescribed quantitative guidelines contained in this Investment Policy. It may be determined that an investment transaction is in the best interest of the Company and is consistent with the objectives of this Investment Policy, in that case, the transaction may be permitted even though it is not consistent with the quantitative guidelines, subject to the following controls:

1. Whenever a transaction that is an exception to the quantitative guidelines is made, it will be approved in writing by the Chief Financial Officer prior to being executed and will be reported to the Investment Committee at the next scheduled meeting.
2. It is the responsibility of the Treasurer to immediately report to the Investment Committee any credit downgrade, default, bankruptcy or event which may affect the investment's value. The Investment Committee shall analyze viable elections with respect to the investment in question. Securities of investments that no longer meet the criteria of this Policy should be sold or exchanged when market conditions permit realization of reasonable value. The Investment Committee shall decide an appropriate strategy regarding such an investment. Any investments or portfolios of investments, which are assumed as the result of an acquisition or merger, will be evaluated for compliance with this Policy. If necessary, a plan for returning the portfolio to compliance under guidelines will be established. A workout period will be established for this return to compliance.

7.0 DEFINITIONS

This section of the Investment Policy describes the securities and investments in which the Company is authorized to invest. Appendix A lists the limits and diversification requirements for each investment.

7.1 *United States Government Securities*—Marketable securities which are a direct obligation of the U.S. Government, issued by or guaranteed as to the principal and interest by the U.S. Government and supported by the full faith and credit of the United States. Included but not limited to U.S. Treasury Bills, Notes and Bonds.

7.2 *United States Government Agency Securities*—Debt securities issued by Government sponsored enterprises, Federal agencies and certain international institutions which are not direct obligations of the United States, but involve Government sponsorship and are fully guaranteed by Government agencies or enterprises or have implicit guarantees because of their relationship to the U.S. Government. Including but not limited to:

- Federal National Mortgage Association (FNMA)
- Government National Mortgage Association (GNMA)
- Federal Farm Credit Bank (FFCB)
- Federal Home Loan Mortgage Corporation (FHLMC)
- Federal Home Loan Bank (FHLB)
- Student Loan Marketing Association (SLMA)
- Agency for International Development (AID)

7.3 *Repurchase Agreements/Reverse Repurchase Agreements*—Collateralized loans by the Company to the seller (a bank, broker or primary dealer in U.S. Government securities) secured by the securities transferred to the purchaser (the Company). They must always be fully collateralized by U.S. Treasury or U.S. agency obligations. Collateral must be market priced greater than the invested amount at the time of purchase (usually 102%).

7.4 *Bank Money Instruments*—Obligations of commercial banks. Including but not limited to negotiable certificates of deposit (domestic, Yankee and Euro CDs), Banker's Acceptances, Bank Time Deposits (domestic or Euro). Deposits placed with offshore branches of approved banks (Euro CDs and TDs) will be limited to branches located in the British Commonwealth, including London, Toronto, Montreal, Nassau, and Grand Cayman.

7.5 *Short-term Corporate Instruments*—Commercial paper and other short-term, unsecured promissory notes issued by corporations. Eligible investments must have at least a short-term rating of A-1 (Standard & Poor's) or P-1 (Moody's) and/or a long-term debt rating of at least of A by Standard & Poor's or Moody's. Medium-term notes and Master notes must have a long-term rating of at least A by Standard & Poor's or Moody's.

7.6 *Municipal Obligations*—Direct obligations of and obligations fully guaranteed by a state, territory, or a possession of the United States, or any political subdivision of any of the foregoing, or of the District of Columbia as will as obligations of any county or other local governmental body within the U.S. Including but not limited to:

- Tax-exempt commercial paper
- Short Term Notes
- Bond Anticipation Notes (BANs)
- Tax Anticipation Notes (TANs)
- Revenue Anticipation Notes (RANs)
- General Obligations (GOs)
- Variable Rate Demand Notes (Low Floaters)
- Revenue Bonds
- Put Bonds
- Other Municipal Notes
- Weekly Floaters

Approved credit enhancements include:

- Bank Letter of Credit (LOC) of a bank rated A-1/P-1
- Insurance by MBIA, FGIC, AMBAC
- Escrowed to maturity in U.S. Treasuries

7.7 *Auction Rate Securities*—Tax exempt bond funds which are leveraged and highly collateralized, whose shares are sold by utilizing a Dutch Auction or other remarketing mechanisms, thus allowing the security to trade at its par value at each reset date. They must be rated at least AAA by S&P or Aaa by Moody's.

7.8 *Money Market Preferred Stock*—Preferred stock with a variable dividend rate which is determined through a Dutch Auction mechanism allowing the security to trade at par on the auction dates. These

securities are eligible for the intercorporate Dividend-Received Deduction (70% tax-exempt for federal income tax purposes) as long as the security is held a minimum of 46 days and is not debt-financed.

7.9 *Auction Variable Rate Bonds and Notes*—Floating rate municipal bonds or notes on which interest is exempt from federal income tax and are sold using a Dutch Auction rate reset mechanism. They must be rated AAA by S&P or Aaa by Moody's.

7.10 *Money Market Mutual Funds*—Shares of an open-end investment company registered under the Investment Company Act of 1940 as amended. The investments of that company should comply with the SEC regulations under Rule 2a-7 including:

- Maintain constant net asset value
- Provide daily liquidity
- Average weighted maturity not to exceed 90 days
- Individual instrument maturity not to exceed 13 months
- 95% of the portfolio must possess the highest possible rating (or equivalent) and the remaining 5% will possess the second highest rating.

8.0 RELATED DOCUMENTS AND FORMS

APPENDIX A

INVESTMENT POLICY
TABLE OF QUALIFIED INVESTMENTS AND LIMITS

This table lists the investments allowed by the Investment Policy. Investments not listed herein may be considered according to the parameters described in section 6.0. Diversification limits refer to the maximum concentration at the time of purchase. The Maturity limitation refers to the maximum maturity from the settlement date.

Qualified Investment	Diversification Limit	Credit Rating	Credit Limitation	Maturity Limitation
United States Government Securities	No Maximum	N/A	N/A	2 years
United States Gov't Agency Securities	No Maximum	N/A	N/A	2 years
Repurchase Agreements	25% of portfolio	Fully collateralized by US gov't	Only with Fed's primary dealers or approved banks	21 days
Reverse Repurchase Agreements	N/A		Only with approved Banks or Dealers	21 days
Bank Money Instruments	One obligation not to exceed $15 mm; any one issuer or guarantor not to exceed the greater of 10% of portfolio or $15mm	Short-term rating of A1 or P1; long-term rating of A or above	Top 50 US banks or top 50 World banks (by assets)	2 years
Short-term Corporate Instruments	One obligation not to exceed $15 mm; any one issuer or guarantor not to exceed the greater of 10% of portfolio or $15mm	Short-term rating of A1 or P1; long-term rating of A or above	N/A	2 years
Municipal Obligations	One obligation not to exceed $15 mm; any one issuer or guarantor not to exceed the greater of 10% of portfolio or $15mm	Short-term rating of A1, P1 or MIG-1; long-term rating of A or above	Issue must be at least $50mm in size; MBIA, FGIC or AMBAC insured ok up to the greater of 30% of portfolio or $30mml; foreign bank LOC must be A1/P1.	2 years
Auction-Rate Securities	25% of portfolio or $30mm whichever is greater	Rated AAA/Aaa	N/A	90 days
Auction-Rate Preferreds	25% of portfolio or $30mm whichever is greater	Rated at least A	N/A	90 days
Auction Variable Rate Bonds and Notes	One obligation not to exceed $15 mm; any one issuer or guarantor not to exceed the greater of 10% of portfolio or $15mm	Rated AAA/Aaa	N/A	90 days
Money Market Funds	25% of portfolio or $30mm whichever is greater	Follow SEC 2a-7 guidelines	Assets of at least $100mm, redemption on request	N/A

APPENDIX B

APPROVED BANKING INSTITUTIONS

Banks authorized to conduct general investment business with the Company must meet the following credit requirements: *

U.S. BANKS

- The Bank is one of the 50 largest U.S. Banks (by total capital as ranked by Institutional Investor)
- Thomson BankWatch rating no lower than "B"
- The Bank is a member of the Federal Deposit Insurance Corporations
- The commercial bank's long-term rating must be at least "A" by Standard & Poor's or by Moody's Investors Service, or a comparable rating agency

INTERNATIONAL BANKS

- The Bank is one of the 100 largest banks in the world (by total capital, as ranked by Institutional Investor)
- Thompson BankWatch rating no lower than "B"
- Limited to banks with over $20 billion in assets

* Banks which do not meet these criteria may be used in some circumstances, such as in a case where banking services from a qualified bank are not available. However, approval must be obtained in writing from the Chief Financial Officer and documentation must be received as to why a qualified bank was not used.

Bank Credit Analysis

The Investment Policy shall employ the bank credit rating services of Thomson BankWatch as a benchmark for its bank credit analysis. BankWatch's ratings are based upon a qualitative and quantitative analysis of all segments of the organization. The ratings are BankWatch's assessment of the likelihood of receiving payment of principal and interest on a timely basis. The ratings incorporate BankWatch's opinion as to the vulnerability of the bank to adverse developments which may impact the market's perception of the company, thereby affecting the marketability of its securities.

Peer Group	Overall strength and performance
A	Unquestioned strength, no perceived credit risk
B	Very strong credit, little or no credit risk
C	Average, with at least one fundamental weakness
D	Severe problems, uncertainty and vulnerability exist
E	Very serious problems, viability is in doubt

APPENDIX C

APPROVED SECURITIES DEALERS

QUALIFICATIONS

Securities brokers meeting the following qualifications may buy and sell investments on behalf of the Company, and may act as a safekeeping agent for Company's securities.

- Limited to U.S. Investment Houses, including banks, brokers, and dealers which have been in business a minimum of 5 years.
- Limited to Primary Government Securities Dealers or brokers and dealers which have been named to the Approved Broker List
- Limited to banks which have a Thomson BankWatch rating no lower than "B"

EXHIBIT E

SUBSIDIARIES

Company Name	Jurisdiction	Number of Shares Issued and Outstanding	Shareholders*
Adobe Systems AG (Switzerland)	Switzerland	1,000	Adobe Systems Benelux BV
Adobe Systems International Limited Partnership (Cayman Islands entity)	Cayman Islands entity, Barbados residency	Frame International, Inc.: 10% Adobe: 90%	Frame Int'l—10% general partner; Adobe Systems Incorporated—90% limited partner
Adobe Systems Benelux BV (Netherlands)	The Netherlands	41	Adobe Systems International Limited Partnership (effective 7/28/99)
Adobe Systems Danmark ApS	Denmark	1,000	Adobe Systems Benelux BV
Adobe Systems Direct Limited	United Kingdom	50,000	Adobe Systems Europe Limited
Adobe Systems Europe Limited (Europe)**	United Kingdom	355,000	Adobe Systems Benelux BV
Adobe Systems France EURL	France	10	Adobe Systems Benelux BV
Adobe Systems GmbH (Germany)	Germany	350,000	Adobe Systems Benelux BV
Adobe Systems Iberica SL (Spain)	Spain	1,000	Adobe Systems Benelux BV
Adobe Systems Italia Srl	Italy	20,000 quotas	Adobe Systems Benelux BV—95% Adobe Systems Europe Limited—5%
Adobe Systems Nordic AB (Sweden)	Sweden	2,000	Adobe Systems Benelux BV
Adobe Systems Norge ASA (Norway)	Norway	1,000	Adobe Systems Benelux BV
Adobe Systems Norge AS (Norway)	Norway	1,000	Adobe Systems Norge ASA
Adobe Systems UK Limited	United Kingdom	1,000	Adobe Systems Incorporated
Frame Technologies International Limited (Ireland)	Ireland	128,995	Adobe Systems Incorporated (128,994) Fand Limited (1) (as nominee)
Adobe Systems FSC, Inc.	Guam, United States	1,000	Adobe Systems Incorporated
Frame International, Inc.	Delaware, United States	1,000	Adobe Systems Incorporated
Sandcastle, Inc.	California, United States	1,000	Adobe Systems Incorporated
Adobe Systems Company Ltd. (Japan)**	Japan	3,600	Adobe Systems Benelux BV
Adobe Systems Japan, Inc.	California, United States	5,000	Adobe Systems Incorporated
Adobe Systems Pty. Ltd.	Australia	402,893	Adobe Systems Benelux BV
Adobe Systems India Pvt. Ltd.	India	1,000	Adobe Systems Incorporated
Adobe Systems Korea Ltd.	Korea	5,000	Adobe Systems Benelux BV
Adobe Systems Pte. Pty (Singapore)	Singapore	100,000	Adobe Systems Benelux BV
Adobe Systems Brasil Limitada	Brazil	27,000 quotas	Adobe Systems Benelux BV (26,999 quotas) Adobe Systems Pty. Ltd. (1 quota)

* All Subsidiaries are directly or indirectly 100% owned by Adobe Systems Incorporated, although a nominee for Adobe is noted where applicable.

** Material Subsidiary.

EXHIBIT F

EXISTING INDEBTEDNESS

1. Credit Agreement, dated as of August [ ], 1999, among Tenant, as Borrower, certain financial institutions from time to time parties thereto, as Lenders, and ABN AMRO Bank, N.V., as Administrative Agent, providing credit facilities in the aggregate principal amount of $200,000,000
2. Note Payable to Robin Henson due 2006 for $604,800
3. Bank guarantee from Deutsche Bank Munich for the Hamburg office lease contract for DM92,300 (approximately US$50,000)
4. Letter of comfort from Adobe Systems Incorporated for the Munich office lease contract (no specific amount)
5. Bank guarantee for the Netherlands office of DFL139,460 (approximately US$66,000)
6. Bank guarantee for Adobe Direct taxes in the Netherlands of DFL7,350 (US$3,500)
7. Bank guarantee for a car lease in Belgium of BEF88,860 (US$2,300)
8. Bank guarantee for the Italy office of ITL26,510,000 (US$15,000)
9. Guarantees of VAT reimbursement in Italy of ITL683,407,279 (US$366,500)
10. Bank guarantee for the Switzerland office of CHF66,000 (US$43,000)
11. Contingent liability regarding turnkey manufacturing inventory

EXHIBIT G

EXISTING LIENS

1. Lien filed by the State of Texas March 26, 1996 for payroll taxes of $1,068
2. Lien filed by IRS for incomplete Form 1099 reporting, for $4,000 *(extension granted)*
3. Rent deposit for Belgium office of DFL27,855 (US$13,000)
4. Rent deposit for France office of FRF255,862 (US$40,200)
5. Bill guarantees through Banco Bilbao Vizcaya for judicial requests due to antipiracy actions of ESP11,000,000 (US$70,000)
6. Rent deposit for Spain office of ESP1,160,000 (US$7,500)
7. Rent deposit for Italy office of ITL1,327,500 (US$800)
8. Rent deposit for Singapore office of SGD53,666 (US$32,000)
9. Rent deposit for Korea office of KRW75,091,500 (US$65,000)
10. Rent deposit for China office of US$34,026
11. Rent deposit for Argentina office of US$2,700

EXHIBIT H

PRICING GRID

The Applicable Margin will be determined based upon the Lessee's quarterly calculation of Total Funded Debt to EBITDA as follows:

Level	Total Funded Debt/EBITDA*	Rent Purchaser Rate	Applicable Base Rate Margin	Lessor Contribution Rate
I	<.45x	75.0 bps	0 bps	162.5 bps
II	>.45x - ≤.75x	87.5 bps	0 bps	175 bps
III	>.75x - ≤1.0x	100.0 bps	0 bps	187.5 bps
IV	>1.0x - ≤1.5x	112.5 bps	0 bps	200 bps
V	>1.5x	137.5 bps	0 bps	225 bps

* Total Funded Debt will include all on and off balance sheet debt (including synthetic leases and capital leases) and all defined contingent liabilities such as guarantees, letters of credit, net interest rate and currency swap liabilities, etc.

** To be determined

EXHIBIT I

NOTICE OF RENTAL PERIOD SELECTION

[Date]

[as appropriate:]

Sumitomo Bank Leasing and Finance, Inc.
277 Park Avenue
New York, NY 10172
Attn: Chief Credit Officer

ABN AMRO Bank N.V.
as Administrative Agent
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attn: Linda Boardman

1. Reference is made to (a) that certain Participation Agreement, dated as of August , 1999 (the "*Participation Agreement*"), among Adobe Systems Incorporated ("*Tenant*"), Sumitomo Bank Leasing and Finance, Inc. ("*Landlord*"), the financial institutions listed in Schedule I to the Participation Agreement (the "*Rent Purchasers*") and ABN AMRO Bank N.V., as agent for the Rent Purchasers (in such capacity, "*Administrative Agent*") and (b) that certain Amended, Restated and Consolidated Master Lease of Land and Improvements, dated as of August , 1999 (the "*Lease*") between Landlord and Tenant. Unless otherwise indicated, all terms defined in the Participation Agreement or the Lease have the same respective meanings when used herein.

2. **[Insert one of the following as appropriate]**

[Pursuant to *Section 7.1(b) of the Lease*, Tenant hereby irrevocably selects a new Rental Period for a Portion of the Lease Investment Balance constituting [the Rent Purchasers Contribution] [the Landlord Contribution] as follows:

(a) The Portion for which a new Rental Period is to be selected is the Portion in the amount of $ with a current Rental Period which began on , and ends on , ; and

(b) The next Rental Period for such Portion shall be month[s].]

[Pursuant to *Section 7.1(b) of the Lease*, Tenant hereby irrevocably elects to divide a Portion of the Lease Investment Balance constituting [the Rent Purchasers Contribution] [the Landlord Contribution] into further Portions as follows:

(a) The Portion which is to be divided is the Portion in the amount of $ with a current Rental Period which began on , and ends on , ; and

(b) On the last day of the current Rental Period for such Portion, such Portion is to be divided into the following Portions with the following initial Rental Periods:

Portion		Rental Period
$	. . . .	month[s]
$	. . . .	month[s]
$	. . . .	month[s]
$	. . . .	month[s]]

[Pursuant to *Section 7.1(b) of the Lease*, Tenant hereby irrevocably elects to combine into a single Portion certain Portions of the Lease Investment Balance constituting [the Rent Purchasers Contribution] [the Landlord Contribution] as follows:

(a) The Portions which are to be combined are the Portions in the amounts of $, $ and $, each with a current Rental Period which ends on , ; and

(b) The initial Rental Period for such newly created Portion shall be month[s].]

IN WITNESS WHEREOF, Tenant has executed this Notice of Rental Period Selection on the date set forth above.

[Signatures begin on next page.]

ADOBE SYSTEMS INCORPORATED

By: ____

Name: ____

Title: ____

APPENDIX A

I. *DEFINITIONS*

Acquisition Price. "Acquisition Price" shall mean, as to any Rent Purchaser an amount equal to such Rent Purchaser's Percentage of the Commitment Amount.

Actual/360 Basis. "Actual/360 Basis" shall mean interest calculated on the basis of a 360-day year and charged on the basis of actual days elapsed for any whole or partial month in which interest is being calculated.

Additional Amount. "Additional Amount" shall have the meaning set forth in *Section 8.4* of the Lease.

Additional Charges. "Additional Charges" shall have the meaning set forth in *Section 8.4* of the Lease.

Additional Rent. "Additional Rent" shall mean any amounts, other than Base Rent, which are payable by Tenant to Landlord, Administrative Agent or any other Entity as required under the Lease, any Lease Supplement or any other Operative Document, specifically including, but without limitation, any rent or other amounts payable by the ground lessee under any Ground Lease, payment of interest on any overdue payments of Tenant to either Landlord or Administrative Agent on behalf of the Rent Purchasers, payment of the Guaranteed Residual Value, the Purchase Price, all indemnification payments payable by Tenant, and all Break Funding Costs.

Administrative Agent. "Administrative Agent" shall mean ABN AMRO Bank N.V., as agent for the Rent Purchasers, collectively, and its successors and permitted assigns in interest.

Administrative Agent's Wire Transfer Instructions. "Administrative Agent's Wire Transfer Instructions" shall mean the following with respect to payments to be made to Administrative Agent:

For Credit to ABN AMRO Bank N.V.:

ABN AMRO Bank N.V.
New York, New York
ABA No: 026009580
F/O ABN AMRO Bank, N.V.
Chicago Branch CPU
A/C No.: 650-001-1789-41
Reference: CPU 00457353 Adobe Synthetic Lease

Advance. "Advance" shall mean, with respect to Lease Supplement No. 1 and Lease Supplement No. 2 executed as of the Date of Lease, the Commitment Amount, which shall include (a) costs incurred in connection with the making of the Lease and paid by Landlord or Administrative Agent (including reasonable attorneys fees and costs in connection with preparation of the Operative Documents, plus all costs required to return the Original Security Deposit and the collateral under the Original Pledge Agreement, to terminate the Original Pledge Agreement and the Original Custodial Agreement and to reconvey the Original Adobe Deed of Trust), transaction costs (including title charges and professional fees and expenses) and other reasonable professional fees, arrangement fees, appraisal fees, inspection, testing and permitting fees, reasonable travel expense for inspections and insurance; and (b) all amounts previously advanced pursuant to the Original Leases.

Affiliate. "Affiliate" shall mean, with respect to any Entity, (a) each Entity that, directly or indirectly, owns or controls, whether beneficially or as a trustee, guardian or other fiduciary, ten percent (10%) or more of any class of Equity Securities of such Entity, (b) each Entity that controls, is controlled by or is under common control with such Entity or any Affiliate of such Entity or (c) each of such Entity's officers, directors, general partners and, if such Entity is a joint venture organized as a separate legal entity, joint venturers having powers comparable to a general partner; provided, however, that in no case shall any of the following Entities be deemed to be an Affiliate of Tenant or any of its Subsidiaries for purposes of the

Operative Documents: (i) Landlord, Administrative Agent or any Rent Purchaser or (ii) the general partner of any VC Partnership which would otherwise be deemed an Affiliate solely because it acts as general partner and controls such VC Partnership. For the purposes of this definition, “control” of an Entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies.

Amended Deeds of Trust. “Amended Deeds of Trust” shall mean those certain amended deeds of trust in favor of Landlord, dated July [ ], 1999, executed by Tenant in favor of Landlord, which Amended Deeds of Trust shall amend each of the Original Deeds of Trust.

Applicable Environmental Law. “Applicable Environmental Laws” shall have the meaning set forth in *Section 10.1(b)* of the Lease.

Appraisal. “Appraisal” shall have the meaning set forth in Section 1.9 of the Lease.

Assignee Rent Purchaser. “Assignee Rent Purchaser” shall have the meaning set forth in *Section 7.4(b)* of the Rent Purchase Agreement.

Assignor Rent Purchaser. “Assignor Rent Purchaser” shall have the meaning set forth in *Section 7.4(b)* of the Rent Purchase Agreement.

Assignment. “Assignment” shall have the meaning set forth in *Section 7.4(b)* of the Rent Purchase Agreement.

Assignment Agreement. “Assignment Agreement” shall have the meaning set forth in *Section 7.4(b)* of the Rent Purchase Agreement.

Base Rate. “Base Rate” shall mean, on any day, the greater of (a) the “Prime Rate,” which is the per annum rate publicly announced by ABN AMRO Bank N.V. at its Chicago Office as in effect on such date and is determined by ABN AMRO Bank N.V. from time to time as a means of pricing credit extensions to some customers and is neither directly tied to any external rate of interest or index nor necessarily the lowest rate of interest charged by ABN AMRO Bank N.V. at any given time for any particular class of customers or credit extensions, and (b) one-half percent (0.50%) *plus* the “Federal Funds Rate” for such day, which Federal Funds Rate for such day is the per annum rate set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System (including any such successor publication, “H.15 (519)”) for such day opposite the caption “Federal Funds (Effective)” for such day. If on any relevant day, a rate is not yet published in H.15 (519), the Federal Funds Rate for such day shall be the rate set forth in the daily statistical release designated as the Composite 3:30 p.m. Quotations for U.S. Government Securities, or any successor publication, published by the Federal Reserve Bank of New York (including any such successor publication, the “Composite 3:30 p.m. Quotations”) for such day under the caption “Federal Funds Effective Rate”. If on any relevant day, a rate is not yet published in either H.15 (519) or the Composite 3:30 p.m. Quotations, the Federal Funds Rate for such day shall be the arithmetic mean, as determined by Administrative Agent, of the rates quoted to Administrative Agent for such day by three (3) Federal funds brokers of recognized standing selected by Administrative Agent, and Administrative Agent shall promptly provide written evidence of such calculation to Tenant. Any change in the Base Rate resulting from a change in the Prime Rate shall become effective on the Business Day on which each change in the Prime Rate occurs.

Base Rent. “Base Rent” shall mean, as of a Rent Payment Date, that amount equal to the following:

(a) for each Portion of the then outstanding Rent Purchasers Contribution, the product obtained by multiplying the Rent Purchasers Contribution Rate for such Portion by the amount of such Portion, which amount is then prorated for the monthly rental period in question on an Actual/360 Basis; plus

(b)(i) from the Date of Lease to August 15, 2003, the product obtained by multiplying the Landlord Contribution Rate by the then outstanding Landlord Contribution, which amount is then prorated for the monthly rental period in question on a 30/360 Basis and, (ii) from and after August 15, 2003, for each Portion of the then outstanding Landlord Contribution, the product

obtained by multiplying the Landlord Contribution Rate for such Portion by the amount of such Portion, which amount is then prorated for the monthly rental period in question on an Actual/360 Basis.

Break Funding Costs. "Break Funding Costs" shall mean all costs, losses and expenses of Landlord, Administrative Agent or any Rent Purchaser (including all such costs, losses and expenses in respect of any interest paid or premium or penalty incurred by such Entity to lenders or otherwise), as a result of unscheduled payments or the exercise of the Purchase Option pursuant to *Section 20.1* of the Lease, other than on a Rent Payment Date, and which may include losses incurred by Landlord, Administrative Agent or such Rent Purchaser as a result of funding and other contracts entered into by Landlord, Administrative Agent or such Rent Purchaser in connection with the transactions contemplated under the Operative Documents, or such costs, losses and expenses of Landlord resulting from unscheduled payments as such payments relate to any Rate Contracts in effect upon the Date of Lease for the Landlord Contribution.

Building. "Building" shall mean any building or buildings, structures and facilities now or hereafter located on the Land covered by a Lease Supplement.

Business Days. "Business Days" shall mean every day of the week excepting Saturday and Sunday, and excluding holidays when banks in California, Illinois and New York are generally closed for business, unless otherwise expressly stated and, if such Business Day is relating to the LIBOR Rate or the calculation of the LIBOR Rate, a day that dealings in U.S. Dollar Deposits are carried out in the London Interbank market.

Capital Leases. "Capital Leases" shall mean any and all lease obligations that, in accordance with GAAP, are required to be capitalized on the books of a lessee.

Change of Control. "Change of Control" shall mean

(a) With respect to Tenant, (i) the acquisition after the Date of Lease by any person or group of persons (within the meaning of Section 13 or 14 of the Securities Exchange Act of 1934 (as amended, the "Exchange Act")) of (A) beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under the Exchange Act) of fifty percent (50%) or more of the outstanding Equity Securities of Tenant entitled to vote for members of the board of directors, or (B) all or substantially all of the assets of Tenant; or (ii) during any period of twelve (12) consecutive calendar months, individuals who are directors of Tenant on the first day of such period ("Initial Directors") and any directors of Tenant who are specifically approved by two-thirds of the Initial Directors and previously-approved Directors shall cease to constitute a majority of the Board of Directors of Tenant before the end of such period; or

(b) With respect to any Material Subsidiary, Tenant shall cease to own, directly or indirectly, one hundred percent (100%) of the Equity Securities of such Subsidiary except for nominal amounts of stock necessary to do business in certain jurisdictions outside the United States.

Change of Law. "Change of Law" shall have the meaning set forth in the definition of "Landlord Contribution Rate."

City. "City" shall mean the City in which a Parcel is located.

Commitment Amount. "Commitment Amount," as of the Date of Lease, shall mean and no/100 Dollars ($).

Contingent Obligation. "Contingent Obligation" shall mean, with respect to any Entity, (a) any Guaranty Obligation of that Entity; and (b) any direct or indirect obligation or liability, contingent or otherwise, of that Entity (i) in respect of any Surety Instrument (as defined in the definition of "Indebtedness") issued for the account of that Entity or as to which that Entity is otherwise liable for reimbursement of drawings or payments, (ii) as a partner or joint venturer in any partnership or joint venture, (iii) to purchase any materials, supplies or other property from, or to obtain the services of, another Entity if the relevant contract or other related document or obligation requires that payment for such materials, supplies or other property, or for such services, shall be made regardless of whether delivery of such

materials, supplies or other property is ever made or tendered, or such services are ever performed or tendered, (iv) in respect to any Rate Contract that is not entered into in connection with a bona fide hedging operation that provides offsetting benefits to such Entity, or (v) to purchase or sell Equity Securities or other securities of any Entity. The amount of any Contingent Obligation shall (subject, in the case of Guaranty Obligations, to the last sentence of the definition of "Guaranty Obligation") be deemed equal to the maximum reasonably anticipated liability in respect thereof; *provided*, that (A) in the case of *item (b)(v)* of this definition, the amount of the Contingent Obligation with respect to the purchase or sale of such Equity Securities or other securities shall be the net settlement amount to be paid in cash or securities, and (B) in the case of *item (b)(iv)* of this definition, the Contingent Obligation with respect to such Rate Contracts shall be marked to market on a current basis.

Contractual Obligation. "Contractual Obligation" of any Entity shall mean, any indenture, note, lease, loan agreement, security, deed of trust, mortgage, security agreement, guaranty, instrument, contract, agreement or other form of contractual obligation or undertaking to which such Entity is a party or by which such Entity or any of its property is bound.

Debt/EBITDA Ratio. "Debt/EBITDA Ratio" shall mean, with respect to Tenant for any consecutive four-quarter period, the ratio, determined on a consolidated basis in accordance with GAAP, of:

(a) The total Indebtedness of Tenant and its Subsidiaries on the last day of such period, excluding any Indebtedness under or with respect to currency exchange Rate Contracts;

to

(b) The EBITDA of Tenant and its Subsidiaries for such period.

Default. "Default" shall mean an Event of Default or any event or circumstance not yet constituting an Event of Default which, with the giving of any notice or the lapse of any period of time or both, would become an Event of Default.

Default Amounts. "Default Amounts" shall mean all amounts paid by Tenant or otherwise realized by Landlord as a result of the exercise of Landlord's remedies during the continuance of an Event of Default under the Lease.

Default Rate. "Default Rate" shall mean the per annum rate equal to the sum of two hundred basis points *plus* (a) in the case of any payment of Base Rent on any Portion of the Lease Investment Balance after an Event of Default, the Landlord Contribution Rate or the Rent Purchasers Contribution Rate applicable to such Portion immediately prior to such Event of Default, or (b) in the case of any other payment, the Base Rate.

Distribution Formula. "Distribution Formula" shall have the meaning set forth in Section 16.4 of the Lease.

EBITDA. "EBITDA" shall mean, with respect to Tenant for any period, the sum, determined on a consolidated basis in accordance with GAAP, of the following:

(a) The net income or net loss of Tenant and its Subsidiaries for such period before provision for income taxes;

plus

(b) The sum (to the extent deducted in calculating net income or loss in *clause (a)* above) of (i) all Interest Expenses of Tenant and its Subsidiaries for such period, (ii) all depreciation and amortization expenses of Tenant and its Subsidiaries for such period, and (iii) all non-cash charges taken by Tenant and its Subsidiaries during such period for in-process research and development.

Eligible Assignee. "Eligible Assignee" shall mean an Entity that is a commercial bank or another financial institution which is a qualified institutional buyer as defined in Rule 144A under the Securities Act of 1933, as amended; *provided* that (i) such Entity has a combined capital and surplus of at least $100,000,000 and (ii) such Entity is acting through a branch, agency or office located in the United States.

Employee Benefit Plan. "Employee Benefit Plan" shall mean any employee benefit plan within the meaning of section 3(3) of ERISA maintained or contributed to by Tenant or any ERISA Affiliate, other than a Multiemployer Plan.

Entity. "Entity" shall mean any person, corporation, partnership (general or limited), joint venture, association, limited liability company, joint stock company, trust or other business entity or organization.

Equity Securities. "Equity Securities" of any Entity shall mean (a) all common stock, preferred stock, participations, shares, partnership interests or other equity interests in and of such Entity (regardless of how designated and whether or not voting or non-voting) and (b) all warrants, options and other rights to acquire or sell any of the foregoing.

ERISA. "ERISA" shall mean the Employee Retirement Income Security Act of 1974.

ERISA Affiliate. "ERISA Affiliate" shall mean any Entity which is treated as a single employer with Tenant under Section 414 of the IRC.

Estimate Future Value. "Estimated Future Value" shall have the meaning set forth in Section 1.9 of the Lease.

Event of Default. "Event of Default" shall have the meaning set forth in Section 19.1 of the Lease.

Expiration Date. "Expiration Date" shall have the meaning set forth in Section 1.7 of the Lease.

Extension Term. "Extension Term" shall have the meaning set forth in Section 1.7 of the Lease.

Federal Funds Rate. "Federal Funds Rate" shall have the meaning set forth in the definition of "Base Rate."

Financial Statements. "Financial Statements" shall mean, with respect to any accounting period for any Entity, statements of income, shareholders' equity and cash flows of such Entity for such period, and a balance sheet of such Entity as of the end of such period, setting forth in each case in comparative form figures for the corresponding period in the preceding fiscal year if such period is less than a full fiscal year or, if such period is a full fiscal year, corresponding figures from the preceding annual audit, all prepared in reasonable detail and in accordance with GAAP.

Fixed Charge Coverage Ratio. "Fixed Charge Coverage Rate" shall mean, with respect to Tenant for any consecutive four-quarter period, the ratio, determined on a consolidated basis in accordance with GAAP, of:

(a) The sum of (i) the net income of Tenant and its Subsidiaries for such period, *plus* (ii) to the extent deducted in calculating such net income, (A) all Interest Expenses of Tenant and its Subsidiaries for such period, (B) all income tax expenses of Tenant and its Subsidiaries for such period, (C) all rental expenses of Tenant and its Subsidiaries for such period, (D) all non-cash charges taken by Tenant and its Subsidiaries during such period for in-process research and development, and (E) all amortization charges for goodwill taken by Tenant and its Subsidiaries during such period;

to

(b) The sum of (i) all Interest Expenses of Tenant and its Subsidiaries for such period, *plus* (ii) all rental expenses of Tenant and its Subsidiaries for such period, *plus* (iii) the current portion of all long-term Indebtedness of Tenant and its Subsidiares appearing on the consolidated balance sheet of Tenant on the last day of such period, *plus* without duplication, (iv) twenty percent (20%) of all off-balance sheet Indebtedness of Tenant and its Subsidiaries on the last day of such period; provided, however, that any Indebtedness under or with respect to currency exchange Rate Contracts shall be excluded for purposes of the calculation under this paragraph (b).

Foreign Plan. "Foreign Plan" shall mean any employee benefit plan maintained by Tenant or any of its Subsidiaries which is mandated or governed by any Governmental Rule of any Governmental Authority other than the United States.

Funding. "Funding" shall mean the payment of the applicable Acquisition Price by any Rent Purchaser on the Funding Date.

Funding Date. "Funding Date" shall mean the date upon which the entire Commitment Amount is funded to Tenant by Landlord and each Rent Purchaser pursuant to the terms of the Lease, the Participation Agreement and the Rent Purchase Agreement.

GAAP. "GAAP" shall mean generally accepted accounting principles and practices as in effect in the United States of America from time to time, consistently applied.

Governmental Action. "Governmental Action" shall mean all permits, authorizations, registrations, consents, approvals, waivers, exceptions, variances, orders, judgments, written interpretations, decrees, licenses, exemptions, publications, filings, notices to and declarations of or with, or required by, any Governmental Authority, or required by any applicable law, and shall include without limitation, all environmental and operating permits and licenses that are required for the full use, occupancy, zoning and operation of the Parcels.

Governmental Authority. "Governmental Authority" shall mean any nation or government, any state, county, city or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

Governmental Charges. "Governmental Charges" shall mean, with respect to any Entity, all levies, assessments, fees, claims or other charges imposed by any Governmental Authority upon such Entity or any of its property or otherwise payable by such Entity.

Governmental Rule. "Governmental Rule" shall mean any law, rule, regulation, ordinance, order, code interpretation, judgment, decree, directive, guidelines, policy or similar form of decision of any Governmental Authority which is made publicly available.

Granting Rent Purchaser. "Granting Rent Purchaser" shall have the meaning set forth in *Section 7.4(c)* of the Rent Purchase Agreement.

Ground Lease. "Ground Lease" shall mean any ground lease or other agreement pursuant to which Land described in a Lease Supplement is leased to Landlord, as ground lessee, by a ground lessor.

Guaranteed Residual Value. "Guaranteed Residual Value" shall mean an amount which is indicated on each Lease Supplement as of the Date of Lease.

Guaranty Obligation. "Guaranty Obligation" shall mean, with respect to any Entity, any direct or indirect liability of that Entity with respect to any indebtedness, lease, dividend, letter of credit or other obligation (the "primary obligations") of another Entity (the "primary obligor"), including any obligation of that Entity, whether or not contingent, (a) to purchase, repurchase or otherwise acquire such primary obligations or any property constituting direct or indirect security therefor, or (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation, or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor, or (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the holder of any such primary obligation against loss in respect thereof. The amount of any Guaranty Obligation shall be deemed equal to the stated or determinable amount of the primary obligation in respect of which such Guaranty Obligation is made or, if not stated or if indeterminable, the maximum reasonably anticipated liability in respect thereof.

Improvements. "Improvements" shall mean any Building located on any Land described in a Lease Supplement and all related improvements, fixtures and equipment now or hereafter installed in such Building or on the Land on which such Building is located.

Indebtedness. "Indebtedness" of any Entity shall mean, without duplication:

(a) All obligations of such Entity evidenced by notes, bonds, debentures or other similar instruments and all other obligations of such Entity for borrowed money (including obligations to repurchase receivables and other assets sold with recourse);

(b) All obligations of such Entity for the deferred purchase price of property or services (including obligations under letters of credit and other credit facilities which secure or finance such purchase price and obligations under "synthetic" leases);

(c) All obligations of such Entity under conditional sale or other title retention agreements with respect to property acquired by such Entity (to the extent of the value of such property if the rights and remedies of the seller or lender under such agreement in the event of default are limited solely to repossession or sale of such property);

(d) All obligations of such Entity as lessee under or with respect Capital Leases;

(e) All non-contingent payment or reimbursement obligations of such Entity under or with respect to all letters of credit (including standby and commercial), banker's acceptances, bank guaranties, shipside bonds, surety bonds and similar instruments (hereinafter "Surety Instruments");

(f) All net obligations of such Entity, contingent or otherwise, under or with respect to Rate Contracts;

(g) All Guaranty Obligations of such Entity with respect to the obligations of other Entities of the types described in *clauses (a) - (f)* above and all other Contingent Obligations of such Entity; and

(h) All obligations of other Entities of the types described in *clauses (a) - (f)* above to the extent secured by (or for which any holder of such obligations has an existing right, contingent or otherwise, to be secured by) any lien in any property (including accounts and contract rights) of such Entity, even though such Entity has not assumed or become liable for the payment of such obligations.

Insurance and Condemnation Payments. "Insurance and Condemnation Payments" shall mean the portion of all compensation attributable to the Parcels and awarded or paid upon any Taking, as described in *Section 16.4* of the Lease, and paid to Landlord pursuant to the Distribution Formula set forth in *Section 16.4* of the Lease, *plus* the portion of all proceeds of insurance paid to Landlord pursuant to the Distribution Formula set forth in *Section 16.4* of the Lease, as described in *Section 17.3* of the Lease.

Interest Expenses. "Interest Expenses" shall mean, with respect to any Entity for any period, the sum, determined on a consolidated basis in accordance with GAAP, of (a) all interest on the Indebtedness of such Entity paid or accrued during such period (including interest attributable to Capital Leases) plus (b) all fees in respect of outstanding letters of credit paid or accrued by such Entity during such period.

Investment. "Investment" of any Entity shall mean any loan or advance of funds by such Entity to any other Entity (other than advances to employees of such Entity for moving and travel expenses, drawing accounts and similar expenditures in the ordinary course of business), any purchase or other acquisition of any Equity Securities or Indebtedness of any other Entity, any capital contribution by such Entity to or any other investment by such Entity in any other Entity (including any Guaranty Obligations of such Entity and any indebtedness of such Entity of the type described in *clause (h)* of the definition of "Indebtedness" on behalf of any other Entity); *provided, however,* that Investments shall not include (a) accounts receivable or other indebtedness owed by customers of such Entity which are current assets and arose from sales of inventory in the ordinary course of such Entity's business, (b) prepaid expenses of such Entity incurred and prepaid in the ordinary course of business, or (c) acquisitions of Equity Securities subject to *Section 21.21(e)* of the Lease.

Invoice. "Invoice" shall have the meaning set forth in *Section 7.1* of the Lease.

IRC. "IRC" shall mean the Internal Revenue Code of 1986.

Land. "Land" shall have the meaning set forth in *Section 1.5* of the Lease.

Landlord. "Landlord" shall mean Sumitomo Bank Leasing and Finance, Inc. and its successors and permitted assigns.

Landlord Affiliate. "Landlord Affiliate" shall mean any entity which controls, is controlled by or is under the common control of Landlord.

Landlord's Additional Rent Interest. "Landlord's Additional Rent Interest" shall mean the respective amount owed to Landlord for Additional Rent, excluding the Purchase Price, the Guaranteed Residual Value, the Termination Amount, Insurance and Condemnation Payments and Default Amounts, but including, without limitation, any Break Funding Costs, Additional Charges and Additional Amounts payable pursuant to *Section 8.4* of the Lease, claims for indemnification amounts payable by Tenant under the Operative Documents, and all other fees, costs and expenses payable or reimbursable by Tenant under the Operative Documents.

Landlord's Base Rent Interest. "Landlord's Base Rent Interest" shall mean the sum of (a) the portion of each payment of Base Rent attributable to the Landlord Contribution calculated in accordance with *clause (b)* of the definition of "Base Rent;" *plus* (b) the same portion of each payment of interest paid by Tenant at the Default Rate on Base Rent.

Landlord Contribution. "Landlord Contribution," at the time of the relevant calculation, shall mean Ten Million Seven Hundred and Forty Thousand and No/100 Dollars ($10,740,000.00), less all amounts applied to reduce the Lease Investment Balance which are distributed to Landlord in accordance with the Rent Purchase Agreement.

Landlord Contribution Rate. From the Date of Lease to August 15, 2003, the "Landlord Contribution Rate" shall be equal to a fixed rate of seven and one-hundredths of one percent (7.01%), plus the applicable margin set forth in the Pricing Grid; and (b) from and after August 15, 2003, the Landlord Contribution Rate for any Rental Period and Portion applicable to the Landlord Contribution, shall be equal to the per annum rate equal to the sum of the LIBOR Rate for such Rental Period or Portion plus the applicable margin set forth in the Pricing Grid, such rate to change from time to time during such period as the applicable margin shall change. Notwithstanding the foregoing:

(a) If, on or before the first day of any Rental Period for any Portion, (i) Landlord shall determine that the LIBOR Rate for such Rental Period cannot be adequately and reasonably determined due to the unavailability of funds in or other circumstances affecting the London interbank market or (ii) Landlord determines that the rate of interest for such Portion does not adequately and fairly reflect the cost to Landlord of funding its share of such Portion, Landlord shall immediately give notice of such condition to Tenant. After the giving of any such notice by Landlord and until Landlord shall otherwise notify Tenant that the circumstances giving rise to such condition no longer exist, the Landlord Contribution Rate for each new Rental Period shall be the Base Rate.

(b) If, after the date of the Lease, the adoption of any Governmental Rule, or any change in any Governmental Rule or the application or requirements thereof (whether such change occurs in accordance with the terms of such Governmental Rule as enacted, as a result of amendment or otherwise) or any change in the interpretation or administration of any Governmental Rule by any Governmental Authority, or compliance by Landlord with any request or directive (whether or not having the force of law) of any Governmental Authority (a "*Change of Law*"), shall make it unlawful or impossible for Landlord to make or maintain any part of the Lease Investment Balance at the LIBOR Rate, Landlord shall immediately notify Tenant of such Governmental Rule or Change of Law. After the giving of any such notice by Landlord and until Landlord shall otherwise notify Tenant that such Change of Law or Governmental Rule is no longer in effect with respect to Landlord, the Landlord Contribution Rate for each new Rental Period shall be the Base Rate.

(c) If a Default has occurred and is continuing at the time the Notice of Rental Period Selection is required to be delivered in accordance with *Section 7.1(b)* of the Lease, the Landlord Contribution Rate for each new Rental Period shall be the Base Rate until such Default has been cured or waived.

Landlord's Default Interest. "Landlord's Default Interest" shall mean Landlord's right to receive and retain, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of the Default Amounts that does not exceed the Landlord's Purchase Price Interest.

Landlord's Guaranteed Residual Value Interest. "Landlord's Guaranteed Residual Value Interest" shall mean Landlord's right to receive and retain, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement which shall be equal to % of the Guaranteed Residual Value.

Landlord's Insurance and Condemnation Interest. "Landlord's Insurance and Condemnation Interest" shall mean Landlord's right to receive and retain, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of the Insurance and Condemnation Payments that does not exceed the sum of Landlord's Percentage of the Insurance and Condemnation Payments.

Landlord's Interests. "Landlord's Interests" shall mean, with respect to a Parcel, the Landlord's Base Rent Interest, the Landlord's Default Interest, the Landlord's Insurance and Condemnation Interest, the Landlord's Purchase Price Interest, Landlord's Additional Rent Interest, the Landlord's Guaranteed Residual Value Interest and the Landlord's Termination Option Interest.

Landlord's Percentage. "Landlord's Percentage" shall mean the percentage that the Landlord Contribution represents of the Lease Investment Balance, as such amounts are reduced by any payments applied to the Lease Investment Balance.

Landlord's Purchase Price Interest. "Landlord's Purchase Price Interest" shall mean Landlord's right to receive and retain, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of the Purchase Price payable by Tenant under *Section 20.1* of the Lease that exceeds the Rent Purchasers' Purchase Price Interest.

Landlord Taxes. "Landlord Taxes" shall have the meaning set forth in *Section 8.1(b)* of the Lease.

Landlord's Termination Option Interest. "Landlord's Termination Option Interest" shall mean Landlord's right to receive and retain, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of the Termination Amount that exceeds the Rent Purchasers' Termination Option Interest.

Landlord's Wire Transfer Instructions. "Landlord's Wire Transfer Instructions" shall mean the following with respect to payments to be made to the Landlord:

Citibank, N.A., New York,
ABA #021000089
A/C Name: The Sumitomo Bank, Ltd.
A/C No.: 36023837
Further Credit to Sumitomo Bank Leasing and Finance, Inc.
A/C No. 283572

Lease. "Lease" shall mean that certain Amended, Restated and Consolidated Master Lease of Land and Improvements dated August , 1999 by and between Landlord and Tenant.

Lease Investment Balance. "Lease Investment Balance" shall mean, for any Lease Supplement, at the time in question, (a) the amount specified in such Lease Supplement as the original Lease Investment Balance; *reduced by* (b) the following, to the extent that the following relate to the Land and Improvements described in such Lease Supplement: (i) the aggregate of all amounts received by Landlord pursuant to the following provisions of the Lease: *Article XVI* (Eminent Domain), and *Article XVII* (Damage or Destruction), *Section 19.3* (Landlord's Remedies), *Section 20.1* (Option to Purchase Parcels), and/or *Section 20.2* (Termination Option); and (ii) the aggregate of all amounts received by Landlord or Administrative Agent in respect of the Lease or any other Operative Document that are not otherwise applied to reduce the Lease Investment Balance relating to such Lease Supplements and which constitute a repayment or reduction of the amounts placed at risk by or through the Landlord, excluding for purposes of this clause

amounts paid as Base Rent under the Lease and reimbursement or payment for expenses, fees, indemnification payments and similar items payable by Tenant to Landlord, Administrative Agent, any Rent Purchaser or any other Entity under the Lease, any Lease Supplement, or any other Operative Document.

Lease Investment Balance Debt. "Lease Investment Balance Debt" shall mean the portion of the Lease Investment Balance not invested by Landlord,. As of the Date of Lease, the Lease Investment Balance Debt shall not exceed $131,760,000.

Lease Investment Balance Equity. "Lease Investment Balance Equity" shall mean the portion of the Lease Investment Balance invested by Landlord. On the Date of Lease, the Lease Investment Balance Equity shall be $10,740,000.

Lease Supplement. "Lease Supplement" shall mean either or both of Lease Supplement No. 1 (attached to the Lease as *Exhibit A*) or Lease Supplement No. 2 (attached to the Lease as *Exhibit B*).

Lease Supplement Term. "Lease Supplement Term" shall have the meaning set forth in each Lease Supplement.

Legal Requirements. "Legal Requirements" shall mean all statutes, codes, laws, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions and requirements of all federal, state, county, municipal and other governments, departments, commissions, boards, courts, authorities, officials and officers, which now or at any time hereafter are applicable to the Lease or applicable to and enforceable against any Parcel or any part thereof, as applicable.

LIBOR Rate. "LIBOR Rate" shall mean, with respect to each Rental Period, a rate per annum equal to the quotient (rounded upward if necessary to the nearest 1/100 of one percent) of:

(a) As elected by Tenant, either:

(i) The arithmetic mean (rounded upward if necessary to the nearest 1/16 of one percent) of the rates per annum appearing on Telerate Page 3750 (or any successor publication) on the second Business Day prior to the first day of such Rental Period at or about 11:00 A.M. (London time) (for delivery on the first day of such Rental Period) for a term comparable to such Rental Period (the "*Telerate Page Rate*"); or

(ii) The arithmetic mean (rounded upward if necessary to the nearest 1/16 of one percent) of the rates per annum at which Dollar deposits are offered to each of ABN AMRO Bank N.V., Bank of Montreal and The First National Bank of Chicago (the "Reference Banks") in the London interbank market on the second Business Day prior to the first day of such Rental Period at or about 11:00 A.M. (London time) (for delivery on the first day of such Rental Period) in an amount substantially equal to such Reference Bank's proportionate share of such Portion and for a term comparable to such Rental Period (the "*Reference Bank Rate*");

divided by

(b) One minus the Reserve Requirement for such Portion in effect from time to time.

If, for any reason, any Reference Banks do not provide Landlord and Administrative Agent with rates pursuant to *clause (a)(ii)* after Tenant elects the Reference Bank Rate to determine the LIBOR Rate for any Rental Period, Administrative Agent shall calculate the Reference Bank Rate for such Rental Period based upon the rate or rates provided by the other Reference Banks or Reference Bank; *provided, however*, that, if no Reference Bank provides Administrative Agent with such a rate, Administrative Agent shall determine the LIBOR Rate for such Rental Period based upon the Telerate Page Rate. If, for any reason, the Telerate Page Rate is not available after Tenant elects the Telerate Page Rate to determine the LIBOR Rate for any Rental Period, Administrative Agent shall determine the LIBOR Rate for such Rental Period based upon the Reference Bank Rate. The LIBOR Rate shall be adjusted automatically as to all outstanding Portions then calculated on the basis of the LIBOR Rate as of the effective date of any change in the Reserve Requirement.

Lien. "Lien" shall mean, with respect to any property, any security interest, mortgage, pledge, lien, charge or other encumbrance in, of, or on such property or the income therefrom, including, without limitation, the interest of a vendor or lessor under a conditional sale agreement, Capital Lease or other title retention agreement, or any agreement to provide any of the foregoing, and the filing of any financing statement or similar instrument under the Uniform Commercial Code or comparable law of any jurisdiction other than filings made for notice purposes only in connection with true leases (which would not include "synthetic" leases).

Majority Entities. "Majority Entities" shall mean those Entities representing an aggregate interest in the Lease Investment Balance in excess of sixty-six and two thirds percent (66⅔%), excluding from the "Lease Investment Balance" that portion thereof attributed to any Entity that is in default under the terms of the Rent Purchase Agreement or the Participation Agreement.

Majority Rent Purchasers. "Majority Rent Purchasers" shall mean those Rent Purchasers representing an aggregate interest in the Lease Investment Balance Debt in excess of fivty percent (50%), excluding from the "Lease Investment Balance Debt" that portion thereof attributed to any Rent Purchaser that is in default under the terms of the Rent Purchase Agreement or the Participation Agreement.

Master Lease Term. "Master Lease Term" is defined in *Section 1.7* of the Lease.

Material Adverse Effect. "Material Adverse Effect" shall mean a material adverse effect on (a) the business, assets, operations, or financial condition of Tenant and its Subsidiaries, taken as a whole; (b) the ability of Tenant to pay or perform the Obligations in accordance with the terms of the Lease and the other Operative Documents; or (c) practical realization of the material rights and remedies of Landlord, Administrative Agent or any Rent Purchaser intended to be provided under the Operative Documents.

Material Subsidiary. "Material Subsidiary" shall mean any Subsidiary that had revenues during the immediately preceding fiscal year equal to or greater than five percent (5%) of the consolidated gross revenues of Tenant and its Subsidiaries during such year.

Multiemployer Plan. "Multiemployer Plan" shall mean any multiemployer plan within the meaning of section 3(37) of ERISA maintained or contributed to by Tenant or any ERISA Affiliate.

Net Share Repurchases. "Net Share Repurchases" shall mean, with respect to Tenant for any period, the remainder, calculated on a consolidated basis, of (a) the aggregate consideration paid by Tenant and its Subsidiaries during such period (including Indebtedness incurred) to purchase, redeem, retire, defease or otherwise acquire Equity Securities of Tenant and its Subsidiaries minus (b) the aggregate consideration received by Tenant and its Subsidiaries during such period for Equity Securities issued by Borrower and its Subsidiaries net of the actual amount of the reasonable fees and commissions paid to Entities other than Tenant or its Affiliates, the reasonable legal expenses and the other reasonable costs and expenses directly related to such issuance of Equity Securities that are paid by Tenant and its Subsidiaries; provided, that (i) capital stock of Tenant and its Subsidiaries issued in exchange for other capital stock of Tenant and its Subsidiaries as permitted by *Section 21.21(f)(i)* of the Lease shall be excluded for purposes of calculating clauses (a) and (b) above, (ii) repurchases of capital stock from employees of Tenant or its Subsidiaries as permitted by *Section 21.21(f)(iv)* of the Lease shall be excluded for purposes of calculating clause (a) above, and (iii) Equity Securities issued in connection with acquisitions permitted by *Section 21.21(d)* of the Lease shall be excluded for purposes of calculating clause (b) above.

Net Worth. "Net Worth" shall mean, with respect to Tenant at any time, the remainder at such time, determined on a consolidated basis in accordance with GAAP, of (a) the total assets of Tenant and its Subsidiaries at such time, minus (b) the sum (without limitation and without duplication of deductions) of the total liabilities of Tenant and its Subsidiaries at such time and all reserves of Tenant and its Subsidiaries at such time for anticipated losses and expenses (to the extent not deducted in calculating total assets in *clause (a)* above).

Notice. "Notice" shall mean a written advice, request, demand or notification required or permitted by the Lease, as more particularly provided in *Section 21.3* of the Lease.

Obligations. "Obligations" shall mean and include, with respect to Tenant, all loans, advances, debts, liabilities, and obligations, howsoever arising, owed by Tenant to Landlord, Administrative Agent or any Rent Purchaser of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising pursuant to the terms of the Lease and the other Operative Documents, including without limitation all interest, fees, charges, expenses, attorneys' fees and accountants' fees chargeable to Tenant or payable by Tenant under the Lease or the other Operative Documents.

Official Records. "Official Records" shall mean the official records of the Santa Clara County.

Operative Documents. "Operative Documents" shall mean the Lease, the Lease Supplements, the Security Instruments, the Participation Agreement, the Rent Purchase Agreement, the Rent Purchasers' Deed of Trust and all other documents, instruments and agreements delivered to Landlord, Administrative Agent or any Rent Purchaser pursuant to the terms of any of the foregoing documents.

Original Adobe Deed of Trust. "Original Adobe Deed of Trust" shall have the meaning set forth in the Recitals to the Lease.

Original Construction Management Agreements. "Original Construction Management Agreements" shall have the meaning set forth in the Recitals to the Lease.

Original Custodial Agreement. "Original Custodial Agreement" shall have the meaning set forth in the Recitals to the Lease.

Original Deeds of Trust. "Original Deeds of Trust" shall have the meaning set forth in the Recitals to the Lease.

Original Leases. "Original Leases" shall have the meaning set forth in the Recitals to the Lease.

Original Pledge Agreement. "Original Pledge Agreement" shall have the meaning set forth in the Recitals to the Lease.

Original Security Deposit. "Original Security Deposit" shall have the meaning set forth in the Recitals to the Lease.

Participation Agreement. "Participation Agreement" shall mean that certain Participation Agreement dated as of July [ ], 1999, executed by and among Tenant, Landlord, Administrative Agent and Rent Purchasers in the form attached to the Lease as *Exhibit C*.

PBGC. "PBGC" shall mean the Pension Benefit Guaranty Corporation.

Percentage Interest. "Percentage Interest" shall mean Landlord's Percentage or Rent Purchasers' Percentage, respectively.

Permitted Liens. "Permitted Liens" shall have the meaning set forth in *Section 21.21(b)* of the Lease.

Permitted Title Exceptions. "Permitted Title Exceptions" shall mean the following: (a) the exceptions set forth in each Lease Supplement; (b) any exceptions created or caused by Tenant or to which Tenant consents in writing; (c) taxes and assessments (excluding Landlord's Taxes as defined in *Section 8.1* of the Lease) not yet due and payable; (d) the Security Instruments; (e) all title defects, liens, encumbrances, deeds of trust, mortgages, rights-of-way, and restrictive covenants and conditions affecting the Land except to the extent any of the foregoing arise as a result of Landlord's actions or with Landlord's written consent (unless such actions taken or consent given by Landlord are requested in writing by Tenant); and (f) the Lease and all Lease Supplements.

Present Value. "Present Value" shall have the meaning set forth in *Section 1.9* of the Lease.

Portion. "Portion" shall mean a portion of the Lease Investment Balance for which a Landlord Contribution Rate or a Rent Purchasers Contribution Rate is determined.

Pricing Grid. "Pricing Grid" shall mean that certain pricing grid attached to the Lease as *Exhibit H*.

Purchase Option. "Purchase Option" shall have the meaning set forth in *Section 20.1(a)* of the Lease.

Purchase Price. "Purchase Price" shall have the meaning set forth in *Section 20.1(a)* of the Lease.

Quick Ratio. "Quick Ratio" shall mean, with respect to Tenant and its Subsidiaries at any time, the ratio, determined on a consolidated basis in accordance with GAAP, of:

(a) The sum at such time, to the extent unencumbered and unrestricted, of all (i) cash of Tenant and its Subsidiaries; (ii) cash equivalents of Tenant and its Subsidiaries; (iii) short-term investments of Tenant and its Subsidiaries which comply with the investment policy of Tenant meeting the requirements of *Section 21.21(e)(i)* of the Lease and (iv) accounts receivable of Tenant and its Subsidiaries, net of appropriate loss and other reserves therefor;

to

(b) The sum at such time of all (i) current liabilities of Tenant and its Subsidiaries; and (ii) to the extent not included in such current liabilities under the preceding *clause (i)*, the current portion of all Indebtedness of the types described in *clauses (a) - (d) of the definition of "Indebtedness*."

Rate Contracts. "Rate Contracts" shall mean swap agreements (as that term is defined in Section 101 of the Federal Bankruptcy Reform Act of 1978, as amended) and any other agreements or arrangements designed to provide protection against fluctuations in interest or currency exchange rates.

Real Estate Taxes. "Real Estate Taxes" shall have the meaning set forth in *Section 8.1(b)* of the Lease.

Register. "Register" shall have the meaning set forth in *Section 7.4(b)(ii)* of the Rent Purchase Agreement.

Rental Period. "Rental Period" shall mean, with respect to any Portion, the time period selected by Tenant pursuant to *Section 7.1* of the Lease which commences on the first day of such Portion and ends on the last day of such time period, and thereafter, each subsequent time period selected by Tenant pursuant to *Section 7.1* of the Lease which commences on the last day of the immediately preceding time period and ends on the last day of that time period.

Rent Commencement Date. "Rent Commencement Date" shall have the meaning set forth in the Lease Supplements.

Rent Payment Date. "Rent Payment Date" shall have the meaning set forth in *Section 7.1* of the Lease.

Rent Purchase Agreement. "Rent Purchase Agreement" shall mean that certain Rent Purchase Agreement, dated as of July [ ], 1999, executed by and among Landlord, Administrative Agent and Rent Purchasers and acknowledged by Tenant.

Rent Purchasers. "Rent Purchasers" shall have the meaning set forth in the Participation Agreement.

Rent Purchasers' Additional Rent Interest. "Rent Purchasers' Additional Rent Interest" shall mean the respective amount owed to each of the Rent Purchasers for Additional Rent, excluding the Purchase Price, the Guaranteed Residual Value, the Termination Amount, Insurance and Condemnation Payments and Default Amounts, but including, without limitation, any Break Funding Costs, Additional Charges and Additional Amounts payable pursuant to *Section 8.4* of the Lease, claims for indemnification amounts payable by Tenant under the Operative Documents, and all other fees, costs and expenses payable or reimbursable by Tenant under the Operative Documents.

Rent Purchasers' Base Rent Interest. "Rent Purchasers' Base Rent Interest" shall mean the sum of (a) the portion of each payment of Base Rent attributable to the Rent Purchasers Contribution calculated in accordance with *clause (a)* of the definition of "Base Rent;" *plus* (b) the same portion of each payment of interest paid by Tenant at the Default Rate on Base Rent.

Rent Purchaser's Commitment. "Rent Purchaser's Commitment" shall mean the commitment of any Rent Purchaser as specified in *Section 2.2* of the Participation Agreement and on such Rent Purchaser's counterpart signature page of the Participation Agreement.

Rent Purchasers Contribution. "Rent Purchasers Contribution," at the time of the relevant calculation, shall mean the Lease Investment Balance as of the date of such calculation, less the Landlord Contribution as of such date.

Rent Purchasers Contribution Rate. "Rent Purchasers Contribution Rate" shall mean, for any Rental Period and Portion applicable to the Rent Purchasers Contribution, the per annum rate equal to the sum of the LIBOR Rate for such Rental Period and Portion plus the applicable margin set forth in the Pricing Grid, such rate to change from time to time during such period as the applicable margin shall change. Notwithstanding the foregoing:

(a) If, on or before the first day of any Rental Period for any Portion, (i) any Rent Purchaser shall advise Administrative Agent that the LIBOR Rate for such Rental Period cannot be adequately and reasonably determined due to the unavailability of funds in or other circumstances affecting the London interbank market or (ii) Majority Rent Purchasers shall advise Administrative Agent that the rate of interest for such Portion does not adequately and fairly reflect the cost to such Rent Purchasers of funding their respective share of such Portion, Administrative Agent shall immediately give notice of such condition to Tenant and the other Rent Purchasers. After the giving of any such notice by Administrative Agent and until Administrative Agent shall otherwise notify Tenant that the circumstances giving rise to such condition no longer exist, the Rent Purchasers Contribution Rate for each new Rental Period shall be the Base Rate.

(b) If, after the date of the Lease, the adoption of any Governmental Rule or any Change of Law shall make it unlawful or impossible for any Rent Purchaser to make or maintain any part of the Lease Investment Balance at the LIBOR Rate, such Rent Purchaser shall immediately notify Administrative Agent and Tenant of such Governmental Rule or Change of Law. After the giving of any such notice by any Rent Purchaser and until Administrative Agent shall otherwise notify Tenant that such Governmental Rule or Change of Law is no longer in effect with respect to any Rent Purchaser, the Rent Purchasers Contribution Rate for each new Rental Period shall be the Base Rate.

(c) If a Default has occurred and is continuing at the time the Notice of Rental Period Selection is required to be delivered in accordance with *Section 7.1(b)* of the Lease, the Rent Purchasers Contribution Rate for each new Rental Period shall be the Base Rate until such Default has been cured or waived.

Rent Purchasers' Deed of Trust. "Rent Purchasers' Deed of Trust" shall mean those certain Deeds of Trust granted by Landlord in favor of Administrative Agent to secure Landlord's obligations to Administrative Agent and the Rent Purchasers pursuant to the Operative Documents.

Rent Purchasers' Default Interest. "Rent Purchasers' Default Interest" shall mean the right of the Rent Purchasers to receive, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of the Default Amounts that does not exceed the Rent Purchasers' Purchase Price Interest.

Rent Purchasers' Guaranteed Residual Value Interest. "Rent Purchasers' Guaranteed Residual Value Interest" shall mean the right of the Rent Purchasers to receive and retain, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of any payment of Guaranteed Residual Value that does not exceed the sum of (a) Rent Purchasers' Percentage of the Lease Investment Balance, plus (b) the same portion of each payment of interest paid by Tenant at the Default Rate on such payment of Guaranteed Residual Value.

Rent Purchasers' Insurance and Condemnation Interest. "Rent Purchasers' Insurance and Condemnation Interest" shall mean the right of the Rent Purchasers to receive, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of the Insurance and Condemnation Payments that does not exceed the sum of Rent Purchasers' Percentage of the Insurance and Condemnation Payments.

Rent Purchasers' Interests. "Rent Purchasers' Interests" shall mean, with respect to a Parcel, the Rent Purchasers' Base Rent Interest, the Rent Purchasers' Additional Rent Interest, the Rent Purchasers' Default Interest, the Rent Purchasers' Insurance and Condemnation Interest, the Rent Purchasers'

Purchase Price Interest, the Rent Purchasers' Guaranteed Residual Value Interest and the Rent Purchasers' Termination Option Interest with respect to such Parcel.

Rent Purchasers' Percentage. "Rent Purchasers' Percentage" shall mean the percentage that the Rent Purchasers Contribution represents of the Lease Investment Balance as such amounts are reduced by any payments applied to the Lease Investment Balance. As to any individual Rent Purchaser, "Rent Purchaser's Percentage" shall mean the percentage that such Rent Purchaser's Commitment represents of the Lease Investment Balance as such amounts are reduced by any payments applied to the Lease Investment Balance.

Rent Purchasers' Purchase Price Interest. "Rent Purchasers' Purchase Price Interest" shall mean the right of the Rent Purchasers to receive, in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement, so much of the Purchase Price payable by Tenant to Landlord pursuant to an election under *Section 20.1* of the Lease that does not exceed (a) the Rent Purchasers' Percentage of the Purchase Price, *plus* (b) the same portion of each payment of interest paid by Tenant at the Default Rate on the Purchase Price.

Rent Purchasers' Termination Option Interest. "Rent Purchasers' Termination Option Interest" shall mean the right of the Rent Purchasers to receive in the order of priority set forth in *Section 3.2* of the Rent Purchase Agreement so much of the Termination Amount that does not exceed (a) the Rent Purchasers' Percentage of the Lease Investment Balance, *plus* (b) the same portion of each payment of interest paid by Tenant at the Default Rate on the Termination Amount.

Reportable Event. "Reportable Event" shall have the meaning given to that term in ERISA and applicable regulations thereunder.

Required Permits. "Required Permits" shall mean any governmental or quasi-governmental approvals which must be issued by any governmental authority, department, commission, board, official or officer as a condition precedent to occupancy of any Improvements.

Reserve Requirement. "Reserve Requirement" shall mean, with respect to any day in any Rental Period, the aggregate of the reserve requirement rates (expressed as a decimal) in effect on such day for eurocurrency funding (currently referred to as "Eurocurrency liabilities" in Regulation D of the Board of Governors of the Federal Reserve System) maintained by a member bank of the Federal Reserve System. As used herein, the term "reserve requirement" shall include, without limitation, any basic, supplemental or emergency reserve requirements imposed on any Rent Purchaser or Landlord by any Governmental Authority.

Responsible Officer. "Responsible Officer" shall mean the chief executive officer, chief operating officer, principal financial officer, principal accounting officer, treasurer or assistant treasurer of Tenant or any other senior executive officer of Tenant involved principally in its financial administration or its controllership function.

Sales Period. "Sales Period" shall have the meaning set forth in *Section 20.2(a)* of the Lease.

Security Instruments. "Security Instruments" shall mean the deed of trust, mortgage, financing statement and/or any other security document or instrument in favor of, and in form and substance satisfactory to, Landlord and Administrative Agent, executed by Tenant in favor of Landlord and encumbering the Parcel described in a Lease Supplement or encumbering any other property of Tenant to secure Tenant's obligations to Landlord under the Lease and any other Operative Document, including, without limitation, the Amended Deeds of Trust.

SPC. "SPC" shall have the meaning set forth in *Section 7.4(b)* of the Rent Purchase Agreement.

Subparticipant. "Subparticipant" shall have the meaning set forth in *Section 7.4(d)* of the Rent Purchase Agreement.

Subsidiary. "Subsidiary" of any Entity shall mean (a) any corporation of which more than 50% of the issued and outstanding Equity Securities having ordinary voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether at the time capital stock of any other class or classes

of such corporation shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned or controlled by such Entity, by such Entity and one or more of its other Subsidiaries or by one or more of such Entity's other Subsidiaries, (b) any partnership, joint venture, limited liability company or other association of which more than 50% of the equity interest having the power to vote, direct or control the management of such partnership, joint venture or other association is at the time owned and controlled by such Entity, by such Entity and one or more of the other Subsidiaries or by one or more of such Entity's other Subsidiaries or (c) any other Entity whose results of operations are included in the Financial Statements of such Entity on a consolidated basis.

Taking. "Taking" shall have the meaning set forth in *Section 16.1* of the Lease.

Tenant. "Tenant" shall mean Adobe Systems Incorporated, a Delaware corporation and its successors and permitted assigns in interest.

Tenant's Property. "Tenant's Property" shall mean any process equipment, fixtures, furniture, furnishings, personal property or trade fixtures located in any Improvements and readily removable therefrom without causing injury to such Improvements.

Term. "Term" shall have the meaning set forth in *Section 1.7* of the Lease.

Termination Amount. "Termination Amount" shall mean the proceeds received in connection with the sale of any Parcel under *Section 20.2* of the Lease upon exercise of the Termination Option.

Termination Option. "Termination Option" shall have the meaning set forth in *Section 20.2(a)* of the Lease.

30/360 Basis. "30/360 Basis" shall mean on the basis of a 360-day year consisting of 12 months of 30 days each. The 30/360 Basis shall only apply to the calculation of that portion of the Base Rent attributable to the Landlord Contribution during the period that the Landlord Contribution Rate is based upon a fixed rate of 7.01%. That portion representing the applicable margin referenced in the Pricing Grid which is added to the fixed rate of 7.01% shall be calculated using an Actual/360 Basis; after August 15, 2003, the Landlord Contribution portion of any amount shall be calculated using an Actual/360 Basis. All other monthly calculations shall be made using an Actual/360 Basis.

VC Partnership. "VC Partnership" shall have the meaning set forth in *Section 21.21(e)(x)* of the Lease.

Wire Transfer Instructions. "Wire Transfer Instructions" shall mean Landlord's Wire Transfer Instructions and Administrative Agent's Wire Transfer Instructions as defined in this *Appendix A*.

II. *RULES OF CONSTRUCTION*

All personal pronouns used in the Operative Documents shall include all other genders. The singular shall include the plural and the plural shall include the singular. Titles of Articles, Sections and Subsections in the Operative Documents are for convenience only and neither limit nor amplify the provisions of the Operative Documents, and all references in any Operative Document to Articles, Sections or Subsections shall refer to the corresponding Article, Section or Subsection of such Operative Documents unless specific reference is made to the articles, sections or other subdivisions of another document or instrument. Unless otherwise specified in any Operative Document, all accounting terms used in the Operative Documents shall be interpreted, all accounting determinations under the Operative Documents shall be made, and all Financial Statements required to be delivered under the Operative Documents shall be prepared in accordance with GAAP, applied on a basis consistent with the most recent audited consolidated Financial Statements of the Tenant and its Subsidiaries delivered to Landlord or Administrative Agent.

Prepared By
and
When Recorded Return To:

Sumitomo Bank Leasing and Finance, Inc.
c/o Graham & James LLP
One Maritime Plaza, Suite 300
San Francisco, California 94111-3492
Attention: Gary S. Hand, Esq.

FIRST AMENDMENT TO
DEED OF TRUST, FINANCING STATEMENT, SECURITY AGREEMENT
AND FIXTURE FILING (WITH ASSIGNMENT OF RENTS AND LEASES)

THIS FIRST AMENDMENT TO DEED OF TRUST, FINANCING STATEMENT, SECURITY AGREEMENT AND FIXTURE FILING (WITH ASSIGNMENT OF RENTS AND LEASES) (this "Amendment") is made and entered into as of August 11, 1999, by and between SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("Beneficiary"), and ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("Trustor").

Recitals:

A. In connection with that certain Sublease of the Land and Lease of the Improvements dated August 15, 1996, Trustor executed and delivered that certain Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases) dated as of August 15, 1996, to First American Title Guaranty Company ("Trustee") for the benefit Beneficiary, recorded August 15, 1996, in Official Records of Santa Clara County, California, as Instrument No. 13410223 (the "Deed of Trust"), under which Deed of Trust Trustor assigned to Trustee, as security and collateral for the Obligations more particularly described therein, for the benefit of the Beneficiary, all of Trustor's rights, interests, and privileges in and to that certain real property situated in Santa Clara County, California, and described in *Exhibit A* attached hereto.

B. Beneficiary and Trustor have agreed to amend the Deed of Trust as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree as follows:

1. *Recitals.* The recitals set forth above are true and correct and are incorporated herein by this reference.

2. *Counterparts; Capitalized Terms.* This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument. All capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Deed of Trust.

3. *Amendments.* The Deed of Trust is hereby amended as follows:

(a) All references in the Deed of Trust to the "Sublease" shall be amended to refer to the Amended, Restated and Consolidated Master Lease of Land and Improvements ("Lease") being entered into concurrently herewith by and between Trustor and Beneficiary.

(b) All references in the Deed of Trust to definitions in the Lease shall be amended to allow for all definitions formerly found in the Lease to be found in Appendix A to the Lease.

(c) The second recital of the Deed of Trust shall be amended to reflect an amount of $75,797,872.34, which is to be repaid to Beneficiary pursuant to the terms of the Lease.

(d) The third recital of the Deed of Trust, in subparagraph (iii), shall be amended in its entirety to refer to "any other obligation or agreement of Trustor under the Operative Documents, as such documents are defined in the Lease."

(e) Sections 1.02(b)(2) and 1.02(b)(3) shall be amended to increase the amount of proceeds payable directly to Trustor from $250,000.00 to $2,000,000.00, in accordance with the Lease.

(f) Section 3.02 shall be amended to delete the reference to Article VII.

(g) Section 3.05(k) shall be amended to delete the reference to Article VII.

(h) Section 5.04 shall be amended to include a new paragraph (c) as follows:

(c) Copies of all Notices to Trustor or Beneficiary shall be given to Administrative Agent as follows:

ABN AMRO Bank N.V.
Syndications Group
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attn: Linda Boardman

and to:

ABN AMRO Bank, N.V.
101 California Street, Suite 4550
San Francisco, CA 94111-5812
Attn: Jamie Dillon

4. *Representations and Warranties.* Trustor represents and warrants (1) that no Event of Default exists under the Deed of Trust as of the date hereof; (2) Trustor has the full right and authority to enter into this Amendment and the persons signing this Amendment have full power and authority to bind Trustor; (3) the Deed of Trust has not been amended except as set forth in this Amendment; and (4) there has been no prior pledge or assignment by Trustor of the Deed of Trust.

5. *Existing Deed of Trust.* Except to the extent specifically amended hereby, all terms and conditions of the Deed of Trust remain in full force and effect.

[Signatures begin on next page.]

IN WITNESS WHEREOF, Trustor and Beneficiary have executed this Amendment as of the date and year first written above.

"TRUSTOR"

ADOBE SYSTEMS INCORPORATED, a Delaware corporation

By: /s/ Harold L. Covert

Name: Harold L. Covert

Its: Executive Vice President and Chief Financial Officer

(Signatures continue on next page)

(All signatures must be acknowledged)

"BENEFICIARY"

SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By: /s/ William M. Ginn
Name: William M. Ginn
Its: President

[All Signatures must be acknowledged.]

Exhibit A

LEGAL DESCRIPTION (LEASEHOLD INTEREST)

Prepared By
and
When Recorded Return To:

Sumitomo Bank Leasing and Finance, Inc.
c/o Graham & James LLP
One Maritime Plaza, Suite 300
San Francisco, California 94111-3492
Attention: Gary S. Hand, Esq.

SECOND AMENDMENT TO
DEED OF TRUST, FINANCING STATEMENT, SECURITY AGREEMENT
AND FIXTURE FILING (WITH ASSIGNMENT OF RENTS AND LEASES)

THIS SECOND AMENDMENT TO DEED OF TRUST, FINANCING STATEMENT, SECURITY AGREEMENT AND FIXTURE FILING (WITH ASSIGNMENT OF RENTS AND LEASES) (this "Amendment") is made and entered into as of August 11, 1999, by and between SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("Beneficiary"), and ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("Trustor").

Recitals:

A. In connection with that certain Sublease of the Land and Lease of the Improvements dated October 12, 1994, Trustor executed and delivered that certain Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases) dated as of October 12, 1994, to First American Title Guaranty Company ("Trustee") for the benefit Beneficiary, recorded October 12, 1994, in Official Records of Santa Clara County, California, as Instrument No. 12684590, as amended by that certain First Amendment thereto dated as of August 15, 1996, and recorded August 15, 1996, in the Official Records of Santa Clara County, California, as Instrument No. 13410225 (as so amended, the "Deed of Trust"), under which Deed of Trust Trustor assigned to Trustee, as security and collateral for the Obligations more particularly described therein, for the benefit of the Beneficiary, all of Trustor's rights, interests, and privileges in and to that certain real property situated in Santa Clara County, California, and described in *Exhibit A* attached hereto.

B. Beneficiary and Trustor have agreed to amend the Deed of Trust as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree as follows:

1. *Recitals.* The recitals set forth above are true and correct and are incorporated herein by this reference.

2. *Counterparts; Capitalized Terms.* This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument. All capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Deed of Trust.

3. *Amendments.* The Deed of Trust is hereby amended as follows:

(a) All references in the Deed of Trust to the "Sublease" shall be amended to refer to the Amended, Restated and Consolidated Master Lease of Land and Improvements ("Lease") being entered into concurrently herewith by and between Trustor and Beneficiary.

(b) All references in the Deed of Trust to definitions in the Lease shall be amended to allow for all definitions formerly found in the Lease to be found in Appendix A to the Lease.

(c) The second recital of the Deed of Trust shall be amended to reflect an amount of $66,702,127.66, which is to be repaid to Beneficiary pursuant to the terms of the Lease.

(d) The third recital of the Deed of Trust, in subparagraph (iii), shall be amended in its entirety to refer to "any other obligation or agreement of Trustor under the Operative Documents, as such documents are defined in the Lease."

(e) Sections 1.02(b)(2) and 1.02(b)(3) shall be amended to increase the amount of proceeds payable directly to Trustor from $250,000.00 to $2,000,000.00, in accordance with the Lease.

(f) Section 3.02 shall be amended to delete the references to Article VII and Section 3.03

(g) Section 3.03 shall be deleted in its entirety as the Pledge Agreement is being terminated on even date herewith.

(h) Section 3.06(k) shall be amended to delete the reference to Article VII.

(i) Section 5.04 shall be amended to change the notice address for Beneficiary in paragraph (a) and to include a new paragraph (c) as follows:

Sumitomo Bank Leasing and Finance, Inc.
277 Park Avenue
New York, NY 10172
Attn: Chief Credit Officer

(c) Copies of all Notices to Trustor or Beneficiary shall be given to Administrative Agent as follows:

ABN AMRO Bank N.V.
Syndications Group
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attn: Linda Boardman

and to:

ABN AMRO Bank, N.V.
101 California Street, Suite 4550
San Francisco, CA 94111-5812
Attn: Jamie Dillon

4. *Representations and Warranties.* Trustor represents and warrants (1) that no Event of Default exists under the Deed of Trust as of the date hereof; (2) Trustor has the full right and authority to enter into this Amendment and the persons signing this Amendment have full power and authority to bind Trustor; (3) the Deed of Trust has not been amended except as set forth in this Amendment; and (4) there has been no prior pledge or assignment by Trustor of the Deed of Trust.

5. *Existing Deed of Trust.* Except to the extent specifically amended hereby, all terms and conditions of the Deed of Trust remain in full force and effect.

[Signatures begin on next page.]

IN WITNESS WHEREOF, Trustor and Beneficiary have executed this Amendment as of the date and year first written above.

"TRUSTOR"

ADOBE SYSTEMS INCORPORATED,
a Delaware corporation

By: /s/ Harold L. Covert

Name: Harold L. Covert

Its: Executive Vice President and Chief Financial Officer

(Signatures continue on next page)

(All signatures must be acknowledged)

"BENEFICIARY"

SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By: /s/ William M. Ginn

Name: William M. Ginn

Its: President

[All Signatures must be acknowledged.]

Exhibit A

LEGAL DESCRIPTION (LEASEHOLD INTEREST)

RECORDING REQUESTED BY, AND
WHEN RECORDED, RETURN TO:

ABN Amro Bank, N.V.
c/o Orrick Herrington & Sutcliffe, LLP
Old Federal Reserve Bank Building
401 Sansome Street
San Francisco, CA 94111
Attn: Thomas Y. Coleman, Esq.

DEED OF TRUST, SECURITY AGREEMENT, FIXTURE FILING AND ASSIGNMENT OF RENTS (RENT PURCHASERS—LEASE SUPPLEMENT NO. 1)

THIS DEED OF TRUST, SECURITY AGREEMENT, FIXTURE FILING AND ASSIGNMENT OF RENTS ("Deed of Trust"), is made effective this 11th day of August, 1999, by SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("Trustor"), to FIRST AMERICAN TITLE INSURANCE COMPANY, a California corporation ("Trustee"), for the use and benefit of ABN AMRO Bank N.V. as Administrative Agent for the Rent Purchasers (as further described below) ("Beneficiary");

WHEREAS, the Redevelopment Agency of the City of San Jose ("SJRDA"), as ground lessor, and Trustor, as ground lessee, have executed that certain Ground Lease, dated October 12, 1994, a memorandum of which has been recorded with the Santa Clara County Recorder as document number 12684585 (the "Ground Lease");

WHEREAS, Trustor has entered into that certain Amended, Restated and Consolidated Master Lease dated August , 1999 ("Lease"), pursuant to which Trustor subleased that certain land leased under the Ground Lease and leased the improvements constructed thereon to Adobe Systems Incorporated ("Tenant"), which land and improvements are located in San Jose, California, as more particularly described in the Lease and Lease Supplement No. 1 thereto and on *Exhibit "A"* attached hereto and incorporated herein by this reference;

WHEREAS, concurrently herewith Trustor is entering into that certain Participation Agreement and Rent Purchase Agreement with Beneficiary of even date herewith, for the purpose of selling a portion of the rents and other sums received from Tenant to a number of financial institutions (the "Rent Purchasers") pursuant to the Participation Agreement and the Rent Purchase Agreement;

WHEREAS, Tenant has executed for the benefit of Trustor that certain Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases) dated and recorded on October 12, 1994, with the Santa Clara County Recorder as document number 12684590, as amended by that certain First Amendment to Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases), dated as of August 15, 1996, and record on August 15, 1996, as document number 13410225 and that certain Second Amendment to Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases) dated and to be recorded on even date herewith with the Santa Clara County Recorder, Official Records (collectively referred to herein as the "SBLF Deed of Trust ");

WHEREAS, Trustor has agreed to perform certain obligations under the Lease, the Rent Purchase Agreement, the Participation Agreement and other documents delivered in connection therewith (collectively referred to herein as the "Operative Documents"), including the obligation to share funds it receives from Tenant under the Operative Documents with Beneficiary and the Rent Purchasers as provided in the Rent Purchase Agreement, and Beneficiary desires to secure such obligations and agreements of Trustor;

WHEREAS, it has been agreed that the payment and performance of the Secured Obligations (as defined below) shall be secured by a conveyance of certain property as hereinafter described;

WHEREAS, unless otherwise indicated in this Deed of Trust each term used but not defined herein shall have the meaning given such term in Appendix A to the Lease; and

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to secure the due and punctual payment in full by Trustor, whether at stated maturity, by acceleration or otherwise, and performance of the Secured Obligations, Trustor does hereby, give, grant, bargain, sell, warrant, convey, mortgage, transfer, grant a security interest in, set over, deliver, confirm and convey unto Trustee, in trust, with power of sale and right of entry as hereinbelow provided, upon the terms and conditions of this Deed of Trust, the following "Mortgaged Property" described hereinafter to the extent of Trustor's estate, right, title and interest therein, thereto or thereunder:

1. *Grant and Assignment.* Subject and subordinate to the priority of the SBLF Deed of Trust and the Lease and the rights of Tenant thereunder, and for good and valuable consideration, Trustor hereby irrevocably and unconditionally grants, transfers and assigns to Trustee, in trust, for the benefit of Beneficiary, with power of sale and right of reentry and possession, all right, title and interest of Trustor in or to the following property described below:

ALL of Trustor's interest under the Ground Lease in those certain lots, pieces or parcels of land located in the City of San Jose, the County of Santa Clara and the State of California, as more particularly described in Exhibit "A" attached hereto, as the description of the same may be amended, modified or supplemented from time to time, and all rights, title and interest of Trustor therein, including Trustor's right, title and interest in said real property, including such interests under the Ground Lease and Trustor's option to purchase the Land pursuant to *Section 209* of the Ground Lease, and all and singular reversions or remainders in and to said land and the tenements, hereditaments, transferable entitlements and development rights, easements (in gross and/or appurtenant) existing as of the date hereof or arising thereafter, agreements, rights-of-way or use rights (including alley, drainage, horticultural, mineral, mining, water, oil and gas rights and any other rights to produce or share in the production of anything therefrom or attributable thereto), privileges, royalties and appurtenances to said land, now or hereafter belonging or in anyway appertaining thereto, including any such right, title, interest in, to or under any agreement or right granting, conveying or creating, for the benefit of said land, any easement, right or license in any way affecting said land/or other land and in, to or under any streets, ways, alleys, vaults, gores or strips of land adjoining said land or any parcel thereof, or in or to the air space over said land, all rights of ingress and egress with respect to said land, and all claims or demands of Trustor, either at law or in equity, in possession or expectancy, of, in or to the same (collectively, "Leasehold Interest").

TOGETHER with all buildings, structures, facilities, landscaping and other improvements now or hereafter located on the Leasehold Interest, and all appurtenances and additions thereof and betterments, renewals, substitutions and replacements thereof (collectively, "Improvements");

TOGETHER with all equipment, machinery, fixtures, chattels, furniture, furnishings and other articles of tangible personal property and any additions to, substitutions for, changes in or replacements of the whole or any part thereof now or at any time hereafter affixed to, attached to, placed upon or used in any way in connection with the use, enjoyment, occupancy or operation of the Leasehold Interest and Improvements or any portion thereof, including all building materials and equipment now or hereafter delivered to the Leasehold Interest and Improvements and intended to be installed in or about the same, and all inventory, accounts, deposit accounts, accounts receivable, contract rights, development and use rights, permits, licenses, applications,

architectural and engineering plans, specifications and drawings, chattel paper, instruments, documents, notes, drafts and letters of credit arising from or related to the Improvements and any business conducted thereon by Trustor and any other intangible personal property and rights relating to the Improvements or any part thereof or to the operation thereof or used in connection therewith, including, without limitation, tradenames and trademarks (collectively "Personal Property");

TOGETHER with all proceeds (including claims or demands thereto) from the conversion, voluntary or involuntary, of any of the Leasehold Interest, Improvements or Personal Property into cash or liquidated claims, including, without limitation, proceeds of all present and future fire, hazard or casualty insurance policies and all condemnation awards or payments in lieu thereof made by any public body or decree by any court of competent jurisdiction for taking or for degradation of the value in any condemnation or eminent domain proceeding, and all causes of action and the proceeds thereof of all types for any damage or injury to the Improvements or Personal Property or any part thereof, including, without limitation, causes of action arising in tort or contract and causes of action for fraud or concealment of a material fact, and all claims, causes of action and recoveries by settlement or otherwise for any damage to, or loss, taking or diminution in the value of, any of the Mortgaged Property or for any material breach (or rejection in bankruptcy) by Tenant of the Lease or any other lease of the Mortgaged Property from Trustor (collectively "Proceeds");

IN ADDITION and subject and subordinate to the priority of SBLF Deed of Trust and the Lease and the rights of Tenant thereunder, Trustor absolutely and irrevocably assigns to Beneficiary all right, title and interest of Trustor in and to the Lease and all Base Rent and Additional Rent to be paid by Tenant under the Lease, and all other leases or subleases entered into and all rents payable now or hereafter with respect to the Mortgaged Property and all security for such leases, subleases and rents, including the SBLF Deed of Trust and any other Security Instruments (collectively, "Rents"); *provided, however*, that (i) until an Event of Default hereunder, neither the assignment of Lease, Ground Lease and Rents hereunder, nor any provisions contained in this Deed of Trust with respect to the Rents shall be deemed to amend, modify or otherwise affect the relative rights between Beneficiary and Trustor under the Participation Agreement and the Rent Purchase Agreement, and (ii) until an Event of Default hereunder, in the event that any term or provision of this Deed of Trust would otherwise be deemed to modify or contradict the terms or provisions of the Participation Agreement and the Rent Purchase Agreement, the provisions of the Participation Agreement and the Rent Purchase Agreement shall control and the terms of the Deed of Trust shall not apply. Upon an Event of Default hereunder, this Deed of Trust shall control all relative rights between Beneficiary and Trustor under the Participation Agreement and the Rent Purchase Agreement.

The Leasehold Interest, Improvements, Personal Property, Proceeds, Rents, and all other right, title and interest of Trustor described above are hereinafter collectively referred to as "Mortgaged Property."

2. *Obligations Secured.* Trustor makes this Deed of Trust, for the purpose of securing the performance of the obligations of Trustor under the Operative Documents, including the obligation to share Rents received by it from Tenant with Beneficiary and the Rent Purchasers in accordance with the terms of the Rent Purchase Agreement and Participation Agreement. The obligations of Trustor secured by this Deed of Trust are herein collectively called the "Secured Obligations." All persons who may have or acquire an interest in the Mortgaged Property shall be deemed to have notice of, and shall be bound by, the terms of this Deed of Trust and any other instruments or documents made or entered into in connection herewith and each of the Secured Obligations.

3. *Leases and Rents.*

a. The assignment of the Lease and Rents set forth above shall not impose upon Beneficiary any duty to produce Rents from the Mortgaged Property or cause Beneficiary to be (i) a "mortgagee in possession" for any purpose, or (ii) responsible for performing any of the obligations of the Landlord under the Lease. The foregoing assignment is an absolute assignment and not an assignment for security only and Beneficiary's right to the Rents is not contingent upon its possession of the Mortgaged Property. Beneficiary confers upon Trustor the authority to collect and retain the Rents as they become due and payable subject to and in accordance with the terms of the Rent Purchase Agreement and Participation Agreement, which authority shall be terminated upon an Event of Default under this Deed of Trust.

b. Upon an Event of Default under this Deed of Trust, Trustor irrevocably appoints Beneficiary as its true and lawful attorney-in-fact, at the option of Beneficiary, to demand, receive and enforce payment, to give receipts, releases and satisfaction and to sue, in the name of Trustor or Beneficiary, for the Lease and Rents and apply the same to the Secured Obligations.

4. *Representations and Warranties.*

Trustor acknowledges, represents and warrants that (i) Trustor is a corporation duly organized and validly existing under the laws of the State of Delaware, (ii) the execution, delivery and performance of this Deed of Trust have been duly authorized by all necessary action of Trustor, and (iii) Trustor has not transferred to any other Entity any of its rights, title or interest in the Mortgaged Property, whether by Lien or otherwise, except as provided in the Participation Agreement and the Rent Purchase Agreement.

5. *Insurance and Condemnation Proceeds.*

a. Notwithstanding the provisions of this paragraph 5, Beneficiary and Trustor acknowledge that the provisions of this paragraph 5 are subject and subordinate to the terms of the Lease, the Rent Purchase Agreement and the Participation Agreement with respect to the receipt and application of insurance and condemnation proceeds; and in the event of any inconsistency between the terms of this paragraph 5 and the Lease, the Rent Purchase Agreement and the Participation Agreement the terms of the Lease, the Rent Purchase Agreement and Participation Agreement shall control, including without limitation, the terms regarding the application of insurance proceeds to the restoration, replacement and rebuilding of the Mortgaged Property.

b. So long as no Event of Default hereunder has occurred and is continuing and so long as the Lease has not expired or terminated, all awards of damages and all other compensation payable directly or indirectly by reason of a condemnation for public or private use affecting any interest in any of the Mortgaged Property and all proceeds of any insurance policies payable by reason of loss of or damage to any part of the Mortgaged Property shall be governed by the terms of the Lease, the Rent Purchase Agreement and Participation Agreement. Upon an Event of Default hereunder (which is continuing beyond any applicable notice and cure periods) or upon the expiration or earlier termination of the Lease, all awards of damages and all other compensation payable directly or indirectly by reason of a condemnation for public or private use affecting any interest in any of the Mortgaged Property and all proceeds of any insurance policies payable by reason of loss of or damage to any part of the Mortgaged Property shall be governed by the terms hereof and paid to Beneficiary for distribution in accordance with the terms and conditions set forth in the Lease, the Rent Purchase Agreement and Participation Agreement and Beneficiary shall be entitled to settle and adjust all claims under insurance policies provided hereunder; and Beneficiary may deduct and retain from the proceeds of any insurance the amount of all expenses incurred by Beneficiary in connection with any settlement or adjustment.

c. So long as no Event of Default hereunder has occurred and is continuing and so long as the Lease has not expired or terminated, in case of any damage to the Mortgaged Property or any part thereof, application of all or any insurance proceeds on account of any such damage and restoration of the Mortgaged Property shall be governed by the terms of the Lease, the Rent Purchase Agreement and the Participation Agreement. If an Event of Default has occurred (which is continuing beyond any applicable notice and cure periods), Beneficiary, at Beneficiary's election, may either (1) restore the Mortgaged Property to its condition prior to the damage or destruction, or such other condition as Beneficiary shall elect in its reasonable discretion, or (2) not restore the Mortgaged Property, but perform, or cause to be performed, at Beneficiary's cost and expense (subject to reimbursement from such insurance proceeds or as otherwise provided in the other Operative Documents), any work or service required by any and all statutes, codes, laws, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions and requirements of all federal, state, county, municipal and other governments, departments, commissions, boards, courts, authorities, officials and officers, and any covenants, conditions and restrictions and other matters of record, which now or at any time hereafter are applicable to and enforceable against the Mortgaged Property for the reasonable protection and safety of persons or property, or for the abatement of any nuisance, created by or arising from the casualty or the damage or destruction caused thereby and apply any remaining insurance proceeds to the Secured Obligations; all insurance proceeds on account of any damage to the Mortgaged Property shall be payable to, and deposited with, Beneficiary and, to the extent not applied by Beneficiary to the Mortgage Property as provided above, shall be distributed pursuant to the Rent Purchase Agreement and Participation Agreement and any unapplied, undisbursed insurance proceeds remaining with Beneficiary shall inure to the benefit of and pass to the owner or purchaser of the Mortgaged Property or any part of it at any foreclosure or trustee's sale (or, in the case of the personal property alone, at any public or private sale).

6. *Liens, Encumbrances and Charges.* Trustor shall immediately discharge any lien, claim or encumbrance which is not caused or permitted by Beneficiary to be incurred or which is not approved by Beneficiary in writing and which has or may attain priority over this Deed of Trust; provided that Trustor shall not be required to discharge any lien, claim or encumbrance which is a Permitted Lien (as defined in the Lease).

7. *Beneficiary's Powers.* Except for claims or actions arising, directly or indirectly, from or in any way related to Beneficiary's obligations or liabilities under the Operative Documents, and in Trustor's absence or failure to commence, appear in, defend or prosecute any assigned claim or action relating to the Mortgaged Property after notice and a reasonable opportunity to do so, Beneficiary may, provided that any such action is permitted by and not in violation of the terms of the Lease, the Rent Purchase Agreement and Participation Agreement, commence, appear in, defend or prosecute any assigned claim or action relating to the Mortgaged Property; and Beneficiary may adjust, compromise, settle and collect all claims and awards assigned to Beneficiary. Without affecting the liability of any other person liable for the payment of any obligation herein mentioned, and without affecting the lien or charge of this Deed of Trust upon any portion of the Mortgaged Property not then or theretofore released as security for the full amount of the Secured Obligations, and without affecting Beneficiary's obligations under the any of the Operative Documents, Beneficiary may, from time to time and without notice (i) release any person so liable, (ii) extend the maturity or alter any of the terms of any such obligation, (iii) grant other indulgences, (iv) release or reconvey, or cause to be released or reconveyed, at any time and at Beneficiary's option, any parcel, portion or all of the Mortgaged Property, (v) take or release any other or additional security for any Secured Obligation or (vi) compromise or make other arrangements with debtors in relation thereto.

8. *Trustee's Powers.* At any time, or from time to time, without liability therefor and without notice, upon written request of Beneficiary and, as between Trustee and Beneficiary, at Beneficiary's sole expense, and without affecting the effect of this Deed of Trust upon the remainder of the

Mortgaged Property, Trustee may (i) reconvey any part of the Mortgaged Property, (ii) consent in writing to the making of any map or plat thereof, (iii) join in granting any easement thereon, or (iv) join in any extension agreement or any agreement subordinating the lien or charge hereof. The grantee in any reconveyance may be described as the "person or persons legally entitled thereto," and the recitals therein of any matters or facts shall be conclusive proof of the truthfulness thereof.

9. *Security Agreement: Fixture Filing.*

a. Trustor hereby grants, assigns and transfers to Beneficiary a security interest in and to the Personal Property and the Proceeds (collectively "Collateral"); and this Deed of Trust shall constitute a security agreement pursuant to the Uniform Commercial Code of the State of California ("UCC") with respect to the Collateral. For purposes of treating this Deed of Trust as a security agreement, Trustor shall be deemed to be the "Debtor" and Beneficiary the "Secured Party."

b. Trustor maintains a place of business in the State of New York at the addresses set forth in this Deed of Trust; and Trustor will notify Beneficiary in writing of any change in its place of business.

c. At the request of Beneficiary, Trustor shall join Beneficiary in executing one or more financing statements and continuations and amendments thereof pursuant to the UCC in form satisfactory to Beneficiary; and Trustor will pay the cost of filing the same in all public offices wherever filing is deemed by Beneficiary to be necessary or desirable. In the event either Trustor fails to execute such documents, Trustor hereby authorizes Beneficiary to file such financing statements and irrevocably constitutes and appoints Beneficiary, or any officer of Beneficiary, as its true and lawful attorney-in-fact to execute the same on behalf of such Trustor.

d. Upon the occurrence of an Event of Default, Beneficiary shall have with respect to Trustor's interest in the Collateral, the rights and remedies as stated in this Deed of Trust.

e. Portions of the Mortgaged Property are goods which are or are to become fixtures relating to the Leasehold Interest and/or Improvements, and Trustor covenants and agrees that the filing of this Deed of Trust in the real estate records of the county where the Improvements are located shall also operate from the time of filing as a fixture filing in accordance with Section 9313 of the California Uniform Commercial Code.

10. *Transfers.* Except as permitted under the Operative Documents, Trustor covenants that neither Trustor nor the directors, shareholders or affiliates of Trustor shall, without Beneficiary's written consent directly or indirectly sell, transfer or convey or further pledge, encumber, hypothecate, mortgage, assign or lease, whether voluntary, involuntary or by operation of law, or suffer or permit the same, all or any part of the Mortgaged Property.

11. *Event of Default.* Each of the following events is an "Event of Default" hereunder:

a. The failure of Trustor to distribute any Rents then in its possession to Beneficiary or the Rent Purchasers in accordance with and pursuant to the terms of the Rent Purchase Agreement and the Participation Agreement which Beneficiary and the Rent Purchasers are entitled to pursuant to Article 3 of the Rent Purchase Agreement and such failure continues for a period of five (5) Business Days following the date of receipt by Trustor of such Rents; or any other material breach of Trustor's obligations to Beneficiary or the Rent Purchasers pursuant to the Rent Purchase Agreement or Participation Agreement which breach continues for a period of thirty (30) days following the date of receipt by Trustor of written notice of such breach;

b. Trustor shall become insolvent or generally shall not be paying its debts as they become due, as defined in the Bankruptcy Reform Act, Title 11 of the United States Code, as amended from time to time (which Act, as amended, is herein called the "Bankruptcy Code"), or shall file a voluntary petition in bankruptcy seeking to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Code or under any other state or federal law relating to

bankruptcy or other relief for debtors, whether now or hereafter in effect, or shall consent to or suffer the entry of any order for relief in any involuntary case under the Bankruptcy Code, or shall be the defendant or subject of any involuntary petition filed under the Bankruptcy Code (which involuntary petition continues for a period of thirty (30) days), or shall make an assignment for the benefit of creditors;

c. Any court (or similar tribunal) having jurisdiction over Trustor or any Mortgaged Property or other property of Trustor shall enter a decree or order appointing a receiver, trustee, guardian, conservator, assignee in bankruptcy or insolvency of Trustor or of any other real property or of any other significant asset of Trustor, or shall enter a decree or order for relief in any involuntary case under the Bankruptcy Code; or

d. Trustor shall dissolve, liquidate or wind up its affairs or shall bring any legal action or take any other action contemplating such dissolution, liquidation or winding up.

12. *Remedies.* Upon the occurrence of an Event of Default (after expiration of any applicable notice or cure period), Beneficiary shall have all of the following rights and remedies:

a. Apply to any court of competent jurisdiction for, and obtain the appointment of, a receiver for the Mortgaged Property.

b. Bring an action in any court of competent jurisdiction to obtain specific enforcement of the Secured Obligations.

c. Collect all Rents and Proceeds and distribute the same in accordance with the terms of the Rent Purchase Agreement and Participation Agreement.

d. Elect to sell by power of sale the Mortgaged Property which is Improvements or which Beneficiary has elected to treat as Improvements and, upon such election, such notice of Event of Default and election to sell shall be given as may then be required by law. Thereafter, upon the expiration of such time and the giving of such notice of sale as may then be required by law, at the time and place specified in the notice of sale, Trustee shall sell such property, or any portion thereof specified by Beneficiary, at public auction to the highest bidder for cash in lawful money of the United States. Trustee may, and upon request of Beneficiary shall, from time to time, postpone the sale by public announcement thereof at the time and place noticed therefor. If the Mortgaged Property consists of several lots, parcels or interests, Beneficiary may designate the order in which the same shall be offered for sale or sold. Trustor waives all rights to direct the order in which any of the Mortgaged Property will be sold in the event of any sale under this Deed of Trust, and also any of right to have any of the Mortgaged Property marshalled upon any sale. In the case of a sale under this Deed of Trust, the said property, real, personal and mixed, may be sold in one parcel or more than one parcel. Should Beneficiary desire that more than one such sale or other disposition be conducted, Beneficiary may, at its option, cause the same to be conducted simultaneously, or successively on the same day, or at such different days or times and in such order as Beneficiary may deem to be in its best interest. Any person, including a Trustor, Trustee or Beneficiary, may purchase at the sale. Upon any sale, Trustee shall execute and deliver to the purchaser or purchasers a deed or deeds conveying the property so sold, but without any covenant or warranty whatsoever, express or implied, whereupon such purchaser or purchasers shall be let into immediate possession. Beneficiary, from time to time before the trustee's sale pursuant to this section, may rescind any notice of breach or default and of election to cause to be sold the Mortgaged Property by executing and delivering to Trustee a written notice of such rescission, which notice, shall also constitute a cancellation of any prior declaration of default and demand for sale. The exercise by Beneficiary of such right of rescission shall not constitute a waiver of any breach or default then existing or subsequently occurring or impair the right of Beneficiary to execute and deliver to Trustee, as above provided, other declarations of default

and demand for sale, and notices of breach or default, the obligations hereof, nor otherwise affect any provision, covenant or condition of this Deed of Trust or any of the rights, obligations or remedies of the parties thereunder or hereunder.

e. Bring an action in any court of competent jurisdiction to judicially foreclose the security interest in the Mortgaged Property granted hereby.

f. Exercise any or all of the remedies granted to a secured party under the UCC.

g. To exercise any other right, power or remedy permitted to it by law, either by suit in equity or by action at law, or both.

h. Except as otherwise required by law, apply the proceeds of any foreclosure or disposition hereunder to payment of the following: (i) the expenses of such foreclosure or disposition; (ii) the cost of any search or other evidence of title procured in connection therewith and revenue stamps on any deed or conveyance; (iii) all sums expended under the terms hereof, not then repaid, with accrued interest in the amount provided herein; (iv) all other sums secured hereby; and (v) the remainder, if any, to the person or persons legally entitled thereto.

i. Upon any sale or sales made under or by virtue of this section, whether made under the power of sale or by virtue of judicial proceedings or of a judgment or decree of foreclosure and sale, Beneficiary may bid for and acquire the Mortgaged Property or any part thereof. In lieu of paying cash for the Mortgaged Property, Beneficiary may make settlement for the purchase price by crediting against the Secured Obligations the sales price of the Mortgaged Property, as adjusted for the expenses of sale and the costs of the action and any other sums for which Trustor is obligated to reimburse Trustee or Beneficiary under this Deed of Trust.

Notwithstanding anything to the contrary set forth in this Section 12, prior to the exercise of any remedies provided for herein, Beneficiary shall notify SJRDA of the occurrence of any Event of Default by Trustor hereunder as provided in Sections 911.1 and 1503 of the Ground Lease and, if such Event of Default shall consist of any failure by Trustor to pay any sum owed to Beneficiary or the Rent Purchasers or to perform any obligation of Trustor under this Deed of Trust, SJRDA shall have the right, but not the obligation, at its election, to cure such Event of Default on behalf of Trustor at any time within thirty (30) days after receipt of such notice from Beneficiary as provided for in Section 911.2 of the Ground Lease.

13. *Releases, Extensions, Modifications and Additional Security.* Without notice to or the consent, approval or agreement of Trustor, any subsequent owner of any part of the Mortgaged Property, any maker, surety, guarantor, or endorser of this Deed of Trust or any other Secured Obligation, or any holder of a lien or other claim on all or any part of the Mortgaged Property, whether senior or subordinate hereto, Beneficiary may, from time to time, do one or more of the following: (i) release any person's liability for the payment of any Secured Obligation, or (ii) accept additional security or release all or a portion of the Mortgaged Property and other security for any Secured Obligation. No such release of liability, taking of additional security, release of security, or other action shall release or reduce the liability of a Trustor, subsequent purchasers of all or any part of the Mortgaged Property, or release or impair the priority of the lien of this Deed of Trust upon any of the Mortgaged Property.

14. *No Waiver.* Any failure by Beneficiary to insist upon the strict performance by a Trustor of any of the terms and provisions of any of this Deed of Trust shall not be deemed to be a waiver of any of the terms and provisions of this Deed of Trust; and Beneficiary, notwithstanding any such failure, shall have the right thereafter to insist upon the strict performance by Trustor of any and all of the terms and provisions of this Deed of Trust. The acceptance by Beneficiary of any sum less than the sum then due shall be deemed an acceptance on account only and shall not constitute a waiver of the obligation of Trustor to pay the entire sum then due. Trustor's failure to pay said entire sum due shall

be and shall continue to be an Event of Default hereunder notwithstanding such acceptance of such lesser amount on account, and Beneficiary shall be entitled to exercise all rights conferred upon it following an Event of Default hereunder notwithstanding such acceptance.

15. *Cumulative.* The rights of Beneficiary arising under this Deed of Trust and the other Operative Documents shall be separate, distinct and cumulative, and none of them shall be in exclusion of the others. All covenants hereof shall be construed as affording to Beneficiary rights additional to and not exclusive of the rights conferred under any applicable law.

16. *Reconveyance.* Upon written request of Beneficiary stating that all sums secured hereby have been paid, and upon surrender of this Deed of Trust to Trustee for cancellation, and upon payment of its fees, Trustee shall reconvey, without warranty, the Mortgaged Property then held hereunder. The recitals in any such reconveyance of any matters or facts shall be conclusive proof of the truth thereof. The grantee in such reconveyance may be described as "the person or persons legally entitled thereto."

17. *Substitution.* Beneficiary may substitute Trustee hereunder in any manner now or hereafter provided by law or, in lieu thereof, Beneficiary may from time to time, by an instrument in writing, substitute a successor or successors to any Trustee named herein or acting hereunder, which instrument, executed and acknowledged by Beneficiary and recorded in the office of the recorder of the county or counties in which the Improvements are situated, shall be conclusive proof of proper substitution of such successor Trustee, who shall thereupon and without conveyance from the predecessor Trustee, succeed to all its title, estate, rights, powers and duties.

18. *Law.* This Deed of Trust shall be governed by and construed in accordance with the laws of the State of California.

19. *Severable.* If any provision of this Deed of Trust or its application to any person or circumstance is held invalid, the other provisions hereof or the application of the provision to other persons or circumstances shall not be affected.

20. *Successors and Assigns.* Each of the covenants and obligations of Trustor set forth in this Deed of Trust and each of the other Operative Documents shall run with the land and shall bind Trustor, their heirs, personal representatives, successors and assigns and all subsequent encumbrancers and tenants of the Mortgaged Property and shall inure to the benefit of Beneficiary and its respective successors and assigns.

21. *Captions.* The captions or headings at the beginning of each section hereof are for the convenience of the parties and are not a part of this Deed of Trust.

22. *Amendments.* This Deed of Trust may only be modified or amended by a written instrument executed by Trustor, Trustee and Beneficiary.

23. *No Other Beneficiaries.* This Deed of Trust is made and entered into for the sole protection and benefit of the Beneficiary on behalf of itself and the Rent Purchasers, and no other person or entity shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with this Deed of Trust.

24. *Notice.* Any notice, demand, consent, approval, direction, agreement or other communication ("Notice") required or permitted hereunder shall be in writing and shall be validly given and effectively served if mailed by United States mail, first class or certified mail, return receipt requested,

postage prepaid, or by hand delivery by a recognized courier service, or by next day delivery by a recognized overnight courier service, courier charges prepaid:

If to Trustor:

Sumitomo Bank Leasing and Finance, Inc.
277 Park Avenue
New York, NY 10172
Attention: Chief Credit Officer

With a copy to:

Graham & James LLP
One Maritime Plaza, Suite 300
San Francisco, CA 94111
Attention: Gary S. Hand, Esq.

If to Beneficiary:

ABN AMRO Bank N.V.
Syndications Group
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attention: Linda Boardman

and to:

ABN AMRO Bank N.V.
San Francisco Representative Office
101 California Street, Suite 4550
San Francisco, CA 94111-5812
Attention: Jamie Dillon

Each such Notice shall be effective upon being personally delivered or actually received. The time period in which a response to any such Notice must be given or any action taken with respect thereto shall commence to run from the date of personal delivery to or receipt of the Notice by the addressee thereof, as reflected on the return receipt of notice. Rejection or other refusal to accept shall be deemed to be receipt of the Notice sent.

Any person shall have the right to specify, from time to time, as its address or addresses for purposes of this Deed of Trust, any other address or addresses. Such Notice of change of address or addresses shall be effective only upon actual receipt.

25. *Time.* Time is of the essence of each provision of this Deed of Trust.

26. *Survival of Warranties.* All representations, warranties, covenants and agreements of Trustor hereunder shall survive the delivery of this Deed of Trust and shall continue in full force and effect until the full and final payment and performance of Trustor's Secured Obligations.

27. *Attorneys' Fees.* In the event any action is brought by Trustor or Beneficiary against the other to enforce or for the breach of any of the terms, covenants or conditions contained in this Deed of Trust, the prevailing party shall be entitled to recover reasonable attorneys' fees to be fixed by the court, together with costs of suit therein incurred.

28. *Liability of Trustor.* Trustor shall not be personally liable for the repayment of any of the Secured Obligations or any other amounts due hereunder, or for any deficiency judgment which Beneficiary may obtain after foreclosure on the Mortgaged Property after default by a Trustor, provided, however, that the defaulting Trustor shall not be exonerated or exculpated from any loss or damage suffered by Beneficiary or the Rent Purchasers as a result of the commission by Trustor of gross negligence or willful misconduct in performing its obligations under the Operative Documents. The foregoing limitations on Trustor's personal liability shall not impair the validity of the Secured Obligations or the lien of or security interest in the Mortgaged Property or the right of the Beneficiary to foreclose and/or enforce the Mortgaged Property after default by Trustor.

29. *Waiver of Jury Trial.* Beneficiary and Trustor each waive trial by jury in any action or other proceeding (including counterclaims), whether at law or equity, brought by Beneficiary or a Trustor against the other on matters arising out of or in any way related to or connected with this Deed of Trust, the Operative Documents, or any transaction contemplated by, or the relationship between Beneficiary and a Trustor, or any action or inaction by any party under, any of the Operative Documents.

30. *Request for Notice.* Pursuant to California Government Code Section 27321.5(b), Trustor hereby requests that a copy of any notice of default and a copy of any notice of sale given pursuant to this Deed of Trust be mailed to Trustor at the address set forth above.

31. *Subordinate Deed of Trust.* This Deed of Trust is and shall remain subject and subordinate in all respects to the SBLF Deed of Trust and the Lease and the rights of Tenant thereunder.

32. *Limitation on Liability.* Notwithstanding any provision herein or in the Operative Documents to the contrary, Beneficiary agrees with Trustor that: (a) Trustor shall not have any personal liability for any of the Secured Obligations; and (b) in the event Beneficiary shall at any time take action to enforce collection of the Secured Obligations, it shall proceed to foreclose under this Deed of Trust instead of instituting suit and if, as a result of such foreclosure and the sale of the property encumbered hereby, a lesser sum is realized therefrom than the amount then due and owing hereunder, Beneficiary shall not institute any action, suit, claim or demand in law or in equity against Trustor for or on account of any deficiency; provided, however, that Trustor shall not be exonerated or exculpated from any loss or damage suffered by Beneficiary or the Rent Purchasers as a result of the commission by Trustor of gross negligence or willful misconduct in performing its obligations under the Operative Documents.

33. *No Merger.* No merger shall occur as a result of Beneficiary's acquiring any other estate in, or any other lien on, the Mortgage Property unless Beneficiary consents to a merger in writing.

[Signatures begin on next page.]

IN WITNESS WHEREOF, this Deed of Trust has been duly executed and acknowledged by the undersigned as of the day and year first above written.

"TRUSTOR"

SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By: /s/ William M. Ginn
Name: William M. Ginn
Its: President

EXHIBIT "A"

[to be attached]

RECORDING REQUESTED BY, AND
WHEN RECORDED, RETURN TO:

ABN Amro Bank, N.V.
c/o Orrick Herrington & Sutcliffe, LLP
Old Federal Reserve Bank Building
401 Sansome Street
San Francisco, CA 94111
Attn: Thomas Y. Coleman, Esq.

DEED OF TRUST, SECURITY AGREEMENT, FIXTURE FILING AND ASSIGNMENT OF RENTS (RENT PURCHASERS—LEASE SUPPLEMENT NO. 2)

THIS DEED OF TRUST, SECURITY AGREEMENT, FIXTURE FILING AND ASSIGNMENT OF RENTS ("Deed of Trust"), is made effective this 11th day of August, 1999, by SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("Trustor"), to FIRST AMERICAN TITLE INSURANCE COMPANY, a California corporation ("Trustee"), for the use and benefit of ABN AMRO Bank N.V. as Administrative Agent for the Rent Purchasers (as further described below) ("Beneficiary");

WHEREAS, the Redevelopment Agency of the City of San Jose ("SJRDA"), as ground lessor, and Trustor, as ground lessee, have executed that certain Ground Lease, dated August 15, 1996, a memorandum of which has been recorded with the Santa Clara County Recorder as document number 13410218 (collectively referred to herein as the "Ground Lease");

WHEREAS, Trustor has entered into that certain Amended, Restated and Consolidated Master Lease dated August , 1999 ("Lease"), pursuant to which Trustor subleased that certain land leased under the Ground Lease and leased certain improvements constructed thereon to Adobe Systems Incorporated ("Tenant"), which land and improvements are located in San Jose, California, as more particularly described in the Lease and Lease Supplement No. 2 thereto and on *Exhibit "A"* attached hereto and incorporated herein by this reference;

WHEREAS, concurrently herewith Trustor is entering into that certain Participation Agreement and Rent Purchase Agreement with Beneficiary of even date herewith, for the purpose of selling a portion of the rents and other sums received from Tenant to a number of financial institutions (the "Rent Purchasers") pursuant to the Participation Agreement and the Rent Purchase Agreement;

WHEREAS, Tenant has executed for the benefit of Trustor that certain Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases) dated and recorded on August 15, 1996, with the Santa Clara County Recorder Official Records as document number 13410223, as amended by that certain First Amendment to Deed of Trust, Financing Statement, Security Agreement and Fixture Filing (with Assignment of Rents and Leases) dated and to be recorded on even date herewith with the Santa Clara County Recorder, Official Records (collectively referred to herein as the "SBLF Deed of Trust");

WHEREAS, Trustor has agreed to perform certain obligations under the Lease, the Rent Purchase Agreement, the Participation Agreement and other documents delivered in connection therewith (collectively referred to herein as the "Operative Documents"), including the obligation to share funds it receives from Tenant under the Operative Documents with Beneficiary and the Rent Purchasers as provided in the Rent Purchase Agreement, and Beneficiary desires to secure such obligations and agreements of Trustor;

WHEREAS, it has been agreed that the payment and performance of the Secured Obligations (as defined below) shall be secured by a conveyance of certain property as hereinafter described;

WHEREAS, unless otherwise indicated in this Deed of Trust each term used but not defined herein shall have the meaning given such term in Appendix A to the Lease; and

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in order to secure the due and punctual payment in full by Trustor, whether at stated maturity, by acceleration or otherwise, and performance of the Secured Obligations, Trustor does hereby, give, grant, bargain, sell, warrant, convey, mortgage, transfer, grant a security interest in, set over, deliver, confirm and convey unto Trustee, in trust, with power of sale and right of entry as hereinbelow provided, upon the terms and conditions of this Deed of Trust, the following "Mortgaged Property" described hereinafter to the extent of Trustor's estate, right, title and interest therein, thereto or thereunder:

1. *Grant and Assignment.* Subject and subordinate to the priority of the SBLF Deed of Trust and the Lease and the rights of Tenant thereunder, and for good and valuable consideration, Trustor hereby irrevocably and unconditionally grants, transfers and assigns to Trustee, in trust, for the benefit of Beneficiary, with power of sale and right of reentry and possession, all right, title and interest of Trustor in or to the following property described below:

ALL of Trustor's interest under the Ground Lease in those certain lots, pieces or parcels of land located in the City of San Jose, the County of Santa Clara and the State of California, as more particularly described in Exhibit "A" attached hereto, as the description of the same may be amended, modified or supplemented from time to time, and all rights, title and interest of Trustor therein, including Trustor's right, title and interest in said real property, including such interests under the Ground Lease and Trustor's option to purchase the Land pursuant to *Section 209* of the Ground Lease, and all and singular reversions or remainders in and to said land and the tenements, hereditaments, transferable entitlements and development rights, easements (in gross and/or appurtenant) existing as of the date hereof or arising thereafter, agreements, rights-of-way or use rights (including alley, drainage, horticultural, mineral, mining, water, oil and gas rights and any other rights to produce or share in the production of anything therefrom or attributable thereto), privileges, royalties and appurtenances to said land, now or hereafter belonging or in anyway appertaining thereto, including any such right, title, interest in, to or under any agreement or right granting, conveying or creating, for the benefit of said land, any easement, right or license in any way affecting said land/or other land and in, to or under any streets, ways, alleys, vaults, gores or strips of land adjoining said land or any parcel thereof, or in or to the air space over said land, all rights of ingress and egress with respect to said land, and all claims or demands of Trustor, either at law or in equity, in possession or expectancy, of, in or to the same (collectively, "Leasehold Interest").

TOGETHER with all buildings, structures, facilities, landscaping and other improvements now or hereafter located on the Leasehold Interest, and all appurtenances and additions thereof and betterments, renewals, substitutions and replacements thereof (collectively, "Improvements");

TOGETHER with all equipment, machinery, fixtures, chattels, furniture, furnishings and other articles of tangible personal property and any additions to, substitutions for, changes in or replacements of the whole or any part thereof now or at any time hereafter affixed to, attached to, placed upon or used in any way in connection with the use, enjoyment, occupancy or operation of the Leasehold Interest and Improvements or any portion thereof, including all building materials and equipment now or hereafter delivered to the Leasehold Interest and Improvements and intended to be installed in or about the same, and all inventory, accounts, deposit accounts, accounts receivable, contract rights, development and use rights, permits, licenses, applications, architectural and engineering plans, specifications and drawings, chattel paper, instruments, documents, notes, drafts and letters of credit arising from or related to the Improvements and

any business conducted thereon by Trustor and any other intangible personal property and rights relating to the Improvements or any part thereof or to the operation thereof or used in connection therewith, including, without limitation, tradenames and trademarks (collectively "Personal Property");

TOGETHER with all proceeds (including claims or demands thereto) from the conversion, voluntary or involuntary, of any of the Leasehold Interest, Improvements or Personal Property into cash or liquidated claims, including, without limitation, proceeds of all present and future fire, hazard or casualty insurance policies and all condemnation awards or payments in lieu thereof made by any public body or decree by any court of competent jurisdiction for taking or for degradation of the value in any condemnation or eminent domain proceeding, and all causes of action and the proceeds thereof of all types for any damage or injury to the Improvements or Personal Property or any part thereof, including, without limitation, causes of action arising in tort or contract and causes of action for fraud or concealment of a material fact, and all claims, causes of action and recoveries by settlement or otherwise for any damage to, or loss, taking or diminution in the value of, any of the Mortgaged Property or for any material breach (or rejection in bankruptcy) by Tenant of the Lease or any other lease of the Mortgaged Property from Trustor (collectively "Proceeds");

IN ADDITION and subject and subordinate to the priority of SBLF Deed of Trust and the Lease and the rights of Tenant thereunder, Trustor absolutely and irrevocably assigns to Beneficiary all right, title and interest of Trustor in and to the Lease and all Base Rent and Additional Rent to be paid by Tenant under the Lease, and all other leases or subleases entered into and all rents payable now or hereafter with respect to the Mortgaged Property and all security for such leases, subleases and rents, including the SBLF Deed of Trust and any other Security Instruments (collectively, "Rents"); *provided, however*, that (i) until an Event of Default hereunder, neither the assignment of Lease, Ground Lease and Rents hereunder, nor any provisions contained in this Deed of Trust with respect to the Rents shall be deemed to amend, modify or otherwise affect the relative rights between Beneficiary and Trustor under the Participation Agreement and the Rent Purchase Agreement, and (ii) until an Event of Default hereunder, in the event that any term or provision of this Deed of Trust would otherwise be deemed to modify or contradict the terms or provisions of the Participation Agreement and the Rent Purchase Agreement, the provisions of the Participation Agreement and the Rent Purchase Agreement shall control and the terms of the Deed of Trust shall not apply. Upon an Event of Default hereunder, this Deed of Trust shall control all relative rights between Beneficiary and Trustor under the Participation Agreement and the Rent Purchase Agreement.

The Leasehold Interest, Improvements, Personal Property, Proceeds, Rents, and all other right, title and interest of Trustor described above are hereinafter collectively referred to as "Mortgaged Property."

2. *Obligations Secured.* Trustor makes this Deed of Trust, for the purpose of securing the performance of the obligations of Trustor under the Operative Documents, including the obligation to share Rents received by it from Tenant with Beneficiary and the Rent Purchasers in accordance with the terms of the Rent Purchase Agreement and Participation Agreement. The obligations of Trustor secured by this Deed of Trust are herein collectively called the "Secured Obligations." All persons who may have or acquire an interest in the Mortgaged Property shall be deemed to have notice of, and shall be bound by, the terms of this Deed of Trust and any other instruments or documents made or entered into in connection herewith and each of the Secured Obligations.

3. *Leases and Rents.*

a. The assignment of the Lease and Rents set forth above shall not impose upon Beneficiary any duty to produce Rents from the Mortgaged Property or cause Beneficiary to be (i) a "mortgagee

in possession" for any purpose, or (ii) responsible for performing any of the obligations of the Landlord under the Lease. The foregoing assignment is an absolute assignment and not an assignment for security only and Beneficiary's right to the Rents is not contingent upon its possession of the Mortgaged Property. Beneficiary confers upon Trustor the authority to collect and retain the Rents as they become due and payable subject to and in accordance with the terms of the Rent Purchase Agreement and Participation Agreement, which authority shall be terminated upon an Event of Default under this Deed of Trust.

b. Upon an Event of Default under this Deed of Trust, Trustor irrevocably appoints Beneficiary as its true and lawful attorney-in-fact, at the option of Beneficiary, to demand, receive and enforce payment, to give receipts, releases and satisfaction and to sue, in the name of Trustor or Beneficiary, for the Lease and Rents and apply the same to the Secured Obligations.

4. *Representations and Warranties.* Trustor acknowledges, represents and warrants that (i) Trustor is a corporation duly organized and validly existing under the laws of the State of Delaware, (ii) the execution, delivery and performance of this Deed of Trust have been duly authorized by all necessary action of Trustor, and (iii) Trustor has not transferred to any other Entity any of its rights, title or interest in the Mortgaged Property, whether by Lien or otherwise, except as provided in the Participation Agreement and the Rent Purchase Agreement.

5. *Insurance and Condemnation Proceeds.*

a. Notwithstanding the provisions of this paragraph 5, Beneficiary and Trustor acknowledge that the provisions of this paragraph 5 are subject and subordinate to the terms of the Lease, the Rent Purchase Agreement and the Participation Agreement with respect to the receipt and application of insurance and condemnation proceeds; and in the event of any inconsistency between the terms of this paragraph 5 and the Lease, the Rent Purchase Agreement and the Participation Agreement the terms of the Lease, the Rent Purchase Agreement and Participation Agreement shall control, including without limitation, the terms regarding the application of insurance proceeds to the restoration, replacement and rebuilding of the Mortgaged Property.

b. So long as no Event of Default hereunder has occurred and is continuing and so long as the Lease has not expired or terminated, all awards of damages and all other compensation payable directly or indirectly by reason of a condemnation for public or private use affecting any interest in any of the Mortgaged Property and all proceeds of any insurance policies payable by reason of loss of or damage to any part of the Mortgaged Property shall be governed by the terms of the Lease, the Rent Purchase Agreement and Participation Agreement. Upon an Event of Default hereunder (which is continuing beyond any applicable notice and cure periods) or upon the expiration or earlier termination of the Lease, all awards of damages and all other compensation payable directly or indirectly by reason of a condemnation for public or private use affecting any interest in any of the Mortgaged Property and all proceeds of any insurance policies payable by reason of loss of or damage to any part of the Mortgaged Property shall be governed by the terms hereof and paid to Beneficiary for distribution in accordance with the terms and conditions set forth in the Lease, the Rent Purchase Agreement and Participation Agreement and Beneficiary shall be entitled to settle and adjust all claims under insurance policies provided hereunder; and Beneficiary may deduct and retain from the proceeds of any insurance the amount of all expenses incurred by Beneficiary in connection with any settlement or adjustment.

c. So long as no Event of Default hereunder has occurred and is continuing and so long as the Lease has not expired or terminated, in case of any damage to the Mortgaged Property or any part thereof, application of all or any insurance proceeds on account of any such damage and restoration of the Mortgaged Property shall be governed by the terms of the Lease, the Rent Purchase Agreement and the Participation Agreement. If an Event of Default has occurred (which is continuing beyond any applicable notice and cure periods), Beneficiary, at Beneficiary's election, may either (1) restore the

Mortgaged Property to its condition prior to the damage or destruction, or such other condition as Beneficiary shall elect in its reasonable discretion, or (2) not restore the Mortgaged Property, but perform, or cause to be performed, at Beneficiary's cost and expense (subject to reimbursement from such insurance proceeds or as otherwise provided in the other Operative Documents), any work or service required by any and all statutes, codes, laws, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions and requirements of all federal, state, county, municipal and other governments, departments, commissions, boards, courts, authorities, officials and officers, and any covenants, conditions and restrictions and other matters of record, which now or at any time hereafter are applicable to and enforceable against the Mortgaged Property for the reasonable protection and safety of persons or property, or for the abatement of any nuisance, created by or arising from the casualty or the damage or destruction caused thereby and apply any remaining insurance proceeds to the Secured Obligations; all insurance proceeds on account of any damage to the Mortgaged Property shall be payable to, and deposited with, Beneficiary and, to the extent not applied by Beneficiary to the Mortgage Property as provided above, shall be distributed pursuant to the Rent Purchase Agreement and Participation Agreement and any unapplied, undisbursed insurance proceeds remaining with Beneficiary shall inure to the benefit of and pass to the owner or purchaser of the Mortgaged Property or any part of it at any foreclosure or trustee's sale (or, in the case of the personal property alone, at any public or private sale).

6. *Liens, Encumbrances and Charges.* Trustor shall immediately discharge any lien, claim or encumbrance which is not caused or permitted by Beneficiary to be incurred or which is not approved by Beneficiary in writing and which has or may attain priority over this Deed of Trust; provided that Trustor shall not be required to discharge any lien, claim or encumbrance which is a Permitted Lien (as defined in the Lease).

7. *Beneficiary's Powers.* Except for claims or actions arising, directly or indirectly, from or in any way related to Beneficiary's obligations or liabilities under the Operative Documents, and in Trustor's absence or failure to commence, appear in, defend or prosecute any assigned claim or action relating to the Mortgaged Property after notice and a reasonable opportunity to do so, Beneficiary may, provided that any such action is permitted by and not in violation of the terms of the Lease, the Rent Purchase Agreement and Participation Agreement, commence, appear in, defend or prosecute any assigned claim or action relating to the Mortgaged Property; and Beneficiary may adjust, compromise, settle and collect all claims and awards assigned to Beneficiary. Without affecting the liability of any other person liable for the payment of any obligation herein mentioned, and without affecting the lien or charge of this Deed of Trust upon any portion of the Mortgaged Property not then or theretofore released as security for the full amount of the Secured Obligations, and without affecting Beneficiary's obligations under the any of the Operative Documents, Beneficiary may, from time to time and without notice (i) release any person so liable, (ii) extend the maturity or alter any of the terms of any such obligation, (iii) grant other indulgences, (iv) release or reconvey, or cause to be released or reconveyed, at any time and at Beneficiary's option, any parcel, portion or all of the Mortgaged Property, (v) take or release any other or additional security for any Secured Obligation or (vi) compromise or make other arrangements with debtors in relation thereto.

8. *Trustee's Powers.* At any time, or from time to time, without liability therefor and without notice, upon written request of Beneficiary and, as between Trustee and Beneficiary, at Beneficiary's sole expense, and without affecting the effect of this Deed of Trust upon the remainder of the Mortgaged Property, Trustee may (i) reconvey any part of the Mortgaged Property, (ii) consent in writing to the making of any map or plat thereof, (iii) join in granting any easement thereon, or (iv) join in any extension agreement or any agreement subordinating the lien or charge hereof. The grantee in any reconveyance may be described as the "person or persons legally entitled thereto," and the recitals therein of any matters or facts shall be conclusive proof of the truthfulness thereof.

9. *Security Agreement: Fixture Filing.*

a. Trustor hereby grants, assigns and transfers to Beneficiary a security interest in and to the Personal Property and the Proceeds (collectively "Collateral"); and this Deed of Trust shall constitute a security agreement pursuant to the Uniform Commercial Code of the State of California ("UCC") with respect to the Collateral. For purposes of treating this Deed of Trust as a security agreement, Trustor shall be deemed to be the "Debtor" and Beneficiary the "Secured Party."

b. Trustor maintains a place of business in the State of New York at the addresses set forth in this Deed of Trust; and Trustor will notify Beneficiary in writing of any change in its place of business.

c. At the request of Beneficiary, Trustor shall join Beneficiary in executing one or more financing statements and continuations and amendments thereof pursuant to the UCC in form satisfactory to Beneficiary; and Trustor will pay the cost of filing the same in all public offices wherever filing is deemed by Beneficiary to be necessary or desirable. In the event either Trustor fails to execute such documents, Trustor hereby authorizes Beneficiary to file such financing statements and irrevocably constitutes and appoints Beneficiary, or any officer of Beneficiary, as its true and lawful attorney-in-fact to execute the same on behalf of such Trustor.

d. Upon the occurrence of an Event of Default, Beneficiary shall have with respect to Trustor's interest in the Collateral, the rights and remedies as stated in this Deed of Trust.

e. Portions of the Mortgaged Property are goods which are or are to become fixtures relating to the Leasehold Interest and/or Improvements, and Trustor covenants and agrees that the filing of this Deed of Trust in the real estate records of the county where the Improvements are located shall also operate from the time of filing as a fixture filing in accordance with Section 9313 of the California Uniform Commercial Code.

10. *Transfers.* Except as permitted under the Operative Documents, Trustor covenants that neither Trustor nor the directors, shareholders or affiliates of Trustor shall, without Beneficiary's written consent directly or indirectly sell, transfer or convey or further pledge, encumber, hypothecate, mortgage, assign or lease, whether voluntary, involuntary or by operation of law, or suffer or permit the same, all or any part of the Mortgaged Property.

11. *Event of Default.* Each of the following events is an "Event of Default" hereunder:

a. The failure of Trustor to distribute any Rents then in its possession to Beneficiary or the Rent Purchasers in accordance with and pursuant to the terms of the Rent Purchase Agreement and the Participation Agreement which Beneficiary and the Rent Purchasers are entitled to pursuant to Article 3 of the Rent Purchase Agreement and such failure continues for a period of five (5)) Business Days following the date of receipt by Trustor of such Rents; or any other material breach of Trustor's obligations to Beneficiary or the Rent Purchasers pursuant to the Rent Purchase Agreement or Participation Agreement which breach continues for a period of thirty (30) days following the date of receipt by Trustor of written notice of such breach;

b. Trustor shall become insolvent or generally shall not be paying its debts as they become due, as defined in the Bankruptcy Reform Act, Title 11 of the United States Code, as amended from time to time (which Act, as amended, is herein called the "Bankruptcy Code"), or shall file a voluntary petition in bankruptcy seeking to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Code or under any other state or federal law relating to bankruptcy or other relief for debtors, whether now or hereafter in effect, or shall consent to or suffer the entry of any order for relief in any involuntary case under the Bankruptcy Code, or shall be the defendant or subject of any involuntary petition filed under the Bankruptcy Code (which involuntary petition continues for a period of thirty (30) days), or shall make an assignment for the benefit of creditors;

c. Any court (or similar tribunal) having jurisdiction over Trustor or any Mortgaged Property or other property of Trustor shall enter a decree or order appointing a receiver, trustee, guardian, conservator, assignee in bankruptcy or insolvency of Trustor or of any other real property or of any other significant asset of Trustor, or shall enter a decree or order for relief in any involuntary case under the Bankruptcy Code; or

d. Trustor shall dissolve, liquidate or wind up its affairs or shall bring any legal action or take any other action contemplating such dissolution, liquidation or winding up.

12. *Remedies.* Upon the occurrence of an Event of Default (after expiration of any applicable notice or cure period), Beneficiary shall have all of the following rights and remedies:

a. Apply to any court of competent jurisdiction for, and obtain the appointment of, a receiver for the Mortgaged Property.

b. Bring an action in any court of competent jurisdiction to obtain specific enforcement of the Secured Obligations.

c. Collect all Rents and Proceeds and distribute the same in accordance with the terms of the Rent Purchase Agreement and Participation Agreement.

d. Elect to sell by power of sale the Mortgaged Property which is Improvements or which Beneficiary has elected to treat as Improvements and, upon such election, such notice of Event of Default and election to sell shall be given as may then be required by law. Thereafter, upon the expiration of such time and the giving of such notice of sale as may then be required by law, at the time and place specified in the notice of sale, Trustee shall sell such property, or any portion thereof specified by Beneficiary, at public auction to the highest bidder for cash in lawful money of the United States. Trustee may, and upon request of Beneficiary shall, from time to time, postpone the sale by public announcement thereof at the time and place noticed therefor. If the Mortgaged Property consists of several lots, parcels or interests, Beneficiary may designate the order in which the same shall be offered for sale or sold. Trustor waives all rights to direct the order in which any of the Mortgaged Property will be sold in the event of any sale under this Deed of Trust, and also any of right to have any of the Mortgaged Property marshalled upon any sale. In the case of a sale under this Deed of Trust, the said property, real, personal and mixed, may be sold in one parcel or more than one parcel. Should Beneficiary desire that more than one such sale or other disposition be conducted, Beneficiary may, at its option, cause the same to be conducted simultaneously, or successively on the same day, or at such different days or times and in such order as Beneficiary may deem to be in its best interest. Any person, including a Trustor, Trustee or Beneficiary, may purchase at the sale. Upon any sale, Trustee shall execute and deliver to the purchaser or purchasers a deed or deeds conveying the property so sold, but without any covenant or warranty whatsoever, express or implied, whereupon such purchaser or purchasers shall be let into immediate possession. Beneficiary, from time to time before the trustee's sale pursuant to this section, may rescind any notice of breach or default and of election to cause to be sold the Mortgaged Property by executing and delivering to Trustee a written notice of such rescission, which notice, shall also constitute a cancellation of any prior declaration of default and demand for sale. The exercise by Beneficiary of such right of rescission shall not constitute a waiver of any breach or default then existing or subsequently occurring or impair the right of Beneficiary to execute and deliver to Trustee, as above provided, other declarations of default and demand for sale, and notices of breach or default, the obligations hereof, nor otherwise affect any provision, covenant or condition of this Deed of Trust or any of the rights, obligations or remedies of the parties thereunder or hereunder.

e. Bring an action in any court of competent jurisdiction to judicially foreclose the security interest in the Mortgaged Property granted hereby.

f. Exercise any or all of the remedies granted to a secured party under the UCC.

g. To exercise any other right, power or remedy permitted to it by law, either by suit in equity or by action at law, or both.

h. Except as otherwise required by law, apply the proceeds of any foreclosure or disposition hereunder to payment of the following: (i) the expenses of such foreclosure or disposition; (ii) the cost of any search or other evidence of title procured in connection therewith and revenue stamps on any deed or conveyance; (iii) all sums expended under the terms hereof, not then repaid, with accrued interest in the amount provided herein; (iv) all other sums secured hereby; and (v) the remainder, if any, to the person or persons legally entitled thereto.

i. Upon any sale or sales made under or by virtue of this section, whether made under the power of sale or by virtue of judicial proceedings or of a judgment or decree of foreclosure and sale, Beneficiary may bid for and acquire the Mortgaged Property or any part thereof. In lieu of paying cash for the Mortgaged Property, Beneficiary may make settlement for the purchase price by crediting against the Secured Obligations the sales price of the Mortgaged Property, as adjusted for the expenses of sale and the costs of the action and any other sums for which Trustor is obligated to reimburse Trustee or Beneficiary under this Deed of Trust.

Notwithstanding anything to the contrary set forth in this Section 12, prior to the exercise of any remedies provided for herein, Beneficiary shall notify SJRDA of the occurrence of any Event of Default by Trustor hereunder as provided in Sections 911.1 and 1503 of the Ground Lease and, if such Event of Default shall consist of any failure by Trustor to pay any sum owed to Beneficiary or the Rent Purchasers or to perform any obligation of Trustor under this Deed of Trust, SJRDA shall have the right, but not the obligation, at its election, to cure such Event of Default on behalf of Trustor at any time within thirty (30) days after receipt of such notice from Beneficiary as provided for in Section 911.2 of the Ground Lease.

13. *Releases, Extensions, Modifications and Additional Security.* Without notice to or the consent, approval or agreement of Trustor, any subsequent owner of any part of the Mortgaged Property, any maker, surety, guarantor, or endorser of this Deed of Trust or any other Secured Obligation, or any holder of a lien or other claim on all or any part of the Mortgaged Property, whether senior or subordinate hereto, Beneficiary may, from time to time, do one or more of the following: (i) release any person's liability for the payment of any Secured Obligation, or (ii) accept additional security or release all or a portion of the Mortgaged Property and other security for any Secured Obligation. No such release of liability, taking of additional security, release of security, or other action shall release or reduce the liability of a Trustor, subsequent purchasers of all or any part of the Mortgaged Property, or release or impair the priority of the lien of this Deed of Trust upon any of the Mortgaged Property.

14. *No Waiver.* Any failure by Beneficiary to insist upon the strict performance by a Trustor of any of the terms and provisions of any of this Deed of Trust shall not be deemed to be a waiver of any of the terms and provisions of this Deed of Trust; and Beneficiary, notwithstanding any such failure, shall have the right thereafter to insist upon the strict performance by Trustor of any and all of the terms and provisions of this Deed of Trust. The acceptance by Beneficiary of any sum less than the sum then due shall be deemed an acceptance on account only and shall not constitute a waiver of the obligation of Trustor to pay the entire sum then due. Trustor's failure to pay said entire sum due shall be and shall continue to be an Event of Default hereunder notwithstanding such acceptance of such lesser amount on account, and Beneficiary shall be entitled to exercise all rights conferred upon it following an Event of Default hereunder notwithstanding such acceptance.

15. *Cumulative.* The rights of Beneficiary arising under this Deed of Trust and the other Operative Documents shall be separate, distinct and cumulative, and none of them shall be in

exclusion of the others. All covenants hereof shall be construed as affording to Beneficiary rights additional to and not exclusive of the rights conferred under any applicable law.

16. *Reconveyance.* Upon written request of Beneficiary stating that all sums secured hereby have been paid, and upon surrender of this Deed of Trust to Trustee for cancellation, and upon payment of its fees, Trustee shall reconvey, without warranty, the Mortgaged Property then held hereunder. The recitals in any such reconveyance of any matters or facts shall be conclusive proof of the truth thereof. The grantee in such reconveyance may be described as "the person or persons legally entitled thereto."

17. *Substitution.* Beneficiary may substitute Trustee hereunder in any manner now or hereafter provided by law or, in lieu thereof, Beneficiary may from time to time, by an instrument in writing, substitute a successor or successors to any Trustee named herein or acting hereunder, which instrument, executed and acknowledged by Beneficiary and recorded in the office of the recorder of the county or counties in which the Improvements are situated, shall be conclusive proof of proper substitution of such successor Trustee, who shall thereupon and without conveyance from the predecessor Trustee, succeed to all its title, estate, rights, powers and duties.

18. *Law.* This Deed of Trust shall be governed by and construed in accordance with the laws of the State of California.

19. *Severable.* If any provision of this Deed of Trust or its application to any person or circumstance is held invalid, the other provisions hereof or the application of the provision to other persons or circumstances shall not be affected.

20. *Successors and Assigns.* Each of the covenants and obligations of Trustor set forth in this Deed of Trust and each of the other Operative Documents shall run with the land and shall bind Trustor, their heirs, personal representatives, successors and assigns and all subsequent encumbrances and tenants of the Mortgaged Property and shall inure to the benefit of Beneficiary and its respective successors and assigns.

21. *Captions.* The captions or headings at the beginning of each section hereof are for the convenience of the parties and are not a part of this Deed of Trust.

22. *Amendments.* This Deed of Trust may only be modified or amended by a written instrument executed by Trustor, Trustee and Beneficiary.

23. *No Other Beneficiaries.* This Deed of Trust is made and entered into for the sole protection and benefit of the Beneficiary on behalf of itself and the Rent Purchasers, and no other person or entity shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with this Deed of Trust.

24. *Notice.* Any notice, demand, consent, approval, direction, agreement or other communication ("Notice") required or permitted hereunder shall be in writing and shall be validly given and effectively served if mailed by United States mail, first class or certified mail, return receipt requested,

postage prepaid, or by hand delivery by a recognized courier service, or by next day delivery by a recognized overnight courier service, courier charges prepaid:

If to Trustor:

Sumitomo Bank Leasing and Finance, Inc.
277 Park Avenue
New York, NY 10172
Attention: Chief Credit Officer

With a copy to:

Graham & James LLP
One Maritime Plaza, Suite 300
San Francisco, CA 94111
Attention: Gary S. Hand, Esq.

If to Beneficiary:

ABN AMRO Bank N.V.
Syndications Group
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attention: Linda Boardman

and to:

ABN AMRO Bank N.V.
San Francisco Representative Office
101 California Street, Suite 4550
San Francisco, CA 94111-5812
Attention: Jamie Dillon

Each such Notice shall be effective upon being personally delivered or actually received. The time period in which a response to any such Notice must be given or any action taken with respect thereto shall commence to run from the date of personal delivery to or receipt of the Notice by the addressee thereof, as reflected on the return receipt of notice. Rejection or other refusal to accept shall be deemed to be receipt of the Notice sent.

Any person shall have the right to specify, from time to time, as its address or addresses for purposes of this Deed of Trust, any other address or addresses. Such Notice of change of address or addresses shall be effective only upon actual receipt.

25. *Time.* Time is of the essence of each provision of this Deed of Trust.

26. *Survival of Warranties.* All representations, warranties, covenants and agreements of Trustor hereunder shall survive the delivery of this Deed of Trust and shall continue in full force and effect until the full and final payment and performance of Trustor's Secured Obligations.

27. *Attorneys' Fees.* In the event any action is brought by Trustor or Beneficiary against the other to enforce or for the breach of any of the terms, covenants or conditions contained in this Deed of Trust, the prevailing party shall be entitled to recover reasonable attorneys' fees to be fixed by the court, together with costs of suit therein incurred.

28. *Liability of Trustor.* Trustor shall not be personally liable for the repayment of any of the Secured Obligations or any other amounts due hereunder, or for any deficiency judgment which Beneficiary may obtain after foreclosure on the Mortgaged Property after default by a Trustor, provided, however, that the defaulting Trustor shall not be exonerated or exculpated from any loss or damage suffered by Beneficiary or the Rent Purchasers as a result of the commission by Trustor of gross negligence or willful misconduct in performing its obligations under the Operative Documents. The foregoing limitations on Trustor's personal liability shall not impair the validity of the Secured Obligations or the lien of or security interest in the Mortgaged Property or the right of the Beneficiary to foreclose and/or enforce the Mortgaged Property after default by Trustor.

29. *Waiver of Jury Trial.* Beneficiary and Trustor each waive trial by jury in any action or other proceeding (including counterclaims), whether at law or equity, brought by Beneficiary or a Trustor against the other on matters arising out of or in any way related to or connected with this Deed of Trust, the Operative Documents, or any transaction contemplated by, or the relationship between Beneficiary and a Trustor, or any action or inaction by any party under, any of the Operative Documents.

30. *Request for Notice.* Pursuant to California Government Code Section 27321.5(b), Trustor hereby requests that a copy of any notice of default and a copy of any notice of sale given pursuant to this Deed of Trust be mailed to Trustor at the address set forth above.

31. *Subordinate Deed of Trust.* This Deed of Trust is and shall remain subject and subordinate in all respects to the SBLF Deed of Trust and the Lease and the rights of Tenant thereunder.

32. *Limitation on Liability.* Notwithstanding any provision herein or in the Operative Documents to the contrary, Beneficiary agrees with Trustor that: (a) Trustor shall not have any personal liability for any of the Secured Obligations; and (b) in the event Beneficiary shall at any time take action to enforce collection of the Secured Obligations, it shall proceed to foreclose under this Deed of Trust instead of instituting suit and if, as a result of such foreclosure and the sale of the property encumbered hereby, a lesser sum is realized therefrom than the amount then due and owing hereunder, Beneficiary shall not institute any action, suit, claim or demand in law or in equity against Trustor for or on account of any deficiency; provided, however, that Trustor shall not be exonerated or exculpated from any loss or damage suffered by Beneficiary or the Rent Purchasers as a result of the commission by Trustor of gross negligence or willful misconduct in performing its obligations under the Operative Documents.

33. *No Merger.* No merger shall occur as a result of Beneficiary's acquiring any other estate in, or any other lien on, the Mortgage Property unless Beneficiary consents to a merger in writing.

[Signatures begin on next page.]

IN WITNESS WHEREOF, this Deed of Trust has been duly executed and acknowledged by the undersigned as of the day and year first above written.

"TRUSTOR"

SUMITOMO BANK LEASING AND FINANCE, INC.,
a Delaware corporation

By: /s/ William M. Ginn

Name: William M. Ginn

Its: President

EXHIBIT "A"

[to be attached]

RENT PURCHASE AGREEMENT

By and Among

SUMITOMO BANK LEASING AND FINANCE, INC.,

a Delaware corporation,

as Landlord,

ABN AMRO BANK N.V.,

as Administrative Agent,

and

Rent Purchasers signatory hereto

RENT PURCHASE AGREEMENT

THIS RENT PURCHASE AGREEMENT, dated as of August 11, 1999 (this "Rent Purchase Agreement"), is by and among **SUMITOMO BANK LEASING AND FINANCE, INC.**, a Delaware corporation ("Landlord"), **ABN AMRO BANK, N.V.**, as agent for the Rent Purchasers (in such capacity, "Administrative Agent"), and each **RENT PURCHASER** signatory hereto (together "Rent Purchasers"), and shall be effective and binding upon each party hereto as of the date specified on its counterpart signature page hereof.

RECITALS:

WHEREAS, Landlord and Adobe Systems Incorporated ("Tenant") are parties to that certain Amended, Restated and Consolidated Master Lease of Land and Improvements, dated August 11, 1999 (the "Lease");

WHEREAS, in connection with the Lease, Landlord has entered into a Participation Agreement, dated August 11, 1999 (the "Participation Agreement"), with Administrative Agent, Rent Purchasers and Tenant;

WHEREAS, pursuant to the Lease, Advances will be made to Tenant from Landlord's funds and the funds of Rent Purchasers, as specified in the Participation Agreement and herein;

WHEREAS, pursuant to the Lease, Landlord will lease the Parcels to Tenant;

WHEREAS, Administrative Agent is acting as agent for the Rent Purchasers pursuant to the Participation Agreement and this Rent Purchase Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereto agree as follows.

SECTION 1.
DEFINITIONS

All defined terms for the Operative Documents are contained in Appendix A to the Lease.

SECTION 2.
PURCHASE AND SALE OF INTERESTS

2.1. *Agreement to Purchase and Sell Lease Investment Balance Debt.*

(a) *Purchase by Rent Purchasers.* On the Funding Date, each Rent Purchaser agrees to purchase interests in the Lease Investment Balance Debt by paying the Acquisition Price, equal to such Rent Purchaser's Percentage of the Commitment Amount as of the Funding Date.

(b) *Sale by Landlord.* Subject to the payment of the Acquisition Price by the respective Rent Purchaser, Landlord does hereby absolutely sell, assign, transfer and convey unto each Rent Purchaser *pro rata* (on the basis of their respective Rent Purchaser's Percentages) all of Landlord's right, title and interest in and to the Rent Purchasers' Interests with respect to Lease Investment Balance Debt; provided that this sale is without recourse to Landlord (except to the extent of its representations and warranties expressly set forth herein).

(c) *Absolute Sale.* The Landlord's sale to the Rent Purchasers herein of the Rent Purchasers' Interests in the Lease Investment Balance Debt is a presently effective, absolute and unconditional assignment and transfer of such Rent Purchasers' Interests.

2.2. *Procedures for Purchase and Sale.*

(a) *Funding on the Funding Date.* Each Rent Purchaser shall provide Funding of the Acquisition Price to be paid by such Rent Purchaser on the Funding Date.

(b) *Method of Payment.* On or prior to the Funding Date, each Rent Purchaser shall make its Acquisition Price available to Administrative Agent prior to 12:00 noon, New York time, in immediately available funds in accordance with Administrative Agent's Wire Transfer Instructions. On the Funding Date, and provided that all of the conditions set forth in *Section 3.2* of the Participation Agreement have been fully satisfied, Administrative Agent will promptly disburse such funds to Landlord in immediately available funds in accordance with Landlord's Wire Transfer Instructions.

(c) *Failure by Rent Purchaser to Fund.* Unless Administrative Agent shall have received notice from a Rent Purchaser prior to the Funding Date that such Rent Purchaser will not make available to Administrative Agent such Rent Purchaser's Acquisition Price, Administrative Agent may assume that such Rent Purchaser will make such Acquisition Price available to Administrative Agent on the Funding Date in accordance with *Section 2.2(b)*, and Administrative Agent shall, in reliance upon such assumption, disburse the full amount of such Acquisition Price to Landlord on such date. In the event any Rent Purchaser shall fail to make available to Administrative Agent the full amount of the Acquisition Price, Administrative Agent shall fund such Acquisition Price payable by such Rent Purchaser, and the amount of the Acquisition Price so funded shall be for the account of such Rent Purchaser. Such Rent Purchaser shall pay to Administrative Agent, on demand the Acquisition Price with interest thereon, which shall accrue on such amount until made available to Administrative Agent at rates equal to (i) the daily Federal Funds Rate during the period from the Funding Date through the third (3rd) Business Day thereafter and (ii) the Default Rate thereafter. A certificate of Administrative Agent submitted to any Rent Purchaser with respect to any amounts owing under this *Section 2.2(c)* shall be conclusive absent manifest error.

(d) *Rent Purchasers' Obligations Several.* The failure of any Rent Purchaser to fund its Acquisition Price shall not relieve any other Rent Purchaser of its obligation hereunder to fund its Acquisition Price, and subject to the provisions of paragraph (c) above, no Rent Purchaser shall be responsible for the failure of any other Rent Purchaser to fund its Acquisition Price on the Funding Date.

SECTION 3.
DISTRIBUTIONS

3.1. *General.*

(a) *Base Rent.* The Landlord's Base Rent Interest and the Rent Purchaser's Base Rent Interest shall be distributed in accordance with the terms of the Participation Agreement.

(b) *Procedure for Deposits in Escrow.* Except as provided in *Section 3.1(a)* and Additional Rent claimed under *Section 5.3* of the Participation Agreement which is not required to be deposited in escrow by the first sentence thereof, funds of any amount constituting a part of the Landlord's Interests or the Rent Purchasers' Interests, shall be placed in escrow, in accordance with *Section 5.4* of the Participation Agreement for distribution to Landlord and to Administrative Agent (for further distribution to the Rent Purchasers), respectively, in the order of priority set forth in *Section 3.2*. Landlord shall in no event be held accountable for any amount in excess of the amounts actually collected by Landlord under the Operative Documents. In the event that Landlord shall fail to place any such funds it receives into escrow within one (1) Business Day of receipt of same, Landlord shall pay to Administrative Agent, for further distribution to the Rent Purchasers, on demand, the amount of such funds to be distributed to Administrative Agent and Rent Purchasers with interest thereon at a rate equal to the daily Federal Funds Rate for the period from the required date of deposit into escrow to the date on which Landlord makes such funds available to Administrative Agent in

immediately available funds. If Landlord does not make such funds available to Administrative Agent, or fails to deposit said funds into escrow in accordance with the terms of the Participation Agreement, within three (3) Business Days after the required date of deposit into escrow, Landlord shall pay to Administrative Agent, for the benefit of the Rent Purchasers, such funds to be distributed to Administrative Agent and Rent Purchasers with interest thereon at the Default Rate, on demand.

(c) *Procedure for Distribution by Administrative Agent.* Administrative Agent shall promptly disburse to the appropriate Rent Purchaser each payment received by Administrative Agent on behalf of such Rent Purchaser pursuant to the wiring instructions given by each Rent Purchaser to Administrative Agent on its counterpart signature page hereto or such other wiring instructions as such Rent Purchaser may hereafter give to Administrative Agent in writing.

(d) *Failure to Pay Administrative Agent.* Unless Administrative Agent shall have received notice from Tenant at least one (1) Business Day prior to the date any payment of Base Rent is due from the Tenant to the Rent Purchasers under the Operative Documents that Tenant will not make such payment in full, Administrative Agent may assume that Tenant will make such payment in full on the due date thereof and Administrative Agent may, in reliance upon such assumption, cause to be distributed to the appropriate Rent Purchaser on such due date an amount equal to the amount of Base Rent then due such Rent Purchaser. If and to the extent Tenant fails to make such payment in full to Administrative Agent each such Rent Purchaser shall repay to Administrative Agent on demand such amount distributed to such Rent Purchaser together with interest thereon for each day from the date such amount is distributed to such Rent Purchaser until the date such Rent Purchaser repays such amount to Administrative Agent, at (i) the Federal Funds Rate for the first three (3) Business Days and (ii) the Default Rate thereafter. A certificate of Administrative Agent submitted to any Rent Purchaser with respect to any amounts owing by such Rent Purchaser under this *Section 3.1(d)* shall be conclusive absent manifest error.

3.2. *Priority.*

(a) *Additional Rent.* All amounts received by Landlord or Administrative Agent constituting any payments of Additional Rent (other than payments of the Purchase Price, the Guaranteed Residual Value, the Termination Amount, any Default Amounts and any Insurance and Condemnation Payments) shall be distributed by Landlord in the following order of priority:

(i) Each payment applied to reimburse Landlord, Administrative Agent or any Rent Purchaser for any fees, costs and expenses incurred by such Entity shall be solely for the account of such Entity.

(ii) All other payments of Additional Rent under the Operative Documents shall be for the benefit of the Entity so specified.

(b) *Purchase Price.* All amounts received by Landlord constituting any payment of Purchase Price shall be deposited into escrow, in accordance with the terms of *Section 5.4* of the Participation Agreement and distributed to the parties, in the following order of priority:

first: to Landlord and Administrative Agent *pro rata* for application to any unpaid amounts of Additional Rent due each of them for the administration or enforcement of the Operative Documents;

second: pro rata (i) so much of such amounts remaining that that does not exceed the Rent Purchasers' Purchase Price Interest shall be paid to Administrative Agent, for distribution to the Rent Purchasers in proportion to their respective Rent Purchaser's Percentages, and (ii) so much of such amounts remaining that does not exceed the Landlord's Purchase Price Interest shall be distributed to Landlord for itself; and

third: the balance, if any, shall be distributed to Landlord for itself (subject to Landlord's obligation to refund to Tenant any overpayment made by Tenant).

(c) *Payments of Guarantee Residual Value.* All amounts received by Landlord constituting any payment of the Guaranteed Residual Value shall be deposited into escrow in accordance with *Section 5.4* of the Participation Agreement and distributed to the parties in the following order of priority:

pro rata: (i) so such of such amount that does not exceed the Rent Purchasers' Guaranteed Residual Value Interest shall be paid to Administrative Agent, for distribution to the Rent Purchasers in proportion to their respective Rent Purchaser's Percentages and (ii) so much of such amount that does not exceed the Landlord's Guaranteed Residual Value Interest shall be paid to Landlord for itself.

(d) *Termination Option.* All amounts received by Landlord constituting any payment of the Termination Amount shall be deposited into escrow, in accordance with the terms of *Section 5.4* of the Participation Agreement, and distributed to the parties in the following order of priority:

first: to Landlord and Administrative Agent *pro rata* for application to any unpaid amounts of Additional Rent due each of them for the administration or enforcement of the Operative Documents;

second: so much of the proceeds remaining that does not exceed the Landlord's Termination Option Interest shall be distributed to Landlord for itself;

third: any portion of the proceeds remaining which exceeds the Landlord's Termination Option Interest shall be paid to Tenant in accordance with *Section 20.2(e)* of the Lease so long as Tenant shall have paid all accrued Base Rent and Additional Rent.

(e) *Default.* All Default Amounts received from the exercise of remedies against the Parcels or Tenant shall be deposited into escrow, in accordance with the terms of *Section 5.4* of the Participation Agreement, and distributed to the parties in the following order of priority:

first: to Landlord and Administrative Agent *pro rata* for application to any unpaid amounts of Additional Rent due each of them for the administration or enforcement of the Operative Documents;

second: pro rata (i) so much of such amounts remaining that does not exceed the Rent Purchasers' Default Interest shall be paid to Administrative Agent, for distribution to the Rent Purchasers in proportion to their respective Rent Purchaser's Percentages, and (ii) so much of such amounts remaining that does not exceed the Landlord's Default Interest shall be distributed to Landlord for itself;

third: the balance, if any, shall be distributed to Landlord for itself.

(f) *Insurance and Condemnation Payments.* All Insurance and Condemnation Payments received by Landlord under *Section 16.4* of the Lease shall be deposited into escrow, in accordance with the terms of *Section 5.4* of the Participation Agreement, and distributed to the parties in the following order of priority:

first: to Landlord and Administrative Agent *pro rata* for application to any unpaid amounts of Additional Rent due each of them for the administration or enforcement of the Operative Documents;

second: such amount remaining shall be distributed *pro rata* (i) to Landlord in proportion to Landlord's Insurance and Condemnation Interest and (ii) to Administrative Agent in proportion

to the Rent Purchasers' Insurance and Condemnation Interest for distribution to the Rent Purchasers in proportion to their respective Rent Purchaser's Percentages; and

third: the balance, if any, shall be retained by Landlord for itself, subject to Landlord's obligation to refund to Tenant any amount in excess of the Purchase Price.

3.3 *Disproportionate Payments, Etc.* If Landlord, Administrative Agent or any Rent Purchaser shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of amounts owed to it in excess of its ratable share of payments on account of such amounts obtained by all parties entitled to such payments, such party shall forthwith purchase from the other Entities entitled to such payments such participations in the payments to be made under the Operative Documents as shall be necessary to cause such purchasing party to share the excess payment ratably with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from such purchasing party, such purchase shall be rescinded and each other party shall repay to the purchasing party the purchase price to the extent of such recovery together with an amount equal to such other party's ratable share (according to the proportion of (i) the amount of such other party's required repayment to (ii) the total amount so recovered from the purchasing party) of any interest or other amount paid or payable by the purchasing party in respect of the total amount so recovered. No Entity shall exercise any right of set-off, banker's lien or similar right against Tenant with respect to the Obligations without the prior written consent of Landlord and Administrative Agent.

SECTION 4.
REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1 *Representations and Warranties of Landlord.* Landlord represents and warrants to Administrative Agent and each Rent Purchaser on the date hereof and on the Funding Date as follows:

(a) *Due Organization, Existence, Power and Authority.* Landlord is duly organized and validly existing in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and authority to enter into and perform its obligations under the Operative Documents and the Ground Leases to which it is a party.

(b) *Due Authorization, Execution and Delivery; No Violation of Law or Contract.* The execution, delivery and performance by Landlord of each Operative Document and Ground Lease executed or to be executed by Landlord has been duly authorized by all necessary corporate action on the part of Landlord and do not require the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Governmental Authority by Landlord, except as contemplated by *Section 3.2* of the Participation Agreement and such as has been duly obtained and is in full force and effect, and do not require any approval of stockholders of Landlord or any approval or consent of any trustee or holders of any indebtedness or obligations of Landlord, and neither the execution and delivery of the Operative Documents and the Ground Leases to which Landlord is a party, nor the consummation of the transactions contemplated thereby, nor compliance by Landlord with any of the terms and provisions thereof will result in the creation of any Lien upon any property of Landlord except such Liens as may be created in favor of Administrative Agent or Landlord pursuant to the Operative Documents or to the knowledge of Landlord will contravene any Legal Requirements binding on Landlord or result in any breach of or constitute any default under any indenture, mortgage, chattel, mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, charter, by-law or other agreement or instrument to which Landlord is a party or by which it or its properties may be bound or affected.

(c) *Enforceability.* Each of the Operative Documents and the Ground Leases to which Landlord is a party has been duly executed and delivered by Landlord and constitutes a legal, valid and binding obligation of Landlord enforceable against Landlord in accordance with the terms hereof,

except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditor's rights generally and general principles of equity.

(d) *No Litigation.* There are no suits or proceedings pending, or, to the best knowledge of Landlord, threatened, against or affecting Landlord before any court, governmental agency or arbitrator, which in the good faith opinion of Landlord, after consultation with counsel, would, if adversely determined, have a material adverse effect on the Rent Purchasers' Interests or the financial condition of Landlord or which would purport to affect the legality, validity or enforceability of the Operative Documents and the Ground Leases to which Landlord is a party.

(e) *Acknowledgment.* Landlord acknowledges receiving a copy of the Operative Documents.

(f) *Chief Executive Office.* Landlord's chief executive office is located at 277 Park Avenue, New York, New York 10172.

4.2 *Representations and Warranties of Administrative Agent.* Administrative Agent represents and warrants to each Rent Purchaser and Landlord on the date hereof and on the Funding Date as follows:

(a) *Due Organization, Existence, Power and Authority.* Administrative Agent is duly organized and validly existing in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and authority to enter into and perform its obligations under the Operative Documents to which it is a party.

(b) *Due Authorization, Execution and Delivery; No Violation of Law or Contract.* The execution, delivery and performance of each Operative Document executed or to be executed by Administrative Agent has been duly authorized by all necessary corporate action on the part of Administrative Agent and do not require the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Governmental Authority by Administrative Agent, except as contemplated by *Section 3.2* of the Participation Agreement and such as has been duly obtained and is in full force and effect, and do not require any approval of stockholders of Administrative Agent or any approval or consent of any trustee or holders of any indebtedness or obligations of Administrative Agent, and neither the execution and delivery of the Operative Documents to which Administrative Agent is a party, nor the consummation of the transactions contemplated thereby, nor compliance by Administrative Agent with any of the terms and provisions thereof will result in the creation of any Lien upon any property of Administrative Agent (except such Liens as may be created in favor of Administrative Agent pursuant to the Operative Documents), or to the knowledge of Administrative Agent will contravene any Legal Requirement binding on Administrative Agent or result in any breach of or constitute any default under any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, charter, by-law or other agreement or instrument to which Administrative Agent is a party or by which it or its properties may be bound or affected.

(c) *Enforceability.* Each of the Operative Documents to which Administrative Agent is a party has been duly executed and delivered by Administrative Agent and constitutes a legal, valid and binding obligation of Administrative Agent enforceable against Administrative Agent in accordance with the terms hereof, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d) *No Litigation.* There are no suits or proceedings pending, or, to the best knowledge of Administrative Agent, threatened, against or affecting Administrative Agent before any court, governmental agency or arbitrator, which in the good faith opinion of Administrative Agent, after consultation with counsel, would, if adversely determined, have a material adverse effect on the Rent Purchasers' Interests or the financial condition of Administrative Agent or which would purport to affect the legality, validity or enforceability of the Operative Documents to which Administrative Agent is a party.

(e) *Instititutional Lender.* The Administrative Agent is a responsible bona fide commercial or savings bank, trust company, insurance company, savings and loan association, building and loan association, investment banking firm, educational institution, pension, retirement or welfare fund, charity, endowment fund or foundation authorized to make loans in the State of California or other responsible financial institution, domestic or foreign.

(f) *Acknowledgment.* Administrative Agent acknowledges receiving a copy of the Operative Documents.

4.3 *Representations and Warranties of Rent Purchasers.* Each Rent Purchaser represents and warrants to Landlord and Administrative Agent on the date hereof and on the Funding Date as follows:

(a) *Due Organization, Existence, Power and Authority.* Such Rent Purchaser is duly organized and validly existing in good standing under the laws of its jurisdiction of incorporation, and has the corporate power and authority to enter into and perform its obligations under the Operative Documents to which such Rent Purchaser is a party.

(b) *Due Authorization, Execution and Delivery; No Violation of Law or Contract.* The execution, delivery and performance by such Rent Purchaser of each Operative Document executed or to be executed by such Rent Purchaser has been duly authorized by all necessary corporate action on the part of such Rent Purchaser and do not require the consent or approval of, the giving of notice to, the registration with, or the taking of any other action in respect of, any Governmental Authority by such Rent Purchaser, except such as has been duly obtained and is in full force and effect and do not require any approval of stockholders of such Rent Purchaser or any approval or consent of any trustee or holders of any indebtedness or obligations of such Rent Purchaser, and neither the execution and delivery thereof, nor the consummation of the transactions contemplated thereby, nor compliance by such Rent Purchaser with any of the terms and provisions thereof will result in the creation of any Lien upon any property of such Rent Purchaser (except such Liens as may be created in favor of Administrative Agent pursuant to the Operative Documents), or to the knowledge of such Rent Purchaser, will contravene any Legal Requirements binding on such Rent Purchaser or result in any breach of or constitute any default under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, bank loan or credit agreement, charter, by-law or other agreement or instrument to which such Rent Purchaser is a party or by which it or its properties may be bound or affected.

(c) *Enforceability.* Each of the Operative Documents to which such Rent Purchaser is a party has been duly executed and delivered by such Rent Purchaser and constitutes a legal, valid and binding obligation of such Rent Purchaser enforceable against such Rent Purchaser in accordance with the terms hereof, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d) *No Litigation.* There are no suits or proceedings pending, or, to the best knowledge of such Rent Purchaser, threatened, against or affecting such Rent Purchaser before any court, governmental agency or arbitrator, which in the good faith opinion of such Rent Purchaser, after consultation with counsel, would, if adversely determined, have a material adverse effect on or the financial condition of such Rent Purchaser or which would purport to affect the legality, validity or enforceability of the Operative Documents to which such Rent Purchaser is a party.

(e) *Institutional Lender.* Such Rent Purchaser is a responsible bona fide commercial or savings bank, trust company, insurance company, savings and loan association, building and loan association, investment banking firm, educational institution, pension, retirement or welfare fund, charity, endowment fund or foundation authorized to make loans in the State of California or other responsible financial institution, domestic or foreign.

(f) *Acknowledgment.* Such Rent Purchaser acknowledges receiving a copy of the Operative Documents.

(g) *Own Account.* Such Rent Purchaser is acquiring its participation interest hereunder for its own account for investment and not with a view to any distribution (as such term is used in Section 2(11) of the Securities Act of 1933) thereof, and, if in the future it should decide to dispose of its participation interest, it understands that it may do so only in compliance with the Securities Act of 1933 and the rules and regulations of the Securities and Exchange Commission thereunder and any applicable state securities laws.

4.4 *Covenants.*

(a) *Performance of Landlord's Obligations.* Neither Administrative Agent nor any Rent Purchaser is hereby obligated to perform or discharge any obligation or duty of Landlord under the Lease, and this Rent Purchase Agreement shall not be deemed to impose upon Administrative Agent, any Rent Purchaser or Landlord any liability or responsibility of any nature for, or pertaining to, the control, maintenance, management or repair of the Parcels.

(b) *Exercise of Rights Under the Lease.* Landlord is not an agent for Rent Purchasers or Administrative Agent and may exercise or refrain from exercising its rights under the Operative Documents in its discretion; *provided, however* that, until all amounts payable to Administrative Agent and Rent Purchasers under the Operative Documents are paid in full, (A) Landlord shall be required to act or to refrain from acting upon the instructions of the Majority Entities upon the occurrence and during the continuance of an Event of Default and Landlord shall at all times be subject to the limitations set forth in *Section 6* and (B) under the circumstances described in *Section 5.7*, Administrative Agent may exercise the rights of Landlord under the Operative Documents. Landlord shall notify Administrative Agent in writing of the occurrence of any Event of Default under the Operative Documents or of any other notice given by Landlord to Tenant under the Operative Documents.

(c) *Return of Distribution.* In the event that Landlord shall be required, as the result of any bankruptcy or insolvency proceeding of Tenant or otherwise, to return to Tenant or pay over to any court or other entity an amount (a "Returned Amount") that was distributed pursuant to *Section 3.2* hereof, each Rent Purchaser shall, on demand from Landlord, pay to Landlord so much of the Returned Amount that was distributed to such Rent Purchaser. On such payment, such Rent Purchaser's right to receive such payment shall be reinstated as if no distribution of the Returned Amount has been made.

SECTION 5.
PROVISIONS RELATING TO ROLE OF PARTIES

5.1. *Role of Landlord.* Subject to *Section 4.4(b)* and *Section 6*, Administrative Agent and Rent Purchasers acknowledge and agree that Landlord shall be responsible for the general administration and servicing of the Lease. In discharging such responsibilities, Landlord shall act in accordance with its customary procedures and practices and using commercially reasonable efforts in the administration and servicing of leases of a type similar to the Lease, exercising the same care and discretion as it would ordinarily exercise for participated leases. Landlord shall retain possession of all of the Operative Documents and all other documents relating to the Lease. Landlord shall provide Administrative Agent with copies of all amendments and supplements to the Operative Documents. Photocopies or duplicate originals of any other Operative Documents, all financial and other information concerning Tenant and/or the Parcels and all other like documents and items prepared or received by Landlord after the date hereof in connection with the Lease shall be supplied by Landlord to Administrative Agent promptly after receipt. Administrative Agent may at all reasonable times at its expense, but subject to reimbursement as provided in *Sections 3.2 and 5.10*, and upon reasonable prior written notice to Landlord, inspect, copy and audit

Landlord's books and records pertaining to the Lease. Administrative Agent shall forward to each Rent Purchaser copies of any document or information supplied to Administrative Agent by Landlord.

The parties agree that Landlord is not a party hereto in its capacity as Landlord under the Lease and Landlord is not assigning, and neither Administrative Agent nor any Rent Purchaser is obtaining, any of the rights or obligations whatsoever of Landlord under the Operative Documents.

5.2. *Immunities.*

(a) *Of Landlord.* Administrative Agent and each Rent Purchaser acknowledges and agrees that Landlord (i) shall not, by reason of this Rent Purchase Agreement, any Operative Document, or otherwise in connection with this transaction, be or be deemed to be a trustee, fiduciary or agent of any kind whatsoever for or on behalf of Administrative Agent or any Rent Purchaser; (ii) shall not have any duties or responsibilities with respect to Administrative Agent or to any Rent Purchaser except those expressly set forth in the Operative Documents; (iii) shall not be responsible to Administrative Agent or any Rent Purchaser for any recitals, statements, representations or warranties contained in any Operative Document, or in any certificate or other document referred to or provided for in, or received by any of them under, the Operative Documents (except to the extent explicitly made by Landlord herein), or for the value, validity, effectiveness, genuineness, enforceability, execution, filing, registration, collectability, recording, perfection, existence, or sufficiency of any Operative Document, or any other document referred to or provided for therein or any Parcels covered by the Lease or for any failure by any person to perform any of its obligations hereunder or thereunder (except for its own breach hereof or thereof) and, except as provided in this Rent Purchase Agreement in connection with Landlord's administration of the Lease and exercise of remedies under the Lease, shall have no duty to inquire into or pass upon any of the foregoing matters; (iv) shall not be required to initiate or conduct any litigation or collection proceedings hereunder or under any Operative Document except to the extent required hereby or to the extent the failure to do so would constitute gross negligence or willful misconduct; (v) shall not be responsible for any mistake of law or fact or any action taken or omitted to be taken by it hereunder or under any Operative Document or any other document or instrument referred to or provided for herein or therein or in connection herewith or therewith, except for its own gross negligence or willful misconduct; (vi) shall not be responsible for any delay, error, omission, or default of any mail, telegraph, cable or wireless agency or operator; and (vii) shall not be responsible for the acts or edicts of any governmental or revenue authority. Landlord may employ agents, designees and attorneys-in-fact and shall not be responsible for the negligence or misconduct of any such parties selected by it with reasonable care.

(b) *Of Administrative Agent.* Each Rent Purchaser and Landlord acknowledges and agrees that Administrative Agent (i) shall not, by reason of this Rent Purchase Agreement, any Operative Document, or otherwise in connection with this transaction, be or be deemed to be a trustee, or fiduciary of any kind whatsoever for or on behalf of any Rent Purchaser or of Landlord; (ii) shall not have any duties or responsibilities with respect to any Rent Purchaser or Landlord except those expressly set forth in the Operative Documents; (iii) shall not be responsible to any Rent Purchaser or Landlord for any recitals, statements, representations or warranties contained in any Operative Document, or in any certificate or other document referred to or provided for in, or received by any of them under, the Operative Documents (except to the extent explicitly made by Administrative Agent herein), or for the value, validity, effectiveness, genuineness, enforceability, execution, filing, registration, collectability, recording, perfection, existence, or sufficiency of any Operative Document, or any other document referred to or provided for therein or any Parcels covered by the Lease or for any failure by any person to perform any of its obligations hereunder or thereunder (except for its own breach hereof or thereof) and, except as provided in this Rent Purchase Agreement and the Participation Agreement, shall have no duty to inquire into or pass upon any of the foregoing matters; (iv) shall not be required to initiate or conduct any litigation or collection proceedings hereunder or under any Operative Document except to the extent required hereby or to the extent the failure to do

so would constitute gross negligence or willful misconduct; (v) shall not be responsible for any mistake of law or fact or any action taken or omitted to be taken by it hereunder or under any Operative Document or any other document or instrument referred to or provided for herein or therein or in connection herewith or therewith, except for its own gross negligence or willful misconduct; (vi) shall not be responsible for any delay, error, omission, or default of any mail, telegraph, cable or wireless agency or operator; and (vii) shall not be responsible for the acts or edicts of Landlord or any governmental or revenue authority. Administrative Agent may employ agents, designees and attorneys-in-fact and shall not be responsible for the negligence or misconduct of any such parties selected by it with reasonable care.

5.3. *Reliance.* Landlord and Administrative Agent shall each be entitled to rely upon any certification, notice, or other communication (including any thereof by telephone, telex, facsimile, telegram or cable) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper person and upon advice and statements of legal counsel, independent accountants and other experts selected by it, unless such reliance would constitute gross negligence or willful misconduct. Neither Landlord nor Administrative Agent shall be required in any way to determine the identity or authority or any person delivering or executing the same. Landlord and Administrative Agent shall each in all cases be fully protected in the acting or in refraining from acting hereunder and under the Operative Documents to the extent such action or failure to act does not constitute gross negligence or willful misconduct, and, any action taken or failure to act pursuant to the terms hereof and thereof shall be binding on each other party to such Operative Document.

5.4. *Injunctions.* If any order, writ, judgment, or decree shall be made or entered by any court affect the rights, duties and obligations of Landlord or Administrative Agent under this Rent Purchase Agreement or any Operative Document, then and in any of such events, Landlord and/or Administrative Agent is authorized, in its sole discretion, to rely upon and comply with such order, writ, judgment, or decree which it is advised by legal counsel of its own choosing is binding upon it under the terms of this Rent Purchase Agreement, the relevant Operative Documents, or otherwise; and, if Landlord and/or Administrative Agent complies with any such order, writ, judgment, or decree, then it shall not be liable to any other Entity by reason of such compliance even though such order, writ, judgment, or decree may be subsequently reversed, modified, deemed inapplicable, annulled, set aside, or vacated.

5.5. *Rights of Landlord and Administrative Agent in their Individual Capacities.* Subject to the terms and provisions hereof, Landlord or Administrative Agent may (without having to account therefor to the other or any Rent Purchaser) accept deposits from, lend money to, and generally engage in any kind of banking, financing, leasing, trust, letter of credit, agency or other business with Tenant (and any of its Affiliates) and may accept fees and other consideration from Tenant for services in connection therewith.

5.6. *Liability.* Except as specifically set forth herein or in the Participation Agreement, neither Landlord nor Administrative Agent or any of their respective affiliates, directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into or verify (a) any statement, warranty or representation made by Tenant in connection with the Operative Documents; (b) the performance or observance of any of the covenants or agreements of Tenant; (c) the satisfaction of any condition specified in the Operative Documents; or (d) the validity, effectiveness or genuineness of any of the Operative Documents or any other instrument or writing furnished in connection herewith or therewith.

5.7. *Default by Landlord.* Landlord agrees that it will not sell, transfer, convey, assign or delegate any of its rights, title, interests or obligations under the Operative Documents except in accordance with the express provisions of the Operative Documents and that it will perform its obligations under the Operative Documents as such obligations are expressly stated therein. In the event Landlord fails to so perform any such obligation, and if such failure continues after ten (10) Business Days' written notice from Administrative Agent, Administrative Agent may cure such failure to perform by Landlord by performing

such obligation on Landlord's behalf, and Landlord shall reimburse Administrative Agent on demand for the reasonable out-of-pocket cost to Administrative Agent of such cure.

5.8 *Successor Administrative Agent.* Subject to the appointment and acceptance of a successor Administrative Agent as provided below, Administrative Agent may resign at any time by giving thirty (30) days prior written notice to Tenant, Landlord and the Rent Purchasers. The Majority Rent Purchasers shall have the right upon thirty (30) days advance written notice to Administrative Agent to remove Administrative Agent from the duties of Administrative Agent under this Rent Purchase Agreement and the Participation Agreement. Upon such resignation or removal the Majority Rent Purchasers shall have the right to appoint a successor Administrative Agent which shall be an Eligible Assignee and shall be reasonably acceptable to Landlord and (if no Event of Default has occurred and is continuing) Tenant. Upon acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from the duties and obligations thereafter arising under the Operative Documents. After any retiring Administrative Agent's resignation or removal hereunder as Administrative Agent, the provisions of this *Section 5* and any other provision of the Operative Documents which by its terms survives the termination of the Operative Documents shall continue in effect in respect of any action taken or omitted to be taken by it while it was acting as Administrative Agent.

5.9 *Authorization.* Administrative Agent is hereby authorized by the Rent Purchasers to execute, deliver and perform each of the Operative Documents to which Administrative Agent is or is intended to be a party and each Rent Purchaser agrees to be bound by all agreements of Administrative Agent contained in the Operative Documents.

5.10 *Indemnification.* Without limiting the obligations of Tenant under any Operative Document, each Rent Purchaser agrees to indemnify Landlord and Administrative Agent (to the extent not reimbursed by Tenant), ratably in accordance with such Rent Purchaser's Percentage, for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against Landlord or Administrative Agent (other than in their capacity as holders of an interest in the Lease Investment Balance Equity or the Lease Investment Balance Debt) in any way relating to or arising out of the Operative Documents or the transactions contemplated thereby or the enforcement of any of the terms thereof, subject to reimbursement on a *pro rata* basis if any such payment is subsequently recovered from Tenant; provided, however, that no Rent Purchaser shall be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the party to be indemnified. Landlord or Administrative Agent shall be fully justified in refusing to take or in continuing to take any action hereunder unless it shall first be indemnified to its satisfaction by the Rent Purchasers against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The obligations of each Rent Purchaser under this *Section 5.10* shall survive the payment and performance of the obligations under the Operative Documents, the termination of the Operative Documents and any Rent Purchaser ceasing to be a party to this Rent Purchase Agreement (with respect to events which occurred prior to the time such Rent Purchaser ceased to be a party hereunder).

SECTION 6.
ADMINISTRATIVE AGENT'S AND RENT PURCHASERS' APPROVAL RIGHTS

6.1. *Amendments; Waivers.*

(a) Without the prior written approval of Landlord and Majority Rent Purchasers, no term, covenant, agreement or condition of the Operative Documents or the Ground Leases may be amended or waived, no consent may be given by Landlord under *Section 4.3, 15.1, 15.3, 21.20, 21.21 or 21.22* or *Article XXIII* of the Lease, and no right may be exercised by Landlord under *Section 204, 209*

(except as requested by Tenant in compliance with Section 23.4 of the Lease), 307, 701, 902 or 1204.2 of the Ground Leases; *provided, however,* that:

(i) Any such amendment, waiver, consent or exercise which (A) increases the Commitment Amount, (B) postpones, delays or extends the Expiration Date, (C) reduces the Rent Purchasers Contribution Rate or any fees or other amounts payable for the account of Rent Purchasers under the Operative Documents, (D) postpones, delays or extends any date scheduled for any payment of Base Rent or any fees or other amounts payable for the account of Rent Purchasers under the Operative Documents, (E) amends *Section 3.2*, this *Section 6.1* or *Section 6.2*, (F) amends the definition of Majority Rent Purchasers or (G) releases Landlord's interest in any material part of any Parcel, (H) consents to any action under *Section 23.1, 23.2 or 23.3* of the Lease which would impair the value, utility or useful life of the Improvements, (I) consents to any assignment by Tenant under *Section 15.1* of the Lease, (J) exercises any right of termination under *Section 1204.2* of the Ground Lease, or (K) waives any Default based on Tenant's failure to pay Base Rent or Additional Rent, must be in writing and signed or approved in writing by Landlord, Tenant and all Rent Purchasers;

(ii) Any such amendment, waiver, consent or exercise which increases or decreases the Rent Purchaser's Percentage of any Rent Purchaser must be in writing and signed by such Rent Purchaser; and

(iii) Any such amendment, waiver, consent or exercise which affects the rights or obligations of Administrative Agent or Landlord must be in writing and signed by Landlord, Tenant, the Majority Rent Purchasers and Administrative Agent.

(b) No failure or delay by Landlord, Administrative Agent or any Rent Purchaser in exercising any right under the Operative Documents shall operate as a waiver thereof or of any other right nor shall any single or partial exercise of any such right preclude any other further exercise thereof or of any other right. Unless otherwise specified in such waiver or consent, a waiver or consent given hereunder shall be effective only in the specific instance and for the specific purpose for which given.

6.2. *Lease Extensions.* As provided in *Section 4.3* of the Lease, Tenant may request Landlord to extend the Expiration Date of the Lease by giving notice to Landlord and Administrative Agent pursuant to the terms of the Lease (a "Lease Extension Request"). Administrative Agent shall promptly deliver to each Rent Purchaser three (3) copies of each Lease Extension Request received by Administrative Agent. If a Rent Purchaser, in its sole discretion, consents to a Lease Extension Request, such Rent Purchaser shall evidence such consent by executing and returning two (2) copies of such Lease Extension Request to Administrative Agent not later than the last Business Day which is twelve (12) months prior to the then current Expiration Date. Any failure by any Rent Purchaser so to execute and return a Lease Extension Request shall be deemed a denial thereof. If Tenant shall deliver a Lease Extension Request to Landlord and Administrative Agent as provided in *Section 4.3* of the Lease, then not later than the last Business Day which is not less than ten (10) months prior to the then current Expiration Date, Administrative Agent shall notify Tenant, Landlord and the Rent Purchasers in writing whether or not Administrative Agent has received a copy of the Lease Extension Request executed by each Rent Purchaser and Landlord shall notify Tenant and Administrative Agent in writing whether Landlord has approved the Lease Extension Request. If such notices indicate that the Lease Extension Request has been executed by each Rent Purchaser and approved by Landlord, the Expiration Date set forth in the Lease shall be deemed extended to the date set forth in the Lease Extension Request (subject to the receipt by Administrative Agent and Landlord of any amounts payable by Tenant in connection with such extension). If such notices indicate that the Lease Extension Request has not been executed by each Rent Purchaser or Landlord has not approved the Lease Extension Request, such Lease Extension Request shall be deemed denied.

SECTION 7.
MISCELLANEOUS

7.1. *Due Diligence.* Each Rent Purchaser acknowledges that it has, independently and without reliance upon Landlord or Administrative Agent, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Rent Purchase Agreement. Each Rent Purchaser also acknowledges that it will, independently and without reliance upon Landlord or Administrative Agent, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under this Rent Purchase Agreement.

7.2. *Counterparts.* This Rent Purchase Agreement may be executed by the parties hereto in multiple counterparts and each counterpart, when so executed, shall be deemed an original, but all of which shall be considered as one agreement. Further, in making proof of this Rent Purchase Agreement, it shall not be necessary to produce or account for more than one such counterpart.

7.3. *Survival.* The representations, warranties, indemnities and agreements of Landlord, Administrative Agent and Rent Purchasers provided for in this Rent Purchase Agreement shall survive the purchase of the Rent Purchasers' Interests by Rent Purchasers.

7.4. *Successors and Assigns.*

(a) *Binding Effect.* This Rent Purchase Agreement and the other Operative Documents shall be binding upon and inure to the benefit of Landlord, Administrative Agent, Rent Purchasers and their respective successors and permitted assigns. All references in this Rent Purchase Agreement to any party shall be deemed to include all successors and permitted assigns of such party.

(b) *Assignments by Rent Purchasers.*

(i) Any Rent Purchaser may, at any time, sell and assign to any other Rent Purchaser or any Eligible Assignee (individually, an "Assignee Rent Purchaser") all or a portion of its rights and obligations under this Rent Purchase Agreement and the other Operative Documents (such a sale and assignment to be referred to herein as an "Assignment") pursuant to an assignment agreement substantially in the form of *Exhibit A* (an "Assignment Agreement"), executed by each Assignee Rent Purchaser and such assignor Rent Purchaser (an "Assignor Rent Purchaser") and delivered to Administrative Agent for its acceptance and recording in the Register; provided however, that:

(A) Without the prior written consent of Administrative Agent, Landlord and, if no Default has occurred and is continuing, Tenant (which consent of Administrative Agent, Landlord and Tenant shall not be unreasonably withheld), no Rent Purchaser may make any Assignment to any Assignee Rent Purchaser which is not, immediately prior to such Assignment, a Rent Purchaser hereunder or an Affiliate thereof; or

(B) Without the prior written consent of Administrative Agent, Landlord and, if no Default has occurred and is continuing, Tenant (which consent of Administrative Agent, Landlord and Tenant shall not be unreasonably withheld), no Rent Purchaser may make any Assignment if, after giving effect to such Assignment, the Rent Purchaser's Percentage of the Lease Investment Balance of such Assignor Rent Purchaser or such Assignee Rent Purchaser would be less than Five Million Dollars ($5,000,000.00), except that a Rent Purchaser may make an Assignment which reduces its Percentage of the Lease Investment Balance to zero without the prior written consent of Landlord, Tenant and Administrative Agent; or

(C) Without the prior written consent of Administrative Agent, Landlord and, if no Default has occurred and is continuing, Tenant (which consent of Administrative Agent, Landlord and Tenant shall not be unreasonably withheld), no Rent Purchaser may make any

Assignment which does not assign and delegate an equal pro rata interest in such Rent Purchaser's Percentage of the Lease Investment Balance and all other rights, duties and obligations of such Rent Purchaser under this Rent Purchase Agreement and the other Operative Documents.

Upon such execution, delivery, acceptance and recording of each Assignment Agreement, from and after the effective date determined pursuant to such Assignment Agreement: (A) each Assignee Rent Purchaser thereunder shall be a Rent Purchaser hereunder with the Rent Purchaser's Percentage in the Lease Investment Balance as set forth on Attachment 1 to the applicable Assignment Agreement (under the caption "Rent Purchaser's Percentage After Assignment") and shall have the rights, duties and obligations of such a Rent Purchaser under this Rent Purchase Agreement and the other Operative Documents, and (B) the Assignor Rent Purchaser thereunder shall be a Rent Purchaser with the Rent Purchaser's Percentage as set forth on Attachment 1 to the applicable Assignment Agreement (under the caption "Rent Purchaser's Percentage After Assignment"), or, if the Rent Purchaser's Percentage of the Assignor Rent Purchaser has been reduced to 0%, the Assignor Rent Purchaser shall cease to be a Rent Purchaser and to have any rights and obligations hereunder; provided, however, that any such Assignor Rent Purchaser which ceases to be a Rent Purchaser shall continue to be entitled to the benefits of any provision of the Operative Documents which by its terms survives the termination of the Operative Documents. Each Assignment Agreement shall be deemed to amend this Rent Purchase Agreement and the Participation Agreement to the extent, and only to the extent, necessary to reflect the addition of each Assignee Rent Purchaser, the deletion of each Assignor Rent Purchaser which reduces its Rent Purchaser's Percentage to 0% and the resulting adjustment of the Rent Purchasers' Percentages arising from the purchase by each Assignee Rent Purchaser of all or a portion of the rights and obligations of an Assignor Rent Purchaser under this Rent Purchase Agreement and the other Operative Documents. Each Assignee Rent Purchaser which was not previously a Rent Purchaser hereunder and which is not incorporated under the laws of the United States of America or a state thereof shall, within three (3) Business Days of becoming a Rent Purchaser, deliver to Landlord, Tenant and Administrative Agent two (2) duly completed copies of United States Internal Revenue Service Form 1001 or 4224 (or successor applicable form), as the case may be, certifying in each case that such Rent Purchaser is entitled to receive payments under the Operative Documents without deduction or withholding of any United States federal income taxes.

(ii) Administrative Agent shall maintain at its address referred to on its counterpart signature page hereof a copy of each Assignment Agreement delivered to it and a register (the "Register") for the recordation of the names and addresses of the Rent Purchasers and the Rent Purchaser's Percentage of each Rent Purchaser from time to time. The entries in the Register shall be conclusive in the absence of manifest error, and Tenant, Landlord, Administrative Agent and the Rent Purchasers may treat each Entity whose name is recorded in the Register as the owner of the interests recorded therein for all purposes of the Operative Documents. The Register shall be available for inspection by Tenant, Landlord or any Rent Purchaser at any reasonable time and from time to time upon reasonable prior notice.

(iii) Upon its receipt of an Assignment Agreement executed by an Assignor Rent Purchaser and an Assignee Rent Purchaser (and, to the extent required by clause (i) of this *Section 7.4(b)*, by Landlord, Tenant and Administrative Agent) together with payment to Administrative Agent by Assignor Rent Purchaser or Assignee Rent Purchaser of a registration and processing fee of $3,000, Administrative Agent shall (A) promptly accept such Assignment Agreement and (B) on the Assignment Effective Date determined pursuant thereto record the information contained therein in the Register and give notice of such acceptance and recordation to Rent Purchasers, Landlord and Tenant. Administrative Agent may, from time to time at its election, prepare and

deliver to Rent Purchasers, Landlord and Tenant a revised schedule reflecting the names, addresses and respective revised Rent Purchaser's Percentages of all Rent Purchasers then parties hereto.

(c) *Grant of Option by Rent Purchaser to SPC.* Notwithstanding anything to the contrary contained herein or in any other Operative Document, any Rent Purchaser (a "Granting Rent Purchaser") may grant to a special purpose funding vehicle (such entity being an "SPC") the option to provide all or part of any Funding that such Granting Rent Purchaser would otherwise be obligated to provide pursuant to *Section 2.1* hereof; provided that (i) nothing herein shall constitute a commitment to make any Funding hereunder by any SPC, and (ii) if an SPC elects not to exercise such option or otherwise fails to provide all or any part of such Funding, the Granting Rent Purchaser shall be obligated to make such Funding pursuant to the terms hereof. The making of a Funding by an SPC hereunder shall utilize the Rent Purchaser's Commitment of the Granting Rent Purchaser to the same extent, and, as if, such Funding were made by the Granting Rent Purchaser, but shall not release such Granting Rent Purchaser from any other liability under the Operative Documents. Each party hereto agrees that no SPC hereunder shall be liable for any indemnity or similar payment obligation under this Rent Purchase Agreement or the Participation Agreement or the other Operative Documents (all liability for which shall remain with the Granting Rent Purchaser). In furtherance of the foregoing, each party hereby agrees, which agreement shall survive the termination of this Rent Purchase Agreement, that, prior to the date that is one year and one day after the payment in full of the outstanding Lease Investment Balance and any other Rent Purchasers' Interests owing to any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or similar proceedings under the laws of the United States of America or any state thereof. In addition, notwithstanding anything to the contrary contained in this *Section 7.4*, any SPC may (i) with notice, but without prior written consent of, Administrative Agent, Landlord or Tenant, and without paying any processing fee therefor, assign all or a portion of its interests in the Lease Investment Balance and the Rent Purchasers' Interests to its respective Granting Rent Purchaser; and (ii) disclose on a confidential basis any non-public information relating to its interest in the Lease Investment Balance and the Rent Purchasers' Interests to any rating agency, commercial paper dealer or provider of a surety, guarantee or credit or liquidity enhancement to such SPC. In no event shall any SPC that has made a Funding be entitled to any greater amount than the Granting Rent Purchaser would have been entitled to receive under this Rent Purchase Agreement, the Participation Agreement or under any other Operative Document. Administrative Agent, Landlord and Tenant shall continue to deal solely and directly with, and send notices solely to, the respective Granting Rent Purchaser with respect to any Rent Purchaser's. Interests assigned to its SPC and such Granting Rent Purchaser shall not transfer or grant to its SPC the right to approve any amendment, waiver or consent under this Rent Purchase Agreement, the Participation Agreement or any Operative Document. This *Section 7.4(c)* may not be amended without the written consent of the Granting Rent Purchaser.

(d) *Subparticipations by Rent Purchasers.* Any Rent Purchaser may at any time sell to one or more banks or other financial institutions ("Subparticipants") subparticipation interests in the rights and interests of such Rent Purchaser under this Rent Purchase Agreement and the other Operative Documents. In the event of any such sale by a Rent Purchaser of subparticipation interests, such Rent Purchaser's obligations under this Rent Purchase Agreement and the other Operative Documents shall remain unchanged, such Rent Purchaser shall remain solely responsible for the performance thereof and Tenant, Landlord, Administrative Agent and the other Rent Purchasers shall continue to deal solely and directly with such Rent Purchaser in connection with such Rent Purchaser's rights and obligations under this Rent Purchase Agreement and the other Operative Documents. Any agreement pursuant to which any such sale is effected may require the selling Rent Purchaser to obtain the consent of the Subparticipation in order for such Rent Purchaser to agree in writing to any amendment, waiver or consent of a type specified in *Section 6.1(a)(i) and (ii)* but may not otherwise

require the selling Rent Purchaser to obtain the consent of such Subparticipant to any other amendment, waiver or consent hereunder. Tenant agrees that any Rent Purchaser which has transferred any subparticipation interest shall, notwithstanding any such transfer, be entitled to the full benefits accorded such Rent Purchaser under the Operative Documents as if such Rent Purchaser had not made such transfer.

(e) *Landlord Assignments.* Landlord may, upon one (1) month's prior written notice to Tenant and Administrative Agent, sell and assign all of its rights, title and interest in the Parcels and its rights, powers, privileges, duties and obligations under this Rent Purchase Agreement pursuant to the terms of *Section 14.2* of the Lease. The successor Landlord pursuant to such sale and assignment shall execute such documents, instruments and agreements as may reasonably be necessary to evidence its agreement to assume all of the obligations and duties of the Landlord to be performed following the date of such sale and assignment under this Rent Purchase Agreement and the other Operative Documents. Upon the consummation of any such sale and assignment, (A) the successor Landlord shall become the "Landlord" and shall succeed to and become vested with all the rights, powers, privileges, duties and obligations of the Landlord under this Rent Purchase Agreement and the other Operative Documents and (B) the retiring Landlord shall be discharged from the duties and obligations of the Landlord thereafter arising under this Rent Purchase Agreement and the other Operative Documents. After any retiring Landlord's discharge as the Landlord, the provisions of *Section 5* and any other provision of the Operative Documents which by its terms survives the termination of the Operative Documents shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Landlord. Unless a sale and assignment by Landlord of its rights, title and interest in the Parcels under this subparagraph is made by Landlord at Tenant's request or as a result of a change in law which makes it unlawful or unreasonably burdensome for Landlord to hold legal or beneficial title to the Parcels or to perform its duties and obligations under the Operative Documents, Landlord shall pay any real property transfer taxes payable as a result of such sale and assignment.

7.5 *Governing Law.* This Rent Purchase Agreement shall in all respects be governed by, and construed in accordance with, the laws of the State of California, including all matters of construction, validity and performance, but excluding the conflict of laws principles thereof.

7.6 *Notices.* Each notice hereunder shall be in writing and shall be sent by personal delivery, overnight courier (charges prepaid or billed to the sender) or by the deposit of such with the United States Postal Service, or any official successor thereto, designated as registered or certified mail, return receipt requested, bearing adequate postage and in each case addressed as provided in the Basic Lease Provisions as to Landlord, Administrative Agent and Tenant, and as provided on its counterpart signature page hereof as to each Rent Purchaser. Each such notice shall be effective upon being personally delivered or actually received. The time period in which a response to any such notice must be given or any action taken with respect thereto shall commence to run from the date of personal delivery to or receipt of the notice by the addressee thereof, as reflected on the return receipt of the notice. Rejection or other refusal to accept shall be deemed to be receipt of the notice sent. By giving to the other parties at least thirty (30) days' prior notice thereof, any party to this Participation Agreement shall have the right from time to time to change the address(es) thereof and to specify as the address(es) thereof any other address(es) within the continental United States of America.

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IN WITNESS WHEREOF, the parties hereto have caused this Rent Purchase Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

LANDLORD:

SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation

By /s/ William M. Ginn

Name William M. Ginn

Title President

277 Park Avenue
New York, New York 10172
Attention: Chief Credit Officer

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SECTIONS 4.4(B), 5.7 AND 6
ACKNOWLEDGED AND AGREED BY:

ADOBE SYSTEMS INCORPORATED

By: /s/ Harold L. Covert

Name: Harold L. Covert
Title: Executive Vice President and
Chief Financial Officer

ADMINISTRATIVE AGENT:

Date: August 11, 1999

ABN AMRO BANK N.V.

By /s/ Jamie Dillon

Name Jamie Dillon

Its Vice President

By /s/ Nia M. Miller

Name Nia M. Miller

Its Assistant Vice President

Address for Notices:

ABN AMRO Bank N.V.
Syndications Group
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attn: Linda Boardman
Tel. No: (212) 314-1724
Fax. No: (212) 314-1712
Email: linda.boardman@abnamro.com

With a copy to:

ABN AMRO Bank N.V.
101 California Street, Suite 4550
San Francisco, CA 94111-5812
Attn: Jamie Dillon
Tel: (415) 984-3750
Fax: (415) 362-3524
Email: jamie.dillon@abnamro.com

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RENT PURCHASER:		ABN AMRO BANK N.V.	
Date:	August 11, 1999	By	/s/ Jamie Dillon
		Name	Jamie Dillon
	Commitment: 9.25147909%, but not to exceed $13,183,357.70	Its	Vice President
		By	/s/ Nia M. Miller
		Name	Nia M. Miller
		Its	Assistant Vice President

Address for Notices:

ABN AMRO Bank N.V.
208 South LaSalle Street, Suite 1500
Chicago, IL 60604-1003
Attn: Credit Administration
Tel. No.: (312) 992-5110
Fax No.: (312) 992-5111

With a copy to:

ABN AMRO Bank N.V.
San Francisco Representative Office
101 California Street, Suite 4550
San Francisco, CA 94111
Attn: Jamie Dillon
Tel. No: (415) 984-3750
Fax No: (415) 362-3524
Email: jamie.dillon@abnamro.com

Wiring Instructions:

ABN AMRO Bank N.V.
New York, New York
ABA No.: 026009580
F/O ABN AMRO Bank N.V.
Chicago Branch CPU
Account No.: 650-001-1789-41
Reference: CPU 00457353 Adobe

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RENT PURCHASER:		**BANK OF AMERICA, N.A.**	
Date:		By	/s/ Fred L. Thorne
		Name	Fred L. Thorne
	Commitment: 5.25547445%, but not to exceed $7,489,051.09	Its	Managing Director

Address for Notices:

Bank of America, N.A.
555 California Street, 41st Floor
San Francisco, CA 94104
Attn: Alex Samek
Tel. No.: (415) 622-8867
Fax No.: (415) 953-0632
Email: alex.j.samek@nationsbank.com

Wiring Instructions:

Bank of America, N.A.
Dallas, TX
ABA No.: 111000012
For further credit to: Credit Services
Account No.: 1292000883
Reference: Adobe Systems Inc.

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RENT PURCHASER:	**BANK HAPOALIM B.M.**
Date: ______________________	By /s/ John Rice
	Name John Rice
Commitment: 2.91970803%, but not to exceed $4,160,583.94	Its Vice President and Senior Lending Officer
	By /s/ Paul Watson
	Name Paul Watson
	Its Vice President and Lending Officer

Address for Notices:

Bank Hapoalim B.M.
San Francisco Branch
250 Montgomery Street, Suite 700
San Francisco, CA 94104
Attn: Dan Jozefov
Tel. No.: (415) 989-9940 Ext. 125
Fax No.: (415) 989-9948 or (415) 989-9036
Email: Danny96440@aol.com

Wiring Instructions:

Bank Hapoalim B.M.
New York Branch
ABA No.: 0260-0886-6
For further credit to: BHSF
Reference: Adobe Systems

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RENT PURCHASER:

Date: ______________________

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

BANK OF MONTREAL

By /s/ Michael P. Joyce

Name Michael P. Joyce

Its Managing Director

Address for Notices:

Bank of Montreal
115 South LaSalle Street, 12th Floor
Chicago, IL 60603
Attn: Kanu Modi
Tel. No.: (312) 750-3891
Fax No.: (312) 750-6057
Email: kanu.modi@bmo.com

With a copy to:

Bank of Montreal
601 South Figueroa Street, Suite 4900
Los Angeles, CA 90017
Attn: Daniel Strickford
Tel. No.: (213) 239-0647
Fax No.: (213) 239-0680
Email: daniel.strickford@bmo.com

Wiring Instructions:

Harris Trust and Savings Bank
111 West Monroe Street
Chicago, IL 60603
ABA No.: 071000288
Account Name: Bank of Montreal
Account No.: 124-856-6
Reference: Adobe Systems Incorporated

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RENT PURCHASER:	**BANQUE NATIONALE DE PARIS**
Date: ______________________	By /s/ Gavin S. Holles
	Name Gavin S. Holles
Commitment: 5.25547445%, but not to exceed $7,489,051.09	Its Vice President
	By /s/ Michael D. McCorriston
	Name Michael D. McCorriston
	Its Vice President

Address for Notices:

Banque Nationale de Paris
180 Montgomery Street
San Francisco, CA 94104
Attn: Michael D. McCorriston
Tel. No.: (415) 772-1324
Fax No.: (415) 296-8954
Email: michael.mccorriston@bnpgroup.com

Wiring Instructions:

Banque Nationale de Paris, New York
ABA No.: 026007689
Account Name: Banque Nationale de Paris, San Francisco
Account No.: 143340-001-76
Reference: Adobe Systems

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RENT PURCHASER:	**THE FIRST NATIONAL BANK OF CHICAGO**
Date: ______________________	By /s/ Stephanie Mack
	Name Stephanie Mack
Commitment: 8.46715328%, but not to exceed $12,065,693.43	Its Associate Underwriter

Address for Notices:

The First National Bank of Chicago
777 South Figueroa Street, 4th Floor
Los Angeles, CA 90017
Attn: Anthony B. Mathews
Tel. No.: (213) 683-4957
Fax No.: (213) 683-4999
Email: anthony.mathews@em.fcnbd.com

Wiring Instructions:

The First National Bank of Chicago
Chicago, IL
ABA No.: 071 000 013
For further credit to: LS2 OSD Money Transfer Incoming Account
Account No.: 4811 5286 0000
Reference: Adobe Systems Inc.
Attn: Robert Simon

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RENT PURCHASER:

Date: ______________________

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

Address for Notices:

First Union National Bank
301 South College Street, 10th Floor
Charlotte, NC 28288-0745
Attn: Paul L. Menconi
Tel. No.: (704) 374-7148
Fax No.: (704) 383-7236
Email: paul.menconi@capmark.funb.com

Wiring Instructions:

First Union National Bank
Charlotte, NC
ABA No.: 053-000-219
Account No.: 465906-0004568

FIRST UNION NATIONAL BANK

By /s/ Paul Menconi
Name Paul Menconi
Its Vice President

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RENT PURCHASER:

Date: ______________________

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

Address for Notices:

Fleet National Bank
One Federal Street
Boston, MA 02110
Attn: Mathew Glauninger or David Bremer
Tel. No.: (617) 346-0029 or (617) 346-5493
Fax No.: (617) 346-0151
Email: mathew m glauninger@fleet.com

Wiring Instructions:

Fleet National Bank
Boston, MA
ABA No.: 011 000 138
For further credit to: Adobe Systems, Inc.
Account No.: 1510351-03156
Attn: Commercial Loan Wire Suspense

FLEET NATIONAL BANK

By /s/ William E. Rurode, Jr.
Name William E. Rurode, Jr.
Its Executive Vice President

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RENT PURCHASER:

Date: ______________________

Commitment: 5.25547445%, but
not to exceed $7,489,051.09

THE INDUSTRIAL BANK OF JAPAN, LIMITED

By /s/ Ken Iwata
Name Ken Iwata
Its Senior Vice President & Manager

Address for Notices:

The Industrial Bank of Japan, Limited
555 California Street, Suite 3110
San Francisco, CA 94104
Attn: Joe Endoso
Tel. No.: (415) 693-1822
Fax No.: (415) 982-1917
Email: ibjsf@aol.com

Wiring Instructions:

The Industrial Bank of Japan, Limited
New York, NY
ABA No.: 026-008-345
Attn: Richard Emmich, Credit Administration #1 Dept.

(Signatures continued on next page)

RENT PURCHASER:

Date: August 5, 1999

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

KEYBANK NATIONAL ASSOCIATION

By /s/ Mary K. Young

Name Mary K. Young

Its Assistant Vice President

Address for Notices:

KeyBank National Association
700 Fifth Avenue, 46th Floor
Seattle, WA 98104
Attn: Mary K. Young
Tel. No.: (206) 684-6085
Fax No.: (206) 684-6035
Email: mary k young@keybank.com

Wiring Instructions:

KeyBank National Association
Seattle, WA
ABA No.: 125000574
For further credit to: NW Region Specialty Services
Account No.: 01500163
Reference: Adobe Systems Incorporated

(Signatures continued on next page)

RENT PURCHASER:	**MELLON BANK, N.A.**
Date: ____________________	By /s/ Lawrence C. Ivey
	Name Lawrence C. Ivey
Commitment: 5.25547445%, but not to exceed $7,489,051.09	Its Vice President

Address for Notices:

Mellon Bank, N.A.
400 South Hope Street, 5th Floor
Los Angeles, CA 90071
Attn: Lawrence C. Ivey
Tel. No.: (213) 553-9543
Fax No.: (213) 629-0492
Email: c/o: kang.jh@mellon.com

Wiring Instructions:

Mellon Bank, N.A.
Pittsburgh, PA
ABA No.: 0430-0026-1
For further credit to: Loan Administration
Account No.: 990873800
Reference: Adobe Systems Incorporated

(Signatures continued on next page)

RENT PURCHASER:

Date: August 3, 1999

Commitment: 7.29927007%, but not to exceed $10,401,459.85

Address for Notices:

The Northern Trust Company
50 South LaSalle Street, 11th Floor
Chicago, IL 60675
Attn: David J. Mitchell
Tel. No.: (312) 444-5033
Fax No.: (312) 444-5055
Email: david mitchell@notes.ntrs.com

Wiring Instructions:

The Northern Trust Bank
ABA No.: 071000152
Account No.: 5186401000
For further credit to: Commercial Loan Dept.
Reference: Adobe

THE NORTHERN TRUST COMPANY

By /s/ David J. Mitchell
Name David J. Mitchell
Its Vice President

(Signatures continued on next page)

RENT PURCHASER:	**THE ROYAL BANK OF SCOTLAND PLC**
Date: August 6, 1999	By /s/ Karen L. Stefancic
	Name Karen L. Stefancic
Commitment: 5.25547445%, but not to exceed $7,489,051.09	Its Vice President

Address for Notices:

The Royal Bank of Scotland plc
Wall Street Plaza
88 Pine Street, 26th Floor
New York, NY 10005
Attn: Karen Stefancic
Tel. No.: (212) 269-3390
Fax No.: (212) 480-0791
Email: stefank@rbsny.com

Wiring Instructions:

Citibank, N.A.
New York, NY
ABA No.: 0210-0008-9
For further credit to: The Royal Bank of Scotland
Account No.: 36023239
Reference: Adobe
Attn: DeQuar

(Signatures continued on next page)

RENT PURCHASER:	**UBS AG**
Date: ______________________	By /s/ Robert H. Riley III
	Name Robert H. Riley III
Commitment: 4.37956204%, but not to exceed $6,240,875.91	Its Executive Director
	By /s/ Paula Mueller
	Name Paula Mueller
	Its Director

Address for Notices:

UBS AG
Stamford Branch
677 Washington Boulevard
Stamford, CT 06901
Attn: Robert H. Riley III
Tel. No.: (203) 719-4066
Fax No.: (203) 719-6354
Email: robert.riley@wdr.com

Wiring Instructions:

UBS AG
Stamford Branch
ABA No.: 026007993
CHIPS ABA No.: 799
For further credit to: Portfolio Management House Account No. 101-WA-894001-001
Reference: Adobe Systems

(Signatures continued on next page)

EXHIBIT A

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT, dated as of the date set forth at the top of *Attachment 1* hereto, by and among:

(1) The party designated under item A of *Attachment I* hereto as the Assignor Rent Purchaser ("*Assignor Rent Purchaser*"); and

(2) Each party designated under item B of *Attachment I* hereto as an Assignee Rent Purchaser (individually, an "*Assignee Rent Purchaser*").

RECITALS

A. Adobe Systems Incorporated ("*Tenant*") and Sumitomo Bank Leasing and Finance, Inc. ("*Landlord*") have entered into an Amended, Restated and Consolidated Master Lease of Land and Improvements, dated as of August 11, 1999. (Such lease, as amended, supplemented or otherwise modified in accordance with its terms from time to time to be referred to herein as the "*Lease*").

B. Assignor Rent Purchaser is one of the "Rent Purchasers" which is a party to the Rent Purchase Agreement dated as of August 11, 1999, by and among Landlord, Assignor Rent Purchaser and the other institutions parties thereto as "Rent Purchasers" (collectively, the "*Rent Purchasers*") and ABN AMRO Bank N.V., as agent for the Rent Purchasers (in such capacity, "*Administrative Agent*"), whereby each Rent Purchaser has purchased from Landlord an interest in the Lease. (Such agreement, as amended, supplemented or otherwise modified in accordance with its terms from time to time to be referred to herein as the "*Rent Purchase Agreement*").

C. Assignor Rent Purchaser wishes to sell, and each Assignee Rent Purchaser wishes to purchase, all or a portion of Assignor Rent Purchaser's rights under the Rent Purchase Agreement and certain other Operative Documents pursuant to *Section 7.4(b) of the Rent Purchase Agreement.*

AGREEMENT

Now, therefore, the parties hereto hereby agree as follows:

1. *Definitions.* Except as otherwise defined in this Assignment Agreement, all capitalized terms used herein and defined in Appendix A to the Lease have the respective meanings given to those terms in Appendix A to the Lease.

2. *Sale and Assignment.* Subject to the terms and conditions of this Assignment Agreement, Assignor Rent Purchaser hereby agrees to sell, assign and delegate, without recourse except to the extent of its representations and warranties expressly set forth herein, to each Assignee Rent Purchaser and each Assignee Rent Purchaser hereby agrees to purchase, accept and assume the rights, obligations and duties of a Rent Purchaser under the Rent Purchase Agreement and the other Operative Documents having a Rent Purchaser's Percentage as set forth under the captions "Rent Purchaser's Percentages Assigned" opposite such Assignee Rent Purchaser's name on *Part A of Attachment I* hereto. Such sale, assignment and delegation shall become effective on the date designated in *Part C of Attachment I* hereto (the "*Assignment Effective Date*"), which date shall be, unless Administrative Agent shall otherwise consent, at least five (5) Business Days after the date following the date counterparts of this Assignment Agreement are delivered to Administrative Agent in accordance with *Paragraph 3* hereof.

3. *Assignment Effective Notice.* Upon (a) receipt by Administrative Agent of five (5) counterparts of this Assignment Agreement (to each of which is attached a fully completed *Attachment 1*), each of which has been executed by Assignor Rent Purchaser and each Assignee Rent Purchaser (and,

to the extent required by *Section 7.4(b)(i) of the Rent Purchase Agreement*, by Landlord, Tenant and Administrative Agent), (b) payment to Administrative Agent of the registration and processing fee specified in *Section 7.4(b)(iii) of the Rent Participation Agreement*, Administrative Agent will transmit to Landlord, Tenant, Assignor Rent Purchaser and each Assignee Rent Purchaser an Assignment Effective Notice substantially in the form of Attachment 2 hereto, fully completed (an "*Assignment Effective Notice*"), and (c) confirmation from the lessor under the Ground Leases that Assignee Rent Purchaser is a responsible bona fide institutional lender, as defined in *Section 907 of the Ground Leases*.

4. *Assignment Effective Date.* At or before 12:00 noon (local time of Assignor Rent Purchaser) on the Assignment Effective Date, each Assignee Rent Purchaser shall pay to Assignor Rent Purchaser, in immediately available or same day funds, an amount equal to the purchase price, as agreed between Assignor Rent Purchaser and such Assignee Rent Purchaser (the "*Assignment Purchase Price*"), for the respective Rent Purchaser's Percentage purchased by such Assignee Rent Purchaser hereunder. Effective upon receipt by Assignor Rent Purchaser of the Assignment Purchase Price payable by each Assignee Rent Purchaser, the sale, assignment and delegation to such Assignee Rent Purchaser of such Rent Purchaser's Percentage as described in *Paragraph 2* hereof shall become effective.

5. *Payments After the Assignment Effective Date.* Assignor Rent Purchaser and each Assignee Rent Purchaser hereby agree that Administrative Agent shall, and hereby authorize and direct Administrative Agent to, allocate amounts payable under the Rent Purchase Agreement and the other Operative Documents as follows:

(a) All payments applied to reduce the Lease Investment Balance after the Assignment Effective Date with respect to each Rent Purchaser's Percentage assigned to an Assignee Rent Purchaser pursuant to this Assignment Agreement shall be payable to such Assignee Rent Purchaser.

(b) All Base Rent and Additional Rent accrued after the Assignment Effective Date with respect to each Rent Purchaser's Percentage assigned to an Assignee Rent Purchaser pursuant to this Assignment Agreement shall be payable to such Assignee Rent Purchaser.

Assignor Rent Purchaser and each Assignee Rent Purchaser shall make any separate arrangements between themselves which they deem appropriate with respect to payments between them of amounts paid under the Operative Documents on account of the Rent Purchaser's Percentage assigned to such Assignee Rent Purchaser, and none of Administrative Agent, Landlord or Tenant shall have any responsibility to effect or carry out such separate arrangements.

6. *Delivery of Copies of Operative Documents.* Concurrently with the execution and delivery hereof, Assignor Rent Purchaser will provide to each Assignee Rent Purchaser (if it is not already a party to the Rent Purchase Agreement) conformed copies of all documents delivered to Assignor Rent Purchaser on or prior to the Restructuring Closing Date in satisfaction of the conditions precedent set forth in the Participation Agreement.

7. *Further Assurances.* Each of the parties to this Assignment Agreement agrees that at any time and from time to time upon the written request of any other party, it will execute and deliver such further documents and do such further acts and things as such other party may reasonably request in order to effect the purposes of this Assignment Agreement.

8. *Further Representations, Warranties and Covenants.* Assignor Rent Purchaser and each Assignee Rent Purchaser further represent and warrant to and covenant with each other, Landlord, Administrative Agent and the other Rent Purchasers as follows:

(a) Other than the representation and warranty that it is the legal and beneficial owner of the interest being assigned hereby free and clear of any adverse claim, Assignor Rent Purchaser makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Rent Purchase Agreement or the other Operative Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Rent Purchase Agreement or the other Operative Documents furnished or the Parcels or any security interest therein.

(b) Assignor Rent Purchaser makes no representation or warranty and assumes no responsibility with respect to the financial condition of Tenant or any of its obligations under the Lease or any other Operative Documents.

(c) Each Assignee Rent Purchaser confirms that it has received a copy of the Rent Purchase Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement.

(d) Each Assignee Rent Purchaser will, independently and without reliance upon Landlord, Administrative Agent, Assignor Rent Purchaser or any other Rent Purchaser and based upon such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Rent Purchase Agreement and the other Operative Documents.

(e) Each Assignee Rent Purchaser appoints and authorizes Administrative Agent to take such action as Administrative Agent on its behalf and to exercise such powers under the Rent Purchase Agreement and the other Operative Documents as Administrative Agent is authorized to exercise by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with *Section 5 of the Rent Purchase Agreement*.

(f) Each Assignee Rent Purchaser (i) affirms that each of the representations and warranties set forth in *Section 4.3 of the Rent Purchase Agreement* is true and correct with respect to such Rent Purchaser and (ii) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Rent Purchase Agreement and the other Operative Documents are required to be performed by it as a Rent Purchaser.

(g) *Part B of Attachment 1* hereto sets forth administrative information with respect to each Assignee Rent Purchaser.

9. *Effect of this Assignment Agreement.* On and after the Assignment Effective Date, (a) each Assignee Rent Purchaser shall be a Rent Purchaser with a Rent Purchaser's Percentage as set forth under the caption "Rent Purchaser's Percentages After Assignment" opposite such Assignee Rent Purchaser's name in *Part A of Attachment 1* hereto and shall have the rights, duties and obligations of such a Rent Purchaser under the Rent Purchase Agreement and the other Operative Documents and (b) Assignor Rent Purchaser shall be a Rent Purchaser with a Rent Purchaser's Percentage as set forth under the caption "Rent Purchaser's Percentages After Assignment" opposite Assignor Rent Purchaser's name in *Part A of Attachment 1* hereto and shall have the rights, duties and obligations of such a Rent Purchaser under the Rent Purchase Agreement and the other Operative Documents, or, if the Rent Purchaser's Percentage of Assignor Rent Purchaser has been reduced to zero, Assignor Rent Purchaser shall cease to be a Rent Purchaser and shall have no further obligation under the Operative Documents.

10. *Miscellaneous.* This Assignment Agreement shall be governed by, and construed in accordance with, the laws of the State of California. Paragraph headings in this Assignment Agreement are for convenience of reference only and are not part of the substance hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be executed by their respective duly authorized officers as of the date set forth in *Attachment 1* hereto.

____________________________________, as
Assignor Rent Purchaser

By: ______________________________
Name: ____________________________
Title: ____________________________

____________________________________, as an
Assignee Rent Purchaser

By: ______________________________
Name: ____________________________
Title: ____________________________

____________________________________, as an
Assignee Rent Purchaser

By: ______________________________
Name: ____________________________
Title: ____________________________

____________________________________, as an
Assignee Rent Purchaser

By: ______________________________
Name: ____________________________
Title: ____________________________

CONSENTED TO AND ACKNOWLEDGED BY:

____
as Tenant

By: ____________________________________
Name: ______________________________
Title: ______________________________

____,
as Administrative Agent

By: ____________________________________
Name: ______________________________
Title: ______________________________

____,
as Landlord

By: ____________________________________
Name: ______________________________
Title: ______________________________

ACCEPTED FOR RECORDATION IN REGISTER:

____,
as Administrative Agent

By: ____________________________________
Name: ______________________________
Title: ______________________________

ATTACHMENT 1

TO ASSIGNMENT AGREEMENT

PART A

	Rent Purchaser's Percentages Assigned	Rent Purchaser's Percentages After Assignment
Assignor Rent Purchaser:		
__________________	___.______%	___.______%
__________________	___.______%	___.______%
__________________	___.______%	___.______%
Assignee Rent Purchasers:		
__________________	___.______%	___.______%
__________________	___.______%	___.______%
__________________	___.______%	___.______%
__________________	___.______%	___.______%

PART B

[Assignee Rent Purchaser]

Address for Notices:

Tel. No: ______________________
Fax No: ______________________
Email: ______________________

Wiring Instructions:

[Assignee Rent Purchaser]

Address for Notices:

Tel. No: ______________________
Fax No: ______________________
Email: ______________________

Wiring Instructions:

PART C

ASSIGNMENT EFFECTIVE DATE: ,

ATTACHMENT 2
TO ASSIGNMENT AGREEMENT

FORM OF
ASSIGNMENT EFFECTIVE NOTICE

Reference is made to the Rent Purchase Agreement, dated as of August 11, 1999, by and among Sumitomo Bank Leasing and Finance, Inc. ("*Landlord*"), the financial institutions parties thereto as "Rent Purchasers" (the "*Rent Purchasers*") and ABN AMRO Bank N.V., as agent for the Rent Purchasers (in such capacity, "*Administrative Agent*"). Administrative Agent hereby acknowledges receipt of five executed counterparts of a completed Assignment Agreement, a copy of which is attached hereto. [Note: Attach copy of Assignment Agreement.] Terms defined in such Assignment Agreement are used herein as therein defined.

1. Pursuant to such Assignment Agreement, you are advised that the Assignment Effective Date will be   .

2. Pursuant to such Assignment Agreement, each Assignee Rent Purchaser is required to pay its Purchase Price to Assignor Rent Purchaser at or before 12:00 Noon on the Assignment Effective Date in immediately available funds.

Very truly yours,

ABN AMRO Bank N.V.,
as Administrative Agent

By: ______________________________
Name: ______________________________
Title: ______________________________

PARTICIPATION AGREEMENT

By and Among

SUMITOMO BANK LEASING AND FINANCE, INC.,

a Delaware corporation,

as Landlord,

ADOBE SYSTEMS INCORPORATED,

a Delaware corporation,

as Tenant,

ABN AMRO BANK N.V.,

as Administrative Agent,

and

Rent Purchasers signatory hereto

PARTICIPATION AGREEMENT

THIS PARTICIPATION AGREEMENT, dated as of August 11, 1999 (this "Participation Agreement"), is by and among **SUMITOMO BANK LEASING AND FINANCE, INC.**, a Delaware corporation ("Landlord"); **ADOBE SYSTEMS INCORPORATED**, a Delaware corporation ("Tenant"); **ABN AMRO BANK N.V.**, as agent for the Rent Purchasers (in such capacity, "Administrative Agent"); and each **RENT PURCHASER** signatory hereto (collectively, the "Rent Purchasers"), and shall be effective and binding on each party hereto as of the date specified on its counterpart signature page hereof.

RECITALS:

WHEREAS, Landlord and Tenant have entered into an Amended, Restated and Consolidated Master Lease of Land and Improvements, dated as of August 11, 1999 (the "Lease");

WHEREAS, pursuant to the Lease, Landlord and Rent Purchasers will commit funds to Tenant for the Parcels, as specified herein and in the Rent Purchase Agreement, and pursuant to the Lease, Landlord will lease the Parcels to Tenant; and

WHEREAS, pursuant to the Rent Purchase Agreement and this Participation Agreement, Rent Purchasers shall purchase from Landlord an interest in the Lease Investment Balance Debt.

AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties hereto agree as follows.

SECTION 1.
DEFINITIONS

All defined terms for the Operative Documents are contained in *Appendix A* to the Lease.

SECTION 2.
COMMITMENTS

2.1 *Landlord's Commitment.* Landlord has funded 100% of the Lease Investment Balance Equity as of the Funding Date.

2.2 *Rent Purchaser's Commitment.* Subject to the terms and conditions of the Rent Purchase Agreement and this Participation Agreement, on the Funding Date, each Rent Purchaser, by delivery to Administrative Agent and Landlord of an original executed version of its counterpart signature page hereof and an original executed version of its counterpart signature page of the Rent Purchase Agreement, agrees to purchase from Landlord its interest in the Lease Investment Balance Debt as of the Funding Date and to accept repayment of such interest such that such Rent Purchaser shall at all times have the undivided percentage interest in the Lease Investment Balance Debt specified on such Rent Purchaser's counterpart signature page of this Participation Agreement.

2.3 *Security.*

(a) *Tenant Obligations.*

(i) The obligations of Tenant under the Operative Documents shall be secured by the Amended Deeds of Trust.

(ii) Tenant shall deliver to Landlord and Administrative Agent such additional Security Instruments as Landlord or Administrative Agent may reasonably request to (A) grant, perfect, maintain, protect and evidence security interests in favor of Landlord or Administrative Agent in the Parcels prior to the Liens or other interests of any Entity, except for Permitted Liens; and

(B) otherwise establish, maintain, protect and evidence the rights provided to Landlord and Administrative Agent in or by the Security Instruments. Tenant shall not enter into any such additional Security Instrument without the prior written consent of Landlord and Administrative Agent. Tenant shall fully cooperate with Landlord and Administrative Agent and perform all additional acts reasonably requested by Landlord or Administrative Agent to effect the purpose of this *Section 2.3(a)*.

(b) *Landlord Obligations.* The obligations of Landlord under the Operative Documents shall be secured by a deed of trust duly executed by Landlord in a form approved by Administrative Agent, Landlord and the Rent Purchasers (the "Rent Purchasers' Deed of Trust").

SECTION 3.
CONDITIONS

3.1 *Landlord's Conditions Precedent.* The obligation of Landlord to enter into the transactions contemplated by the Operative Documents, as of the Funding Date, is subject to fulfillment to its reasonable satisfaction of the following conditions:

(a) the Lease, Lease Supplement No. 1, Lease Supplement No. 2, and each of the other Operative Documents shall have been executed and delivered by the parties thereto and shall be in full force and of full effect;

(b) no Default shall exist under any of the Operative Documents;

(c) the representations and warranties of each of the parties contained in each of the Operative Documents shall be true and correct in all material respects;

(d) Landlord shall have received an original fully executed counterpart of the Lease, Lease Supplement No. 1, Lease Supplement No. 2, and each of the other Operative Documents;

(e) Landlord shall have received evidence that the title company is prepared to record and/or file any Security Instrument required by Landlord including without limitation the Amended Deeds of Trust and such Uniform Commercial Code Financing Statements as deemed reasonably necessary by Landlord, that the insurance coverage required by the Lease or Security Instruments has been obtained (other than earthquake insurance to be obtained by September 15, 1999) and that all other recordations, filings, consents, approvals, waivers and conditions required to be accomplished, received or satisfied under the terms of each of the Operative Documents have been accomplished, received or satisfied;

(f) Landlord shall have received a favorable opinion of counsel of Tenant covering such matters as Landlord may reasonably request;

(g) Landlord shall have received from Tenant copies, certified by appropriate state officials or corporate officers, of such corporate documents and records as are customary to support and confirm certain matters covered by the foregoing opinion;

(h) Landlord shall have received a favorable opinion of its counsel covering such matters as Landlord may reasonably request;

(i) Landlord shall have received Uniform Commercial Code search certificates from the jurisdiction in which the Security Instruments have been filed or recorded reflecting no other financing statements or filings against Tenant which are prior to the Liens granted by the Security Instruments and the other Operative Documents, except for any such Liens (i) which are Permitted Liens or (ii) for which Landlord has received a termination statement;

(j) Landlord shall have received the Appraisal of the Improvements located on the Land described in each Lease Supplement which sets forth the Present Value of such Improvements and an

Estimated Future Value of such Improvements of not less than the total amount of the original Lease Investment Balance set forth in such Lease Supplement;

(k) Landlord shall have received the following extended coverage ALTA 1970 title insurance policies covering the Parcels (or commitments therefor) subject to the Permitted Liens, in such amounts and with such endorsements as reasonably required by Landlord, issued by a title insurer approved by Landlord: (A) an owner's policy insuring Landlord's leasehold estate in the Parcels; and (B) a Lender's policy insuring the validity and priority of the Lease and the Amended Deeds of Trust;

(l) Landlord shall have received environmental reports or date downs of prior reports covering the Parcels satisfactory to Landlord by environmental consultants acceptable to Landlord and such reliance letters as Landlord may reasonably request;

(m) Landlord shall have received an ALTA survey of the Parcels reasonably satisfactory to Landlord;

(n) Landlord shall have received all fees and expenses payable to Landlord on or prior to the Funding Date;

(o) Landlord's counsel has received all fees and expenses incurred; and

(p) all conditions precedent to the effectiveness of the Credit Agreement among Tenant, as borrower, the Rent Purchasers and certain other financial institutions, as lenders, and Administrative Agent shall have been met.

3.2 *Rent Purchaser's Conditions Precedent.* The obligation of Administrative Agent and each Rent Purchaser to enter into the transactions contemplated by the Operative Documents, as of the Funding Date, is subject to fulfillment to their reasonable satisfaction of the following conditions:

(a) the Lease, Lease Supplement No. 1, Lease Supplement No. 2, and each of the other Operative Documents shall have been executed and delivered by the parties thereto and shall be in full force and of full effect;

(b) no Default shall exist under any of the Operative Documents;

(c) the representations and warranties of each of the parties contained in each of the Operative Documents shall be true and correct in all material respects;

(d) Administrative Agent shall have received an original fully executed counterpart of this Participation Agreement, the Rent Purchase Agreement, the Lease, Lease Supplement No. 1, Lease Supplement No. 2, and each of the other Operative Documents and Administrative Agent shall have received on behalf of each Rent Purchaser an original counterpart of this Participation Agreement, the Rent Purchase Agreement, the Lease, Lease Supplement No. 1 and Lease Supplement No. 2 executed by Landlord, Tenant and Administrative Agent to the extent they are parties thereto and conformed copies of each of the other Operative Documents;

(e) Administrative Agent, on behalf of each Rent Purchaser shall have received evidence that a memorandum of lease has been filed with respect to each Ground Lease and that the title company is prepared to record and/or file memoranda of lease with respect to the Lease, Lease Supplement No. 1 and Lease Supplement No. 2, the Security Instruments and the Rent Purchasers' Deed of Trust executed in connection with the Funding Date and all Uniform Commercial Code Financing Statements as deemed reasonably necessary by Administrative Agent, the insurance coverage required by the Lease or Security Instruments has been obtained (other than earthquake insurance to be obtained by September 15, 1999) and that all other recordations, filings, consents, approvals, waivers and conditions required to be accomplished, received or satisfied under the terms of each of the Operative Documents have been accomplished, received or satisfied;

(f) Administrative Agent, on behalf of such Rent Purchaser, shall have received a favorable opinion of counsel of Tenant covering such matters as Administrative Agent and the Rent Purchasers may reasonably request; this condition shall be satisfied if the opinions delivered pursuant to *Section 3.1(f)* cover the matters requested by Administrative Agent and the Rent Purchasers and are addressed to, or state that they may be relied upon by, Administrative Agent and the Rent Purchasers and such opinions are delivered to Administrative Agent and each Rent Purchaser;

(g) Administrative Agent, on behalf of each Rent Purchaser shall have received from Tenant copies, certified by appropriate state officials or corporate officers, of such corporate documents and records as are customary to support and confirm certain matters covered by the foregoing opinions;

(h) Administrative Agent, on behalf of each Rent Purchaser, shall have received Uniform Commercial Code search certificates from the jurisdictions in which Uniform Commercial Code Financing Statements are to be filed pursuant to Subparagraph 3.2(e) reflecting no other financing statements or filings against Tenant or Landlord which are prior to the Liens granted by the Security Instruments, the Rent Purchasers' Deed of Trust and the other Operative Documents, except for any such Liens (i) which are Permitted Liens or (ii) for which Administrative Agent has received a termination statement;

(i) Administrative Agent and each Rent Purchaser shall have received the Appraisal of the Improvements located on the Land described in each Lease Supplement which sets forth the Present Value of such Improvements and an Estimated Future Value of such Improvements of not less than the total amount of the original Lease Investment Balance set forth in such Lease Supplement;

(j) Administrative Agent, on behalf of each Rent Purchaser, shall have received the following extended coverage title insurance policies for the Parcels (or commitments therefor) subject to such exceptions as Administrative Agent may approve, in such amounts and with such endorsements as Administrative Agent may reasonably approve, issued by a title insurer acceptable to Administrative Agent: (A) an owner's policy insuring Landlord's leasehold estate in the Parcels; (B) a lender's policy insuring the validity and priority of the Lease and the Amended Deeds of Trust; and (C) a lender's policy insuring the validity and priority of the Rent Purchasers' Deed of Trust, together with such policies of co-insurance or re-insurance (or commitments therefor) as Administrative Agent may require and copies of all documents, instruments and agreements recorded against or otherwise affecting the Parcels, including all amendments, extensions and other modifications thereof;

(k) Administrative Agent, on behalf of each Rent Purchaser, shall have received environmental reports or datedowns of prior reports covering the Parcels satisfactory to Administrative Agent by environmental consultants acceptable to Administrative Agent and such reliance letters as Administrative Agent may reasonably request;

(l) Administrative Agent, on behalf of each Rent Purchaser, shall have received an ALTA survey of the Parcels reasonably satisfactory to Administrative Agent;

(m) all fees and expenses payable to Administrative Agent and such Rent Purchaser on or prior to the Funding Date (including all fees payable to Administrative Agent) shall have been paid;

(n) all fees and expenses of Administrative Agent's counsel shall have been paid; and

(o) all conditions precedent to the effectiveness of the Credit Agreement among Tenant, as borrower, the Rent Purchasers and certain other financial institutions, as lenders, and Administrative Agent shall have been met.

3.3 *Conditions Subsequent.* The obligation of Landlord and each Rent Purchaser to maintain their respective interests in the Lease Investment Balance is subject to the delivery by Tenant to Landlord and Administrative Agent, not later than October 15, 1999, of ALTA as-built surveys of the Parcels reasonably satisfactory to Landlord and Administrative Agent.

SECTION 4.
COMMITMENT FEES

4.1 *No Unused Commitment Fee for Funding Date.* As of the Funding Date, the entire Commitment Amount shall be advanced to Tenant, and there shall be no unused portion of the Rent Purchaser's Commitment.

SECTION 5.
DISTRIBUTIONS

5.1 *General.* Tenant is directed to remit to Landlord Landlord's Base Rent Interest and to Administrative Agent the Rent Purchasers' Base Rent Interest in accordance with the terms of this *Section 5* and *Section 7.1* of the Lease.

5.2 *Base Rent.* Pursuant to *Section 7.1* of the Lease, Landlord and Administrative Agent each shall deliver to Tenant an Invoice on a monthly basis for Base Rent due and owing on the next Rent Payment Date. The Invoice provided to Tenant by Administrative Agent shall indicate the exact dollar amount of the Rent Purchasers' Base Rent Interest that is due on such Rent Payment Date. The Invoice provided to Tenant by Landlord shall indicate the exact amount of the Landlord's Base Rent Interest that is due on such Rent Payment Date. If Landlord or Administrative Agent fails to send its respective Invoice, Tenant shall remit such sums for such next Rent Payment Date equal to the amount shown on the previous month's Invoice from the Entity failing to present a timely Invoice for the Rent Payment Date in question. If Tenant's payment of the amount shown on the previous month's Invoice is less than Base Rent due for such month, Tenant shall pay the difference within ten (10) days after receipt of notice from Landlord or Administrative Agent of such shortfall. If Tenant's payment of the amount shown on the previous month's Invoice exceeds the Base Rent due for such month, then (provided that no Event of Default has occurred which is continuing), such excess amount shall be credited to the next installment of Base Rent due to the Entities to which such excess amount was paid. Tenant shall send the amount of Base Rent specified by Landlord in its Invoice as Landlord's Base Rent Interest pursuant to Landlord's Wire Transfer Instructions in accordance with *Section 7.1* of the Lease. Tenant shall send the amount of Base Rent specified by the Administrative Agent in its Invoice as Rent Purchasers' Base Rent Interest pursuant to Administrative Agent's Wire Transfer Instructions in accordance with *Section 7.1* of the Lease. Tenant shall make all payments of Base Rent in lawful money of the United States and in same day or immediately available funds not later than 12:00 noon (New York Time) on each Rent Payment Date. Administrative Agent shall forward to each Rent Purchaser its pro rata share of the Rent Purchasers' Base Rent Interest received from Tenant.

5.3 *Additional Rent.* Any payment of the Purchase Price, the Guaranteed Residual Value, the Termination Amount, any Insurance and Condemnation Payments and any Default Amounts shall be deposited in escrow as provided in *Section 5.4* and distributed in the manner described in *Section 3.2* of the Rent Purchase Agreement. Any other amounts claimed by Landlord, Administrative Agent or any Rent Purchaser as Additional Rent, including, without limitation, any Break Funding Costs, any Additional Charges and Additional Amounts claimed by such Entity pursuant to *Section 8.4* of the Lease, any claims for indemnification amounts payable by Tenant under the Lease or any other Operative Document, and any fees, costs and expenses payable or reimbursable by Tenant under the Lease or any other Operative Document pursuant to the terms thereof, shall be paid by Tenant to the Entity claiming the same by a Notice delivered to Tenant by Landlord (with respect to any such Additional Rent claimed by Landlord) or by Administrative Agent (with respect to any such Additional Rent claimed by Administrative Agent or any Rent Purchaser). Landlord and Administrative Agent shall simultaneously deliver to each other any Notice delivered by it to Tenant, making a claim for the payment of any Additional Rent described in this *Section 5.3*. Tenant shall pay any Additional Rent claimed in a Notice delivered by Landlord or Administrative Agent within five (5) Business days of Tenant's receipt of such Notice.

5.4 *Escrow.* All amounts provided in the Lease or Rent Purchase Agreement to be deposited in escrow shall be deposited with a third party mutually acceptable to Landlord and Administrative Agent. Tenant and Landlord shall use their best efforts to arrange for such funds to be deposited directly by the payor into escrow. If such funds are received by Landlord, Landlord shall immediately deposit such funds in escrow and in no case later than one (1) Business Day following receipt of such funds. Funds deposited in escrow shall be distributed according to the terms of this Participation Agreement and of the Rent Purchase Agreement pursuant to joint escrow instructions prepared by Landlord and approved by Administrative Agent.

SECTION 6.
MISCELLANEOUS

6.1 *Relationship.* Neither this Participation Agreement nor any agreement or transaction contemplated hereby shall in any respect be interpreted, deemed or construed as constituting Landlord, Administrative Agent, Tenant and Rent Purchasers, or any combination of any two or more of such parties, as partners or joint venturers, or as creating any partnership, joint venture or association between or among any of such parties, and each of such parties agrees not to make any contrary assertion, contention, claim or counterclaim in any action, suit or other legal proceeding or for any other purpose whatsoever.

6.2 *Benefit of Lease Provisions.* The representations, and warranties, covenants and indemnities provided by Tenant under the Lease shall inure to the benefit of Administrative Agent and each Rent Purchaser.

6.3 *Notices.* Each notice hereunder shall be in writing and shall be sent by personal delivery, overnight courier (charges prepaid or billed to the sender) or by the deposit of such with the United States Postal Service, or any official successor thereto, designated as registered or certified mail, return receipt requested, bearing adequate postage and in each case addressed as provided in the Basic Lease Provisions as to Landlord, Administrative Agent and Tenant, and as provided on its counterpart signature page hereof as to each Rent Purchaser. Each such notice shall be effective upon being personally delivered or actually received. The time period in which a response to any such notice must be given or any action taken with respect thereto shall commence to run from the date of personal delivery to or receipt of the notice by the addressee thereof, as reflected on the return receipt of the notice. Rejection or other refusal to accept shall be deemed to be receipt of the notice sent. By giving to the other parties at least thirty (30) days' prior notice thereof, any party to this Participation Agreement shall have the right from time to time to change the address(es) thereof and to specify as the address(es) thereof any other address(es) within the continental United States of America.

6.4 *Severability of Provisions.* If any term, covenant or condition of this Participation Agreement shall be invalid or unenforceable, the remainder of this Participation Agreement, or the application of such term, covenant or condition to Entities or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby.

6.5 *Entire Agreement; Amendment.* The Operative Documents constitute the entire agreements of Landlord, Administrative Agent, Tenant and Rent Purchasers, as applicable, with respect to the transactions contemplated hereby and thereby. Neither this Participation Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed as set forth in the Rent Purchase Agreement.

6.6 *Successors and Assigns.* This Participation Agreement shall inure to the benefit of and be binding upon Landlord, Administrative Agent, Tenant and Rent Purchasers and their respective heirs, executors, legal representatives, successors and assigns except that the Tenant may not assign or transfer any of its respective rights or obligations hereunder without the prior written consent of Landlord and Administrative Agent. Whenever in this Participation Agreement a reference to any Entity is made, such

reference shall be deemed to include a reference to the heirs, executors, legal representatives, successors and assigns of such Entity.

6.7 *Expenses.* Tenant shall pay on demand, whether or not any Advance is made hereunder, (a) all reasonable fees and expenses, including reasonable attorneys' fees and expenses incurred by Landlord and Administrative Agent in connection with the syndication of the facilities provided under, the preparation, negotiation, execution and delivery of, and the exercise of their duties under, this Participation Agreement and the other Operative Documents, and the preparation, negotiation, execution and delivery of amendments and waivers hereunder and thereunder and (b) all reasonable fees and expenses, including reasonable attorneys' fees and expenses, incurred by Landlord, Administrative Agent and Rent Purchasers in the enforcement or attempted enforcement of any of Tenant's obligations under the Operative Documents or in preserving any of the rights and remedies of Landlord, Administrative Agent or any Rent Purchaser (including all such fees and expenses incurred in connection with any "workout" or restructuring affecting the Operative Documents or Tenant's obligations thereunder or any bankruptcy or similar proceeding involving Tenant or any of its Subsidiaries). As used herein, the term "reasonable attorneys' fees and expenses" shall include, without limitation, allocable costs and expenses of Landlord's, Administrative Agent's and Rent Purchasers' in-house legal counsel and staff. The obligations of Tenant under this *Section 6.6* shall survive the payment and performance of the Tenant's obligations under the Operative Documents and the termination of this Participation Agreement.

6.8 *Governing Law.* This Participation Agreement and the obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of California, without giving effect to its principles of conflict of laws.

6.9 *Counterparts.* This Participation Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall comprise but a single instrument.

6.10 *Time Is of the Essence.* Time is of the essence of this Participation Agreement, and of each provision hereof.

6.11 *No Third Party Beneficiaries.* This Participation Agreement is entered into by the parties hereto for the sole benefit of such parties. There are no third party beneficiaries of this Participation Agreement.

6.12 *Limitations on Recourse.* The obligations of Landlord, Administrative Agent and Rent Purchasers under this Participation Agreement shall be without recourse to any partner, officer, trustee, beneficiary, shareholder, director or employee of such party. Except for such party's gross negligence or willful misconduct in performing its obligations under the Operative Documents, the liability of Landlord, Administrative Agent and Rent Purchasers to any other party hereto for any default by such party to such other party under this Participation Agreement (a) shall be limited to the amount of such party's commitment hereunder, and (b) shall extend to any actual damages of such other party, but shall not extend to any foreseeable or unforeseeable consequential damages of such other party.

6.13 *Usury Savings Clause.* Nothing contained in this Participation Agreement or any other Operative Documents shall be deemed to require the payment of interest or other charges by Tenant in excess of the amount the applicable party may lawfully charge under applicable usury laws. In the event any party shall collect monies which are deemed to constitute interest which would increase the effective interest rate to a rate in excess of that permitted to be charged by applicable law, all such sums deemed to constitute excess interest shall, upon such determination, at the option of Landlord, be returned to Tenant or credited against other obligations of Tenant under the Operative Documents.

6.14 *Estoppel Certificates.* Within thirty (30) days after request therefor by any party hereto of any other party hereto, the non-requesting party shall deliver, in recordable form, a certificate to any proposed mortgagee, purchaser, sublessee or assignee and to the requesting party, certifying (if such be the case)

that this Participation Agreement is in full force and effect, that, to the best of its knowledge, the non-requesting party has no defenses or offsets outstanding, or stating those claimed, and any other information reasonably requested. Failure to deliver said statement in the time allowed shall be conclusive upon the non-requesting party that: (a) this Participation Agreement is in full force and effect, without modification, except as may be represented by the requesting party; (b) there are no uncured defaults in the requesting party's performance and the non-requesting party has no right of offset, counterclaim or deduction against the non-requesting party's obligations hereunder; and (c) any other matters reasonably requested in such certificate.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Participation Agreement as of the day and year first above written.

LANDLORD:

SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation

By /s/ William M. Ginn

Name William M. Ginn

Its President

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TENANT: ADOBE SYSTEMS INCORPORATED
a Delaware Corporation

By /s/ Harold L. Covert

Name Harold L. Covert

Its Executive Vice President and
Chief Financial Officer

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ADMINISTRATIVE AGENT:

Date: ______________________________

ABN AMRO BANK N.V.

By: /s/ Jamie Dillon

Name: Jamie Dillon

Its: Vice President

By: /s/ Nia M. Miller

Name: Nia M. Miller

Its: Assistant Vice President

Address for Notices:

ABN AMRO Bank N.V.
Syndications Group
1325 Avenue of the Americas, 9th Floor
New York, NY 10019
Attn: Linda Boardman
Tel. No: (212) 314-1724
Fax. No: (212) 314-1712
Email: linda.boardman@abnamro.com

With a copy to:

ABN AMRO Bank N.V.
101 California Street, Suite 4550
San Francisco, CA 94111-5812
Attn: Jamie Dillon
Tel: (415) 984-3750
Fax: (415) 362-3524
Email: jamie.dillon@abnamro.com

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RENT PURCHASER:

Date: ____________________

Commitment: 9.25147909%, but not to exceed $13,183,357.70

ABN AMRO BANK N.V.

By: /s/ Jamie Dillon
Name: Jamie Dillon
Its: Vice President

By: /s/ Nia M. Miller
Name: Nia M. Miller
Its: Assistant Vice President

Address for Notices:

ABN AMRO Bank N.V.
208 South LaSalle Street, Suite 1500
Chicago, IL 60604-1003
Attn: Credit Administration
Tel. No.: (312) 992-5110
Fax No.: (312) 992-5111

With a copy to:

ABN AMRO Bank N.V.
San Francisco Representative Office
101 California Street, Suite 4550
San Francisco, CA 94111
Attn: Jamie Dillon
Tel. No: (415) 984-3750
Fax No: (415) 362-3524
Email: jamie.dillon@abnamro.com

Wiring Instructions:

ABN AMRO Bank N.V.
New York, New York
ABA No.: 026009580
F/O ABN AMRO Bank N.V.
Chicago Branch CPU
Account No.: 650-001-1789-41
Reference: CPU 00457353 Adobe

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RENT PURCHASER:

Date: ______________________

Commitment: 5.25547445%, but
not to exceed $7,489,051.09

BANK OF AMERICA, N.A.

By: /s/ Fred L. Thorne
Name: Fred L. Thorne
Its: Managing Director

Address for Notices:

Bank of America, N.A.
555 California Street, 41st Floor
San Francisco, CA 94104
Attn: Alex Samek
Tel. No.: (415) 622-8867
Fax No.: (415) 953-0632
Email: alex.j.samek@nationsbank.com

Wiring Instructions:

Bank of America, N.A.
Dallas, TX
ABA No.: 111000012
For further credit to: Credit Services
Account No.: 1292000883
Reference: Adobe Systems Inc.

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RENT PURCHASER:

BANK HAPOALIM B.M.

Date: ____________________

Commitment: 2.91970803%, but not to exceed $4,160,583.94

By: /s/ John Rice
Name: John Rice
Its: Vice President and Senior Lending Officer

By: /s/ Paul Watson
Name: Paul Watson
Its: Vice President and Lending Officer

Address for Notices:

Bank Hapoalim B.M.
San Francisco Branch
250 Montgomery Street, Suite 700
San Francisco, CA 94104
Attn: Dan Jozefov
Tel. No.: (415) 989-9940 Ext. 125
Fax No.: (415) 989-9948 or (415) 989-9036
Email: Danny96440@aol.com

Wiring Instructions:

Bank Hapoalim B.M.
New York Branch
ABA No.: 0260-0886-6
For further credit to: BHSF
Reference: Adobe Systems

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RENT PURCHASER:

Date: ______________________________

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

BANK OF MONTREAL

By: /s/ Michael P. Joyce

Name: Michael P. Joyce

Its: Managing Director

Address for Notices:

Bank of Montreal
115 South LaSalle Street, 12th Floor
Chicago, IL 60603
Attn: Kanu Modi
Tel. No.: (312) 750-3891
Fax No.: (312) 750-6057
Email: kanu.modi@bmo.com

With a copy to:

Bank of Montreal
601 South Figueroa Street, Suite 4900
Los Angeles, CA 90017
Attn: Daniel Strickford
Tel. No.: (213) 239-0647
Fax No.: (213) 239-0680
Email: daniel.strickford@bmo.com

Wiring Instructions:

Harris Trust and Savings Bank
111 West Monroe Street
Chicago, IL 60603
ABA No.: 071000288
Account Name: Bank of Montreal
Account No.: 124-856-6
Reference: Adobe Systems Incorporated

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RENT PURCHASER:

Date: ______________________

Commitment: 5.25547445%, but
not to exceed $7,489,051.09

BANQUE NATIONALE DE PARIS

By: /s/ Gavin S. Holles
Name: Gavin S. Holles
Its: Vice President

By: /s/ Michael D. McCorriston
Name: Michael D. McCorriston
Its: Vice President

Address for Notices:

Banque Nationale de Paris
180 Montgomery Street
San Francisco, CA 94104
Attn: Michael D. McCorriston
Tel. No.: (415) 772-1324
Fax No.: (415) 296-8954
Email: michael.mccorriston@bnpgroup.com

Wiring Instructions:

Banque Nationale de Paris, New York
ABA No.: 026007689
Account Name: Banque Nationale de Paris, San Francisco
Account No.: 143340-001-76
Reference: Adobe Systems

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RENT PURCHASER:

THE FIRST NATIONAL BANK OF CHICAGO

Date: ______________________________

By: /s/ Stephanie Mack

Name: Stephanie Mack

Its: Associate Underwriter

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

Address for Notices:

The First National Bank of Chicago
777 South Figueroa Street, 4th Floor
Los Angeles, CA 90017
Attn: Anthony B. Mathews
Tel. No.: (213) 683-4957
Fax No.: (213) 683-4999
Email: anthony.mathews@em.fcnbd.com

Wiring Instructions:

The First National Bank of Chicago
Chicago, IL
ABA No.: 071 000 013
For further credit to: LS2 OSD Money Transfer Incoming Account
Account No.: 4811 5286 0000
Reference: Adobe Systems Inc.
Attn: Robert Simon

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RENT PURCHASER:

Date: ______________________

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

FIRST UNION NATIONAL BANK

By: /s/ Paul L. Menconi

Name: Paul L. Menconi

Its: Vice President

Address for Notices:

First Union National Bank
301 South College Street, 10th Floor
Charlotte, NC 28288-0745
Attn: Paul L. Menconi
Tel. No.: (704) 374-7148
Fax No.: (704) 383-7236
Email: paul.menconi@capmark.funb.com

Wiring Instructions:

First Union National Bank
Charlotte, NC
ABA No.: 053-000-219
Account No.: 465906-0004568

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RENT PURCHASER:

Date: ______________________________

Commitment: 8.46715328%, but
not to exceed $12,065,693.43

FLEET NATIONAL BANK

By: /s/ William E. Rurode, Jr.

Name: William E. Rurode, Jr.

Its: Executive Vice President

Address for Notices:

Fleet National Bank
One Federal Street
Boston, MA 02110
Attn: Mathew Glauninger or David Bremer
Tel. No.: (617) 346-0029 or (617) 346-5493
Fax No.: (617) 346-0151
Email: mathew m glauninger@fleet.com

Wiring Instructions:

Fleet National Bank
Boston, MA
ABA No.: 011 000 138
For further credit to: Adobe Systems, Inc.
Account No.: 1510351-03156
Attn: Commercial Loan Wire Suspense

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RENT PURCHASER:	**THE INDUSTRIAL BANK OF JAPAN, LIMITED**
Date: ______________________	By: /s/ Ken Iwata
	Name: Ken Iwata
Commitment: 5.25547445%, but not to exceed $7,489,051.09	Its: Senior Vice President & Manager

Address for Notices:

The Industrial Bank of Japan, Limited
555 California Street, Suite 3110
San Francisco, CA 94104
Attn: Joe Endoso
Tel. No.: (415) 693-1822
Fax No.: (415) 982-1917
Email: ibjsf@aol.com

Wiring Instructions:

The Industrial Bank of Japan, Limited
New York, NY
ABA No.: 026-008-345
Attn: Richard Emmich, Credit Administration #1 Dept.

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RENT PURCHASER:

Date: August 5, 1999

Commitment: 8.46715328%, but not to exceed $12,065,693.43

KEYBANK NATIONAL ASSOCIATION

By: /s/ Mary K. Young

Name: Mary K. Young

Its: Assistant Vice President

Address for Notices:

KeyBank National Association
700 Fifth Avenue, 46th Floor
Seattle, WA 98104
Attn: Mary K. Young
Tel. No.: (206) 684-6085
Fax No.: (206) 684-6035
Email: mary k young@keybank.com

Wiring Instructions:

KeyBank National Association
Seattle, WA
ABA No.: 125000574
For further credit to: NW Region Specialty Services
Account No.: 01500163
Reference: Adobe Systems Incorporated

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RENT PURCHASER:

Date: ______________________

Commitment: 5.25547445%, but
not to exceed $7,489,051.09

MELLON BANK, N.A.

By: /s/ Lawrence C. Ivey

Name: Lawrence C. Ivey

Its: Vice President

Address for Notices:

Mellon Bank, N.A.
400 South Hope Street, 5th Floor
Los Angeles, CA 90071
Attn: Lawrence C. Ivey
Tel. No.: (213) 553-9543
Fax No.: (213) 629-0492
Email: c/o: kang.jh@mellon.com

Wiring Instructions:

Mellon Bank, N.A.
Pittsburgh, PA
ABA No.: 0430-0026-1
For further credit to: Loan Administration
Account No.: 990873800
Reference: Adobe Systems Incorporated

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RENT PURCHASER: **THE NORTHERN TRUST COMPANY**

Date: August 3, 1999

By: /s/ David J. Mitchell
Name: David J. Mitchell
Its: Vice President

Commitment: 7.29927007%, but
not to exceed $10,401,459.85

Address for Notices:

The Northern Trust Company
50 South LaSalle Street, 11th Floor
Chicago, IL 60675
Attn: David J. Mitchell
Tel. No.: (312) 444-5033
Fax No.: (312) 444-5055
Email: david mitchell@notes.ntrs.com

Wiring Instructions:

The Northern Trust Bank
ABA No.: 071000152
Account No.: 5186401000
For further credit to: Commercial Loan Dept.
Reference: Adobe

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RENT PURCHASER:

Date: August 6, 1999

Commitment: 5.25547445%, but not to exceed $7,489,051.09

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ Karen L. Stefancic

Name: Karen L. Stefancic

Its: Vice President

Address for Notices:

The Royal Bank of Scotland plc
Wall Street Plaza
88 Pine Street, 26th Floor
New York, NY 10005
Attn: Karen Stefancic
Tel. No.: (212) 269-3390
Fax No.: (212) 480-0791
Email: stefank@rbsny.com

Wiring Instructions:

Citibank, N.A.
New York, NY
ABA No.: 0210-0008-9
For further credit to: The Royal Bank of Scotland
Account No.: 36023239
Reference: Adobe
Attn: DeQuar

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RENT PURCHASER: **UBS AG**

Date: ______________________

Commitment: 4.37956204%, but not to exceed $6,240,875.91

By: /s/ Robert H. Riley III
Name: Robert H. Riley III
Its: Executive Director

By: /s/ Paula Mueller
Name: Paula Mueller
Its: Director

Address for Notices:

UBS AG
Stamford Branch
677 Washington Boulevard
Stamford, CT 06901
Attn: Robert H. Riley
Tel. No.: (203) 719-4066
Fax No.: (203) 719-6354
Email: robert.riley@wdr.com

Wiring Instructions:

UBS AG
Stamford Branch
ABA No.: 026007993
CHIPS ABA No.: 799
For further credit to: Portfolio Management House Account No. 101-WA-894001-001
Reference: Adobe Systems

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Exhibit A

Lease

[included herewith]

Exhibit B

Amended Deeds of Trust

[included herewith]

AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS

THIS AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS (this "*Amendment*"), dated as of October 8, 1999, is entered into by and between:

(1) ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("*Tenant*"); and

(2) SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("*Landlord*").

RECITALS

A. Tenant and Landlord are parties to that certain Amended, Restated and Consolidated Master Lease of Land and Improvements, dated as of August 11, 1999 (the "*Lease*").

B. In connection with the Lease, Landlord entered into a Participation Agreement, dated as of August 11, 1999, with Tenant, certain financial institutions from time to time parties thereto (the "*Rent Purchasers*") and ABN AMRO Bank N.V., as agent for the Rent Purchasers (in such capacity, "*Administrative Agent*"), and a Rent Purchase Agreement, dated as of August 11, 1999, with the Rent Purchasers and Administrative Agent, pursuant to which the Rent Purchasers purchased an interest in the Lease from Landlord.

C. Tenant has requested that the insurance provisions in the Lease be amended and Landlord is willing so to amend the Lease upon the terms and subject to the conditions set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Tenant and Landlord hereby agree as follows:

1. *Definitions, Interpretation.* All capitalized terms defined above and elsewhere in this Amendment shall be used herein as so defined. Unless otherwise defined herein, all other capitalized terms used herein shall have the respective meanings given to those terms *Appendix A* to the Lease. The rules of construction set forth in *Appendix A* to the Lease shall, to the extent not inconsistent with the terms of this Amendment, apply to this Amendment and are hereby incorporated by reference.

2. *Amendments to Lease.* Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, the Lease is hereby amended as follows:

(a) *Clause (b)* of *Section 9.3* is amended to read in its entirety as follows:

(b) on and after September 15, 1999, earthquake coverage for the Improvements (excluding any Tenant's Property) in an amount not less than $10,000,000, with a deductible not more than five percent (5%) of than the total value of the Improvements insured; and

(b) The fifth sentence of *Section 9.4* is amended to read in its entirety as follows:

The certificates shall state that such insurance is in full force and effect and that coverage will not be reduced below the amounts required under this *Article IX* or otherwise limited or canceled without ten (10) days' prior written notice to Landlord and Administrative Agent in the case of any cancellation for non-payment of premiums and thirty (30) days' prior written notice to Landlord and Administrative Agent in the case of any reduction, limitation or cancellation for any other reason.

3. *Waiver.* Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, Landlord hereby waives any Event of Default arising out of Tenant's failure to provide earthquake insurance with a deductible of not more than $1,000,000 or a certificate of insurance stating that coverage will not be canceled without thirty (30) days' prior written notice.

4. ***Representations and Warranties.*** Tenant hereby represents and warrants to Landlord, the Rent Purchasers and Administrative Agent that the following are true and correct on the date of this Amendment and that, after giving effect to the amendments set forth in *Paragraph 2* above, the following will be true and correct on the Effective Date (as defined below):

(a) The representations and warranties of Tenant set forth in *Section 21.18* of the Lease and in the other Operative Documents are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which shall be true as of such date);

(b) No Default has occurred and is continuing; and

(c) All of the Operative Documents are in full force and effect.

(Without limiting the scope of the term "Operative Documents," Tenant expressly acknowledges in making the representations and warranties set forth in this *Paragraph 4* that, on and after the date hereof, such term includes this Amendment.)

5. ***Effective Date.*** The amendments effected by *Paragraph 2* above and the waiver effected by *Paragraph 3* above shall become effective on the date (the "*Effective Date*") that Landlord and Administrative Agent receive each of the following, each in form and substance satisfactory to Landlord and Administrative Agent and their respective counsel:

(a) The Consent to Amendment duly executed by Majority Rent Purchasers;

(b) This Amendment duly executed by Tenant and Landlord;

(c) All fees and expenses payable to Landlord, the Rent Purchasers and Administrative Agent on or prior to the Effective Date;

(d) All fees and expenses of Landlord's and Administrative Agent's counsels through the Effective Date, to the extent set forth in statements of such counsels delivered to Lessee on or before the Effective Date; and

(e) Such other evidence as Landlord or Administrative Agent may reasonably request to establish the accuracy and completeness in all material respects of the representations and warranties and the compliance with the terms and conditions contained in this Amendment and the other Operative Documents.

6. ***Effect of this Amendment.*** On and after the Effective Date, each reference in the Lease and the other Operative Documents to the Lease shall mean the Lease as amended hereby. Except as specifically amended above, (a) the Lease and the other Operative Documents shall remain in full force and effect and are hereby ratified and affirmed and (b) the execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power, or remedy of Landlord, the Rent Purchasers or Administrative Agent, nor constitute a waiver of any provision of the Lease or any other Operative Document.

7. ***Miscellaneous.***

(a) *Counterparts.* This Amendment may be executed in any number of identical counterparts, any set of which signed by all the parties hereto shall be deemed to constitute a complete, executed original for all purposes.

(b) *Headings.* Headings in this Amendment are for convenience of reference only and are not part of the substance hereof.

(c) *Governing Law.* This Amendment shall be governed by and construed in accordance with the laws of the State of California without reference to conflicts of law rules.

[Signature pages follow]

IN WITNESS WHEREOF, Tenant and Landlord have caused this Amendment to be executed as of the day and year first above written.

TENANT:	**ADOBE SYSTEMS INCORPORATED**
	By: /s/ Harold L. Covert
	Name: Harold L. Covert
	Title: Executive Vice President and Chief Financial Officer
LANDLORD:	**SUMITOMO BANK LEASING AND FINANCE, INC.**
	By: /s/ Brett D. Long
	Name: Brett D. Long
	Title: Managing Director

CONSENT TO AMENDMENT

The undersigned hereby consent to the execution of Amendment No. 1 to Amended, Restated and Consolidated Master Lease of Land and Improvements between Adobe Systems Incorporated, as Tenant, and Sumitomo Bank Leasing and Finance, Inc., as Landlord, in the form attached hereto as *Exhibit A* and to the amendment and waiver contained therein.

RENT PURCHASERS:

ABN AMRO BANK N.V.

By: /s/ Jamie Dillon
Name: Jamie Dillon
Title: Group Vice President

By: /s/ Nia M. Miller
Name: Nia M. Miller
Title: Assistant Vice President

Date: ________________

BANK OF AMERICA, N.A.

By: ________________
Name: ________________
Title: ________________
Date: ________________

BANK HAPOALIM B.M.

By: ________________
Name: ________________
Title: ________________
Date: ________________

BANK OF MONTREAL

By: ______________________

Name: ______________________

Title: ______________________

Date: ______________________

BANQUE NATIONALE DE PARIS

By: /s/ Michael D. McCorriston

Name: Michael D. McCorriston

Title: Vice President

By: /s/ Jeffrey S. Kajisa

Name: Jeffrey S. Kajisa

Title: Vice President

Date: ______________________

BANK ONE, NA (F/K/A THE FIRST NATIONAL BANK OF CHICAGO)

By: /s/ Mark A. Isley

Name: Mark A. Isley

Title: First Vice President

Date: October 8, 1999

FIRST UNION NATIONAL BANK

By: /s/ Paul L. Menconi

Name: Paul L. Menconi

Title: Vice President

Date: October 6, 1999

FLEET NATIONAL BANK

By: /s/ Matthew M. Gauninger

Name: Matthew M. Gauninger

Title: Senior Vice President

Date: October 5, 1999

THE INDUSTRIAL BANK OF JAPAN, LIMITED

By: /s/ Ken Iwata

Name: Ken Iwata

Title: Senior Vice President & Manager

Date: October 8, 1999

KEYBANK NATIONAL ASSOCIATION

By: /s/ Mary K. Young

Name: Mary K. Young

Title: Assistant Vice President

Date: October 5, 1999

MELLON BANK, N.A.

By: /s/ Lawrence C. Ivey

Name: Lawrence C. Ivey

Title: Vice President

Date: October 7, 1999

THE NORTHERN TRUST COMPANY

By: /s/ David J. Mitchell
Name: David J. Mitchell
Title: Vice President
Date: October 7, 1999

THE ROYAL BANK OF SCOTLAND PLC

By: /s/ Karen L. Stefancic
Name: Karen L. Stefancic
Title: Vice President

UBS AG
Stamford Branch

By: /s/ Robert H. Riley III
Name: Robert H. Riley III
Title: Executive Director

By: /s/ Wilfred Saint
Name: Wilfred Saint
Title: Portfolio Support, US

EXHIBIT A

AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS

THIS AMENDMENT NO. 1 TO AMENDED, RESTATED AND CONSOLIDATED MASTER LEASE OF LAND AND IMPROVEMENTS (this "*Amendment*"), dated as of , 1999, is entered into by and between:

(1) ADOBE SYSTEMS INCORPORATED, a Delaware corporation ("*Tenant*"); and

(2) SUMITOMO BANK LEASING AND FINANCE, INC., a Delaware corporation ("*Landlord*").

RECITALS

A. Tenant and Landlord are parties to that certain Amended, Restated and Consolidated Master Lease of Land and Improvements, dated as of August 11, 1999 (the "*Lease*").

B. In connection with the Lease, Landlord entered into a Participation Agreement, dated as of August 11, 1999, with Tenant, certain financial institutions from time to time parties thereto (the "*Rent Purchasers*") and ABN AMRO Bank N.V., as agent for the Rent Purchasers (in such capacity, "*Administrative Agent*"), and a Rent Purchase Agreement, dated as of August 11, 1999, with the Rent Purchasers and Administrative Agent, pursuant to which the Rent Purchasers purchased an interest in the Lease from Landlord.

C. Tenant has requested that the insurance provisions in the Lease be amended and Landlord is willing so to amend the Lease upon the terms and subject to the conditions set forth in this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Tenant and Landlord hereby agree as follows:

1. ***Definitions, Interpretation.*** All capitalized terms defined above and elsewhere in this Amendment shall be used herein as so defined. Unless otherwise defined herein, all other capitalized terms used herein shall have the respective meanings given to those terms *Appendix A* to the Lease. The rules of construction set forth in *Appendix A* to the Lease shall, to the extent not inconsistent with the terms of this Amendment, apply to this Amendment and are hereby incorporated by reference.

2. ***Amendments to Lease.*** Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, the Lease is hereby amended as follows:

(a) *Clause (b)* of *Section 9.3* is amended to read in its entirety as follows:

(b) on and after September 15, 1999, earthquake coverage for the Improvements (excluding any Tenant's Property) in an amount not less than $10,000,000, with a deductible not more than five percent (5%) of than the total value of the Improvements insured; and

(b) The fifth sentence of *Section 9.4* is amended to read in its entirety as follows:

The certificates shall state that such insurance is in full force and effect and that coverage will not be reduced below the amounts required under this *Article IX* or otherwise limited or canceled without ten (10) days' prior written notice to Landlord and Administrative Agent in the case of any cancellation for non-payment of premiums and thirty (30) days' prior written notice to Landlord and Administrative Agent in the case of any reduction, limitation or cancellation for any other reason.

3. ***Waiver.*** Subject to the satisfaction of the conditions set forth in *Paragraph 5* below, Landlord hereby waives any Event of Default arising out of Tenant's failure to provide earthquake insurance with a

deductible of not more than $1,000,000 or a certificate of insurance stating that coverage will not be canceled without thirty (30) days' prior written notice.

4. *Representations and Warranties.* Tenant hereby represents and warrants to Landlord, the Rent Purchasers and Administrative Agent that the following are true and correct on the date of this Amendment and that, after giving effect to the amendments set forth in *Paragraph 2* above, the following will be true and correct on the Effective Date (as defined below):

(a) The representations and warranties of Tenant set forth in *Section 21.18* of the Lease and in the other Operative Documents are true and correct in all material respects as if made on such date (except for representations and warranties expressly made as of a specified date, which shall be true as of such date);

(b) No Default has occurred and is continuing; and

(c) All of the Operative Documents are in full force and effect.

(Without limiting the scope of the term "Operative Documents," Tenant expressly acknowledges in making the representations and warranties set forth in this *Paragraph 4* that, on and after the date hereof, such term includes this Amendment.)

5. *Effective Date.* The amendments effected by *Paragraph 2* above and the waiver effected by *Paragraph 3* above shall become effective on the date (the "*Effective Date*") that Landlord and Administrative Agent receive each of the following, each in form and substance satisfactory to Landlord and Administrative Agent and their respective counsel:

(a) The Consent to Amendment duly executed by Majority Rent Purchasers;

(b) This Amendment duly executed by Tenant and Landlord;

(c) All fees and expenses payable to Landlord, the Rent Purchasers and Administrative Agent on or prior to the Effective Date;

(d) All fees and expenses of Landlord's and Administrative Agent's counsels through the Effective Date, to the extent set forth in statements of such counsels delivered to Lessee on or before the Effective Date; and

(e) Such other evidence as Landlord or Administrative Agent may reasonably request to establish the accuracy and completeness in all material respects of the representations and warranties and the compliance with the terms and conditions contained in this Amendment and the other Operative Documents.

6. *Effect of this Amendment.* On and after the Effective Date, each reference in the Lease and the other Operative Documents to the Lease shall mean the Lease as amended hereby. Except as specifically amended above, (a) the Lease and the other Operative Documents shall remain in full force and effect and are hereby ratified and affirmed and (b) the execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power, or remedy of Landlord, the Rent Purchasers or Administrative Agent, nor constitute a waiver of any provision of the Lease or any other Operative Document.

7. *Miscellaneous.*

(a) *Counterparts.* This Amendment may be executed in any number of identical counterparts, any set of which signed by all the parties hereto shall be deemed to constitute a complete, executed original for all purposes.

(b) *Headings.* Headings in this Amendment are for convenience of reference only and are not part of the substance hereof.

(c) *Governing Law.* This Amendment shall be governed by and construed in accordance with the laws of the State of California without reference to conflicts of law rules.

[Signature pages follow]

IN WITNESS WHEREOF, Tenant and Landlord have caused this Amendment to be executed as of the day and year first above written.

TENANT: **ADOBE SYSTEMS INCORPORATED**

By: ____________________________

Name: ____________________________

Title: ____________________________

LANDLORD: **SUMITOMO BANK LEASING AND FINANCE, INC.**

By: ____________________________

Name: ____________________________

Title: ____________________________